Form 20-F
period 2016-12-31
Talend SA
filed 2017-03-07
CIK 1668105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

France

(Jurisdiction of incorporation or organization)

9, rue Pages, 92150 Suresnes, France

(Address of principal executive offices)

Michael Tuchen

Chief Executive Officer

Talend Inc.

800 Bridge Parkway, Suite 200

Redwood City, CA 94065

Tel: (650) 539-3200 Fax:

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value €0.08 per share Ordinary shares, nominal value €0.08 per share*	The Nasdaq Stock Market LLC The NASDAQ Stock Market LLC*

*  Not for trading, but only in connection with the listing of the American Depositary Shares on The NASDAQ Stock Market LLC.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

Ordinary shares, nominal value €0.08 per share: 28,557,153 as of December 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ◻  Yes  ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ◻   Yes  ☒   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒   Yes  ◻   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ◻   Yes  ◻   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ◻                  Accelerated filer  ◻                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ◻   Item 17  ◻   Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ◻   Yes  ☒   No

INTRODUCTION

The audited consolidated financial statements included herein have been presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. For Talend S.A. and our subsidiaries that use a functional currency that is not U.S. dollars, the assets and liabilities have been translated at the closing exchange rate as of the relevant balance sheet date, while the income and expenses have been translated at the average exchange rate for the month in which the transaction occurred. The resulting exchange differences are recognized in our consolidated statement of comprehensive income.

All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€” and “euros” mean Euros, unless otherwise noted. Certain information in this annual report is expressed in Euros. We make no representation that the Euro or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or Euros, as the case may be, at any particular rate or at all. See “Risk Factors—We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations”.

As used in this annual report, the term “ADSs” refers to the American Depositary Shares, each representing one ordinary share, nominal value €0.08 per share, of Talend S.A.

As used in this annual report, the terms “Talend,” “we,” “our,” “us,” and “the Company” refer to Talend S.A. and its consolidated subsidiaries, unless the context otherwise requires.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or the Annual Report, includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “may”, “believe”, “expect”, “anticipate”, “estimate”, “predict”, “intend”, “plan”, “targets”, “projects”, “likely”, “will”, “would”, “could”, “should”, “contemplate” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•

Our future financial performance, including our revenue, cost of revenue, gross profit or gross margin, operating expenses, ability to generate positive cash flow and ability to achieve and maintain profitability;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs;
•	our ability to increase the number of subscription customers;
•	our ability to renew and extend existing customer deployments;
•	our ability to optimize the pricing for our subscription offerings;
•	the growth in the usage of the Talend Data Fabric framework;
•	our ability to innovate and develop the various open source projects that will enhance the capabilities of Talend Open Studio;
•	our ability to provide superior subscription offerings and professional services;
•	our ability to successfully introduce new product offerings;
•	our ability to successfully expand in our existing markets and into new domestic and international markets;

•	our ability to effectively manage our growth and future expenses;
•	our ability to maintain, protect and enhance our intellectual property;
•

general economic conditions that may adversely affect either our customers’ ability or willingness to purchase new or additional subscriptions, delay a prospective customer’s purchasing decision, reduce the value of new subscriptions or affect customer retention;

•	anticipated trends, growth rates and challenges in our business and in the markets in which we operate, including the continued adoption of big data technologies;
•	our ability to comply with modified or new laws and regulations applying to our business, including copyright and privacy regulation;
•	the attraction and retention of qualified employees and key personnel;
•	the potential benefits of strategic collaboration agreements and our ability to enter into and maintain established strategic collaborations;
•	developments relating to our competitors and our industry; and
•	other risks and uncertainties, including those listed under the caption “Risk Factors”.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report. You should refer to the section of this Annual Report titled “Item 3.D—Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements.

You should read thoroughly this Annual Report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

PART I

Item 1.         Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

A.	Selected Financial Data

The following tables summarize our consolidated financial and other data. We derived the consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016 and consolidated statements of financial position data as of December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this Annual Report. We derived the consolidated statement of operations data for the year ended December 31, 2013 and the consolidated statement of financial position data as of December 31, 2014, from our Annual Consolidated Financial Statements not included in this Annual Report. We prepare our consolidated financial statements in accordance with IFRS which includes all standards issued by the IASB and related interpretations issued by the IFRS Interpretations Committee. Our historical results presented below are not necessarily indicative of financial results to be achieved in future periods. You should read the following summary consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

Consolidated Statement of Operations Data:

	Year Ended December 31,
	2013	2014	2015	2016
	(in thousands, except per share amounts)
Operations:
Total Revenue	$53,080	$62,581	$75,960	$105,984
Gross profit	37,185	46,423	57,252	80,416
Operating expenses	55,098	69,179	78,697	106,408
Loss from operations	(17,913)	(22,756)	(21,445)	(25,992)
Net loss for the year	(19,689)	(22,521)	(22,006)	(24,243)

Net loss per share attributable to ordinary shareholders:
Basic and diluted net loss per share	$(6.40)	$(6.09)	$(5.79)	$(1.68)

Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Shares used in basic and diluted net loss per share	3,075	3,696	3,803	14,464

Selected Consolidated Statement of Operations data for the year ended December 31, 2012 has been omitted as such information cannot be provided without unreasonable effort and expense to the Company because audited financial statements in accordance with IFRS have not previously been prepared for this period, and because the Company is an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012 and therefore may take advantage of specific reduced reporting requirements that are otherwise applicable generally to other public companies.

Consolidated Statement of Financial Position Data:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)

Cash and cash equivalents	$9,191	$6,930	$91,023
Total assets	45,498	48,061	144,651
Debt	2,858	10,142	149
Total liabilities	82,291	100,544	126,626
Share capital	2,414	2,450	2,980
Share premium	93,336	94,931	194,992
Total shareholders' equity (deficit)	(36,793)	(52,483)	18,025

Selected Consolidated Statement of Financial Position data for the year ended December 31, 2013 has been omitted as such information cannot be provided without unreasonable effort and expense to the Company because audited financial statements in accordance with IFRS have not previously been prepared for this period, and because the Company is an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012 and therefore may take advantage of specific reduced reporting requirements that are otherwise applicable generally to other public companies.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below and all other information contained in this annual report. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. This annual report also contains forward- looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to Our Business and Industry

Our business and operations have experienced rapid growth, and if we do not appropriately manage any future growth or are unable to improve our systems and processes, our business, financial condition, results of operations and prospects will be adversely affected.

We have experienced rapid growth and increased demand for our products over the last few years. Our employee headcount and number of customers have increased significantly, and we expect to continue to grow our headcount significantly over the next year. For example, our employee base has grown from 438 employees as of December 31, 2014 to 524 employees as of December 31, 2015 to 679 employees as of December 31, 2016. The growth and expansion of our business and product offerings places a continuous significant strain on our management, operational, and financial resources. As we have grown, we have managed more complex deployments of our subscriptions with enterprise customers. We must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems, and our ability to manage headcount, capital and processes in an efficient manner to manage our growth to date and any future growth effectively.

We may not be able to scale improvements successfully to our product offering or implement our other systems, processes, and controls in an efficient or timely manner or in a manner that does not negatively affect our results of operations. In addition, our existing systems, processes and controls may not prevent or detect all errors, omissions or fraud. We may experience difficulties in managing improvements to our systems, processes and controls or in connection with third-party software, which could disrupt existing customer relationships, cause us to lose customers, limit us to smaller deployments of our products, or increase our technical support costs. Our failure to improve our systems, processes and controls, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to forecast our revenue, expenses and earnings accurately, or to prevent certain losses. For example, we are implementing certain new enterprise management systems and any failure to implement these systems may disrupt our operations and our operating expenses could increase. Additionally, our productivity and the quality of our products and services may be adversely affected if we do not integrate and train our new employees quickly and effectively. Any future growth would add complexity to our organization and require effective coordination throughout our organization. Failure to manage any future growth effectively could result in increased costs, negatively affect our customers’ satisfaction with our products and services and harm our results of operations.

If we are unable to increase sales of our solution to new customers and sell additional products to our existing customers, our future revenue and results of operations will be harmed.

Our future success depends, in part, on our ability to sell our subscriptions to new customers and to expand the deployment of our platform with existing customers by selling additional subscriptions. This may require increasingly sophisticated and costly sales efforts that may not result in additional sales. In addition, the rate at which our customers purchase additional subscriptions depends on a number of factors, including the perceived need for additional data integration products as well as general economic conditions. If our efforts to sell additional subscriptions to our customers are not successful, our business may suffer.

We have a history of losses and may not be able to achieve profitability or positive cash flows on a consistent basis. If we cannot achieve profitability or positive cash flows, our business, financial condition, and results of operations may suffer.

We have incurred losses in all years since our inception. We incurred a net loss of $24.2 million in the year ended December 31, 2016, $22.0 million in the year ended December 31, 2015 and $22.5 million in the year ended December 31, 2014. As a result, we had accumulated losses of $189.1 million as of December 31, 2016. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to enhance our product and service offerings, broaden our installed customer base, expand our sales channels, expand our operations, hire additional employees and continue to develop our technology. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. Revenue growth may slow or revenue may decline for a number of possible reasons, including slowing demand for our products or services, increasing competition, a decrease in the growth of our overall market, or a failure to capitalize on growth opportunities. Any failure to increase our revenue as we grow our business could prevent us from achieving profitability or maintaining or increasing cash flow on a consistent basis. If we are unable to meet these risks and challenges as we encounter them, our business, financial condition and results of operations may suffer.

If our existing customers terminate or do not renew their subscriptions, it could have an adverse effect on our business and results of operations.

We expect to derive a significant portion of our revenue from renewals of existing subscription agreements. In the year ended December 31, 2016, approximately half of our subscription bookings were generated from the renewals of existing subscription agreements. As a result, achieving a high renewal rate of our subscription agreements will be critical to our business. Our existing customers that purchase our subscription services have no contractual obligation to renew their contracts after the completion of their initial subscription term, which is typically one year, and some customers may have a right to terminate during the subscription term. As a result, we may not accurately predict future revenue from existing customers. Our customers’ renewal rates may decline or fluctuate, and termination rates may increase or fluctuate, as a result of a number of factors, including their satisfaction with our platform and our customer support, our products’ ability to integrate with new and changing technologies, the frequency and severity of subscription outages, our product uptime or latency, and the pricing of our, or competing, products. If our customers renew their subscriptions, they may renew for shorter subscription terms or on other terms that are less economically beneficial to us. We have limited historical data with respect to rates of customer terminations or renewals, so we may not accurately predict future renewal trends. We cannot be certain that our customers will renew their subscriptions. If our customers terminate or do not renew their subscriptions, or renew on less favorable terms, our revenue may grow more slowly than expected or decline and our dollar-based net expansion rate, a key metric we use to track the growth of our business, may decline.

We rely significantly on revenue from subscriptions, which may decline and, because we recognize revenue from subscriptions over the term of the relevant subscription period, downturns or upturns in sales are not immediately reflected in full in our results of operations.

Subscription revenue accounts for a significant portion of our revenue, comprising 79% of total revenue in the year ended December 31, 2014, 83% of total revenue in the year ended December 31, 2015 and 84% of total revenue in the year ended December 31, 2016. Sales of new or renewal subscription contracts may decline and fluctuate as a result of a number of factors, including customers’ level of satisfaction with our products, the prices of our products, the prices of products affected by our competitors and reductions in our customers’ spending levels. If our sales of new or renewal subscription contracts decline, our total revenue and revenue growth rate may decline and our business will suffer.

In addition, we recognize subscription revenue monthly over the term of the relevant time period, which is typically one year and can be up to five years. As a result, much of the subscription revenue we report each fiscal quarter is the recognition of deferred revenue from subscription contracts entered into during previous fiscal quarters. Consequently, a decline in new or renewed subscription contracts in any one fiscal quarter will not be fully or immediately reflected in revenue in that fiscal quarter but will negatively affect our revenue in future fiscal quarters. Accordingly, the effect of significant downturns in new or renewed sales of our subscriptions is not reflected in full in our results of operations until future periods. Also, it is difficult for us to increase our subscription revenue rapidly through additional sales in any period, as revenue from new and renewal subscription contracts must be recognized over the applicable period. Furthermore, any increase in the average term of subscription contracts would result in revenue for such contracts being recognized over longer periods of time.

We also pre-bill subscription orders and offer larger discounts to customers willing to pre-pay for longer, multi-year subscription contracts. Since 2014, we have decreased the average pre-billed duration of our subscriptions, which has directly reduced billing while decreasing the average discount related to longer-duration contracts. If we are unable to decrease the average pre-billed subscription duration and move to a model where customers commit to multi-year subscriptions with annual payment schedules, we may be unable to reduce the discounts generally required with multi-year billings and may increase deferred revenue and decrease revenue over time.

One of our marketing strategies is to offer free open source and trial versions of our products, and we may not be able to realize the benefits of this strategy.

We are dependent upon lead generation strategies, including our marketing strategy of offering free open source and trial versions of our products, to generate sales opportunities. These strategies may not be successful in continuing to generate sufficient sales opportunities necessary to increase our revenue. Many users never convert from the free open source or trial versions to the paid versions of our products. To the extent that users do not become, or we are unable to successfully attract, paying customers, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected.

The market for our big data and cloud integration products is new, unproven and evolving, and our future success depends on the growth and expansion of such market and our ability to adapt and respond effectively to an evolving market.

The market for big data and cloud integration is relatively new, rapidly evolving and unproven. Our future success will depend in large part on our big data and cloud integration solutions’ ability to penetrate the existing market for data integration and management platforms, as well as the continued growth and expansion of the market for data integration and management platforms. It is difficult to predict subscription customer adoption and renewals, subscription customers’ demand for our offerings, the size, growth rate and expansion of these markets, the entry of competitive products or the success of existing competitive products. Our ability to penetrate the existing market and any expansion of the market depends on a number of factors, including the cost, performance and perceived value associated with our offerings, as well as subscription customers’ willingness to adopt an alternative approach to data integration and management platforms. Additionally, demand for our big data and cloud integration products will depend in large part on the adoption and scale-out deployments of Hadoop and other big data technologies. Furthermore, many potential subscription customers have made significant investments in hand coding or legacy ETL software and may be unwilling to invest in a new solution. If the market for big data integration and management platforms fails to grow or decreases in size, or if we fail to adapt to any changes in the industry, our business would be harmed.

Our relatively limited operating history makes it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

We were founded in 2005, launched our first product in 2006 and began offering our platform on a subscription basis in 2007. Our relatively limited operating history makes it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and difficulties frequently experienced by rapidly growing companies in constantly evolving industries, including the risks described in this annual report. If we do not address these risks successfully, our business and results of operations will be adversely affected, and the market price of our ADSs could decline. Further, we have limited historical financial data and we operate in a rapidly evolving market. As such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

We face intense competition in our market, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The market for our products is highly competitive, quickly evolving and subject to rapid changes in technology, which may expand the alternatives to our customers for their data integration requirements. Our current primary competitors generally fall into four categories:

•	Diversified technology companies that offer data integration solutions, including: IBM, Microsoft, Oracle and SAP;
•	Pure-play data integration vendors, including: Ab Initio, Informatica and Tibco;
•	Early-stage, niche data integration technologies; and
•	Hand-coded, custom data integration solutions built internally by organizations that we target as potential customers.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

•	Greater name recognition and longer operating histories;
•	Larger sales and marketing budgets and resources;
•	Broader distribution and established relationships with distribution partners and customers;
•	Greater customer support resources;
•	Greater resources to make acquisitions;
•	Lower labor and development costs;
•	Larger and more mature intellectual property portfolios; and
•	Substantially greater financial, technical and other resources.

Additionally, certain of our current strategic partners, such as Hortonworks and Amazon Web Services may develop and offer their own data integration solutions. Such competitors may be more likely to promote and sell their own solutions over our products. Further, such competitors may cease their relationships with us, and ultimately be able to transition customers onto their competing solutions, which could materially and adversely affect our revenues and growth.

In addition, some of our larger competitors have substantially broader and more diverse product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our products, including through selling at zero or negative margins, product bundling, or closed technology platforms. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. These larger competitors often have broader market focus and may therefore not be as susceptible to downturns in a particular market. Many of our smaller competitors that specialize in niche data integration technologies may introduce new products which are disruptive to our solution. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors, or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our products and technology. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. While we endeavor to engage customers on our standard form agreements, in order to successfully engage larger customers in a highly competitive environment we may be required to negotiate our standard terms or transact on our customers’ forms, which may result in accepting more onerous terms and obligations, and greater liability exposure, than we do in our standard forms.

Some of our competitors have made or could make acquisitions of businesses that may allow them to offer more directly competitive and comprehensive solutions than they had previously offered. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of acquisitions or other opportunities more readily, or develop and expand their product offerings more quickly than we do. Due to various reasons, organizations may be more willing to add solutions incrementally to their existing data management infrastructure from competitors than to replace it with our solution. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins and loss of market share. Any failure to meet and address these factors could seriously harm our business and results of operations.

Because of the characteristics of open source software, there are few technological barriers to entry into the open source market by new competitors and it may be relatively easy for competitors, some of whom may have greater resources than we have, to enter our markets and compete with us.

One of the characteristics of open source software is that anyone may obtain access to the source code for our open source products and then modify and redistribute the existing open source software and use it to compete in the marketplace. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies. It is possible for competitors to develop their own software, including software based on Talend Open Studio, potentially reducing the demand for our solution and putting price pressure on our subscription offerings. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressure or the availability of new open source software will not result in price reductions, reduced operating margins and loss of market share, any one of which could harm our business, financial condition, results of operations and cash flows.

We may be unable to predict the future course of open source technology development, which could reduce the market appeal of our offerings, damage our reputation and adversely affect our business, financial condition, results of operations and cash flows.

We do not exercise control over many aspects of the development of open source technology. Different groups of open source software programmers compete with one another to develop new technology. Typically, the technology developed by one group will become more widely used than that developed by others. If we acquire or adopt new technology and incorporate it into our offerings but competing technology becomes more widely used or accepted, the market appeal of our offerings may be reduced, which could harm our reputation, diminish our brands and adversely affect our business, financial condition, results of operations and cash flows.

If we do not accurately predict, prepare for, and respond promptly to the rapidly evolving technological and market developments and changing customer needs in our market, our competitive position and prospects will be harmed.

The market for our products is characterized by continuing rapid technological development, the emergence of new technologies, evolving industry standards, changing customer needs and frequent new product introductions and enhancements. The introduction of products by our direct competitors or others incorporating new technologies, the emergence of new industry standards, or changes in customer requirements could render our existing products obsolete, unmarketable, or less competitive. In addition, industry-wide adoption or increased use of hand-coding, open source standards or other uniform open standards across heterogeneous applications could minimize the importance of the integration functionality of our products and materially adversely affect the competitiveness and market acceptance of our products. Furthermore, the standards on which we choose to develop new products or enhancements may not allow us to compete effectively for business opportunities.

Our success depends upon our ability to enhance existing products, respond to changing customer requirements and develop and introduce in a timely manner new products that keep pace with technological and competitive developments and emerging industry standards. We have in the past experienced delays in releasing new products and product enhancements and may experience similar delays in the future. As a result, in the past, some of our customers deferred purchasing our products until the next upgrade was released. Additionally, the success of new product introductions depends on a number of factors including, but not limited to, timely and successful product development, market acceptance, our ability to manage the risks associated with new product releases, our ability to successfully plan and execute on a sales strategy for our new products, the availability of software components for new products, the effective management of development and other spending in connection with anticipated demand for new products, the availability of newly developed products and the risk that new products may have bugs, errors or other defects or deficiencies in the early stages of introduction. Future delays or problems in the installation or implementation of our new releases may cause customers to forgo purchases of our products and purchase those of our competitors instead.

Additionally, even if we are able to develop new products and product enhancements, we cannot ensure that they will achieve market acceptance.

Delivering certain of our products via the cloud increases our expenses and may pose other challenges to our business.

We offer and sell our products via both the cloud and on premise using the customer’s own infrastructure. Our cloud offering enables quick setup and subscription pricing. Historically, our products were developed in the context of the on premise offering, and we have less operating experience offering and selling our products via our cloud offering. Although a majority of our revenue has historically been generated from customers using our on premise products, we believe that over time more customers will move to the cloud offering. As more of our customers transition to the cloud, we may be subject to additional contractual obligations with respect to privacy and data protection, as well as competitive pressures and higher operating costs, any of which may harm our business. If our cloud offering does not develop as quickly as we expect, or if we are unable to continue to scale our systems to meet the requirements of a large cloud offering, our business may be harmed. We are directing a significant portion of our financial and operating resources to implement a robust cloud offering for our products, but even if we continue to make these investments, we may be unsuccessful in growing or implementing our cloud offering competitively, and our business, results of operations and financial condition could be harmed.

Incorrect implementation or use of our software could result in customer dissatisfaction and negatively affect our business, operations, financial results and growth prospects.

Our platform is designed to be operated in a self-service manner by our customers who subscribe to our cloud-based solution. In addition, our platform may be deployed in large scale, complex IT environments of our customers. Our customers and channel partners require training and experience in the proper use of and the variety of benefits that can be derived from our platform to maximize its potential. If our platform is not implemented or used correctly or as intended, inadequate performance or security vulnerabilities may result. Because our customers rely on our software to manage a wide range of operations, the incorrect implementation or use of our software or our failure to train customers on how to use our software productively may result in customer dissatisfaction, negative publicity and may adversely affect our reputation and brand. Failure by us to provide these training and implementation services to our customers would result in lost opportunities for follow-on sales to these customers and adoption of our platform by new customers and adversely affect our business and growth prospects.

In cases where our platform has been deployed on-premise within a customer’s IT environment, if we or our customers are unable to configure or implement our software properly, or unable to do so in a timely manner, customer perceptions of our platform may be impaired, our reputation and brand may suffer, and customers may choose not to increase their use of our platform or to discontinue its use. In addition, our on-premise solution imposes server load and data storage requirements for implementation. If our customers do not have the server load capacity or the storage capacity required, they may not be able to implement and use our platform effectively and, therefore, may choose to discontinue their use of our platform or not increase their use.

Our ability to increase sales of our solution is highly dependent on the quality of our customer support, and our failure to offer high quality support would have an adverse effect on our business, reputation and results of operations.

After our products are deployed within our customers’ IT environments, our customers depend on our technical support services, as well as the support of our channel partners, including value added resellers, to resolve issues relating to our products. Our channel partners often provide similar technical support for third parties’ products, and may therefore have fewer resources to dedicate to the support of our products. If we or our channel partners do not succeed in helping our customers quickly resolve post-deployment issues or provide effective ongoing support, our ability to sell additional subscriptions to existing customers would be adversely affected and our reputation with potential customers could be damaged. Many larger enterprise and government entity customers have more complex IT environments and require higher levels of support than smaller customers. If we or our channel partners fail to meet the requirements of these enterprise customers, it may be more difficult to grow sales with enterprise customers.

Additionally, if our channel partners do not effectively provide support to the satisfaction of our customers, we may be required to provide direct support to such customers, which would require us to hire additional personnel and to invest in additional resources. It can take several months to recruit, hire and train qualified technical support employees. We may not be able to hire such resources fast enough to keep up with unexpected demand, particularly if the sales of our products exceed our internal forecasts. To the extent that we or our channel partners are unsuccessful in hiring, training and retaining adequate support resources, our and our channel partners’ ability to provide adequate and timely support to our customers, and our customers’ satisfaction with our products and services, will be adversely affected. Additionally, to the extent that we may need to rely on our sales engineers to provide post-sales support while we are ramping our support resources, our sales productivity will be negatively affected, which would harm our revenue. Our or our channel partners’ failure to provide and maintain high-quality support services would have an adverse effect on our business, financial condition and results of operations.

A significant defect, security vulnerability, error or performance failure in our software could cause us to lose revenue and expose us to liability.

The software and professional services we offer are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain defects or errors, especially when first introduced, or not perform as contemplated. These defects, security vulnerabilities, errors or performance failures could cause damage to our reputation, loss of customers or revenue, product returns, order cancellations, service terminations, or lack of market acceptance of our software. As the use of our solution, including products that were recently acquired or developed, expands to more sensitive, secure, or mission critical uses by our customers, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our software fail to perform as contemplated in such deployments. We have in the past and may in the future need to issue corrective releases of our software to fix these defects, errors or performance failures, which could require us to allocate significant research and development and customer support resources to address these problems.

Our standard form agreements with our customers typically contain provisions intended to limit both the types of claims for which we would be liable and the maximum amount of our liability. However, some of our customers require us to accept contract terms that do not include the same limitations. However, any limitation of liability provisions that may be contained in our license agreements may not be effective as a result of existing or future national, federal, state, or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any liability claims to date, the sale and support of our products entail the risk of such claims, which could be substantial in light of the use of our products in enterprise-wide environments. In addition, our insurance against this liability may not be adequate to cover a potential claim.

Interruptions or performance problems associated with our technology and infrastructure, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.

Our website and internal technology infrastructure may experience performance issues due to a variety of factors, including infrastructure changes, human or software errors, website or third-party hosting disruptions or capacity constraints due to a number of potential causes, including technical failures, natural disasters or fraud or security attacks. Our use and distribution of open source software may increase this risk. If our website is unavailable or our users are unable to download our tools or order subscription offerings or professional services within a reasonable amount of time or at all, our business could be harmed. Similarly, while we have taken measures to protect the confidential information that we have access to, including confidential information we may obtain through customer usage of our cloud-based services, our security measures could be breached. Any compromise of our security or any unauthorized access to or breaches of the security of our systems or of our product offerings, could result in the loss of data, loss of intellectual property or trade secrets, loss of business, reputational damage, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws, regulations, or contractual obligations, and significant costs, fees and other monetary payments for remediation. We expect to continue to make significant investments to maintain and improve website performance and to enable rapid releases of new features and applications for Talend Data Fabric and Talend Open Studio. To the extent that we do not effectively upgrade our systems as needed and continually develop our technology to accommodate actual and anticipated changes in technology, our business and results of operations may be harmed.

In addition, we rely on cloud technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services and lead generation management services. We also host our Talend Integration Cloud services on third-party cloud platforms. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our subscription offerings and professional services and supporting our customers could be impaired, and our ability to generate and manage sales leads could be weakened until equivalent services, if available, are identified, obtained and implemented, all of which could harm our business and results of operations.

The competitive position of our product offerings depends in part on their ability to operate with third-party products and services and our customers’ existing infrastructure.

The competitive position of our product offering depends in part on their ability to operate with products and services of third parties, including companies that offer big data solutions, cloud based solutions, software services and infrastructure, and our products must be continuously modified and enhanced to adapt to changes in hardware, software, networking, browser and database technologies. In the future, one or more technology companies, whether our partners or otherwise, may choose not to support the operation of their software, software services and infrastructure with our product offerings. In addition, to the extent that a third party were to develop software or services that compete with ours, that provider may choose not to support our product offering. We intend to facilitate the compatibility of our solution with various third-party software, big data solutions, cloud-based solutions, software services and infrastructure offerings by maintaining and expanding our business and technical relationships. If we are not successful in achieving this goal, our business, financial condition and results of operations may suffer.

Additionally, our products must interoperate with our customers’ existing infrastructure, which often have different specifications, deploy products from multiple vendors, and contain multiple generations of products that have been added over time. As a result, when problems occur, it may be difficult to identify the sources of these problems. If we find errors in the existing software that create integration errors or problems in our customers’ IT environments, as we have in the past, we may have to issue software updates as part of our normal maintenance process. Any delays in identifying the sources of problems or in providing necessary modifications to our software could have a negative impact on our reputation and our customers’ satisfaction with our products and services, and our ability to sell products and services could be adversely affected. In addition, governments and other customers may require our products to comply with certain security or other certifications and standards.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could harm our business.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales, may seriously harm our business, financial condition and results of operations. Although we have entered into employment offer letters with our key personnel, these agreements have no specific duration and constitute at-will employment. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our platform.

Any failure to hire, train and adequately incentivize our sales personnel could negatively affect our growth. In particular, we have recently implemented a new incentive model for our sales team, whereby our insides sales team members are grouped with members of our outside sales team members in “pods”. Each pod shares a common quota and is encouraged to work together to identify, qualify and close sales opportunities. If our sales model is not successful, our business could be adversely affected. In addition, any failure of our management and sales personnel to develop and implement sales strategies for our new product offerings, such as our Talend Data Preparation offering, could harm our ability to successfully introduce new products. Further, the inability of our recently hired sales personnel to effectively ramp up to target productivity levels could negatively affect our operating margins. In addition, if we are not effective in managing any leadership transition in our sales organization, our business could be adversely affected and our results of operations and financial condition could be harmed.

Competition for highly skilled personnel is often intense, especially in the San Francisco Bay Area, the United Kingdom and France, where we have substantial presence and need for highly skilled personnel. Additionally, the industry in which we operate generally experiences high employee attrition. We may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, that they have divulged proprietary or other confidential information, or that their former employers own their inventions or other work product.

Our future performance also depends on the continued services and continuing contributions of our senior management to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of senior management could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition and results of operations.

Our employees do not have employment arrangements that require them to continue to work or us for any specified period, and therefore, they could terminate their employment with us at any time. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees could seriously harm our business.

If we do not effectively expand and train our sales force, we may be unable to add new customers or increase sales to our existing customers and our business will be adversely affected.

We continue to be substantially dependent on our sales force to obtain new customers and to drive additional usage and sales among our existing customers. We believe that there is significant competition for sales personnel, including enterprise sales representatives and sales engineers, with the skills and technical knowledge that we require. In particular, there is significant demand for sales engineers with big data and cloud-based software expertise. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, as we continue to grow rapidly, a large percentage of our sales force will have relatively little experience working with us, our subscription offerings and our business model. If we are unable to hire and train sufficient numbers of effective sales personnel, or our sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be harmed.

Employment laws in some of the countries in which we operate are stringent, which could restrict our ability to react to market changes and cause us to incur higher expenses.

As of December 31, 2016, we had 679 full-time employees, of whom approximately 35% were located in the United States, 25% were located in France, 14% were located in China and 12% were located in Germany. In some of the countries in which we operate, employment laws may grant significant job protection to certain employees, including rights on termination of employment and setting maximum number of hours and days per week a particular employee is permitted to work. In addition, in certain countries in which we operate, we are often required to consult and seek the advice of employee representatives and unions. These laws, coupled with the requirement to consult with any relevant employee representatives and unions, could affect our ability to react to market changes and the needs of our business and cause us to incur higher expenses.

Any unauthorized, and potentially improper, actions of our sales personnel could adversely affect our business, results of operations and financial condition.

The recognition of our revenue depends on, among other things, the terms negotiated in our contracts with our customers. Our sales personnel may act outside of their authority and negotiate additional terms without our knowledge. We have implemented policies to help prevent and discourage such conduct, but there can be no assurance that such policies will be followed. For instance, in the event that our sales personnel negotiate terms that do not appear in the contract and of which we are unaware, whether such additional terms are written or verbal, we could be prevented from recognizing revenue in accordance with our plans. Furthermore, depending on when we learn of unauthorized actions and the size of the transactions involved, we may have to restate revenue for a previously reported period, which would seriously harm our business, results of operations and financial condition.

We rely on channel partners to execute a portion of our sales; if our channel partners fail to perform, our ability to sell our solution will be limited, and, if we fail to optimize our channel partner model going forward, our results of operations will be harmed.

A portion of our revenue is generated by sales through our channel partners, especially in international markets. As we grow our business into new and existing international markets, we expect that our reliance on channel partners to generate sales will also grow. We provide our channel partners with specific training and programs to assist them in selling our products, but there can be no assurance that these steps will be effective. In addition, our channel partners may be unsuccessful in marketing, selling and supporting our products. If we are unable to develop and maintain effective sales incentive programs for our channel partners, we may not be able to incentivize these partners to sell our products to customers and, in particular, to large enterprises. These partners may also market, sell, and support products and services that are competitive with ours and may devote more resources to the marketing, sales and support of such competitive products. These partners may have incentives to promote our competitors’ products to the detriment of our own or may cease selling our products altogether. Our agreements with our channel partners may generally be terminated for any reason by either party with advance notice prior to each annual renewal date. We cannot assure you that we will retain these channel partners or that we will be able to secure additional or replacement channel partners. The loss of one or more of our significant channel partners or a decline in the number or size of orders from any of them could harm our results of operations. In addition, any new channel partner requires extensive training and may take several months or more to achieve productivity. Our channel partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our channel partners misrepresents the functionality of our products or services to customers or violates laws or our corporate policies. If we fail to effectively manage our existing sales channels, if our channel partners are unsuccessful in fulfilling the orders for our products, or if we are unable to enter into arrangements with, and retain a sufficient number of, high quality channel partners in each of the regions in which we sell products and services and keep them motivated to sell our products, our ability to sell our products and results of operations will be harmed.

If we are unable to maintain successful relationships with our strategic partners, our business operations, financial results and growth prospects could be adversely affected.

In addition to our direct sales force and channel partners, we maintain strategic relationships with a variety of strategic partners, including systems integrators and big data, cloud application and analytical software vendors, to jointly market and sell our subscription offerings. We expect that sales through our strategic partners will continue to grow as a proportion of our revenue for the foreseeable future.

Our agreements with our strategic partners are generally non-exclusive, meaning our strategic partners may offer customers the products and services of several different companies, including products and services that compete with ours, or may themselves be or become competitors. If our strategic partners do not effectively market and sell our subscription offerings, choose to use greater efforts to market and sell their own products and services or those of our competitors, or fail to meet the needs of our customers, our ability to grow our business and sell our subscription offerings may be harmed. Our strategic partners may cease marketing our subscription offerings with limited or no notice and with little or no penalty. The loss of a substantial number of our strategic partners, our possible inability to replace them, or the failure to recruit additional strategic partners could harm our results of operations.

Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our strategic partners, and in helping our partners enhance their ability to market and sell our subscription offerings. If we are unable to maintain our relationships with these strategic partners, our business, results of operations, financial condition or cash flows could be harmed.

If we are not successful in sustaining and expanding our international business, we may incur additional losses and our revenue growth could be harmed.

Our future results depend, in part, on our ability to sustain and expand our penetration of the international markets in which we currently operate and to expand into additional international markets. We depend on direct sales and our channel partner relationships to sell our subscription offerings and professional services in international markets. Our ability to expand internationally will depend upon our ability to deliver functionality and foreign language translations that reflect the needs of the international clients that we target. Our ability to expand internationally involves various risks, including the need to invest significant resources in such expansion, and the possibility that returns on such investments will not be achieved in the near future or at all in these less familiar competitive environments. We may also choose to conduct our international business through strategic alliances. If we are unable to identify strategic alliance partners or negotiate favorable alliance terms, our international growth may be harmed. In addition, we have incurred and may continue to incur significant expenses in advance of generating material revenue as we attempt to establish our presence in particular international markets.

Sustaining and expanding our international business will also require significant attention from our management and will require us to add additional management and other resources in these new markets. Our ability to expand our business, attract talented employees and enter into channel partnerships in an increasing number of international markets requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems, commercial infrastructures and technology infrastructure. If we are unable to grow our international operations in a timely and effective manner, we may incur additional losses and our revenue growth could be harmed.

If we are not able to maintain and enhance our brand, our business and results of operations may be adversely affected.

We believe that the brand identities that we have developed have contributed significantly to the success of our business. We also believe that maintaining and enhancing our brands is important to expanding our customer base and attracting talented employees. In order to maintain and enhance our brands, we may be required to make further investments that may not be successful. Maintaining our brands will depend in part on our ability to remain a leader in data integration and management technology and our ability to continue to provide high-quality offerings. If we fail to promote and maintain our brands, or if we incur excessive costs in doing so, our business, financial condition, results of operations and cash flows may be harmed.

Our business is substantially dependent on sales leads from digital marketing efforts and if we are unable to generate significant volumes of such leads, traffic to our websites and our revenue may decrease.

We utilize digital marketing channels, such as paid and free online search, display advertising, email and social media, in order to direct potential customers interested in our solution to our websites and generate sales leads. Many of these potential customers find our websites by searching for data integration solutions through Internet search engines, particularly Google. A critical factor in attracting potential customers to our websites is how prominently our websites are displayed in response to search inquiries. If we are listed less prominently or fail to appear in search result listings for any reason, visits to our websites by customers and potential customers could decline significantly and we may not be able to replace this traffic. Furthermore, if the costs associated with our digital marketing channels increase we may be required to increase our sales and marketing expenses, which may not be offset by additional revenue, and our business and results of operations could be adversely affected.

We derived approximately 36% of our subscription revenue in the year ended December 31, 2016 from our Talend Data Integration solution and failure of this solution to satisfy customer demands or to achieve increased market acceptance would harm our business, results of operations, financial condition and growth prospects.

We derived approximately 36% of our subscription revenue in the year ended December 31, 2016 and expect to continue to derive a significant portion of our subscription revenue from our Talend Data Integration solution. Demand for Talend Data Integration is affected by a number of factors, many of which are beyond our control, including market acceptance of our solutions by referenceable accounts for existing and new use cases, the timing of development and release of new products by our competitors and additional capabilities and functionality by us, technological change and growth or contraction in the market in which we compete. We expect the proliferation of data to lead to an increase in the IT integration needs of our customers, and Talend Data Integration may not be able to perform to meet those demands. If we are unable to continue to meet our subscription customer requirements, to achieve more widespread market acceptance of Talend Data Integration, or to increase demand for this solution, our business, results of operations, financial condition and prospects will be harmed.

The sales prices of our products may decrease, which may reduce our gross profits and adversely affect our financial results.

The sales prices for our subscription offerings and professional services may decline for a variety of reasons, including competitive pricing pressures, discounts, a change in our mix of subscription offerings and professional services and their respective margins, anticipation of the introduction of new subscription offerings or professional services, or promotional programs. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product and service offerings may reduce the price of products or services that compete with ours or may bundle them with other products and services. Additionally, currency fluctuations in certain countries and regions may negatively impact actual prices that channel partners and customers are willing to pay in those countries and regions. We cannot assure you that we will be successful in developing and introducing new subscription offerings with enhanced functionality on a timely basis, or that any such new subscription offerings, if introduced, will enable us to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.

Our sales cycle can be long and unpredictable, particularly with respect to sales through our channel partners or sales to enterprise customers, and our sales efforts require considerable time and expense.

Our results of operations may fluctuate, in part, because of the resource-intensive nature of our sales efforts, the length and variability of the sales cycle of our subscription offerings and the difficulty in making short-term adjustments to our operating expenses. Our results of operations depend in part on sales to larger subscription customers and increasing sales to existing customers. The length of our sales cycle, from initial contact with our sales team to contractually committing to our subscription offerings, generally averages six months, but can vary substantially from customer to customer based on deal complexity as well as whether a sale is made directly by us or through a channel partner. Our sales cycle can extend to more than a year for some customers. It is difficult to predict exactly when, or even if, we will make a sale to a potential customer or if we can increase sales to our existing customers. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large transactions in a quarter could affect our cash flows and results of operations for that quarter and our revenue for any future quarters. Because a substantial proportion of our expenses are relatively fixed in the short term, our results of operations will suffer if revenue falls below our expectations in a particular quarter, which could cause the price of the ADSs to decline.

Reliance on sales at the end of the quarter could cause our revenue for the applicable period to fall below expected levels.

As a result of customer buying patterns, we have historically received a substantial portion of subscriptions during the last month or later of each fiscal quarter. If expected sales at the end of any fiscal quarter is delayed for any reason, including the failure of anticipated purchase orders to materialize, our inability to release new products on schedule, any failure of our systems related to order review and processing, or any delays in order fulfillment based on trade compliance requirements, our cash flows and results of operations for that quarter, and our revenue for subsequent periods could fall below our expectations and the estimates of analysts, which could adversely impact our business and results of operations and cause a decline in the market price of the ADSs.

The seasonality of our business can create variance in our quarterly bookings, subscription revenue and cash flows from operations.

We operate on a December 31 fiscal year end and believe that there are seasonal factors which may cause us to experience lower levels of sales in our first fiscal quarter ending March 31 as compared with other quarters. We believe that this seasonality results from a number of factors, including:

•	Companies using their IT budget at the end of the calendar year resulting in higher sales activity in the quarter ending December 31;
•

Sales personnel being compensated on annual plans and finalizing sales transactions in the quarter ending December 31, thereby exhausting most of their sales pipeline for the quarter ending March 31; and

•	Recruiting sales personnel primarily in the first and second quarters, which leads to greater sales productivity in the second half of the fiscal year.

We believe that these seasonal trends have been masked in recent periods due to our growth, but we anticipate that they may be more pronounced in future periods.

Our future quarterly results may fluctuate significantly, which could adversely affect the trading price of our ADSs.

Our results of operations, including the levels of our revenue, cost of revenue, gross margin, operating expenses, cash flow and deferred revenue, have fluctuated from quarter-to-quarter in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may or may not fully reflect the underlying performance of our business. Because the timing and amount of our revenue is difficult to forecast and because our operating costs and expenses are relatively fixed in the short term, if our revenue does not meet our expectations, we are unlikely to be able to adjust our spending to levels commensurate with our revenue. As a result, the effect of revenue shortfalls on our results of operations may be more accentuated, and these and other fluctuations in quarterly results may negatively affect the market price of our ADSs.

Among the factors that may cause fluctuations in our quarterly financial results are those listed below:

•	Our ability to attract and retain new customers;
•	The addition or loss of enterprise customers;
•	Our ability to successfully expand our business domestically and internationally;
•	Our ability to gain new channel partners and retain existing channel partners;
•	Fluctuations in the growth rate of the overall market that our solution addresses;
•	Fluctuations in the mix of our revenue;
•	The unpredictability of the timing of our receipt of orders for perpetual licenses, the revenue for which we typically recognize upfront;
•

The amount and timing of operating expenses related to the maintenance and expansion of our business and operations, including continued investments in sales and marketing, research and development and general and administrative resources;

•	Network outages or performance degradation of our cloud service;
•	Information security breaches;
•	General economic, industry and market conditions;
•	Customer renewal rates;
•	Increases or decreases in the number of elements of our subscription offerings or pricing changes upon any renewals of customer agreements;
•	Changes in our pricing policies or those of our competitors;
•	The budgeting cycles and purchasing practices of customers;
•	Decisions by potential customers to purchase alternative solutions from larger, more established vendors, including from their primary software vendors;
•	Decisions by potential customers to develop in-house solutions as alternatives to our platform;
•	Insolvency or credit difficulties confronting our customers, which could adversely affect their ability to purchase or pay for our software and services;
•	Delays in our ability to fulfill our customers’ orders;
•	Seasonal variations in sales of our solution;
•	The cost and potential outcomes of future litigation or other disputes;
•	Future accounting pronouncements or changes in our accounting policies;
•	Our overall effective tax rate, including impacts caused by any reorganization in our corporate tax structure and any new legislation or regulatory developments;
•	Fluctuations in stock-based compensation expense;
•	Fluctuations in foreign currency exchange rates;
•

The timing and success of new products and service introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners;

•	The timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies; and
•	Other risk factors described in this annual report.

Our current research and development efforts may not produce successful products or features that result in significant revenue, cost savings or other benefits in the near future, if at all.

Developing our products and related enhancements is expensive. Our investments in research and development may not result in significant design improvements, marketable products or features, or may result in products that are more expensive than anticipated. Additionally, we may not achieve the cost savings or the anticipated performance improvements we expect, and we may take longer to generate revenue, or generate less revenue, than we anticipate. Our future plans include significant investments in research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenue from these investments in the near future, if at all, or these investments may not yield the expected benefits, either of which could adversely affect our business and results of operations.

Failure to protect our proprietary technology and intellectual property rights could substantially harm our business and results of operations.

Our success depends to a significant degree on our ability to protect our proprietary technology, methodologies, know-how and our brand. We rely on a combination of trademarks, copyrights, contractual restrictions and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology and our business may be harmed. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks, or other intellectual property rights that we have or may obtain may be challenged by others or invalidated through administrative process or litigation. As of December 31, 2016, we have two pending patent applications and no issued patents. Even if we decide to seek patent protection in the future, we may be unable to obtain any patent protection for our technology. In addition, any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are available. We may be unable to prevent third parties from acquiring domain names or trademarks that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information will likely increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties. No assurance can be given that these agreements will be effective in controlling access to and distribution of our proprietary information. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products, impair the functionality of our products, delay introductions of new products, result in our substituting inferior or more costly technologies into our products, or injure our reputation.

We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

In recent years, there has been significant litigation involving patents and other intellectual property rights in the software industry. Companies providing software are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims. We do not currently have a patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. The risk of patent litigation has been amplified by the increase in the number of a type of patent holder, which we refer to as a non-practicing entity, whose sole business is to assert such claims and against whom our own intellectual property portfolio may provide little deterrent value. We could incur substantial costs in prosecuting or defending any intellectual property litigation. If we sue to enforce our rights or are sued by a third party that claims that our solution infringes its rights, the litigation could be expensive and could divert our management resources. As of December 31, 2016, we have not received any written notice of an infringement claim, invitation to license, or other intellectual property infringement action. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

•	Cease selling or using products that incorporate the intellectual property that we allegedly infringe;
•	Make substantial payments for legal fees, settlement payments or other costs or damages;
•	Obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or
•	Redesign the allegedly infringing products to avoid infringement, which could be costly, time-consuming or impossible.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us or any obligation to indemnify our customers for such claims, such payments or actions could harm our business.

Our use of open source software could negatively affect our ability to sell our solution and subject us to possible litigation.

A portion of our technologies incorporate open source software, and we expect to continue to incorporate open source software in our solution in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, we cannot assure you that we have not incorporated additional open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software and required to comply with onerous conditions or restrictions on these solutions, which could disrupt the distribution and sale of these solutions. In addition, there have been claims challenging the ownership rights in of open source software against companies that incorporate open source software into their products, and the licensors of such open source software provide no warranties or indemnities with respect to such claims. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products, and to re-engineer our products or discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis. We and our customers may also be subject to suits by parties claiming infringement due to the reliance by our solutions on certain open source software, and such litigation could be costly for us to defend or subject us to an injunction. Any of the foregoing could require us to devote additional research and development resources to re-engineer our solutions, could result in customer dissatisfaction, and may adversely affect our business, results of operations and financial condition.

We may be the subject of litigation which, if adversely determined, could harm our business and operating results.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages and civil and criminal penalties or injunctions. We are, and may in the future be, subject to legal claims arising in the normal course of business. An unfavorable outcome on any litigation matter could require that we pay substantial damages. In addition, we may decide to settle any litigation, which could cause us to incur significant costs.

The outcome of litigation and other claims or lawsuits is intrinsically uncertain. Management’s view of the litigation might also change in the future. Actual outcomes of litigation and other claims or lawsuits could differ from the assessments made by management in prior periods, which are the basis for our accounting for these litigations and claims under IFRS.A settlement or an unfavorable outcome on any litigation matter could have a material adverse effect on our business, operating results, reputation, financial position or cash flows. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

Our failure to protect personal information adequately could have an adverse effect on our business.

A wide variety of provincial, state, national and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These data protection and privacy-related laws and regulations are evolving and being tested in courts and may result in ever-increasing regulatory and public scrutiny as well as escalating levels of enforcement and sanctions. Any actual or perceived loss, improper retention or misuse of certain information or alleged violations of laws and regulations relating to privacy, data protection and data security, and any relevant claims, could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have an adverse effect on our operations, financial performance and business. Evolving and changing definitions of personal data and personal information, within the European Union, the United States and elsewhere, especially relating to classification of IP addresses, machine identification, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Any perception of privacy or security concerns or an inability to comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations, even if unfounded, may result in additional cost and liability to us, harm our reputation and inhibit adoption of our products by current and future customers, and adversely affect our business, financial condition and operating results. We have implemented and maintain security measures intended to protect personally identifiable information. However, our security measures remain vulnerable to various threats posed by hackers and criminals. If our security measures are overcome and any personally identifiable information that we collect or store becomes subject to unauthorized access, we may be required to comply with costly and burdensome breach notification obligations. We may also be subject to investigations, enforcement actions and private lawsuits. In addition, any data security incident is likely to generate negative publicity and have a negative effect on our business.

In connection with the operation of our business, we collect, store, transfer and otherwise process certain personally identifiable information. As a result, our business is subject to a variety of federal, state, foreign government and industry regulations, as well as self-regulation, related to privacy, data security and data protection.

Privacy, data protection and security have become significant issues in the United States, Europe and in other jurisdictions where we offer our products. The regulatory frameworks for privacy, data protection and information security issues worldwide are rapidly evolving and are likely to remain uncertain for the foreseeable future. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, new laws and regulations or may make amendments to existing laws and regulations affecting data protection, data privacy and/or information security and/or regulating the use of the Internet as a commercial medium. Industry organizations also regularly adopt and advocate for new standards in these areas. If we fail to comply with any of these laws or standards, we may be subject to investigations, enforcement actions, civil litigation, fines and other penalties, all of which may generate negative publicity and have a negative impact on our business.

In the United States, we may be subject to investigation and/or enforcement actions brought by federal agencies and state attorneys general and consumer protection agencies. We publicly post policies and other documentation regarding our practices concerning the processing, use and disclosure of personally identifiable information. Although we endeavor to comply with our published policies and documentation, we may at times fail to do so. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

Internationally, virtually every jurisdiction in which we operate has established its own data security, privacy and data protection legal frameworks with which we or our customers must comply. European, Union Directive 95/46/EC, or the Directive, required European Union member states to implement data protection laws in accordance with the privacy requirements of the Directive.

Among other requirements, the Directive regulates transfers of personal data subject to the Directive to third countries that have not been found to provide adequate protection to such personal data, including the United States. We have undertaken certain efforts to conform transfers of personal data from the European Economic Area, or EEA, to the United States and other jurisdictions based on our understanding of current regulatory obligations and the guidance of data protection authorities. Despite this, we may be unsuccessful in establishing conforming means of transferring such data from the EEA, in particular as a result of continued legal and legislative activity within the European Union that has challenged or called into question the legal basis for existing means of data transfers to countries that have not been found to provide adequate protection for personal data.

We may also experience hesitancy, reluctance, or refusal by European or multi-national customers to continue to use our platform due to the potential risk exposure to such customers as a result of shifting business sentiment in the EEA regarding international data transfers and the current data protection obligations imposed on them by certain data protection authorities. We may find it necessary to establish systems to maintain personal data originating from the EEA in the EEA, which may involve substantial expense and may cause us to need to divert resources from other aspects of our business, all of which may adversely affect our business. We and our customers may face a risk of enforcement actions taken by European data protection authorities until the time, if any, that personal data transfers to us and by us from the EEA are legitimized under European law.

The Directive is expected to be replaced in time with the pending European General Data Protection Regulation, which may impose additional obligations and risk upon our business and which may increase substantially the penalties to which we could be subject in the event of any non-compliance. We may incur substantial expense in complying with the new obligations to be imposed by the European General Data Protection Regulation and we may be required to make significant changes in our business operations, all of which may adversely affect our revenue and our business overall.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may legally or contractually apply to us. One example of such self-regulatory standards to which we may be contractually bound is the Payment Card Industry Data Security Standard, or PCI DSS, which relates to the processing of payment card information. In the event we fail to comply with the PCI DSS, fines and other penalties could result, and we may suffer reputational harm and damage to our business. We also expect that there will continue to be changes in interpretations of existing laws and regulations, or new proposed laws and regulations concerning privacy, data protection and information security, which could impair our or our customers’ ability to collect, use or disclose information relating to consumers, which could decrease demand for our platform, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

Because the interpretation and application of many laws and regulations relating to privacy, data protection and information security, along with mandatory industry standards, are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products, and we could face fines, lawsuits and other claims and penalties, and we could be required to fundamentally change our business, which could have an adverse effect on our business. Any inability to adequately address privacy, data protection and data security concerns, even if unfounded, or comply with applicable privacy, data protection and data security laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our products. Privacy, data protection and data security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations and standards related to the Internet, our business may be harmed.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate these controls.

Because our products use encryption, certain of our products are subject to U.S. export controls and may be exported from the United States only with the required export license or through an export license exception. Obtaining the necessary export license for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Even though we take precautions to ensure that we and our channel partners comply with all relevant regulations, it has come to our attention that we may inadvertently have violated certain export control and sanctions regulations in the past. In light of this, we submitted Voluntary Self Disclosures (VSD) to the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) and the U.S. Department of Treasury’s Office of Foreign Assets Controls (OFAC) regarding potential inadvertent violations. The potential violations relate to the export of certain encryption software prior to having the required authorization and allowing downloads of free trials of certain software by persons in countries subject to an embargo by the United States. We implemented IP address blocking such that persons using an IP address resolving to a country subject to an embargo by the United States may no longer download the free trials from our servers. In August 2016, OFAC closed out the VSD with a cautionary letter and no penalty was imposed. The BIS VSD is under review.

Any failure to comply with the U.S. export requirements, U.S. customs regulations, U.S. economic sanctions, or other laws could result in the imposition of penalties against the company or individuals responsible for any such violations. The penalties may include substantial civil and criminal fines, incarceration for responsible employees and managers, the possible loss of export or import privileges and reputational harm.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products into international markets, prevent our customers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our products to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export to or sell our products in international markets would likely adversely affect our business, financial condition and results of operations.

Our international operations and expansion expose us to several risks.

During the years ended December 31, 2014, 2015 and 2016, total revenue generated outside of France and the Americas was 40.3%, 36.2%, and 36.1% of our total revenue, respectively. Our primary research and development operations are located in France, China and Germany. In addition, we currently have international offices outside of France, China, Germany and the United States, which focus primarily on selling and implementing our solution in those regions. In the future, we may expand to other international locations. Our current international operations and future initiatives will involve a variety of risks, including:

•	Unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;
•

Different labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•	Exposure to many onerous and potentially inconsistent data protections laws;
•	More stringent regulations relating to privacy, data protection and data security, particularly in the European Union;
•	Changes in a specific country’s or region’s political or economic conditions;
•

Challenges inherent to efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•

Risks resulting from changes in currency exchange rates and the implementation of exchange controls, including restrictions promulgated by the Office of Foreign Assets Control of the U.S. Department of the Treasury and other similar trade protection regulations and measures in the United States or in other jurisdictions;

•	Reduced ability to timely collect amounts owed to us by our clients in countries where our recourse may be more limited;
•	Limitations on our ability to reinvest earnings from operations derived from one country to fund the capital needs of our operations in other countries;
•	Limited or unfavorable intellectual property protection;

•

Exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar applicable laws and regulations in other jurisdictions; and

•	Restrictions on repatriation of earnings.

We have limited experience in marketing, selling and supporting our solution outside of France, the United Kingdom, the United States, Germany and Japan. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing operations in other countries will produce desired levels of revenue or profitability.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

A portion of our subscription agreements and operating expenses are incurred outside the United States and denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro. The strengthening of the U.S. dollar increases the real cost of our products to our customers outside of the United States, leading to delays in the purchase of our products and the lengthening of our sales cycle. If the U.S. dollar continues to strengthen, this could adversely affect our financial condition and results of operations. In addition, increased international sales in the future, including through our channel partners and other partnerships, may result in greater foreign currency denominated sales, increasing our foreign currency risk. Moreover, operating expenses incurred outside the United States and denominated in foreign currencies are increasing and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations could be adversely affected. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations.

Exposure to United Kingdom political developments, including the outcome of the United Kingdom referendum on membership in the European Union, could have a material adverse effect on us.

On June 23, 2016, a referendum was held on the United Kingdom’s membership in the European Union, the outcome of which was a vote in favor of leaving the European Union. The United Kingdom’s vote to leave the European Union creates an uncertain political and economic environment in the United Kingdom and potentially across other European Union member states, for the foreseeable future, including during any period while the terms of any UK exit from the European Union are being negotiated.

Article 50 of the Treaty of the European Union, or Article 50, allows a member state to decide to withdraw from the European Union in accordance with its own constitutional requirements. The formal process for leaving the European Union will be triggered only when the United Kingdom delivers an Article 50 notice to the European Council, although informal negotiations around the terms of any exit may be held before such notice is given. The UK Prime Minister has stated that the UK will deliver an Article 50 notice by the end of March 2017. Delivery of the Article 50 notice will start a two-year period for the United Kingdom to exit from the European Union, although this period can be extended with the unanimous agreement of the European Council. Without any such extension (and assuming that the terms of withdrawal have not already been agreed), the United Kingdom’s membership in the European Union would end automatically on the expiration of that two-year period.

The result of the referendum means that the long-term nature of the United Kingdom’s relationship with the European Union is unclear and that there is considerable uncertainty as to when any such relationship will be agreed and implemented. In the interim, there is a risk of instability for both the United Kingdom and the European Union, as well as globally, which could adversely affect our results, financial condition and prospects.

There is also a risk of the United Kingdom’s exit from the European Union being effected without mutually acceptable terms being agreed and that any terms of such exit could adversely affect our operating results, financial condition and prospects.

The political and economic instability created by the United Kingdom’s vote to leave the European Union has caused and may continue to cause significant volatility in global financial markets and the value of the Pound Sterling currency or other currencies, including the Euro. We are exposed to the economic, market and fiscal conditions in the United Kingdom and the European Union and to changes in any of these conditions. Depending on the terms reached regarding any exit from the European Union, it is possible that there may be adverse practical and/or operational implications on our business.

A significant amount of the regulatory regime that applies to us in the United Kingdom is derived from European Union directives and regulations. For so long as the United Kingdom remains a member of the European Union, those sources of legislation will (unless otherwise repealed or amended) remain in effect. However, the United Kingdom exit may change the legal and regulatory framework within which we operate in the United Kingdom. For example, the outcome of the referendum has created uncertainty with regard to the regulation of data protection in the United Kingdom. The European General Data Protection Regulation, or GDPR, entered into force on May 24, 2016 and takes effect automatically in European Union countries after a two-year period expiring on May 25, 2018. Given the timelines set out above, it is most likely that the GDPR will become applicable to the United Kingdom prior to the United Kingdom ceasing to be a member of the European Union. However, it is unclear how data transfers to and from the United Kingdom will be regulated after the United Kingdom ceases to be a member of the European Union.

Consequently, no assurance can be given as to the impact of the referendum outcome and, in particular, no assurance can be given that our operating results, financial condition and prospects would not be adversely impacted by the result.

Because we conduct substantial operations in China, risks associated with economic, political and social events in China could negatively affect our business and results of operations.

We operate a research and development center in Beijing, China and may plan to continue to increase our presence in China. Our operations in China are subject to a number of risks relating to China’s economic and political systems, including:

•	A government-controlled foreign exchange rate and limitations on the convertibility of the Chinese Renminbi;
•	Uncertainty regarding the validity, enforceability and scope of protection for intellectual property rights and the practical difficulties of enforcing such rights;
•	Extensive government regulation;
•	Changing governmental policies relating to tax benefits available to foreign-owned businesses;
•	A relatively uncertain legal system; and
•	Instability related to continued economic, political and social reform.

Any actions and policies adopted by the government of the People’s Republic of China, particularly with regard to intellectual property rights, or any prolonged slowdown in China’s economy, could have an adverse effect on our business, results of operations and financial condition.

Our business could be negatively impacted by changes in the United States political environment.

The recent presidential and congressional elections in the United States have resulted in significant uncertainty with respect to, and could result in changes in, legislation, regulation and government policy at the federal level, as well as the state and local levels. Any such changes could significantly impact our business as well as the markets in which we compete. Specific legislative and regulatory proposals discussed during election campaigns and more recently that might materially impact us include, but are not limited to, changes to import and export regulations, income tax regulations and the U.S. federal tax code and public company reporting requirements. To the extent changes in the political environment have a negative impact on us or on our markets, our business, results of operation and financial condition could be materially and adversely impacted in the future.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act of 2010 and possibly other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. We face significant risks if we fail to comply with the FCPA and other anti-corruption and anti-bribery laws that prohibit companies and their employees and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties or candidates, employees of public international organizations and private-sector recipients for a corrupt purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. In addition, we use various third-party intermediaries to sell our solutions and conduct our business abroad. We, our channel partners, and our other third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. We continue to implement our FCPA/anti-corruption compliance program and cannot assure you that all of our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any violation of the FCPA, other applicable anti-bribery, anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, which could have a material and adverse effect on our reputation, business, results of operations and prospects. In addition, responding to any enforcement action may result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Our debt agreements contain certain restrictions that may limit our ability to operate our business.

The terms of our existing loan and security agreement and the related collateral documents with Square 1 Bank, or Square 1, contain, and any future indebtedness would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability, and the ability of our subsidiaries, to take actions that may be in our best interests, including, among others, disposing of assets, entering into change of control transactions, mergers or acquisitions, incurring additional indebtedness, granting liens on our assets, declaring and paying dividends and agreeing to do any of the foregoing. Our loan and security agreement requires us to satisfy specified financial covenants, including a minimum billings covenant and a minimum cash flow covenant. Our ability to meet those financial covenants can be affected by events beyond our control, and we may not be able to continue to meet those covenants. A breach of any of these covenants or the occurrence of other events (including a material adverse effect) specified in the loan and security agreement and/or the related collateral documents could result in an event of default under the loan and security agreement. Upon the occurrence of an event of default, Square 1 could elect to declare all amounts outstanding under the loan and security agreement, if any, to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, Square 1 could proceed against the collateral granted to them to secure such indebtedness. We have, and certain of our subsidiaries have, pledged substantially all of our respective assets as collateral under the loan documents. If Square 1 accelerates the repayment of borrowings, if any, we may not have sufficient funds to repay our debt.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and could harm our business.

We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for the foreseeable future. However, we may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the per share value of our ordinary shares could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of ADSs and underlying ordinary shares, and we may be required to accept terms that restrict our ability to incur additional indebtedness. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, results of operations and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	Develop or enhance our products and professional services;
•	Continue to expand our sales and marketing and research and development organizations;
•	Acquire complementary technologies, products or businesses;
•	Expand operations in the United States or internationally;
•	Hire, train and retain employees; or
•	Respond to competitive pressures or unanticipated working capital requirements.

Our failure to have sufficient capital to do any of these things could seriously harm our business, financial condition and results of operations.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.

As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies. However, our ability as an organization to acquire and integrate other companies, products, or technologies in a successful manner is unproven. Our ability to successfully acquire other companies, products and technologies depends, in part, on our ability to attract and retain highly skilled corporate development personnel. If we are unable to attract and retain qualified personnel, we may be unable to take advantage of opportunities to make beneficial acquisitions or investments. The identification of suitable acquisition candidates is difficult, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete future acquisitions, we may not ultimately strengthen our competitive position or achieve our goals and business strategy, we may be subject to claims or liabilities assumed from an acquired company, product, or technology, and any acquisitions we complete could be viewed negatively by our customers, investors and securities analysts. In addition, if we are unsuccessful at integrating future acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and results of operations of the combined company could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management’s attention, and we may not be able to manage the integration process successfully.

We may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition, or accurately forecast the financial impact of an acquisition transaction and integration of such acquisition, including accounting charges. We may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of the ADSs. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. The occurrence of any of these risks could harm our business, results of operations and financial condition.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government certification requirements for products like ours may change, thereby restricting our ability to sell into the U.S. federal government, U.S. state government, or foreign government sectors until we have attained the revised certification. Government demand and payment for our subscription offerings and professional services may be affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our subscription offerings and professional services.

Government entities may have statutory, contractual, or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and any such termination may adversely affect our future results of operations. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our subscription offerings, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely affect our results of operations in a material way.

We are exposed to the credit risk of some of our distributors, resellers and customers and to credit exposure in weakened markets, which could result in material losses.

We have programs in place that are designed to monitor and mitigate credit risks of some of our distributors, resellers and customers, and our credit exposure in weakened markets. However, we cannot assure you these programs will be effective in reducing our credit risks, especially as we expand our business internationally. If we are unable to adequately control these risks, our business, results of operations and financial condition could be harmed.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could expose us to greater than anticipated tax liabilities.

Our income tax obligations are based in part on our corporate structure and intercompany arrangements, including the manner in which we develop, value and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our business, including the laws of France, the United States and other jurisdictions, are subject to interpretation and certain jurisdictions may aggressively interpret their laws in an effort to raise additional tax revenue. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could increase our worldwide effective tax rate and harm our financial position and results of operations. It is possible that tax authorities may disagree with certain positions we have taken and any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. Further, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our condensed consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our financial results.

We are subject to income taxes in France, the United States and other jurisdictions, and our tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses as a result of acquisitions, the valuation of deferred tax assets and liabilities, and changes in federal, state, or international tax laws and accounting principles. Further, each jurisdiction has different rules and regulations governing sales and use, value added, and similar taxes, and these rules and regulations are subject to varying interpretations that change over time. Certain jurisdictions in which we did not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. In addition, we may be subject to income tax audits by many tax jurisdictions throughout the world, many of which have not established clear guidance on the tax treatment of SaaS-based companies. Any tax assessments, penalties and interest, or future requirements may adversely affect our results of operations. Moreover, imposition of such taxes on us going forward will effectively increase the cost of our products to our customers and might adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed. In addition, the application of the tax laws of various jurisdictions, including France and the United States, to our international business activities is subject to interpretation and depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences. As we operate in numerous taxing jurisdictions, the application of tax laws can also be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property.

Our ability to use our accumulated gross tax losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2016, we had accumulated gross tax losses in various jurisdictions of $137.6 million, which may be utilized against future income taxes. Limitations imposed by the applicable jurisdictions on our ability to utilize accumulated gross tax losses could cause income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such accumulated gross tax losses to expire unused, in each case reducing or eliminating the benefit of such accumulated gross tax losses. Furthermore, we may not be able to generate sufficient taxable income to utilize our accumulated gross tax losses before they expire. If any of these events occur, we may not derive some or all of the expected benefits from our accumulated gross tax losses.

Our failure to maintain certain tax benefits applicable to French technology companies may adversely affect our results of operations.

As a French technology company, we have benefited from certain tax advantages, including, for example, the French research tax credit (crédit d’impôt recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period, subject to certain conditions. The CIR is reflected as an offset to our research and development expense. It is calculated based on our claimed amount of eligible research and development expenditures in France and represented $0.9 million for 2014 and $0.5 million for both 2015 and 2016. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit, in accordance with the French tax code (Code général des impôts) and the relevant official guidelines. If the French tax authority determines that our research and development programs do not meet the requirements for the CIR benefit, or that certain CIR rules were inconsistently applied, we could be liable for additional corporate tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

Prolonged economic uncertainties or downturns could harm our business.

Current or future economic downturns could harm our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from financial and credit market fluctuations and terrorist attacks in the United States, Europe or elsewhere, could cause a decrease in corporate spending on enterprise software in general and slow down the rate of growth of our business.

General worldwide economic conditions have experienced, and in the future may experience, a significant downturn. These conditions make it extremely difficult for our customers and us to forecast and plan future business activities accurately, and they could cause our customers to reevaluate their decision to purchase our products, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times our customers may face issues in gaining timely access to sufficient credit, which could impair their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts, which would harm our results of operations. We have a significant number of customers in the financial services, technology, telecommunications, healthcare, manufacturing and retail industries. A substantial downturn in any of these industries may cause firms to react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on information technology. Customers in these industries may delay or cancel information technology projects or seek to lower their costs by renegotiating vendor contracts. To the extent purchases of our offerings are perceived by customers and potential customers to be discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, subscription customers may choose to develop or utilize in-house support capabilities as an alternative to purchasing our subscription offerings. Moreover, competitors may respond to market conditions by lowering prices of subscription offerings. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our subscription offerings.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our business, results of operations, financial condition and cash flows could be harmed.

Catastrophic events, or man-made problems such as terrorism, may disrupt our business.

A significant natural disaster, such as an earthquake, fire, flood, or significant power outage could have an adverse impact on our business, results of operations and financial condition. Our functional corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. In the event our or our channel providers abilities are hindered by any of the events discussed above, sales could be delayed, resulting in missed financial targets, such as revenue, for a particular quarter. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business or the business of our channel partners, customers or the economy as a whole. Any disruption in the business of our channel partners or customers that affects sales at the end of a fiscal quarter could have a significant adverse impact on our future quarterly results. All of the aforementioned risks may be further increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, or the delay in the deployment of our products, our business, financial condition and results of operations would be adversely affected.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the trading price of the ADSs.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this annual report, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of the ADSs. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, recognition and valuation of Research Tax Credits, goodwill impairment test, measurement of share-based compensation, defined benefit plan assumptions, capitalization of research and development costs and recognition of deferred tax assets.

Risks Related to Ownership of Our Ordinary Shares and ADSs

The market price for our ADSs has been and may be volatile or may decline.

The stock markets, and securities of technology companies in particular, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business. Furthermore, the market price of our ADSs has fluctuated and may continue to fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	Actual or anticipated fluctuations in our revenue and other results of operations;
•	The financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
•

Failure of securities analysts to initiate or maintain coverage of us and our securities, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	Announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	Changes in operating performance and stock market valuations of subscription model companies or other technology companies, or those in our industry in particular;
•	Lawsuits threatened or filed against us; and

•	Other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

Substantial future sales or perceived potential sales of our ADSs, ordinary shares or other equity securities in the public market could cause the price of our ADSs to decline significantly.

Sales of our ADSs, ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly.

In addition, holders of up to approximately 17,957,297 shares of our ordinary shares and ADSs, or 62.9% of our total ordinary shares and ADSs, based on ordinary shares and ADSs outstanding as of December 31, 2016, are entitled to rights with respect to registration of our ordinary shares pursuant to a shareholder agreement. If these holders of our ordinary shares, by exercising their registration rights, sell a large number of ADSs, they could adversely affect the market price for our ADSs. Furthermore, if we file a registration statement for the purposes of selling additional ADSs to raise capital and are required to include ADSs held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired.

We may issue ordinary shares or securities convertible into our ordinary shares from time to time in connection with a financing, acquisition, investment or otherwise. Any such issuance could result in substantial dilution to our existing holders and could cause the market price of our ADSs to decline significantly.

If securities analysts do not publish research or reports about our business, or if they publish negative reports about our business, the price of the ADSs could decline.

The trading market for the ADSs, to some extent, depends on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of the ADSs, industry sector, or products, the market price for the ADSs would likely decline. If one or more of these analysts should cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline.

The requirements of being a public company in the United States may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company in the United States, we have incurred and will continue to incur legal, accounting and other expenses that we did not previously incur. We are subject to the Exchange Act, including certain of the reporting requirements thereunder, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ Stock Market LLC, or NASDAQ, and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, makes some activities more difficult, time-consuming or costly and increases demand on our systems and resources, particularly after we are no longer an ‘‘emerging growth company’’ and/or a foreign private issuer. For example, for so long as we remain a foreign private issuer, we will not be required to file with the SEC quarterly reports with respect to our business and results of operations, which are required to be made by domestic issuers pursuant to the Exchange Act. Nevertheless, we intend to continue to submit quarterly interim consolidated financial data under cover of Form 6-K.

In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time consuming. Further, being a public company in the United States and a French private company has an impact on disclosure of information and require compliance with two sets of applicable rules. This could result in uncertainty regarding compliance matters and higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.

We are an “emerging growth company” as defined in the U.S. federal securities laws, and, for so long as we remain an emerging growth company, we have chosen to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and reduced disclosure obligations regarding executive compensation in our periodic reports. We will not take advantage of the extended transition period under Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We cannot predict if investors will find the ADSs less attractive because we have chosen to rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the market price of the ADSs may be more volatile.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of the ADSs may, therefore, be adversely affected.

As a public company in the United States, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our annual report for the year ending December 31, 2017, we will be required to submit a report by management to the Audit Committee and external auditors on the effectiveness of our internal control over financial reporting pursuant to Section 404. We are in the process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation. This process is time-consuming, costly and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an  “emerging growth company”, which may be up to five fiscal years following the date of our initial public offering. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the ADSs may be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Share ownership is concentrated in the hands of our principal shareholders and management, who are able to exercise a direct or indirect controlling influence on us.

Our executive officers, directors, current five percent or greater shareholders and affiliated entities together beneficially own 76.2% of our ordinary shares and ADSs outstanding as of December 31, 2016. As a result, these shareholders, acting together, have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

We have entered into a shareholder agreement, or the Shareholder Agreement, with entities affiliated with Balderton Capital, Bpifrance Investissement, Galileo Partners, Idinvest Partners and Toro Acquisition, which we refer to herein as our Major Shareholders. The Shareholder Agreement provides that affiliates of our Major Shareholders, other than Galileo Partners, are entitled to nominate members of our board of directors. Our Major Shareholders have agreed to vote for these nominees pursuant to the Shareholder Agreement. As a result, based on their ownership of our voting power and the approval rights in the Shareholder Agreement, our Major Shareholders currently have the ability to elect four of the eight members of our board of directors, and thereby to substantially influence our management and affairs.

Holders of our ADSs do not directly hold our ordinary shares.

As an ADS holder, you are not treated as one of our shareholders and you do not have ordinary shareholder rights. French law governs shareholder rights. The depositary, JPMorgan Chase Bank, N.A., is the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you have ADS holder rights. The deposit agreement among us, the depositary and you, as an ADS holder, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of the depositary.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement and not as a direct shareholder. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a proxy to a person designated by us to vote the ordinary shares underlying your ADSs in accordance with the recommendation of our board of directors. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.

Your ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

We may have a contingent liability arising out of possible violations of the Securities Act in connection with communications to current and potential customers.

Prior to the effectiveness of the registration statement covering the ADSs sold in our initial public offering, certain employees in our sales department communicated via email with business contacts who coordinate information technology for current and potential customers and referenced, or provided links to a press release or a third-party article regarding the initial public offering. In total, over 620 persons were contacted in this manner. Such communications regarding the initial public offering may have constituted a violation of Section 5 of the Securities Act. While we and the underwriters implemented procedures intended to prohibit the direct recipients of such communications from purchasing ADSs in the initial public offering, we could have a contingent liability arising out of the possible violations of the Securities Act in connection with such communications. Any liability would depend upon the number of ADSs, if any, purchased by the recipients of such communications that may have constituted a violation of Section 5 of the Securities Act. If a claim were brought by any such recipients of such communications who purchased ADSs and a court were to conclude that these communications constituted a violation of Section 5 of the Securities Act, we could be required to repurchase the ADSs sold to the persons who received such communications at the original purchase price, plus statutory interest from the date of purchase, for claims brought during a period of one year from the date of their purchase of ADSs. We could also incur considerable expense in contesting any such claim. In addition, we have agreed to indemnify the underwriters for any losses that they may incur as a result of the distribution of such communications in connection with the initial public offering.

Risks Related to Investing in a Foreign Private Issuer or French Company

Our By-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our By-laws, and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of French law and our By-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•

Provisions of French law allowing the owner of 95% of the share capital or voting rights of a public company to force out the minority shareholders following a tender offer made to all shareholders are only applicable to companies listed on the main French stock exchange and will therefore not be applicable to us unless we dual-list in France;

•

Under French law, residents outside of France as well as any French entity controlled by non-French residents may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings;

•

A merger (i.e., in a French law context, a stock-for-stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	A merger of our company into a company incorporated outside of the European Union would require the unanimous approval of our shareholders;
•	Under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
•

Our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;
•

Our shareholders have preferential subscription rights proportionally to their shareholding in our company on the issuance by us of any additional shares or securities giving the right, immediately or in the future, to new shares for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•

Our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•

Our board of directors can only be convened by its chairman or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

•

Our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

•

Approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•

Advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice; and

•

Pursuant to French law, our By-laws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by a two-thirds majority of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

Your right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to your holdings.

According to French law, if we issue additional shares or securities for cash giving right, immediately or in the future, to new shares, current shareholders will have preferential subscription rights for these securities proportionally to their shareholding in our company unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, our ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. In addition, our ordinary shares are not listed, and we do not intend to list our shares, on any market in France, our home country. This may limit the information available to holders of the ADSs.

We are a “foreign private issuer”, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and ‘‘short-swing’’ profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to continue to submit quarterly interim consolidated financial data on Form 6-K and expect to submit financial reports on an annual and semi-annual basis, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our shares are not listed and we do not currently intend to list our shares on any market in France, our country of incorporation. As a result, we are not subject to the reporting and other requirements of companies listed in France. Accordingly, although we intend to submit quarterly interim consolidated financial data to the SEC, there will be less publicly available information concerning our company than there would be if we were a U.S. public company.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer listed on the NASDAQ Global Market, we are subject to corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in France, which is our home country, may differ significantly from corporate governance listing standards of NASDAQ. For example, neither the corporate laws of France nor our By-laws require a majority of our directors to be independent, we could include non-independent directors as members of our compensation committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. In addition, home country practice in France does not require us to maintain a nominating and corporate governance committee or to maintain a compensation committee composed entirely of independent directors. Currently, we intend to follow home country practice in certain key respects. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We currently report our financial results under IFRS, which differs in certain significant respects from GAAP.

We report our financial statements under IFRS. There have been and there may in the future certain significant differences between IFRS and U.S. Generally Accepted Accounting Principles, or GAAP, including but not limited to differences related to revenue recognition, share-based compensation expense, income tax, impairment of long-lived assets and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with GAAP. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under GAAP.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2017.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of our executive officers or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be significantly more than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports on Form 10-Q and current reports on Form 8-K, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of the NASDAQ Stock Market that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and the experts named in this annual report.

Certain members of our board of directors and certain of our subsidiaries and certain experts named in this annual report are non-residents of the United States, and all of or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States.

Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action are borne by the relevant shareholder or the group of shareholders.

The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

We do not currently intend to pay dividends on our securities, and, consequently, your ability to achieve a return on your investment depends on appreciation in the price of the ADSs. In addition, French law may limit the amount of dividends we are able to distribute.

We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. In addition, our Loan and Security Agreement with Square 1 restricts, and any future indebtedness may restrict, our ability to pay dividends. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased the ADSs. Investors seeking cash dividends should not purchase the ADSs.

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with French generally accepted accounting principles. In addition, payment of dividends may subject us to additional taxes under French law. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

In addition, exchange rate fluctuations may affect the amount of Euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in Euros, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.

U.S. holders of ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Based on the value and composition of our assets, although not free from doubt, we do not believe we were a PFIC for the taxable year ending December 31, 2016, and we do not expect to be a PFIC in the current taxable year or the foreseeable future. Since a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year), we cannot assure you that we will not be or become a PFIC in the current year or any future taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds ADSs, the U.S. holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Each U.S. holder is strongly urged to consult its tax advisor regarding the application of these rules and the availability of any potential elections.

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French company with limited liability. Our corporate affairs are governed by our By-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

Item 4.         Information on the Company

A.	History and Development of the Company

We were founded in France in 2005 as a provider of open source software. Our business model is to sell subscription licenses for enhanced commercial offerings. Since our founding, we have achieved the following significant milestones:

2006:    Released first open source data integration product, Talend Data Integration

2007:    Expanded into the United States and released first commercial version of Talend Data Integration

2008:    Expanded into Germany and released Talend Data Quality, which is now offered as a feature in Talend Data Integration

2009:    Expanded into the United Kingdom and opened first research and development center outside of France in Beijing, China

2010:    Expanded into Tokyo and launched Talend Master Data Management

2011:    Launched Talend Application Integration

2012:    Launched Talend Big Data Integration on Hadoop

2015:    Expanded into Canada, Australia and Singapore

2016:    Completed our initial public offering. Expanded into Italy, the Netherlands, Spain, Sweden and India; launched free and commercial versions of Talend Data Preparation

Our employee base has grown from 438 employees as of December 31, 2014 to 524 employees as of December 31, 2015 to 679 employees as of December 31, 2016.

We were organized as a société par actions simplifiée, or S.A.S., under the laws of the French Republic on September 19, 2005 and subsequently converted into a société anonyme, or S.A., on April 14, 2006. We are registered with the French Commerce and Companies Register under the number 484 175 252 RCS Nanterre. Our registered office is located at 9, rue Pages, 92150 Suresnes, France. Our telephone number at this address is +33 (0) 1 46 25 06 00. Our main place of business in the United States is located at 800 Bridge Parkway, Suite 200, Redwood City, CA 94065. Our telephone number at this address is (650) 539-3200. Our website is www.talend.com. Information contained on our website is not part of this annual report. Our agent for service of process in the United States is our wholly owned subsidiary, Talend, Inc., a Delaware corporation, located at 800 Bridge Parkway, Suite 200, Redwood City, CA 94065.

Our actual capital expenditures for the years ended December 31, 2014, 2015 and 2016 amounted to $2.6 million, $0.8 million and $1.4 million, respectively. These investments in property and equipment primarily consisted of the acquisition of systems, equipment and other assets purchased in the ordinary course of business. We expect our capital expenditures to increase in absolute terms in the near term as we continue to grow our operations. We anticipate our capital expenditure to be financed from the cash flows from operating activities and proceeds of our initial public offering.

B.	Business Overview

Company Overview

Our mission is to enable every organization to harness the power of their data. Our software platform, Talend Data Fabric, integrates data and applications in real time across modern big data and cloud environments, as well as traditional systems, allowing organizations to develop a unified view of their business and customers across organizational and technology silos. We are a recognized leader in the market. In August 2016, Gartner identified us as a Leader in its report titled Magic Quadrant for Data Integration Tools. In November 2016, we were recognized as a Leader in the The Forrester Wave™: Big Data Fabric, Q4 2016, a report published by Forrester Research, Inc,. or Forrester. Effective and strategic use of data to optimize every aspect of business is a competitive advantage. We are a key enabler of the data-driven enterprise where data is becoming a strategic asset. Talend Data Fabric allows customers in any industry to improve business performance by using their data to create new insights and to automate business processes. Our customers rely on our software to better understand their customers, improve customer service, detect fraud and predict equipment maintenance needs.

The amount of data available for decision making is increasing exponentially, and the technology to analyze and act on that data is becoming dramatically more capable and cost effective and ubiquitous. As a result, IT infrastructure is undergoing an industrywide, transformative shift toward new big data and cloud platforms. At the same time, the increasing pace of business is driving the need for more real-time data processing and the need to make data-driven decisions throughout every organization is creating demand for self-service business and analytical applications. The rise of social media, mobile devices, cloud computing and the IoT is generating massive amounts of new data at an increasing pace. To manage this deluge of information, organizations are adopting big data solutions such as Hadoop, Spark and NoSQL, which manage data at much lower cost than previously possible. Organizations also have begun to extend their data infrastructure with cloud platforms to enhance agility, elasticity, scalability and time-to-value. As many organizations undergo a digital transformation, access to real-time data that automates operational processes and informs rapid decision-making becomes a competitive necessity. In addition, business users increasingly demand self-service solutions that remove dependency on IT departments and increase their efficiency. As a result, organizations require agile, real-time data integration solutions that support their evolving needs.

The growth in data sources, such as the rise of new big data and cloud platforms to analyze this data, combine to create major growth engines for the data integration market. We believe our products immediately address the markets for Data Integration and Integrity Software, Master Data Management, and Integration and Orchestration Middleware, which International Data Corporation, or IDC, estimates combined were $17 billion in 2016 and are forecasted to reach $21 billion in 2019. Within those large markets, demand for big data integration and cloud integration is growing particularly quickly due to growth in their underlying markets. The markets for big data technology and services and public IT cloud services are expected to grow at compound annual growth rates, or CAGRs, of 23% and 21.5%, respectively, from 2015 to 2020 according to IDC estimates. We expect that the advent of self-service data preparation solutions will serve as an additional driver of growth for data integration. We believe these trends will shape the data integration space for years to come.

Talend Data Fabric provides a comprehensive, flexible platform to address IT integration needs across industries. Our platform works seamlessly at the speed and scale of modern big data architectures and across on-premise and cloud environments to connect both traditional and big data environments. Organizations can quickly integrate all forms of data across systems and applications at scale, with significantly improved performance and lower total cost of ownership than traditional data integration approaches. Our platform interoperates with modern data technologies, such as Hadoop, Spark and Spark Streaming, and our flexible product architecture enables us to rapidly adopt new technologies as they emerge. Our technology allows our customers to manage both batch and real-time data processing and incorporate machine learning to leverage data for the automation of operational workflows. Our flexible cloud architecture allows organizations to operate in a cloud-based environment such as Amazon Web Services, Google Compute Engine or Microsoft Azure, in their on-premise datacenter, in private clouds, or in any hybrid combination. Our visual drag-and-drop interface is easy to use and removes the need for complex and time-consuming manual code development, allowing business users to independently and quickly complete data integration tasks that typically would have taken IT developers days or weeks. Our Talend Big Data Integration solution can run up to seven times faster on big data platforms than a certain large competitor’s product, according to a McKnight Consulting Goup, or MCG, study we commissioned.

We offer Talend Data Fabric as a subscription license based primarily on the number of users of our platform. Our commercial products are based on free open source versions of our data integration offerings and include additional capabilities which are critical for enterprise deployment such as high availability, technical support, monitoring and distributed scale-out. Individual developers often discover Talend through our open source offerings and introduce our solutions more broadly within their organizations. Many of these organizations choose to license our commercial products for enterprise deployment. After an initial deployment, organizations often purchase additional subscriptions or expand their usage to additional modules within Talend Data Fabric. The unified code base and modularity of our products allows organizations to enable additional functionality with just a license key, significantly reducing software deployment and training costs.

We have a broad, global customer base that includes Allianz, Air France-KLM, Citi, General Electric, Lenovo and Siemens and spans a broad range of industries, including financial services, technology, telecommunications, healthcare, manufacturing and retail. We have developed an ecosystem of over 120 partners including Cloudera, Hortonworks, MapR and Amazon Web Services, as well as many leading systems integrators such as Accenture and Capgemini. This ecosystem extends the capabilities of our platform, enhances our sales reach and market penetration and maximizes the value of our solutions for our customers.

For the year ended December 31, 2016, our total revenue was $106.0 million, including $88.6 million of subscription revenue that grew 44% year-over-year on a constant currency basis (41% year-over-year on an actual currency basis). We experienced net losses of $24.2 million, net cash from operating activities of $3.4 million and free cash flow of $2.0 million for the year ended December 31, 2016 as we continue to invest in growing our business.

Industry Overview

We are in the early stages of four disruptive trends that are reshaping the IT industry:

•	The amount and availability of data is increasing significantly;
•	Big data technologies such as Hadoop, Spark and NoSQL dramatically lower the cost to store and manage data and add new real-time processing capabilities;
•	New cloud platforms from Amazon, Google and Microsoft both lower costs and increase IT agility; and
•	Self-service tools give business users new and faster access to data than ever before.

These trends are creating an increasing number of new opportunities for organizations to be data driven. Organizations in every sector of the economy use data as a strategic tool to drive better business results. It is now, more than ever, critical for organizations to have an IT strategy that enables them to leverage data to support their business initiatives. To do this, IT teams must be able to work with new data platforms and fluidly address high volume, IoT, self-service, and real-time scenarios.

The Data-Driven Imperative

The rise of social media, proliferation of mobile and IoT devices and growing adoption of cloud-based IT infrastructure is producing massive quantities of new data for organizations. IDC estimates that the quantity of data will double every two years through 2020 to reach 44 trillion gigabytes. This data provides little insight when stored in organizational or technology silos, but becomes highly valuable when combined with existing customer, product and partner data. For example, by integrating and analyzing customer data from point of sales systems with data from phone interactions, organizations can develop a holistic view of the customer and provide a more engaging experience.

The proliferation of digital information provides new opportunities for organizations to leverage data to enhance their business, making its effective and strategic use a key competitive advantage. According to Accenture, 84% of executives expect big data to shift their competitive landscape within a year. In virtually every industry, organizations leverage data to gain an advantage. For example, organizations can tailor product offerings to a customer in real time based on online shopping behavior while the customer is still online, increasing the likelihood of a transaction. Organizations can use data to predict and schedule maintenance proactively before problems arise, monitor patient health, optimize prices, detect fraud and even create new data products. Increasingly, organizations seek to share and connect data with customers, partners and suppliers through applications to facilitate the exchange of information. As leading organizations move the competitive bar upwards with innovative use of data, other organizations risk falling behind if they do not also invest in solutions that leverage their data assets effectively. In a business environment where data is available and actionable, data-driven decision making is now a competitive necessity.

Generational Shift to Big Data Technology

To accommodate the enormous increase in data, including from social media, mobile and IoT devices as well as the concurrent increase in real-time processing requirements, IT infrastructure is in the midst of a transformative shift towards next generation big data technology. Technologies such as Hadoop, Spark and NoSQL enable organizations to manage and process far greater amounts of data in real time and at significantly lower costs. Forrester estimates that 100% of large enterprises will adopt Hadoop and/or related big data technologies such as Spark by 2018. These new technologies initially start as complementing the traditional relational database technology in widespread use today by adding new capabilities to deal with the far larger data volumes, more varied types of data and real-time processing. According to IDC, 82% of organizations are in some phase of adopting real-time analytics or planning to within the next 12 months. Over time, as organizations become familiar with these technologies and better understand their capabilities, they increasingly choose big data technologies for new projects they initiate.

Although big data technology adoption is accelerating rapidly, the large number of existing applications in use today will remain on traditional relational database technology for the remainder of their operational lifetime. As a result, organizations will operate in a hybrid mode for years to come where new projects are increasingly built with the next-generation big data technologies, but existing applications will continue to run on traditional databases.

Cloud Adoption Becomes Mainstream

IT infrastructure is undergoing a shift as organizations extend their infrastructure with cloud-based solutions. The traditional information technology framework of standalone hardware running on-premise software, which is deployed and maintained by IT departments, is shifting rapidly toward a virtualized, cloud-based infrastructure that reduces upfront investment, ongoing maintenance and support costs, and increases agility. Gartner estimates that by 2020, the revenue for Cloud System Infrastructure Services and Cloud Application Infrastructure Services will exceed $86 billion—and is estimated to pass the revenue for servers, worldwide.

This new IT paradigm empowers organizations to adapt their compute and storage resources to meet their needs in real time, reducing their footprint and streamlining costs. This evolution of IT infrastructure also requires organizations to support hybrid environments, as some of their systems and data remain on-premise while others move to the cloud. As a result, organizations seek solutions that enable simultaneous integration across both traditional and cloud architectures.

Demand for Self-Service Technology

The proliferation of data, coupled with its strategic importance, has significantly increased business users’ demand for tools to access the data themselves. For example, self-service visualization tools such as Tableau or Qlik have empowered business users to perform analytics independently. While these tools provide tremendous value, they are often limited by the data they can access. In many cases IT controls the data but does not deliver it in a format easily analyzed or used by the business. According to Sagence, Inc., data scientists spend up to 80% of their time preparing data for analysis. This has led to demand for a new wave of self-service tools that allow both IT and business users to access, merge, cleanse and analyze data more quickly than before. By removing the IT bottleneck in accessing data, organizations empower key business stakeholders to leverage all of their data quickly to create new insights and implement operational changes. As businesses face pressure to accelerate how they do business, self-service access to data integration will become increasingly important.

Limitations of Traditional Approaches

Historically, data integration has been performed through two different approaches: hand-coded integrations manually created by developers or legacy ETL software. A large portion of organizations continue to use hand coding for their data integration requirements. Hand coding requires developers to write unique code manually for each specific data integration workflow. Legacy ETL software extracts data from various databases, blends it together, transforms it into a unified data model and subsequently loads it into a data warehouse.

Both traditional approaches have significant limitations, including:

Limitations of Hand Coding:

•

Scarcity of technical talent.  Hand-coded integrations require highly specialized developers to write custom code for each data flow. Many organizations are unable to find and retain developers with the expertise required for hand coding, especially in rapidly evolving big data and cloud technologies.

•

Requires significant time from developers.  Hand-coded integrations require significant investment of time from developers and IT personnel. Hand coding is a costly, resource-intensive and inflexible approach.

•

Lacks governance and control.  In many industries, especially in financial services and healthcare, compliance and audit trails are required by regulators. This includes tracing the origin of a data trail and when and how it was modified. Hand coding relies on time-consuming manual developer documentation which can be error prone, incomplete, out of date, or nonexistent.

•

Not adaptable to new technologies.  Hand coding requires manual integration between systems using technology-specific code, impeding flexibility to migrate to new technologies or integrate multiple systems. This increases costs and slows the pace of innovation, as organizations must maintain multiple data platforms and reduces organizations’ ability to utilize powerful new capabilities such as real-time processing and machine learning.

Limitations of Legacy ETL Software:

•

Not designed for big data architectures.  Legacy ETL software was built primarily to integrate structured data from on-premise applications and relational databases into data warehouses and is not designed for big data platforms such as Hadoop and Spark. Instead, it uses a proprietary approach that runs separately from the high speed Hadoop/Spark processing, which creates a bottleneck to performance, scale and flexibility. In addition, legacy ETL software does not support the real-time capabilities necessary for exploratory analysis.

•

Poorly integrated cloud solutions.  Legacy ETL software is not designed to work effectively with modern data infrastructures that are cloud-based or that have a mix of both on-premise and cloud systems.

•

Lack real-time insight.  ETL software typically uses a bulk or batch processing approach that processes data on a daily, weekly, or monthly basis for use in post-transaction analytics and reporting. It lacks predictive and real-time capabilities. As a result, ETL vendors have often built or acquired separate tools for real-time data processing which are limited to specific real-time data use cases and do not integrate with an organization’s broader data architecture.

•

Complex and difficult to deploy.  Legacy ETL software has been built and modified over decades, making it difficult to use and cumbersome to deploy. These tools require extensive training and specialized IT resources to operate and maintain.

Our Opportunity

We believe that organizations must integrate large, disparate volumes of data into a single, unified environment to enable better, data-driven decision making. In today's business environment, we believe it is imperative that data be integrated in real time across cloud and on-premise environments and that business users also have self-service capabilities to access and analyze data without reliance on IT personnel.

We believe our products immediately address the markets for Data Integration and Integrity Software, Master Data Management, and Integration and Orchestration Middleware, which IDC estimates combined were $17 billion in 2016 and are forecasted to reach $21 billion in 2019. We believe that these markets will further expand as a portion of spend on hand-coded integrations will transition to software-based integration solutions given the time consuming and expensive process of manual integrations coupled with the scarcity of personnel with the requisite technical skills. According to research from Forrester, global revenue for Tech Systems Integration Services was estimated to be $374 billion in 2016. We believe that this only partially captures spending on hand-coded integrations as many organizations utilize their internal development teams for this process.

Lastly, the transformative change in IT infrastructure is driving a dramatic shift in IT spend and opening up new market opportunities. The rapid adoption of cloud platforms and big data technologies including Hadoop reflect this shift. The global big data technology and services market is expected to grow from $26 billion in 2016 to $59 billion by 2019, a CAGR of 22%, according to IDC. The related market for integration solutions for big data is not included in this market, but we believe will grow in parallel at a similar rate of growth. According to IDC, spending on public IT cloud services is expected to grow from $99 billion in 2016 to $205 billion in 2020, a CAGR of 20%. These significant growth rates represent the rapid expansion and pace of change in the markets underlying our opportunity.

Our Solution

Talend Data Fabric is a modern, unified platform designed to meet integration needs of both developers and business users. It works seamlessly across on-premise, cloud and hybrid environments and integrates data in real time from both traditional and big data platforms. The benefits of our solution include:

•

Designed for big data technologies.  Our solution was purpose-built to work with modern big data architectures, allowing organizations to integrate their data seamlessly in any environment. Our product architecture generates code that runs natively in Hadoop and Spark to take full advantage of the scale and speed of big data technologies. Our solution works with the increasingly fragmented and complex data that is created in both structured and unstructured formats and supports exploratory analysis. We continue to innovate our platform to keep it at the cutting edge. As an example, in September 2015 Talend 6 became the first data integration tool to run natively with Spark and Spark Streaming on Hadoop, increasing performance by up to five times relative to MapReduce, according to our internal performance calculations, while allowing customers to manage both batch and real-time streaming integrations within a single development environment.
•

Integrated cloud solution.  We provide a single integration solution that can be deployed on-premise, in the cloud, or in a hybrid environment. Because our solution is designed for seamless integration between cloud and on-premise environments, organizations have access to identical architecture and functionality across all potential use cases. Talend gives organizations the ability to scale cloud resources up and down when necessary, allowing customers to take advantage of the elasticity and cost savings that come with platforms such as Amazon Elastic MapReduce, or EMR, Amazon Redshift, Microsoft Azure HDInsight and Google BigQuery.

•

Powerful real-time integration and machine learning.  We enable organizations to unlock the value of their data to create real-time, predictive insights. Historically, leveraging machine learning and real-time data streams required large technical teams with specialized skills that few organizations could afford. With the introduction of Talend 6 in September 2015, Talend brought these capabilities to the mainstream by allowing any developer to build intelligent data flows with a drag-and-drop user interface. With Talend, customers can use a single design environment to create intelligent data flows with machine learning algorithms that can process both batch and real-time streaming data. This dramatically increases the number of customers that can embed machine learning into their digital business processes to automate the delivery of real-time insights and add intelligent automated behavior into every customer interaction.

•

Self-service functionality.  Our solution enables anyone in IT or a business role to access, cleanse, enrich and integrate data with an easy-to-use, web-based user interface. This empowers business users to conduct more data preparation on their own, without waiting for IT resources. It also allows IT organizations to collaborate with business users who are experts in the data being processed. Our solution significantly reduces the time required by business users to get clean, usable data.

•

Rapid deployment and agility.  We have simplified the complexities of connecting big data and traditional architectures across cloud and on-premise environments. Our solution can be deployed and in production in a matter of hours, due to its lightweight architecture and intuitive functionality. Since developers use a single platform for all of their integration needs, they can move quickly from one data integration project to another without learning or deploying additional solutions. This both accelerates development and reduces cost and complexity of data integration. As customers decide to add new Talend Data Fabric modules, they can often be set up with a license key, dramatically reducing the time to deploy new capabilities.

•

Robust governance and management capabilities.  Our solution provides organizations with powerful governance and management capabilities for their data assets. As regulatory and compliance issues gain importance for organizations, our data governance capabilities allow customers to be confident that their data will be secure, auditable and reliable. Our solution can manage the largest volumes of data, while masking sensitive data such as credit card or social security numbers. We provide visibility into data flows, lineage and stewardship that continuously updates as developers change integrations.

Our Platform

We deliver products for data integration, big data integration, application integration, cloud integration, master data management, or MDM, and self-service data preparation as a part of our Talend Data Fabric platform. Our products are designed to connect the data-driven enterprise through a broad range of use cases including enabling the speed and scale of big data, connecting data in the cloud and on-premise, integrating applications in real time and empowering organizations to make strategic decisions with a single view of their customers, partners and products. Our platform works with a wide range of databases, data warehouses, file formats and applications including Marketo, NetSuite, salesforce.com and SAP. While our customers often gain experience with our products through our open source versions, we generate revenue when customers purchase subscriptions to the commercial version of any of our products.

Our commercial products are enhanced versions of the free open source versions of our offerings and include additional capabilities which are critical for enterprise deployment, such as:

•	Collaboration: maximize productivity by enabling teams to share metadata and flows;
•	Scheduling: run an integration flow on a repeating schedule;
•	High Availability: maximize uptime through technical clustering features;
•	Monitoring: track events, requests, unexpected faults and system management decisions;
•	Distributed Scale-Out: dynamically expand and contract compute in response to demand;
•	Governance: embed compliance and security rules for tracking and auditing of internal data; and
•	Technical Support: includes response time SLAs, plus phone, email and web support.

Our open source products have limited functionality with respect to these user needs. Generally, once multiple users within the same organization start using our open source products, they tend to need these additional capabilities that are only included in our subscription commercial offerings. For instance, multiple users within the same organization typically require the ability to collaborate with other users within the organization, to manage the scheduling of data integration workflows and to monitor the operation of data integration workflows across the project environment. Users must purchase our subscription commercial offerings in order to benefit from these enhanced functionalities.

Talend Data Fabric combines all of our integration products into a single platform with a common development and management environment to solve complex IT integration challenges. Talend Data Fabric comes with Talend Studio, a visual drag-and-drop design environment and a shared repository to simplify development, deployment and collaboration. The platform enables users to shift between capabilities without learning additional tools, interfaces and programming paradigms. Talend Data Fabric is seamlessly compatible and interoperable across cloud, on-premise and hybrid environments. Talend Data Fabric increases productivity by allowing developers to use the same integration tools to address a wide variety of integration challenges across big data, the cloud, IoT and traditional data sources.

talend
Data Fabric
DATA INTEGRATION
BIG DATA INTEGRATION
APPLICATION INTEGRATION
MASTER DATA MANAGEMENT
CLOUD INTEGRATION
DATA PREPARATION
GOVERNANCE
COLLABORATION
SCHEDULING
DISTRIBUTED
MONITORING
1
Embed compliance and security rules for tracking and auditing of internal data
2
Maximize productivity by enabling teams to share metadata and flows
3
Run an integration flow on a repeating schedule
4
Scale-Out and High Availability
5
Track events, requests, unexpected faults, and system management decisions

Talend Data Fabric includes the following products:

•

Data Integration.  Talend Data Integration allows customers to easily integrate, transform and blend data from a wide variety of data sources. Our code generation architecture uses a visual interface to create high performance Java or SQL code. The solution contains over one thousand connectors to databases, flat files, cloud-based applications and many other types of data. Talend Data Integration includes optional data quality features to profile, cleanse, anonymize and mask data. These optional data quality features provide data de-duplication, validation, standardization and enrichment that create high-quality, clean and reliable data for access, reporting and analytics. Talend Data Integration can be sold and deployed as a standalone product.

•

Big Data Integration.  Talend Big Data Integration provides the same features and functionality as our Talend Data Integration product, in addition to specialized support for big data platforms. Our solution generates native code for modern big data systems to run real-time, large-scale data processing. It integrates with Apache Hadoop, Apache Spark, NoSQL databases and other big data systems either on-premise or in the cloud. The solution delivers large-scale, high performance in-memory processing by generating native Spark and Spark Streaming code, thus leveraging the full capabilities of the Hadoop environment. Talend’s support for Spark and Spark Streaming gives it up to five times faster performance than MapReduce, according to our internal performance calculations, support for machine learning algorithms, and real time processing of data streams. This solution can load, transform, enrich and cleanse data inside Hadoop, leveraging its power and scale. End-to-end big data integration workflows can be integrated with EMR, Amazon Redshift, Microsoft Azure HDInsight and Google BigQuery systems to support IoT and other business intelligence projects.

•

Application Integration.  Talend Application Integration enables organizations to integrate applications, services and APIs without coding, simplifies complex mapping challenges, and delivers and enforces enterprise security rules. Our solution provides a high-speed services backbone and enables building a service-oriented architecture to connect, mediate and manage services in real time. The solution is built on extensible open source Enterprise Service Bus and data integration technology. Our powerful built-in data mapper is intuitive and allows the manipulation of complex, legacy and vertical industry data formats with a graphical tool. Talend Application Integration is sold as a bundle with either Talend Data Integration or Talend Big Data Integration.

•

Master Data Management.  Talend Master Data Management enables customers to build a consistent, 360-degree view of their customers, products, employees and partners. It does this by allowing customers to cleanse, transform and link data from multiple systems together and maintain a consistent record of their most important data. Talend Master Data Management includes a wide range of data quality features and a data stewardship console to manage exceptions in master data as they arrive. Once a 360-degree view is built, it can be shared with the relevant business users, inform new types of analytics, or provide clean, trusted data in real time as new transactions are generated. Unlike many other MDM products, Talend Master Data Management allows customers to start small and then expand their master data management projects over time. Talend Master Data Management is sold as a bundle that includes Talend Application Integration and either Talend Data Integration or Talend Big Data Integration.

•

Cloud Integration.  Talend Integration Cloud is an Integration Platform-as-a-Service that enables customers to run and manage Talend Data Fabric products in the cloud or in hybrid scenarios that combine both cloud and on-premise systems. It works seamlessly with Talend Studio so that the same integration flows built to run in Talend Big Data Integration or Talend Data Integration can easily be run in the cloud, for example, on Amazon Web Services, Google Compute Engine or Microsoft Azure. Talend Integration Cloud allows customers to take advantage of the elasticity of modern cloud platforms by being able to spin up and spin down computing resources as needed.

•

Data Preparation.  Talend Data Preparation allows anyone in IT or a business role to access, blend, clean and enrich data with an Excel-like, easy to use point and click user interface. This empowers business users to solve their data preparation challenges on their own without waiting for technical IT resources. The commercial version of Talend Data Preparation works seamlessly with Talend Big Data Integration and Talend Data Integration so that a business user can create a data preparation process and share it with an IT developer to embed it into a more complex data integration flow. This allows IT organizations to accelerate data warehousing projects by partnering with business users that are experts in the data being processed. Talend Data Preparation is sold as an optional component within Talend Data Fabric products.

Open Source Products

We offer five Talend Open Studio branded product offerings as well as Talend Data Preparation Free Desktop which are all free, open source versions of our products. These products are 100% open source and are freely downloadable from the Talend website or other online communities. Our open source products were downloaded approximately 330,000 times in 2016. Talend’s open source products include tools for Big Data Integration, Data Integration, Data Quality, Enterprise Service Bus, Master Data Management and Data Preparation. Our open source products are designed to meet all of the requirements of a single user and are unlimited with respect to duration of use, processing power, number of integration flows that can be designed using the product and number and types of data sources that can be accessed using the product. However, once multiple users within the same organization start using our open source products, they tend to need the enhanced features that are only included in our subscription offerings. Each open source product can be deployed independently of the others to provide users with ultimate flexibility. In addition, registering for our open source community provides access to TalendForge, a community of more than 500,000 innovators, plus access to product documentation, tutorials and webinars.

Our Growth Strategy

Key drivers for our growth strategy include:

•

Maintain our technology leadership.  We intend to continue to invest in our Talend Data Fabric platform and innovate and develop new features, functionality and product modules as our markets advance. We have a track record of successful product innovation, as demonstrated by our Talend Big Data Integration product which we launched in 2012 and our Talend Integration Cloud product which we launched in 2015. Subscription revenues from Talend Big Data Integration and Talend Integration Cloud have grown more than 100% for eight consecutive calendar quarters through December 31, 2016. Continuing our rapid pace of innovation, in 2016 we launched Talend Data Preparation. We expect to continue to launch new products in the coming years.

•

Grow our customer base.  We plan to grow our base of customers by continuing to expand our sales organization, develop our channel relationships and convert open source users into paying customers. As of December 31, 2016, we have over 1,500 paying subscription customers.

•

Further expand within our existing customer base.  Our customers typically make an initial purchase for a specific and immediate need and then subsequently expand their use cases. We have had success in upselling customers from a single project and smaller deployments to expanded deployments over time. We plan to further enhance our land-and-expand sales approach.

•

Expand our ecosystem of partners.  We will continue to invest in and grow our strong ecosystem of partners spanning big data vendors, cloud application providers, analytical software providers, commercial use/OEM partners, systems integrators and VARs. Our VAR channel is becoming increasingly important, both in countries where we have a direct presence and in new countries which we plan to serve primarily through our VAR partners. Systems integrators and key technology partners will also be critical to increasing our awareness within many segments of the market.

•

Continue to grow internationally.  Although the United States is one of Talend’s fastest-growing markets, we expect to experience balanced growth across the United States and the rest of the world as we expand our global presence. Today, we have a presence in Germany, France, Canada, the United Kingdom, Spain, Italy, Australia, Singapore, the Netherlands, Switzerland, China, India and Japan. We will continue to invest in further expanding our footprint in international markets.

•

Cultivate our open source community.  We will continue to release open source versions of our product to increase our exposure among developers and enhance our community to develop additional components and connectors for our integration platform, some of which we will commercialize.

Customers

As of December 31, 2016, we have over 1,500 paying subscription customers across more than 67 countries and a variety of industries. We define a customer as a paid licensor of our technology, either directly from Talend or through an authorized reseller. We exclude users of our technology through OEM partnerships. We also exclude users who have downloaded the Open Source versions of our products but have not entered into a commercial relationship with us and from whom we do not derive any recurring revenue.

Marketing

Our marketing organization is responsible for increasing the awareness of Talend’s solution, fostering the Talend community, generating demand, gathering market feedback and enabling our field sales team to effectively sell our solution. The open source and free trial editions of our products are key drivers of awareness and initial usage. Our open source products, which have more than 2.9 million downloads, have seeded the market and lead to platform adoption by many of our current paying customers. When deciding whether to purchase our products, our customers primarily learn from our open source products, Talend community, white papers, webinars and third-party research before engaging with our sales team. It is a key mission of the marketing organization to support and accelerate this learning process. The marketing organization includes the following functions: web marketing, community marketing, marketing communications, field marketing, product management and product marketing.

Sales

We sell our software and services through both a direct sales force and indirect channel partners. As of December 31, 2016, we have a direct sales presence in 16 countries across North America, Europe and Asia. For indirect channels, we utilize resellers, referral partners and implementation partners to increase our overall sales opportunities.

Our sales efforts are built on a land-and-expand sales model. To facilitate market adoption, we offer a free open source version of our product with community registration. These registrations become leads for our marketing and sales organization to develop and close. After an initial deployment, organizations often purchase more subscriptions or expand usage to additional modules from Talend Data Fabric.

We sell our products to organizations of all sizes, and the majority of our sales are through our direct sales force. Our direct sales force includes an inside sales team which is closely aligned with an outside sales team. These groupings, or pods, share a common quota and are motivated to work together to identify, qualify and close opportunities in an efficient and scalable way. In many countries we also sell through a VAR channel and we get referrals from a variety of partners including system integrators. We have a global team of indirect channel managers responsible for these relationships.

Post-sale, our customers are managed by a dedicated customer success organization. Our customer success team is responsible for driving successful deployments, maintaining customer relationships, renewing existing contracts and identifying expansion opportunities within existing customers.

Our business is subject to seasonal trends. See “Risk Factors—The seasonality of our business can create variance in our quarterly bookings, subscription revenue and cash flows from operations” for additional information.

Channels and Alliances

Talend maintains strategic relationships with a variety of partners that we view as a playing a critical role in our growth and success. These partners jointly develop, market, sell, recommend, and/or implement our solution. Our partners include:

•

Technology Alliances.  We work with big data, cloud application and analytical software vendors to provide integration solutions to their customers. We work with Box, Cloudera, Hortonworks, IBM, Netezza, MapR, Amazon Web Services, Google, salesforce.com, Teradata and Hewlett-Packard Enterprises, among others.

•

Value Added Resellers.  Our network of resellers extends our sales and marketing efforts across Europe, the Middle East, and Asia-Pacific. Many of our VARs also bring deep vertical market knowledge and implementation expertise.

•	Systems Integrators. We have partnered with over 100 systems integrators worldwide, including Accenture, Capgemini, Deloitte Consulting, Sopra, Tata Consultancy Services and Virtusa, among others.
•

Commercial Use/OEM.  Over 30 technology and services companies embed or distribute Talend software as part of their go to market offering. We provide these companies with a limited-use license of certain Talend products and they pay us royalties or annual subscription fees.

Research and Development

Our research and development team is globally distributed in France, Germany and China and has experienced low turnover. We take pride in our ability to attract and retain the best talent to our team and to create a challenging yet fulfilling environment where engineers can thrive, solving complex problems and finding innovative ways to address current and future data integration, data processing and data governance challenges.

We follow agile development methodologies, work with the latest technologies and have created a modern, state of the art, flexible and automated software development process that has allowed us to deliver high-quality products and adapt to market changes and new requirements quickly.

Talend has deep roots in the open source community. We believe our open source approach helps us maintain greater transparency, create better software and have happier customers. We have an open source core product that anyone can download, improve, enrich, or extend, and we are very engaged with the open source community to get feedback to improve our products. We have open source committers to key projects from the Apache Software Foundation such as ActiveMQ, Camel, CXF, Karaf, Syncope, Falcon and most recently, Beam that are used in our own technology stack but also in many other enterprise software products.

We strongly believe in providing an excellent customer experience and have invested greatly in our user interface to improve ease of use for our customers. This will remain an area of focus for us as we target new customers and use cases, as displayed in the releases of our Talend Integration Cloud and Talend Data Preparation solutions.

In the years ended December 31, 2014, 2015 and 2016, our research and development expenses were $13.2 million, $15.1 million and $19.3 million, respectively.

Competition

The market for our products is highly competitive, quickly evolving and subject to rapid changes in technology, which may expand the alternatives available to our customers for their data integration requirements. Our current primary competitors generally fall into four categories:

•	Diversified technology companies that offer data integration solutions, including: IBM, Microsoft, Oracle and SAP;
•	Pure-play data integration vendors, including: Ab Initio, Informatica and Tibco;
•	Early-stage, niche data integration technologies; and
•	Hand-coded, custom data integration solutions built internally by organizations that we target as potential customers.

We believe that we are well-positioned in the marketplace relative to our competitors. We are differentiated from traditional vendors by our advanced technology and rapid innovation, both of which are driven by our open source platform, and emerging niche vendors cannot match the scale of our product breadth or go-to-market capabilities.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

•	Greater name recognition and longer operating histories;
•	Larger sales and marketing budgets and resources;
•	Broader distribution and established relationships with distribution partners and customers;

•	Greater customer support resources;
•	Greater resources to make acquisitions;
•	Lower labor and development costs;
•	Larger and more mature intellectual property portfolios; and
•	Substantially greater financial, technical and other resources.

We expect competition to increase as other established and emerging companies enter the data integration software market, as customer requirements evolve and as new products and technologies are introduced. We believe that the principal factors that drive our competitive edge in our market include:

•	Product features, architecture reliability, performance and effectiveness;
•	Name and reputation of the vendor or competitive offering;
•	Vision for the market and product roadmap, as well as pace of innovation;
•	Interoperability with numerous big data solutions vendors;
•	Integration with leading cloud and on-premise systems;
•	Automation capabilities;
•	Ability to adapt development, sales and marketing to the open source software model;
•	Strength of sales and marketing efforts;
•	Strategic partnerships with major enterprise software and infrastructure providers;
•	Quality of support;
•	Demonstrated return on investment through time-to-value and total cost of ownership; and
•	Ease-of-use and efficiency during deployment.

Intellectual Property

Our intellectual property rights are a key component of our success. We rely on a combination of trademarks, copyrights, contractual restrictions and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. We generally require our employees and consultants to execute invention assignment agreements with us that protect our intellectual property rights.

Intellectual property laws, together with our efforts to protect our proprietary rights, provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. The laws of certain countries do not protect proprietary rights to the same extent as the laws of France and the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology. Further, agreements with our employees and consultants may be breached, and we may not have adequate remedies to redress any breach. Further, to the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

As of December 31, 2016, we have two pending patent applications and no issued patents. We own and use registered and unregistered trademarks on or in connection with our products and services in numerous jurisdictions. In addition, we have also registered numerous internet domain names.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would have a material adverse effect on our business, financial condition, results of operations or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

C.	Organizational Structure

Corporate Structure

We launched our first product in France in 2006 and subsequently expanded our business across Europe and into North America and Asia. As a result of our significant international operations, our revenue from outside of France accounted for 81% of our revenue for the year ended December 31, 2016.

As of December 31, 2016, all of our subsidiaries are wholly-owned. The following diagram illustrates our corporate structure:

D.	Property, Plants and Equipment

Facilities

We lease approximately 25,000 square feet of office space in Redwood City, California. This office lease expires in 2020. We also lease approximately 16,000 square feet of office space in Suresnes, France. This office lease expires in 2023. We also lease office space around the world for our employees, including elsewhere in France and in China, Germany, the United Kingdom and Japan.

We anticipate leasing additional office space in the future as we continue to grow and enter new geographies. We do not foresee problems in finding readily available additional space on commercially reasonable terms, but expect to incur additional office lease expenses in connection with our growth.

Item 4A.         Unresolved Staff Comments

Not applicable.

Item 5.         Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this annual report. The following discussion contains forward-looking statements, including, without limitation, our expectations and statements regarding our outlook and future revenue, expenses, results of operations, liquidity, plans, strategies and objectives of management and any assumptions underlying any of the foregoing. Our actual results could differ materially from those discussed in the forward-looking statements. Our forward-looking statements and factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements include, but are not limited to, those discussed in “Special Note Regarding Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors”.

A.	Operating Results

Overview

Our mission is to enable every organization to harness the power of their data. Our software platform, Talend Data Fabric, integrates data and applications in real time across modern big data and cloud environments, as well as traditional systems, allowing organizations to develop a unified view of their business and customers across organizational and technology silos. We are a recognized leader in the market. In August 2016, Gartner identified us as a Leader in its report titled Magic Quadrant for Data Integration Tools. In November 2016, we were recognized as a Leader in the The Forrester Wave™: Big Data Fabric, Q4 2016, a report published by Forrester.  Effective and strategic use of data to optimize every aspect of business is a competitive advantage. We are a key enabler of the data-driven enterprise where data is becoming a strategic asset. Talend Data Fabric allows customers in any industry to improve business performance by using their data to create new insights and to automate business processes. Our customers rely on our software to better understand their customers, improve customer service, detect fraud and predict equipment maintenance needs.

Our employee base has grown from 438 employees as of December 31, 2014 to 679 employees as of December 31, 2016. We plan to continue to expand our non-U.S. presence to address the needs of our global customers as well as to acquire customers in new geographies. We also plan to continue to invest in new product development.

Our open source approach is a key component of our go-to-market strategy. We have been able to rapidly expand awareness and usage of our products through our free open source versions. This enables developers and users to download and try the free version of our products, creating sales leads for our more feature-rich commercial solutions. Users of our open source products often catalyze adoption of our commercial solutions by their organizations, primarily to benefit from enterprise-grade features that include the scaling out of our offering to a larger set of users, among others. Following an initial deployment of our paid subscription products, organizations often purchase more subscriptions or expand usage to additional products from our fully integrated suite after realizing the benefits of additional features or scale. We sell our product offerings as subscriptions based primarily on the number of users of our platform.

We generate the majority of our revenue from subscriptions of our commercial solutions. We primarily sell annual contracts billed in advance. Our subscription offering includes enterprise-grade features and capabilities to scale our solutions across production environments and customer infrastructures. These product features and capabilities include scheduling, management and monitoring of data integration flows, collaboration across a team of users and technical support. We also provide professional services to implement our solutions. Our subscription revenue represents a significant portion of our revenue, growing from 79% of our total revenue in the year ended December 31, 2014 to 84% in the year ended December 31, 2016.

Our financial results include:

•	Total revenue increased from $62.6 million for 2014 to $76.0 million for 2015 to $106.0 million for 2016;
•	Subscription revenue increased from $49.3 million for 2014 to $62.7 million for 2015 to $88.6 million for 2016;
•	Subscription revenue grew 41% year-over-year for 2016, or 44% on a constant currency basis; and
•	Net loss was $22.5 million for 2014, $22.0 million for 2015 and $24.2 million for 2016.

We intend to generate profits based on increased sales of our solutions to new and existing customers, including by the continued conversion of free open source users to paid users. We currently anticipate that at some point in the future we will be able to increase revenues at a greater rate than increases in our operating expenses. However, there can be no assurance that we will achieve or maintain profitability on a consistent basis, that we will increase our sales to new and existing customers, or that our operating expenses will increase at a lower rate than our revenue may grow.

Key Factors Affecting Our Performance

Expansion within Existing Customers.    Our business model relies on rapidly and efficiently landing new customers and expanding our relationship with these customers over time. We have designed our products for ease-of-use and with strong integrations between products to encourage broad adoption within organizations. Customers regularly expand the use of our software within their organizations by adding users or purchasing additional products within the Talend Data Fabric, such as Talend Application Integration or Talend Master Data Management. As customers gain awareness of our solutions and as their data integration requirements evolve, they may recognize additional use cases for our software and expand their use of our solutions accordingly. We believe this provides us with substantial operating leverage because the costs of additional sales within existing customers are significantly less than costs of sales to new customers. Our future revenue growth and profitability rely on customers continuing to expand user and product adoption within their organizations.

Adoption of Big Data Technologies.    We believe our big data integration capabilities are a key competitive differentiator and driver of new customer adoptions. We expect that as organizations adopt and scale out deployments of Hadoop and related technologies such as cloud technologies, they will continue to use Talend to facilitate the integration of these big data technologies within their IT environments. Adoption of big data in particular is growing. The big data technology and services market is estimated to grow at a CAGR of 22% from 2016 to 2020. We believe this to be a catalyst for adoption of our Talend Big Data Integration product. We also believe the adoption and usage of Talend Big Data Integration generally drives demand for other Talend Data Fabric products. For example, over time some of our Talend Big Data Integration customers have adopted Talend Master Data Management as they integrate disparate systems with Hadoop and thereby drive more subscription revenue for Talend. The continued adoption of big data technologies is critical to our continued revenue growth.

Average Subscription Contract Duration.    We primarily sell annual contracts, although we have some contracts that extend for multiple years. The average contract duration impacts our cash flows because we bill and collect payment for the full term in advance. Prior to 2014, we incentivized our sales force to pursue multi-year contracts paid in advance, which generally carry larger discounts on average relative to annual contracts. We changed our sales strategy in 2014 to focus to a greater degree on annual contracts as our business began to demonstrate greater operating leverage. As a result, our average contract term has shortened and we generate a smaller proportion of our deferred revenue as long-term. This sales strategy eliminates the discount generally required for multi-year subscription pre-payments. Although this results in lower subscription billings relative to multi-year pre-payments in a given period, it increases the annualized value of our subscriptions. Going forward, we intend to enter into multi-year contracts with annual payment schedules. For the twelve-month periods ending December 31, 2015 and 2016, new subscription sales had an average pre-billed duration of 1.4 years and 1.3 years, respectively.

Open Source Strategy.    Our open source strategy consists of providing free open source versions of our products, fostering a community of users and developers and selling commercial versions of our solutions. This strategy creates awareness and generates leads within organizations that may purchase a commercial version of our products and thereby generates subscription revenue. It reduces the time required for our sales force to educate potential leads about our solutions, increasing their efficiency and shortening the sales process. It is easier and less expensive to sell to leads who are familiar with our product offering through self-selection, freeing up our sales team to focus on the benefits of our commercial offering, rather than starting at a basic introduction. Moreover, our open source developer community helps lower our research and development costs by contributing components and connectors, testing beta versions of our products, identifying enhancements and providing free advice to other community members. To evaluate our open source strategy, we periodically review data points such as the volume of downloads of our open source products, the number of open source users that are members of our open source community and the approximate number of leads that are generated from users of our open source products. Given that our open source users register with us voluntarily, we do not use a conversion rate to evaluate our strategy. We believe the continued adoption of open source software by organizations as well as the vitality of our open source community is a critical part of our performance.

Investment in Sales and Marketing.    We continue to focus on long-term growth and expect to continue to invest aggressively in sales and marketing to grow our customer base and expand within existing customers. We also expect to increase investments in sales and marketing in markets outside of France and the United States. Any investments that we make in sales and marketing will occur in advance of our experiencing benefits from such investments, as new sales hires take time to fully ramp. As a result, it may be difficult for us to determine if we are efficiently allocating our resources in these areas. Increasing new customer bookings, particularly among large enterprise customers, is key to our growth strategy, and we also anticipate continuing to invest in expanding our international operations and increasing sales of Talend Big Data Integration and Talend Integration Cloud.

Foreign Currency Exchange Risk.    A portion of our subscription agreements and operating expenses are incurred outside the United States and denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro. Because our reporting currency is the U.S. dollar, the impact of foreign currency exchange on our business is primarily material to our financial reporting, and less to the ongoing operations of our business, as our cash inflows generally cover our expenses in a given currency, creating a partial hedge. We believe that as the portion of U.S. business increases relative to our global business, the impact of foreign currency exchange on our financial reporting will be reduced. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in currency rates.

Key Business Metrics

We review a number of metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key business metrics include the following:

Subscription Revenue Growth Rate

Subscription revenue is primarily derived from the sale of subscription-based license agreements to our customers. The growth of our subscription revenue reflects our ability to renew subscriptions with our existing customers, expand the sales of existing and new products within our existing customer base and sell our products to new customers. We believe subscription revenue growth is an important performance metric because it reflects the adoption of our software.

Due to the significant portion of our customers who are invoiced in non-U.S. Dollar denominated currencies, we also calculate our subscription revenue growth rate on a constant currency basis, thereby removing the effect of currency fluctuation on our results of operations.

The table below shows our subscription revenue growth rate on both an actual and constant currency basis for each quarter in the years ended December 31, 2015 and December 31, 2016, calculated against the corresponding quarter in the prior year, as well as the years ended December 31, 2014, 2015 and 2016. We calculate revenue on a constant currency basis by applying the average monthly currency rate for each month in the comparative period to the corresponding month in the current period.

	Year Ended December 31,			Three Months Ended
	2014	2015	2016	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016	Dec. 31, 2016
Actual FX rates	29%	27%	41%	19%	27%	29%	32%	40%	40%	41%	43%
Constant Currency	29%	39%	44%	32%	42%	41%	40%	42%	40%	44%	48%

Number of Customers Above a Certain Subscription Revenue Threshold

We believe our ability to increase the number of customers above a certain subscription revenue threshold over time is an indicator of our ability to penetrate large enterprise customers. We track our performance in this area by measuring the number of customers which generates an annualized subscription revenue of $0.1 million or above, calculated by multiplying the total subscription revenue from a customer in the given quarter by four.

As we continue to expand the sales of existing and new products within our existing customer base, we expect more of our existing customers will cross the $0.1 million threshold.

The following table summarizes on a quarterly basis the number of customers above $0.1 million of annualized subscription revenue.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2015	2015	2015	2015	2016	2016	2016	2016
Customers count	100	110	122	138	162	186	211	224

Dollar-Based Net Expansion Rate

Our ability to generate and increase revenue is dependent on our ability to maintain and grow our relationships with our existing customers. We believe our ability to retain customers and expand their subscription revenue over time is an indicator of the stability of our revenue base and the long-term value of our customer relationships. We track our performance in this area by measuring our dollar-based net expansion rate. Our dollar-based net expansion rate increases when customers expand their number of subscribed users or use additional Talend Data Fabric components. Our dollar-based net expansion rate is reduced when customers reduce their number of subscribed users, use fewer Talend Data Fabric components, or cease to be customers.

We calculate our dollar-based net expansion rate by dividing our recurring customer revenue by our base revenue. We define base revenue as the subscription revenue we recognized from all customers during the four quarters ended one year prior to the date of measurement. We define our recurring customer revenue as the subscription revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including revenue resulting from additional sales to those customers. This analysis excludes revenue derived from our OEM sales. We expect our dollar-based net expansion rate to potentially decline as we scale our business.

The following table summarizes our quarterly dollar-based net expansion rate since January 1, 2015 on both an actual and constant currency basis.

	Three Months Ended
Dollar-based net	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
expansion rate	2015	2015	2015	2015	2016	2016	2016	2016
Actual FX rates	124%	114%	112%	114%	115%	119%	119%	123%
Constant Currency	129%	122%	123%	124%	123%	124%	121%	125%

Free Cash Flow

To provide additional information regarding our financial results, we use free cash flow, a financial measure not calculated in accordance with IFRS, within this annual report. We define free cash flow as net cash (used in) from operating activities less net cash used in investing activities for purchases of property and equipment and intangible assets. We have included free cash flow in this annual report because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. We believe that free cash flow provides useful information in understanding and evaluating our results of operations in the same manner as our management and board of directors. Although free cash flow measures are frequently used by investors and securities analysts in their evaluation of companies, free cash flow measures each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our cash flows as reported under IFRS. Free cash flow as defined by the company may not be comparable to similar measures used by other companies. The table below shows our free cash flow for each of the years ended December 31, 2014, 2015 and 2016, and a reconciliation to the most directly comparable IFRS measure for such period.

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Net cash (used in) from operating activities	$(14,291)	$(9,979)	$3,373
Less: Acquisition of property & equipment	2,593	788	1,417
Free Cash Flow	$(16,884)	$(10,767)	$1,956

Key Components of Results of Operations

Revenue

We primarily derive our revenue from the sale of subscriptions and professional services engagements.

Subscription revenue.  Subscription revenue consists of fees earned from arrangements to provide customers with the right to use our commercial software either in a cloud-based infrastructure that we provide, or installed within the customer’s own environment. Our subscriptions include unspecified future updates, upgrades and enhancements and technical product support. Subscription fees are based primarily on the number of users of our software and to a lesser extent the processing power required to operate the software. Our subscription-based arrangements generally have a minimum contractual term of one year and are invoiced in advance for the full subscription term. Subscription fees are generally non-refundable regardless of the actual use of the service. We recognize subscription revenue ratably over the term of the contract, commencing with the date the service is made available to the customers and all other revenue recognition criteria are met. We also include in our subscription revenue, fees earned from licensing arrangements with OEM customers. OEM customers bundle our products within their own product offering and pay us a license fee for this right.

Professional services revenue.  Professional services revenue consists of fees earned for consulting engagements related to the deployment and configuration of our product offering, training customers and associated expenses. These engagements are generally provided by our own team of specialized consultants or by third-party consultants to whom we contract on a periodic basis. Consulting engagements consist of time-based arrangements for which the revenue is recognized using a time and material basis. Training revenue results from contracts to provide educational services to customers and partners regarding the use of our technologies and is recognized as delivered.

Cost of Revenue

Cost of subscription revenue.  Cost of subscription revenue consists primarily of employee-related costs, including salaries and bonuses, share-based payment expense and employee benefit costs associated with our customer support organization. It also includes expenses related to hosting and operating our cloud infrastructure, license of third-party intellectual property and related overhead. We use a third-party cloud platform provider to provide our cloud solution. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in cost of subscription revenue and operating expense categories.

We intend to continue to invest additional resources in our cloud-based offering and services. We expect that the cost of hosting fees to provide our cloud based offering will increase over time as we sell more of our cloud integration products. The timing of these expenses will affect our cost of subscription revenue in the affected periods.

Cost of professional services revenue.  Cost of professional services revenue consists primarily of personnel costs for employees including salaries and bonuses, share-based payment expense and employee benefit costs and fees to external consultants associated with our professional service contracts, travel costs and allocated shared costs. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in the cost of professional services revenue and operating expense categories.

Gross Profit and Gross Margin

Gross profit is total revenue less total cost of revenue. Gross margin is gross profit expressed as a percentage of total revenue. We expect that our gross margin may fluctuate from period to period as a result of changes in the mix of our subscription and professional services revenue. Over time, we expect revenue from our cloud integration business to grow as a percentage of our total revenue. As a result, the cost of hosting fees to third-party cloud infrastructure providers, as a percentage of revenue will increase, which may affect our gross margin.

Operating Expenses

Our operating expenses are classified as sales and marketing, research and development and general and administrative. For each functional category, the largest component is employee and labor-related expenses, which include salaries and bonuses, share-based payment expense, employee benefit costs and contractor costs. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category.

Sales and marketing.  Sales and marketing expenses consist primarily of salaries, sales commissions and related expenses, including share-based payment expense, for our sales and marketing employees, marketing programs and related overhead. Our sales and marketing employees include quota carrying headcount, sales administration, sales engineering, marketing and management. Marketing programs consist of advertising, promotional events, corporate communications, brand building and product marketing activities such as online lead generation.

We plan to continue to invest in sales and marketing by expanding our global promotional activities, building brand awareness, attracting new customers and sponsoring additional marketing events. The timing of these events, such as our annual sales kickoff, will affect our sales and marketing costs in a particular quarter.

Research and development.  Research and development expenses consist primarily of salaries and related expenses, including share-based payment expense, contractor software development costs and related overhead, less any research and development subsidies. We continue to focus our research and development efforts on building new products, adding new features and services, increasing functionality and enhancing our integration cloud infrastructure.

We expect that, in the future, research and development expenses will increase as we invest in building the necessary employee and system infrastructure required to enhance existing and support development of new, technologies and the integration of acquired businesses and technologies.

General and administrative.  General and administrative expenses consist of salaries and related expenses, including share-based payment expense, for finance, legal, human resources and management information systems personnel, as well as external legal, accounting and other, professional fees, other corporate expenses and related overhead.

We will incur additional expenses associated with being a publicly traded company, including higher legal, corporate insurance and accounting costs as well as costs of achieving and maintaining compliance with other public company regulations. We expect that in the future, general and administrative expenses will increase as we invest in our infrastructure and we incur additional employee related costs and professional fees related to the growth of our business.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with IFRS, which includes all standards issued by the IASB and related interpretations issued by the IFRS Interpretations Committee. The preparation of the consolidated financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, contingent liabilities, revenues, and expenses. We base our judgments and estimates on historical experience and various other factors we believe to be reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.

While our significant accounting policies are more fully described in the notes to the consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the accounting policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We primarily derive revenue from two sources: subscription revenue which is comprised of direct or indirect sales of subscription-based license agreements for Talend technologies; and related professional services revenue.

We recognize revenue in line with IAS 18, Revenue, when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the entity and the stage of completion of the transaction at the end of the reporting period can be measured reliably.

Subscription revenue

A subscription includes a license to use software, access to technical support and rights to fixes and updates of new versions of the software, on a when-and-if available basis, during the term of the subscription. Subscription revenues are recognized ratably over the contract terms beginning with the commencement date of each subscription agreement, and when all other revenue recognition criteria have been satisfied. Subscription-based arrangements generally have a contractual term of one to three years.

We sell our offerings through two channels: directly to customers, which includes sales by our sales force; and indirectly through value added resellers, or VARs, and channel partners. We negotiate directly with our resellers on contracts to provide our subscriptions as we would with our direct customers, and do not have the ability or right to establish pricing between our resellers and end users. We issue our resellers a non-exclusive reseller subscription of our products and resellers function as non-exclusive resellers to market, sell and provide our products and support services to end users. Our resellers have discretion with setting the price with the end users and we do not bear any of the risks or rewards with regard to the sales made by our resellers to end users. Revenue recognition for indirect customers is the same as for direct customers as the terms of sale are substantially similar.

Additionally, we occasionally enter into arrangements to embed a license or generated code into a third-party application or service for which we receive a royalty. For royalty lump sum arrangements, revenue is recognized over the term of the royalty agreement. For sales-based royalty arrangements, revenue is recognized upon receiving proof of sell-through. Royalty revenues are also recognized under subscription revenues.

Professional services revenue

We offer professional services which include consulting and training and associated expenses. Consulting services include implementation support to our customers during subscription setup and consist of time-based arrangements for which the revenue is recognized as the services are rendered. Training revenue results from contracts to provide educational services to customers and partners regarding the use of our technologies and is recognized as training is delivered.

Multiple-element arrangements

We may enter into transactions that are multiple-element arrangements where a subscription and consulting and training services are sold together. These elements are recognized separately unless the services are deemed essential to the functionality of the other elements in the arrangement (i.e. the software license). We first allocate revenue to consulting and training services based on the relative fair value method and allocate any remaining amount to the subscription using the residual method. We are able to determine reliably the fair value of a consulting or training services component based on historical pricing for the component or a similar component that has been sold on a standalone basis. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria have been met for the respective component.

Support is not accounted for separately from the license included in the subscription fee as it is not sold separately as the subscriptions we sell include both license and support.

Deferred revenue

Deferred revenue includes future revenue from subscriptions that will be recognized ratably over the remaining term of the contract period, beginning on the commencement date of each contract, and for the undelivered portion of consulting and training services that the customer has prepaid but for which services have not yet been performed.

Share-Based Payments

For options, we recognize share-based payment expense beginning in the period of grant based on the fair value of the award at the grant date, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

Determining the fair value of share-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of share options. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated ordinary share fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the expected term of the options, our expected share price volatility, risk-free interest rates, expected dividends, and until the IPO, the fair value of our ordinary shares, which are estimated as follows:

•	Expected term. We determine the expected term based on the average period the share options are expected to remain outstanding.
•	Expected volatility. We consider historical volatility of our share price since the IPO and also consider the historical volatility of similar entities following a comparable period in their lives.
•	Risk-free rate. The risk-free interest rate represents the implied yield currently available on zero-coupon government issued securities over the expected term of the option.

•	Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

Prior to our IPO, we obtained independent valuations at regular intervals in order to help our board of directors determine the fair value of each option grant. The assumptions used in the valuation models were based on future expectations combined with management judgment. In the absence of a public market for our company shares, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our company shares as of the date of each grant, including the following factors:

•	Valuations performed at regular intervals by unrelated third-party specialists;
•	Private financing rounds involving our shares with new investors;
•	Our actual operating and financial performance;
•	Our stage of development;
•	Our likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company, given prevailing market conditions;
•	The lack of marketability involving securities in a private company;
•	The market performance of comparable publicly traded companies; and
•	The U.S. and global capital markets conditions.

In valuing our shares, our board of directors determined the enterprise value, added net cash, and then allocated the equity value to each class of equity securities outstanding initially using an option pricing method, or OPM. The board of directors determined the enterprise value of our business using the discounted cash flow approach and the market approach valuation methods.

The OPM treats our ordinary shares and preferred shares as call options on a business, with exercise prices based on the liquidation preference. The OPM uses the Black-Scholes option-valuation model to price the call option. Estimates of the volatility applied in the Black-Scholes option-valuation model were based on available information on the volatility of shares of comparable, publicly traded companies. Additionally, we applied a discount for lack of marketability.

The discounted cash flow approach estimates the fair value of the enterprise based on the present value of our future estimated net cash flows and our residual value beyond the forecast period. The future net cash flows and residual value are discounted to their present value to reflect the risks inherent in us achieving these estimated net cash flows. The discount rate was based on a market-derived weighted average cost of capital.

The market approach is a useful method of determining the fair market value of a company which is closely held because it can be used to determine what the company or the particular security would be worth in the public market.

The approach is one of determining a level of earnings which is considered to be representative of the future performance of the company, and capitalizing this figure by an appropriate risk-adjusted rate. This approach provides an indication of value for the security which corresponds with the particular earnings figure being capitalized (for example, capitalizing net earnings available to common stock holders would yield an indication of value for the common stock). There are several different forms of "earnings" used in the market capitalization approach, because each form isolates particular nuances of the company's operating performance.

The capitalization rate is an expression of what investors believe to be a fair and reasonable rate of return for the particular security, given the inherent risks of ownership. It incorporates expectations of growth and rests on the implicit assumption that some level of earnings will be generated by the enterprise into perpetuity. The most common means of obtaining capitalization rates is through the market comparison method, whereby companies having their stock traded in the public market are selected for comparison purposes and used as a basis for choosing reasonable capitalization rates for the subject company.

Capitalization rates obtained in this manner are generally expressed as ratios of the various revenue and earnings figures, and are referred to as "market multiples". Another common method of obtaining such multiples is to examine companies that have recently been sold in the public marketplace. For this method, the total price paid for the company is related to revenue or earnings figures which yield implied transaction multiples. The acquired company is then compared with the subject company on the basis of risk and expected return, and its transaction multiples are used as a basis for selecting appropriate multiples for the subject company.

Market multiples are categorized as either "leveraged" or "debt-free" depending on whether or not the earnings figures being capitalized are net of interest expense. The most common leveraged multiple is the price/earnings, or P/E, ratio, which relates the price paid for the common stock of a company with that company's earnings per share. The multiple is considered to be "leveraged" because earnings per share is net of any interest expense, and capitalization of this figure effectively incorporates the impact of any debt the company has into the final value for the equity.

Debt-free market multiples relate the value of the company's Enterprise Value, or EV, or debt net of cash and equity, to earnings figures from which no interest expense has been deducted. Examples of these multiples would be EV/Revenue, EV/EBITDA or EV/EBIT. The use of these multiples may be appropriate when comparing companies that have substantially different amounts of financial leverage, because the multiples are based on total company value, which is generally independent of the amount of leverage in the company's capital structure. Their use effectively separates the issue of company valuation from the specific financing decisions which are made to operate the business. Furthermore, EV/EBITDA and EV/EBIT multiples, which are developed from pre-tax earnings figures, may be appropriate when comparing companies that have substantially different income tax situations, as well as different amounts of financial leverage. The EV/Revenue multiple is particularly applicable to companies that do not have positive EBITDA or earnings.

New accounting standards not yet adopted

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which supersedes current revenue recognition requirements. The standard will be effective for the Group for financial periods beginning on January 1, 2018 with early adoption permitted, and provides alternative approaches to adoption. The standard’s core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step model to achieve its core principle: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.  In addition, entities must disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative disclosures are also required. The Company plans to adopt this guidance on January 1, 2018 and is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures and has not selected an adoption method. The Company’s evaluation includes determining whether the unit of account (i.e., performance obligations) will change as compared to current IFRS, as well as determining the standalone selling price of each performance obligation.

In July 2014, the IASB issued IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and which provides guidance that may impact the classification and measurement of financial assets and will result in additional disclosures. It also includes, a new credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. The standard will be effective for the Group for financial periods beginning on January 1, 2018, with early adoption permitted. The Group plans to adopt IFRS 9 initially on January 1, 2018 and does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In January 2016, the IASB issued the IFRS 16, Leases, which supersedes the existing leases standard, IAS 17, Leases, and related interpretations. The standard introduces a single lessee accounting model. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard. The standard also contains enhanced disclosure requirements for lessees. It is effective for the Group for financial periods beginning on January 1, 2019, though early adoption is permitted and provides alternative approaches to adoption. The Group is assessing the potential impact of IFRS 16 on its consolidated financial statements.

Results of Operations

The following table sets forth our results of operations for the periods indicated. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Consolidated statements of operations
Revenue
Subscriptions	$49,290	$62,722	$88,629
Professional services	13,291	13,238	17,355
Total revenue	62,581	75,960	105,984
Cost of revenue (1)
Subscriptions	4,542	8,283	12,278
Professional services	11,616	10,425	13,290
Total cost of revenue	16,158	18,708	25,568
Gross profit	46,423	57,252	80,416
Operating expenses (1)
Sales and marketing	42,851	49,169	67,580
Research and development	13,242	15,075	19,251
General and administrative	13,086	14,453	19,577
Total operating expenses	69,179	78,697	106,408
Loss from operations	(22,756)	(21,445)	(25,992)
Finance income	515	21	2,603
Finance expense	(81)	(589)	(791)
Loss before income tax (expense) benefit	(22,322)	(22,013)	(24,180)
Income tax (expense) benefit	(199)	7	(63)
Net loss for the year	$(22,521)	$(22,006)	$(24,243)

(1)	Amounts include share-based payment and amortization of acquired intangibles expense, as follows:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Cost of revenue - subscriptions	$22	$78	$74
Cost of revenue - professional services	26	61	84
Sales and marketing	229	793	917
Research and development	417	592	674
General and administrative	1,037	1,316	1,565
Total share-based payment and amortization of acquired intangibles expense	$1,731	$2,840	$3,314

The following table sets forth our results of operations data for each of the periods indicated as a percentage of total revenue.

	Year Ended December 31,
	2014	2015	2016
Revenue
Subscriptions	79%	83%	84%
Professional services	21%	17%	16%
Total revenue	100%	100%	100%
Total cost of revenue	26%	25%	24%
Gross profit	74%	75%	76%
Operating expenses
Sales and marketing	68%	65%	64%
Research and development	21%	20%	18%
General and administrative	21%	19%	18%
Total operating expenses	111%	104%	100%
Loss from operations	(36%)	(28%)	(24%)
Finance income	1%	0%	2%
Finance expense	(0%)	(1%)	(1%)
Loss before income tax (expense) benefit	(36%)	(29%)	(23%)
Income tax (expense) benefit	(0%)	0%	(0%)
Net loss for the year	(36%)	(29%)	(23%)

Years Ended December 31, 2015 and 2016

Revenue

	Year Ended December 31,
	2015	2016	$ Change	% Change
	(in thousands)
Subscriptions	$62,722	$88,629	$25,907	41%
Professional services	13,238	17,355	4,117	31%
Total revenue	$75,960	$105,984	$30,024	40%

Total revenue increased $30.0 million, or 40%, in the year ended December 31, 2016 compared to the year ended December 31, 2015. Growth in total revenue was attributable to increased demand for our products from both new and existing customers. The growth in total revenue was attributable primarily to the sale of subscriptions and to a lesser extent the growth of professional services revenue.

Subscription revenue increased $25.9 million, or 41%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase in subscription revenue was primarily attributable to strong demand for Talend Big Data Integration, which more than doubled in the year ended December 31, 2016 compared to the prior period, and strong demand from North America where we have invested in greater sales capacity. Professional services revenue grew by $4.1 million, or 31% for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase in professional services revenue was mainly due to increased demand from North American customers.

Subscription revenues by geography were as follows for the years ended December 31, 2015 and 2016:

	Year Ended December 31,
	2015	2016	$ Change	% Change
	(in thousands)
Americas	$27,422	$41,682	$14,260	52%
EMEA	34,273	44,586	10,313	30%
Asia Pacific	1,027	2,361	1,334	130%
Total subscription revenue	$62,722	$88,629	$25,907	41%

Cost of Revenue

	Year Ended December 31,
	2015	2016	$ Change	% Change
	(in thousands)
Cost of subscription	$8,283	$12,278	$3,995	48%
Cost of professional services	10,425	13,290	2,865	27%
Total cost of revenue	$18,708	$25,568	$6,860	37%
Gross Profit	$57,252	$80,416	$23,164	40%
Gross Margin	75%	76%

Total cost of revenue increased $6.9 million, or 37%, in the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase in total cost of revenue was primarily driven by an increase in the cost of subscription revenue of $4.0 million, or 48%, in the year ended December 31, 2016 compared to the prior period. We increased our headcount during the period to meet the higher demand for support from our customers, resulting in increased compensation expense for employees and contractors of $2.6 million. Between December 31, 2015 and December 31, 2016, the support team headcount increased by 48% to 71 employees. The increase in the cost of subscription revenue was also driven by an increase in third-party licensing fees and hosting costs for our Talend Integration Cloud for a total of $0.7 million.

Cost of professional services revenue increased $2.9 million, or 27%, as we increased our team size and the use of contractors to support the professional services demand, particularly in North America. Between December 31, 2015 and December 31, 2016, the professional services team headcount increased by 31% to 63 employees.

Sales and Marketing

	Year Ended December 31,
	2015	2016	$ Change	% Change
	(in thousands)
Sales and Marketing	$49,169	$67,580	$18,411	37%

Sales and marketing expenses increased $18.4 million, or 37%, in the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was primarily due to $15.2 million increase in employee compensation related to increased headcount. Between December 31, 2015 and December 31, 2016, our sales and marketing headcount increased by 37% to 274 employees. In addition, marketing program spending increased by $0.5 million in the year ended December 31, 2016 compared to the year ended December 31, 2015 to support our growth.

Research and Development

	Year Ended December 31,
	2015	2016	$ Change	% Change
	(in thousands)
Research and Development	$15,075	$19,251	$4,176	28%

Research and development expenses increased $4.2 million, or 28%, in the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was primarily due to a $3.5 million increase in employee compensation related to our increased headcount. Between December 31, 2015 and December 31, 2016, our research and development headcount increased by 14% to 187 employees. We increased our research and development headcount during the period in order to enhance and extend our product offerings and develop new technologies.

General and Administrative

	Year Ended December 31,
	2015	2016	$ Change	% Change
	(in thousands)
General and Administrative	$14,453	$19,577	$5,124	35%

General and administrative expenses increased $5.1 million, or 35%, in the year ended December 31, 2016, compared to the year ended December 31, 2015. The increase was primarily due to an increase of $3.2 million in employee related expenses. Between December 31, 2015 and December 31, 2016, our general and administrative headcount increased by 31% to 84 employees as we added personnel to support our growth and the additional requirements of being a public reporting company.

Years Ended December 31, 2014 and 2015

Revenue

	Year Ended December 31,
	2014	2015	$ Change	% Change
	(in thousands)
Subscriptions	$49,290	$62,722	$13,432	27%
Professional services	13,291	13,238	(53)	0%
Total revenue	$62,581	$75,960	$13,379	21%

Total revenue increased $13.4 million, or 21%, in the year ended December 31, 2015 compared to the year ended December 31, 2014. Growth in total revenue was attributable to increased demand for our products from both new and existing customers. The growth in total revenue was entirely attributable to the sale of subscriptions.

Subscription revenue increased $13.4 million, or 27%, for the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase in subscription revenue was primarily attributable to strong uptake of our Talend Big Data Integration, which more than doubled in the year ended December 31, 2015, and strong demand from North America where we have invested in greater sales capacity.

Subscription revenues by geography were as follows for the years ended December 31, 2014 and 2015:

	Year Ended December 31,
	2014	2015	$ Change	% Change
	(in thousands)
Americas	$18,766	$27,422	$8,656	46%
EMEA	29,749	34,273	4,524	15%
Asia Pacific	775	1,027	252	33%
Total subscription revenue	$49,290	$62,722	$13,432	27%

Cost of Revenue

	Year Ended December 31,
	2014	2015	$ Change	% Change
	(in thousands)
Cost of subscription	$4,542	$8,283	$3,741	82%
Cost of professional services	11,616	10,425	(1,191)	(10%)
Total cost of revenue	$16,158	$18,708	$2,550	16%
Gross Profit	$46,423	$57,252	$10,829	23%
Gross Margin	74%	75%

Total cost of revenue increased $2.6 million, or 16%, in the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase in total cost of revenues was entirely driven by an increase in the cost of subscription revenue of $3.7 million, or 82%, in the year ended December 31, 2015 compared to the prior period. We increased our headcount during the period to meet the higher demand for support from our customers, resulting in increased compensation expense for employees and contractors of $2.2 million. Between December 31, 2014 and December 31, 2015, the support team headcount increased by 37%. The increase in the cost of subscription revenue was also driven by an increase in third-party licensing fees and hosting costs for our Talend Integration Cloud for a total of $0.8 million.

Cost of professional services revenue declined by $1.2 million, or 10%, as we replaced the use of more costly sub-contractors, particularly in North America, with our own professional services consultants.

Sales and Marketing

	Year Ended December 31,
	2014	2015	$ Change	% Change
	(in thousands)
Sales and Marketing	$42,851	$49,169	$6,318	15%

Sales and marketing expenses increased $6.3 million, or 15%, in the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase was primarily due to $5.0 million increase in employee compensation related to increased headcount. Between December 31, 2014 and December 31, 2015, our sales and marketing headcount increased by 38% with the majority of our headcount being added in the second half of the year. In addition, marketing programs spend increased by $0.8 million in fiscal 2015 compared to the prior period to support our growth.

Research and Development

	Year Ended December 31,
	2014	2015	$ Change	% Change
	(in thousands)
Research and Development	$13,242	$15,075	$1,833	14%

Research and development expenses increased $1.8 million, or 14%, in the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase was primarily due to $1.1 million increase in employee compensation related to our increased headcount. Between December 31, 2014 and December 31, 2015, our research and development headcount increased by 7%. We increased our research and development headcount during the period in order to enhance and extend our service offerings and develop new technologies.

General and Administrative

	Year Ended December 31,
	2014	2015	$ Change	% Change
	(in thousands)
General and Administrative	$13,086	$14,453	$1,367	10%

General and administrative expenses increased $1.4 million, or 10%, in the year ended December 31, 2015, compared to the year ended December 31, 2014. The increase was primarily due to an increase of $1.1 million in employee related expenses. Between December 31, 2014 and December 31, 2015, our general and administrative headcount increased by 10% as we added personnel to support our growth and prepared to become a public reporting company.

Quarterly Results of Operations

The following unaudited quarterly results of operations data for each of the eight quarters ended December 31, 2016 have been prepared on a basis consistent with our audited consolidated annual financial statements and include, in management’s opinion, all normal recurring adjustments necessary for the presentation of the results of operations data for these periods, in accordance with IFRS. Our quarterly results of operations will vary in the future. These quarterly results of operations are not necessarily indicative of our results of operations for a full year or any future period. The following quarterly financial data should be read in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2015	2015	2015	2015	2016	2016	2016	2016
	(in thousands)
Revenue
Subscriptions	$13,761	$15,163	$16,223	$17,575	$19,297	$21,222	$22,929	$25,181
Professional services	3,280	3,201	3,399	3,358	3,459	4,159	4,462	5,275
Total revenue	17,041	18,364	19,622	20,933	22,756	25,381	27,391	30,456
Cost of revenue (1)
Subscriptions	2,004	1,977	2,244	2,058	2,494	3,065	3,061	3,658
Professional services	2,803	2,531	2,479	2,612	2,794	3,333	3,473	3,690
Total cost of revenue	4,807	4,508	4,723	4,670	5,288	6,398	6,534	7,348
Gross profit	12,234	13,856	14,899	16,263	17,468	18,983	20,857	23,108
Operating expenses (1)
Sales and marketing	11,488	10,842	11,985	14,854	14,876	16,946	17,130	18,628
Research and development	3,525	3,839	3,775	3,936	4,278	4,889	5,022	5,062
General and administrative	3,334	3,165	3,636	4,318	4,259	4,681	4,861	5,776
Total operating expenses	18,347	17,846	19,396	23,108	23,413	26,516	27,013	29,466
Loss from operations	(6,113)	(3,990)	(4,497)	(6,845)	(5,945)	(7,533)	(6,156)	(6,358)
Finance income (expense)	221	(305)	(4)	(481)	703	(468)	(214)	1,791
Income tax	2	2	2	2	(25)	(58)	(4)	24
Net loss for the period	$(5,890)	$(4,293)	$(4,499)	$(7,324)	$(5,267)	$(8,059)	$(6,374)	$(4,543)

(1) Includes share-based payment and amortization of acquired intangibles expense as follows:

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2015	2015	2015	2015	2016	2016	2016	2016
	(in thousands)

Cost of revenue - subscriptions	$16	$22	$22	$18	$17	$17	$28	$12
Cost of revenue - professional services	12	16	15	17	15	17	35	17
Sales and marketing	148	196	226	224	179	210	309	220
Research and development	114	123	174	181	146	127	234	166
General and administrative	249	298	464	305	354	359	416	436
Total share-based payment and amortization of acquired intangibles expense	$539	$655	$901	$745	$711	$730	$1,022	$851

The following table sets forth our results of operations data for each of the periods indicated as a percentage of total revenue.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2015	2015	2015	2015	2016	2016	2016	2016

Revenue
Subscriptions	81%	83%	83%	84%	85%	84%	84%	83%
Professional services	19%	17%	17%	16%	15%	16%	16%	17%
Total revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue
Subscriptions	12%	11%	11%	10%	11%	12%	11%	12%
Professional services	16%	14%	13%	12%	12%	13%	13%	12%
Total cost of revenue	28%	25%	24%	22%	23%	25%	24%	24%
Gross profit	72%	75%	76%	78%	77%	75%	76%	76%
Operating expenses
Sales and marketing	67%	59%	61%	71%	65%	67%	63%	61%
Research and development	21%	21%	19%	19%	19%	19%	18%	17%
General and administrative	20%	17%	19%	21%	19%	18%	18%	19%
Total operating expenses	108%	97%	99%	110%	103%	104%	99%	97%
Loss from operations	-36%	-22%	-23%	-33%	-26%	-30%	-22%	-21%
Finance income (expense)	1%	-2%	0%	-2%	4%	-2%	-1%	6%
Income tax	0%	0%	0%	0%	0%	0%	0%	0%
Net loss for the period	-35%	-23%	-23%	-35%	-22%	-32%	-23%	-15%

Quarterly Revenue Trends

Our quarterly subscription revenue increased in each period presented due to increased sales to new and existing customers. Our professional services revenue fluctuates from quarter to quarter based on a number of factors, including complexity and length of new customer engagements and the decision of our customers to work with independent third-party systems integrators. Our overall strategy is to focus on growing our subscription revenue while working more closely with systems integrators. Subscription revenues from Talend Big Data Integration and Talend Integration Cloud have grown more than 100% for eight consecutive calendar quarters through December 31, 2016.

Our total gross margin has remained relatively consistent over all periods presented, with the fluctuations primarily due to the mix of subscription and professional services revenues in our total revenue. Our subscription gross margin has slightly decreased in 2015 due to third-party licensing fees and hosting costs associated with our launch of Talend Integration Cloud.

Research and development, sales and marketing, and general and administrative expenses generally increased sequentially over the periods as we increased our headcount to support continued investment in our products. The increase in personnel costs was related to increases in headcount, along with higher share-based payment expense. Sales and marketing expenses generally are higher in the quarters ending December 31 as it is the quarter where we seasonally sell the most and thereby have higher commission expenses. Our general and administrative expenses increased for the quarter ended December 31, 2016 due to increased headcount as a result of becoming a public company. We believe that we will continue to experience seasonality in our business in the future.

B.	Liquidity and Capital Resources

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Cash (used in) from operating activities	$(14,291)	$(9,979)	$3,373
Cash used in investing activities	(2,593)	(788)	(1,417)
Cash from financing activities	2,183	8,929	82,335
Net increase (decrease) in cash and cash equivalents	$(14,701)	$(1,838)	$84,291

Through December 31, 2016, we have financed our operations primarily through cash received from customers for subscriptions of our software and professional services, sales of equity securities and financial debt. As of December 31, 2016, we had $91.0 million of cash and cash equivalents. We believe that our cash and cash equivalents balance, including the proceeds received in the third quarter of 2016 from our initial public offering (“IPO”), will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our spending to support our operating expenses. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be adversely affected.

Operating Activities

During the year ended December 31, 2016, operating activities provided $3.4 million in cash as a result of a net loss of $24.2 million, adjusted by non-cash charges of $2.1 million and a $25.6 million favorable impact from changes in working capital. The net increase in our working capital was primarily the result of $32.8 million increase in deferred revenue as a result of increased sales of subscriptions, a $6.6 million increase in trade and other payables mainly due to increased accruals for commissions and bonuses during the year. In addition to the net increase in our operating liabilities, there was a $14.1 million increase in trade and other receivables in the year ended December 31, 2016 due to increased sales of our product offerings.

During the year ended December 31, 2015, operating activities used $10.0 million in cash as a result of a net loss of $22.0 million, adjusted by non-cash charges of $4.1 million and a net increase of $7.9 million in our operating assets and liabilities. The net increase in our operating liabilities was primarily the result of a $13.3 million increase in deferred revenue as a result of increased sales of subscriptions, and a $4.7 million increase in trade and other payables mainly due to increased headcount. This net increase in our operating liabilities was partially offset by a $11.9 million increase in trade and other receivables due to increased sales of our product offerings.

During the year ended December 31, 2014, operating activities used $14.3 million in cash as a result of a net loss of $22.5 million, adjusted by non-cash charges of $2.6 million and a net increase of $5.6 million in our operating assets and liabilities. The net increase in our operating liabilities was primarily the result of a $2.9 million increase in deferred revenue as a result of increased sales of subscriptions. This net increase in our operating liabilities was also increased primarily by a $7.0 million decrease in trade receivables. These changes in trade receivables and deferred revenue were impacted by the decrease in the duration of our pre-paid subscription agreements observed during the period and the associated decrease in subscription billings.

Investing Activities

Cash used in investing activities during the years ended December 31, 2014, 2015 and 2016 was $2.6 million, $0.8 million and $1.4 million, respectively. Investing activities consist primarily of capital expenditures to purchase furniture and equipment to support additional office space as well as miscellaneous IT equipment for our employees.

Financing Activities

Cash from financing activities for the years ended December 31, 2014, 2015 and 2016 was $2.2 million, $8.9 million and $82.3 million, respectively. Financing proceeds for the year ended December 31, 2014 consisted primarily of a $5.0 million debt facility secured on our U.S. accounts receivable which was terminated in May 2015, of which $2.6 million was drawn down as of December 31, 2014. Financing proceeds for the year ended December 31, 2015 consisted primarily of a $9.9 million drawn on a new $15.0 million debt facility secured by the assets of our U.S., French and UK entities. Financing proceeds for the year ended December 31, 2016 consisted primarily from the cash received in the third quarter of 2016 from our IPO.

Square 1 Bank Loan and Security Agreement

On March 7, 2016, we executed an amendment to the Loan and Security Agreement with Square 1 that, among other things, increased the revolving line of credit from a maximum of $15.0 million to a maximum of $20.0 million. Early in the third quarter of 2016, using a portion of the proceeds from our IPO, we repaid the entire outstanding balance of $12.0 million together with a $0.3 million prepayment fee.

Initial Public Offering

In August 2016, we completed our IPO in which we issued and sold 5.7 million ordinary shares, including 456,852 additional ordinary shares purchased by the underwriters, at a public offering price of $18.00 per share. We received net proceeds of $91.3 million after deducting underwriting discounts and commissions of $7.2 million and other offering expenses paid to date of $4.2 million. We are using the net proceeds we received from the IPO primarily for general corporate purposes, including working capital, research and development activities, sales and marketing activities, general and administrative matters and capital expenditures, as well as to pay the outstanding balance, accrued interest and prepayment fees under our credit facility. We also may use a portion of the net proceeds from the IPO to make complementary acquisitions or investments.

C.	Research and Development, Patents and Licenses, etc.

We invest substantial resources in research and development to enhance our data integration, data processing and data governance solutions. Our research and development team is globally distributed in France, Germany and China. We expect to continue to expand the capabilities of our Talend Data Fabric platform in the future and to invest significantly in continued research and development efforts. In the years ended December 31, 2014, 2015 and 2016, our research and development expenses were $13.2 million, $15.1 million and $19.3 million, respectively.

As of December 31, 2016, we have two pending patent applications and no issued patents.

D.	Trend Information

Revenue

We expect the growth in total revenue to continue to be driven by sales of subscriptions in the foreseeable future.

E.	Off-balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off balance sheet arrangements or other contractually narrow or limited purposes.

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations consist of leases for office space. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. As of December 31, 2016, the future undiscounted non-cancelable minimum lease payments under these obligations were as follows:

Payments Due By Period
		Less than	1 - 3	3 - 5	More than
	Total	1 year	Years	Years	5 Years
Operating lease obligations	$ 9,596	$ 2,563	$ 3,502	$ 2,800	$ 730
Total	$ 9,596	$ 2,563	$ 3,502	$ 2,800	$ 730

G.	Safe Harbor

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item 6.         Directors, Senior Management and Employees

A.	Directors and Senior Management

The table below sets forth the certain information relating to our directors and executive officers as of March 1, 2017.

Name	Age	Position(s)
Executive Officers
Michael Tuchen	51	Chief Executive Officer and Director
Thomas Tuchscherer	43	Chief Financial Officer and Vice President of Corporate Development
Ashley Stirrup	48	Chief Marketing Officer
Brad Stratton	48	Senior Vice President of Worldwide Sales
Barbara Cadigan	46	Senior Vice President of People
Nello Franco	50	Senior Vice President of Customer Success
Laurent Bride	42	Chief Technology Officer
Non-Employee Directors
Bernard Liautaud(2)	54	Chairman
Matthieu Baret(3)	47	Director
John D. Brennan(1)	52	Director
Nanci Caldwell(1)(2)	58	Director
Patrick S. Jones(5)(6)	72	Director
S. Steven Singh(4)	55	Director
Thierry Sommelet(1)(3)	47	Director

(1)	Member of our compensation committee.
(2)	Member of our nominating and corporate governance committee.
(3)	Member of our audit committee.
(4)	Chairman of our compensation committee.
(5)	Chairman of our nominating and corporate governance committee.

(6)	Chairman of our audit committee.

Executive Officers

Michael Tuchen has served as a member of our board of directors since December 2013 and as our Chief Executive Officer since January 2014. Mr. Tuchen further served as Chairman of our board of directors from January 2014 to October 2015. Prior to joining us, Mr. Tuchen served as Chief Executive Officer at Rapid7 LLC, a security data and analytics provider, from May 2008 to October 2012. From September 2003 to October 2006, Mr. Tuchen served as General Manager of SQL Server Marketing at Microsoft Corporation, a software company. Mr. Tuchen holds a B.S. in Electrical Engineering from Brown University, an M.S. in Electrical Engineering from Stanford University and an M.B.A. from Harvard Business School. We believe that the perspective and experience that Mr. Tuchen brings as our Chief Executive Officer and his industry experience uniquely qualify him to serve on our board of directors.

Thomas Tuchscherer has served as our Chief Financial Officer since June 2012 and as our Vice President of Corporate Development since January 2010. Prior to joining us, Mr. Tuchscherer served as Vice President, Product and Business Strategy and Vice President, Operations & Strategy, Intelligence Platform Group, at SAP AG, an enterprise software company, from March 2008 to January 2010. From January 2005 to February 2008, Mr. Tuchscherer also held executive positions at Business Objects and Cartesis, both enterprise software vendors. Mr. Tuchscherer holds a DEC in Commerce from John Abbott College (Canada), a B.A. in Economics from McGill University (Canada) and an M.B.A. from ESSEC Business School (France).

Ashley Stirrup has served as our Chief Marketing Officer since May 2014. Prior to joining us, Mr. Stirrup served as Senior Vice President, Product and Solutions Marketing at ServiceSource International, Inc., a revenue management company, from December 2011 to April 2014. Mr. Stirrup served as Vice President of Product Marketing at Taleo Corporation, a software company acquired by Oracle Corporation, from August 2009 to January 2012. Mr. Stirrup holds a B.A. in Economics from the University of California, Berkeley and an M.B.A. from Stanford University Graduate School of Business.

Brad Stratton has served as our Senior Vice President of Worldwide Sales since November 2014. Prior to joining us, Mr. Stratton served as Vice President of Enterprise Strategic Accounts, Back Office and Global Accounts Solutions at Witness Systems, Inc., a workforce optimization company, which was acquired by Verint Systems Inc., an intelligence solutions provider from February 2007 to June 2014. Mr. Stratton holds a B.A. in Economics from Colorado College and an M.B.A. from the University of Minnesota, Carlson School of Management.

Barbara Cadigan has served as our Senior Vice President of People since January 2016. Prior to joining us, Ms. Cadigan served as Vice President, Human Resources—EA Studios, from October 2013 to June 2015, Vice President, Human Resources—EA Sports from April 2011 to October 2013, and Senior Director, Human Resources—EA Games from December 2009 to April 2011 at Electronic Arts Inc., a digital interactive entertainment company. From June 1997 to February 2003, Ms. Cadigan served as a Human Resources Manager for Advanced Micro Devices Inc., a semiconductor company. Ms. Cadigan holds a B.A. in Psychology and Economics from the University of California, Santa Cruz.

Nello Franco has served as our Senior Vice President of Customer Success since June 2014, and previously served as our Vice President of Client Success Management since December 2013. Prior to joining us, he consulted to a number of companies in the area of Customer Success from April 2013, to December 2013, including an engagement with us from September 2013 to December 2013. Previously, he served as Senior Vice President, Customer Success at Lyris Technologies Inc., a digital marketing solution provider, from February 2011 to March 2013. Previously, he served as Acting Vice President, Customer Operations at SCOPIX Solutions, Inc., a video analytics provider, from October 2009 to January 2011. Mr. Franco holds a Bachelor of Arts in Political Science from the University of California, Los Angeles.

Laurent Bride  has served as our Chief Technology Officer since September 2014. Prior to joining us, Mr. Bride served as Chief Technology Officer at Axway, a software solutions and services company, from February 2014 to August 2014 and Executive Vice President, Engineering from January 2013 to February 2014. Previously, Mr. Bride served as Senior Vice President Advanced Development at SAP from August 2011 to January 2013 and Senior Vice President, TG Architecture and Prototyping from April 2010 to August 2011. From April 2001 to April 2010, Mr. Bride also held vice president positions at Business Objects, an enterprise software vendor. Mr. Bride holds a Master in Computer Science and Mathematics from EISTI (France).

Non-Employee Directors

Bernard Liautaud has served as a member of our board of directors since December 2008 and as the Chairman of our board of directors since October 2015. Since July 2008, Mr. Liautaud has served as a General Partner of Balderton Capital, a venture capital firm. Mr. Liautaud co-founded BusinessObjects in 1990 and served as Chief Executive Officer until September 2005, when he became Chairman and Chief Strategy Officer until January 2008 when Business Objects was acquired by SAP AG. Mr. Liautaud serves as a member of SAP AG’s Supervisory Board. Mr. Liautaud holds a M.Sc. in Engineering from École Centrale Paris and an M.S. in Engineering Management from Stanford University. We believe that Mr. Liautaud is qualified to serve as a member of our board of directors because of his operational expertise gained as a senior executive at leading technology companies as well as his knowledge of the technology industry generally.

Matthieu Baret has served on our board of directors since September 2008. Mr. Baret has served as a Partner at Idinvest Partners, a venture capital firm, since December 2005. Mr. Baret holds an M.S. in Electrical Engineering degree from Centrale Supélec (France), an M.S. in Electrical Engineering from the Georgia Institute of Technology and an M.B.A. from INSEAD (France). We believe that Mr. Baret is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

John D. Brennan has served as a member of our board of directors since November 2010. Since May 2015, Mr. Brennan has served as a Managing Director of Sumeru Equity Partners and, since February 2008, as a Managing Director of SilverLake Sumeru. Mr. Brennan holds a B.A. in History from Yale University and an M.B.A. from the University of California, Berkeley, Haas School of Business. We believe that Mr. Brennan is qualified to serve as a member of our board of directors because of his extensive experience in the private equity industry and his knowledge of technology companies.

Nanci Caldwell has served as a member of our board of directors since February 2017. Ms. Caldwell was appointed to fill a vacancy created by the resignation of a former director, provided that such appointment must be ratified at our next shareholders' general meeting. Ms. Caldwell worked at PeopleSoft, Inc., a provider of human resource management systems acquired by Oracle Corporation, where she served as Senior Vice President and Chief Marketing Officer from April 2001 to January 2002 and as Executive Vice President and Chief Marketing Officer from January 2002 to December 2004. Ms. Caldwell currently serves on the board of directors of Citrix Systems, Inc., an enterprise software company, CIBC, a retail banking company, Donnelley Financial Solutions, Inc., a provider for regulatory compliance, capital markets transactions and shareholder communications and Equinix, Inc., an IT data center company. She has previously served on several public and private boards including Deltek, Inc., an enterprise software and information solutions company, and Tibco Software, Inc., a data analytics and processing company. Ms. Caldwell holds a B.A. in Psychology from Queen’s University, Kingston, Canada. We believe that Ms. Caldwell is qualified to serve as a member of our board of directors because of her operational expertise gained as a senior executive at leading technology companies as well as her knowledge of the technology industry generally.

Patrick S. Jones has served as a member of our board of directors since November 2015. Mr. Jones has been a private investor since March 2001. Mr. Jones has served on the board of directors of Inside Secure S.A., from 2003 to present, and is currently the Chairman of the board or directors, a company that makes digital security solutions. Mr. Jones is also on the board of directors of Fluidigm Corporation, which makes devices for genomics research and Itesoft

S.A., a software company that provides solutions for business process automation. From June 2005 to May 2015, Mr. Jones served as Chairman of the board of directors of Lattice Semiconductor Corporation, a fabless semiconductor company. From June 2008 to December 2012, Mr. Jones served as Chairman of Dialogic Inc., a communications technology company. From 2008 to 2012, Mr. Jones served as Chairman of Epocrates, Inc., a provider of clinical solutions to healthcare professionals and interactive services to the healthcare industry, which was acquired by athenahealth, Inc. in March 2013. From 2007 to 2012, Mr. Jones also served on the board of directors of Openwave Systems Inc., a telecom infrastructure software provider that changed its name to Unwired Planet in 2012. From July 2007 to October 2011, Mr. Jones served on the board of directors of Novell, Inc., an enterprise infrastructure software provider that was sold to Attachmate Corporation in 2011. From June 1998 to March 2001, Mr. Jones served as the Senior Vice President and Chief Financial Officer of Gemplus International S.A. (now Gemalto), a provider of solutions empowered by smart cards. Prior to Gemalto, from March 1992 to June 1998, he served as Vice President, Finance, and Corporate Controller at Intel Corporation, a producer of microchips, computing and communications products. Prior to that, Mr. Jones served as Chief Financial Officer of LSI Corporation, a semiconductor company. Mr. Jones holds a B.A. in Latin American Studies from the University of Illinois and an M.B.A. from St. Louis University. We believe that Mr. Jones is qualified to serve as a member of our board of directors because of his significant financial and accounting expertise and international business experience.

S. Steven Singh has served as a member of our board of directors since October 2016. Mr. Singh was appointed to fill a vacancy created by the resignation of a former director, provided that such appointment must be ratified at our next shareholders' general meeting.  Mr. Singh has served as Chief Executive Officer of Concur Technologies, Inc., a travel and expense management software company, since 1996 and as a director since 1993, including service as Chairman of the Board of Directors from 1999 to 2014. Following the acquisition of Concur by SAP SE, he was also named to the SAP Global Managing Board in January 2015 and currently serves as Global Managing Board Member, Business Networks Group of SAP and CEO of Concur. Mr. Singh also currently serves as chairman of the board of Center ID, which offers small business spend management solutions and is on the board of Docker Inc., a provider of an open source software container platform, and Modumetal, Inc., a materials manufacturer. We believe that Mr. Singh is qualified to serve as a member of our board of directors because of his operational expertise gained as a senior executive at leading technology companies as well as his knowledge of the technology industry generally.

Thierry Sommelet has served on our board of directors since April 2015. Since May 2015, Mr. Sommelet has served as a Managing Director of the Mid and Large Cap division of Bpifrance Investissement, the private equity arm of the French public investment bank (formerly known as Fonds Stratégique d’Investissement, or FSI), and as Senior Investment Director of Bpifrance Participations SA from July 2013 to April 2015. Mr. Sommelet previously served as Senior Investment Director of FSI from February 2009 to June 2013. Mr. Sommelet holds a degree in engineering from École Nationale des Ponts et Chaussées (France) and an M.B.A. from INSEAD (France). We believe that Mr. Sommelet is qualified to serve as a member of our board of directors because of his extensive experience in the private equity industry and his knowledge of technology companies.

There are no family relationships among any of our directors and executive officers. The business address of each of our directors and executive officers is 800 Bridge Parkway, Suite 200, Redwood City, CA 94065.

B.	Compensation

Compensation of Executive Officers and Directors

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2016, was $4.9 million. Our directors (other than Patrick Jones and S. Steven Singh) did not receive any compensation for their service as directors for the year ended December 31, 2016. For the year ended December 31, 2016, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our current executive officers and directors.

Executive Compensation Arrangements

Michael Tuchen

Pursuant to a resolution of our board of directors held on December 2, 2013, Michael Tuchen is entitled to receive compensation for his service as Chief Executive Officer of Talend S.A. and he is eligible to earn an annual performance bonus, based on achievement of goals and objectives established by our board of directors.

Talend, Inc. has entered into an executive employment agreement with Michael Tuchen, our Chief Executive Officer, dated October 1, 2013. Mr. Tuchen’s employment agreement has no specific term and provides for at-will employment. Mr. Tuchen receives a base salary and is eligible to earn an annual discretionary performance bonus based on the achievement of goals and objectives established by our board of directors, including those relating to annual contract value bookings, EBITDA and other management business objectives.

Thomas Tuchscherer

Talend, Inc. has entered into an employment offer letter with Thomas Tuchscherer, our Chief Financial Officer and Vice President of Corporate Development, dated December 13, 2009. Mr. Tuchscherer’s employment offer letter has no specific term and provides for at-will employment. Mr. Tuchscherer receives a base salary and he is eligible to earn an annual performance bonus, based on the achievement of goals and objectives established by us and Mr. Tuchscherer.

In addition, Mr. Tuchscherer receives round trip fares in economy class to Paris, France for him and his family once per year.

Ashley Stirrup

Talend, Inc. has entered into an employment offer letter with Ashley Stirrup, our Chief Marketing Officer, dated April 10, 2014. Mr. Stirrup’s employment offer letter has no specific term and provides for at-will employment. Mr. Stirrup receives a base salary and is eligible to earn quarterly bonuses based on the attainment of quarterly objectives established for our leadership team.

Brad Stratton

Talend, Inc. has entered into an employment offer letter with Brad Stratton, our Senior Vice President of Worldwide Sales, dated October 27, 2014. Mr. Stratton’s offer letter has no specific term and provides for at-will employment. Mr. Stratton receives a base salary and is eligible to earn quarterly bonuses, based on the attainment of quarterly objectives we establish.

Barbara Cadigan

Talend, Inc. has entered into an employment offer letter with Barbara Cadigan, our Senior Vice President of People, dated December 18, 2015. Ms. Cadigan’s offer letter has no specific term and provides for at-will employment. Ms. Cadigan receives a base salary and is eligible to earn an annual bonus, paid quarterly, based on the attainment of quarterly objectives we establish.

Nello Franco

Talend, Inc. has entered into an employment offer letter with Nello Franco, our Senior Vice President of Customer Success, dated December 10, 2013. Mr. Franco’s offer letter has no specific term and provides for at-will employment. Mr. Franco receives a base salary and is eligible to earn an annual bonus, based on the attainment of quarterly objectives we establish.

Laurent Bride

We have entered into an expatriation agreement with Mr. Laurent Bride, our Chief Technology Officer, dated June 22, 2015. The expatriation agreement provides for Mr. Bride’s expatriation from Talend S.A. to Talend Inc. as from June 1, 2015 for a duration of three years and may be renewed by mutual agreement.

During his expatriation, Mr. Bride receives a base salary and is eligible to earn an annual performance bonus, payable on a quarterly basis, based on achievement of goals and objectives we establish each year.

Pursuant to this expatriation agreement, Talend S.A. will repatriate Mr. Bride and his family in case of (i) repatriation of his duties within Talend S.A. on the group’s request, (ii) his death or permanent invalidity, or (iii) his dismissal by Talend Inc. In this latter case, Talend S.A. must provide Mr. Bride with a new position of comparable skills and level of responsibilities.

Mr. Bride’s employment agreement with Talend S.A. is suspended during the terms of the expatriation agreement. Mr. Bride’s employment agreement has no specific term. Under the employment agreement, Mr. Bride is eligible to receive a base salary, and he is eligible to earn bonuses based on the achievement of annual goals that we define.

Executive Change of Control and Severance Benefits

In July 2016, we entered into change of control and severance agreements with each of Messrs. Tuchen, Tuchscherer, Stirrup, Stratton, Franco and Bride and Ms. Cadigan. Each executive officer’s change of control and severance agreement supersedes any change of control or severance arrangements previously provided for in the applicable executive officer’s employment agreement or otherwise. These change of control and severance agreements have an initial three-year term from the agreement date and will renew automatically for additional, one year terms unless either party provides the other party with written notice of nonrenewal at least six months prior to the date of automatic renewal.

Under these change of control and severance agreements, if an executive officer’s employment is terminated without “cause” (and other than for death or “disability”) or he or she terminates his or her employment for “good reason” in each case within the period beginning on three months prior to and ending 12 months following a “change of control” (as such terms are defined in the change of control and severance agreement) (such period, the “change of control period”), then such executive officer will be eligible to receive the following benefits, subject to his or her timely execution and non-revocation of a release of claims:

•	A lump sum payment in an amount equal to 50% (100% for Mr. Tuchen and Mr. Bride) of his or her annual base salary;
•

Reimbursement of COBRA premiums through the earliest of (i) the 12-month anniversary of the date of the termination of employment, (ii) the date on which the executive officer or his or her eligible dependents become covered under similar plans, or (iii) the date on which the executive officer or his or her eligible dependents, as applicable, cease to be eligible under COBRA; provided, however, that if we determine that we cannot make these COBRA reimbursements without potentially violating applicable law, such executive officer will receive a lump sum payment equal to the cost of his or her group health coverage in effect on the date of his or her termination of employment, multiplied by 12; and

•

100% acceleration of vesting of any then-unvested shares subject to then-outstanding equity awards and, for any outstanding equity awards with performance-based vesting, the performance metrics will be deemed achieved at the greater of actual performance or 100% of target levels.

If an executive officer’s employment is terminated without cause (and other than for death or disability) (or, in the case of Mr. Tuchen, he terminates his employment for good reason) and such termination occurs outside of the change of control period, then such executive officer will be eligible to receive the following benefits, subject to his or her execution and non-revocation of a release of claims:

•	A lump sum payment in an amount equal to 50% (100% for Mr. Tuchen and Mr. Bride) of his or her annual base salary; and
•

Reimbursement of COBRA premiums through the earliest of (i) the six-month anniversary (12-month anniversary for Mr. Tuchen) of the date of the termination of employment, (ii) the date on which the executive officer or his or her eligible dependents become covered under similar plans, or (iii) the date on which the executive officer or his or her eligible dependents, as applicable, cease to be eligible under COBRA; provided, however, that if we determine that we cannot make these COBRA reimbursements without potentially violating applicable law, such executive officer will receive a lump sum payment equal to the cost of his or her group health coverage in effect on the date of his or her termination of employment, multiplied by six (or 12 for Mr. Tuchen).

In the event any of the payments and/or benefits provided for under this agreement or otherwise payable to an executive officer would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax under Section 4999 of the Internal Revenue Code, such executive officer would be entitled to receive either full payment of such benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the executive officer.

Director Compensation

The aggregate amount of attendance fees ( jetons de présence ) of the board of directors is determined at the shareholders' annual ordinary general meeting. The board then divides all or part (at the board’s discretion) of this aggregate amount among some or all of its members by a simple majority vote. In addition, the board may grant exceptional compensation ( rémunérations exceptionnelles ) to individual directors on a case-by-case basis for special and temporary assignments. The board may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest. Directors who are employees receive separate compensation for their services as officers or employees.

Our independent directors who are not affiliated with one of our significant shareholders (i.e., Patrick Jones, S. Steven Singh and Nanci Caldwell) are currently entitled to the following annual compensation for serving on the board of directors and each committee of the board of directors:

•	Attendance fees: $30,000 per year;
•	Attendance fees for board committees:

-     Audit Committee: chairperson to be paid $15,000 per year and members to be paid $7,500 per year;

-     Compensation Committee: chairperson to be paid $10,000 per year and members to be paid $5,000 per year; and

-     Nominating and Corporate Governance Committee: chairperson to be paid $6,000 per year and members to be paid $3,000 per year.

Additionally, our independent directors (i.e., Patrick Jones, S. Steven Singh and Nanci Caldwell) have been offered the opportunity to purchase warrants (BSA) entitling them to subscribe for ordinary shares at their fair value as of the date of grant as follows:

•

Mr. Jones: 100,000 warrants (BSA) vested on July 1, 2016 with a 1-for-8 conversion rate representing 12,500 potential ordinary shares, 100,000 warrants (BSA) will vest on July 1, 2017 with a 1-for-8 conversion rate representing 12,500 potential ordinary shares and 100,000 warrants (BSA) will vest on the earlier of July 1, 2018 or the date of 2018 annual shareholders’ meeting with a 1-for-8 conversion rate representing 12,500 potential ordinary shares, subject to his continued service through the vesting date and having attended at least 75% of the board’s meetings held annually. Unless otherwise specified by the board of directors, the above vesting would accelerate in case of a change of control.

•

Mr. Singh : 17,632 warrants (BSA), of which 4,408 warrants (BSA) vested on January 5, 2017, 4,408 warrants (BSA) will vest on April 5, 2017, 4,408 warrants (BSA) will vest on July 5, 2017 and 4,408 warrants (BSA) will vest on October 5, 2017, subject to his continued service through the vesting date and having attended at least 75% of the board’s meetings held annually. Unless otherwise specified by the board of directors, the above vesting would accelerate in case of a change of control.

•

Ms. Caldwell: 5,058 warrants (BSA) will vest on June 6, 2017, subject to continued service through the vesting date and having attended at least 75% of the board’s meetings held annually. Unless otherwise specified by the board of directors, the above vesting would accelerate in case of a change of control.

Our other directors receive no compensation for their service as directors but are reimbursed for reasonable expenses incurred in connection with attending board and committee meetings.

There are no arrangements or understandings between us and any of our directors providing for benefits upon termination of their service as our directors.

Equity Incentives

We believe that our ability to grant equity incentive awards is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. In accordance with French corporate law and tax considerations, historically, we have granted several different equity incentive instruments to our directors, executive officers, employees and other service providers. These are:

•	Employee share options (otherwise known as options de souscription d’actions, or OSA), generally granted to employees of subsidiaries of Talend S.A.;
•	Employee warrants (otherwise known as bons de souscription de parts de créateur d’entreprise, or BSPCE), granted only to employees of Talend S.A.; and
•

Warrants (otherwise known as bons de souscription d’actions, or BSA), historically typically granted only to non-employee directors and other service providers not eligible for either employee warrants (BSPCE) or employee share options.

Our board of directors’ authority to grant these equity incentive instruments and the aggregate number of shares authorized to be granted must be approved by a two-thirds majority of the votes held by our shareholders present, represented or voting by mail at the relevant extraordinary shareholders’ meeting. Once approved by our shareholders, our board of directors can continue to grant such awards for a maximum of 18 months for employee warrants (BSPCE) and warrants (BSA) and a maximum of 38 months for employees share options and free shares (the French equivalent of restricted stock units), in each case from the date of the applicable shareholders’ approval, but the authority of our board of directors to grant equity incentives may not be extended or increased until the next shareholders’ meeting. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders’ meeting. In addition, notwithstanding any shareholder authorization, under applicable law we may no longer be eligible to issue employee warrants (BSPCE) in the future.

Employee warrants and employee share options are usually granted under similar terms. They expire ten years after the date of grant if not exercised earlier according to their vesting schedule (see below). In general, employee warrants

(BSPCE), employee share options and warrants (BSA) cannot continue to vest following a termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the applicable equity award grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable equity award grant documentation provide for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants or share options.

Share Options (OSA)

We grant employee share options to employees of Talend S.A. and its subsidiaries pursuant to our Stock Option Plans. Our current plan, the 2016 Stock Option Plan, or 2016 Plan, was adopted by our board of directors on May 13, 2016 and approved by our shareholders at a meeting held on June 1, 2016. The 2016 Plan was amended by our board of directors on June 27, 2016. Our board of directors has also previously adopted the 2015, 2014, 2013, 2012, 2011 and 2010 Plans, or the Former Plans and together with the 2016 Plan, the Stock Option Plans. Except for the change in control provision which is not included in the 2016 Plan (see “Change in Control” below), the terms of the Stock Option Plans are substantially the same.

Employee share options may be granted to any individual employed by us or by any affiliated company under the terms and conditions of an employment contract. Employee share options may also be granted to the chairman of our board of directors and general manager and to our deputy general managers.

The maximum number of our ordinary shares that may be issued pursuant to employee share options granted under the 2016 Plan is 2,300,000. In addition, under French law, the maximum number of shares issuable upon the exercise of outstanding employee share options may not exceed one-third of the outstanding share capital on a non-diluted basis as of the date of grant. Employee share options may be granted under the 2016 Plan until 2019.

As of December 31, 2016, pursuant to authorizations granted at our shareholders’ meetings, our board of directors had granted employee share options exercisable for an aggregate of 1,234,450 ordinary shares of the company to our employees pursuant to our Stock Option Plans since 2010. As of December 31, 2016, 420,062 ordinary shares of the company were purchased pursuant to the exercise of employee share options issued under our Stock Option Plans and employee share options for an aggregate of 2,828,454 ordinary shares of the company, at a weighted average exercise price of €9.08 per share, were outstanding, of which employee share options for 1,649,794 ordinary shares of the company are held by our executive officers.

Administration.    Our board of directors has the authority to administer the Stock Option Plans. Subject to the terms and conditions of the Stock Option Plans, our board of directors determines the recipients, dates of grant, exercise prices, number of ordinary shares underlying and the terms and conditions of the employee share options, including their periods of exercisability and their vesting schedules.

The board of directors has the authority to amend or modify employee share options outstanding under our Stock Option Plans, including in particular the authority to extend the post-termination exercise period of the options, subject to the written consent of the optionees holding such options, if such amendments or modifications impair the rights of the optionees.

Employee Share Options.    The 2016 Plan provides for the grant of incentive share options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and non-statutory share options. These employee share options are granted pursuant to employee share option agreements adopted by the board of directors. The board of directors determines the exercise price for an employee share option, within the terms and conditions of the 2016 Plan, provided that the exercise price of an employee share option generally cannot be less than the per share fair market value of our ordinary shares on the date of grant. Employee share options granted under the 2016 Plan vest at the rate specified by the board of directors.

Employee share options granted since June 2010 are generally granted subject to a four-year vesting schedule under which 25% of the employee share options vest upon the first anniversary of the grant date and then an additional 6.25% of the employee share options vest at the end of each quarter thereafter, subject to the optionees’ continued service with the company through each applicable vesting date.

The term of each employee share option is generally ten years (five years for "10% owners" (as defined in the Stock Option Plans)) from the date of grant or, in the case of death or disability of the optionee during such ten-year period, six months from the date of death or nine months from the date of disability of the optionee. Unless a longer period is specified in the notice of grant or otherwise resolved by the board of directors, an employee share option shall remain exercisable, to the extent vested, for one month following an optionee’s termination of continuous status with the company if the termination is due to the optionee. If such termination is due to the company, the employee share option shall expire on the date of such termination, unless otherwise decided by the board of directors on or prior to such termination. In the event that an optionee’s continuous status terminates as a result of the optionee’s disability, unless otherwise resolved by the board of directors, the optionee may exercise vested employee share options at any time within nine months following the date of such termination. In the event of the death of an optionee, unless otherwise resolved by the board of directors, the vested employee share options may be exercised at any time within six months following the date of death, by the optionee’s estate or by a person who acquired the right to exercise the option by bequest or inheritance. Notwithstanding the foregoing, in no event shall an employee share options be exercisable later than the expiration of their term (and in the case of an incentive share option, three months following the optionee’s termination).

Employee share options are not transferable and may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner, other than by will or by laws of descent or distribution and may be exercised, during the lifetime of the optionee, only by the optionee.

U.S. Tax Limitations on Incentive Share Options.    The aggregate fair market value, determined at the time of grant, of our ordinary shares issuable under incentive share options that are exercisable for the first time by an optionee during any calendar year under all of our Stock Option Plans may not exceed $100,000. Employee share options, or portions thereof, that exceed such limit will generally be treated as non-statutory share options. No incentive share option may be granted to any person who, at the time of the grant, owns or is deemed to own shares possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the exercise price is at least 110% of the fair market value of the shares subject to the employee share option on the date of grant and (2) the term of the incentive share option does not exceed five years from the date of grant.

Change in Control.    Pursuant to the Former Plans, unless otherwise resolved by the board of directors, in the event of a merger of our company into another corporation or of the sale by one or several shareholders, acting alone or in concert, of the company to one or several third parties of a number of our ordinary shares resulting in a transfer of more than fifty percent (50%) of the ordinary shares of the company to said third parties, or in each case, a Liquidity Event, an optionee’s right to exercise his or her employee share options governed by any such plans will be accelerated so that he or she may exercise all vested and unvested employee share options immediately prior to the completion of the relevant Liquidity Event. Accordingly, any employee share option which is subject to a Former Plan and is not exercised for any reason on or prior to the completion of the Liquidity Event will automatically lapse unless otherwise resolved by the board of directors. The 2016 Plan does not include any right of acceleration of the employee share options in case of change in control of the company and, thus, any new option that will be subject to such plan will not be accelerated in case of occurrence of a Liquidity Event.

Amendment and Termination.    Our board of directors has the authority to amend, alter, suspend, or terminate our Stock Option Plans, provided that such action does not impair the rights of any optionee without such optionee’s written consent. The company shall obtain shareholder approval of any amendment to the Stock Option Plans to the extent necessary and desirable to comply with applicable laws.

Employee Warrants (BSPCE)

Employee warrants (BSPCE) are granted only to employees of Talend S.A. who are French tax residents, as they provide favorable tax and social security treatment for French tax residents. Employee warrants (BSPCE) may also be granted to corporate officers of the company having an employee tax status (chairman, general manager or deputy general manager) in office at the time the employee warrants (BSPCE) are granted. Similar to share options, they entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant. Employee warrants (BSPCE) may only be issued by growth companies meeting certain criteria, which we will no longer meet following the completion of the offering. There is no legal limitation to the size of the employee warrant (BSPCE) pool under French law.

Pursuant to delegations granted at our annual shareholders’ meeting, as of December 31, 2016, our board of directors had granted employee warrants (BSPCE) exercisable for an aggregate of 328,555 ordinary shares. As of December 31, 2016, 108,857 ordinary shares were purchased upon exercise of employee warrants (BSPCE). As of December 31, 2016, employee warrants (BSPCE) for an aggregate of 546,786 ordinary shares at a weighted average exercise price of €7.59 per share, were outstanding, of which employee warrants (BSPCE) for 45,048 ordinary shares were held by an executive officer.

Administration.    Pursuant to delegations granted at our annual shareholders’ meeting our board of directors determines the recipients, dates of grant and exercise price of employee warrants (BSPCE), the number of employee warrants (BSPCE) to be granted and the terms and conditions of the employee warrants (BSPCE), including the period of their exercisability and their vesting schedule. The board of directors has the authority to extend the post-termination exercise period of employee warrants (BSPCE) after the termination of the warrant holder’s employment agreement.

Employee warrants (BSPCE).    Our employee warrants (BSPCE) granted since September 2006 were generally granted subject to a four-year vesting schedule under which one-fourth of the employee warrants (BSPCE) vest upon the first anniversary of the date of grant and one-sixteenth at the expiration of each quarter thereafter, subject to continued service of the warrant holder on each applicable vesting date. In each case, any warrant which is not exercised before the tenth anniversary of the date of grant will automatically lapse.

The term of each employee warrant (BSPCE) is ten years from the date of grant or, in the case of death or disability of the warrant holder during such ten-year period, six months from his or her death or nine months from a termination due to the disability of the warrant holder. Unless a longer period is specified in the notice of grant or otherwise specified by the board of directors, an employee warrant (BSPCE) shall remain exercisable: (i) for the employee warrants (BSPCE) granted before July 2015, for one month following a warrant holder’s termination of continuous status with the company if the termination is due to the warrant holder or no later than on the termination date of continuous status in case such termination is due to the company and (ii) for the employee warrants (BSPCE) granted as from July 2015, for three months following a warrant holder’s termination of continuous status with the company.

Employee warrants (BSPCE) are not transferable and may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by laws of descent or distribution and may be exercised, during the lifetime of the warrant holder, only by the warrant holder.

Change in control.    Unless otherwise specified by the board of directors, in the event of a merger of our company into another corporation or of the sale by one or several shareholders, acting alone or in concert, of our company to one or several third parties of a number of shares resulting in a transfer of more than fifty percent (50%) of the shares of our company to said third parties, the right of our outstanding warrant holder to exercise his or her employee warrants (BSPCE) will be accelerated so that he or she may exercise all of them with effect immediately prior to the completion of the relevant transfer of shares. Any employee warrant (BSPCE) not exercised for any reason on or prior to the date of completion of the relevant transfer of shares will automatically lapse unless otherwise specified by the board of directors. The board of directors may decide that any future grants of employee warrants (BSPCE) would not include any right of acceleration of the employee warrants (BSPCE) in case of change in control of the company and, thus would not be accelerated in case of occurrence of a Liquidity Event.

Warrants (BSA)

Warrants (BSA) are typically granted by our board of directors to third-party service providers and directors not eligible for either employee warrants (BSPCE) or employee share options. In 2008 and 2009, two former employees were granted warrants (BSA) prior to the implementation of a stock option plan in 2010. In addition to any exercise price payable by a warrant holder upon the exercise of any warrant (BSA), warrants (BSA) are subscribed for at a price determined by the board of directors that is meant to reflect the fair market value of the applicable warrants on the date of grant. There is no legal limitation to the size of the warrant (BSA) pool.

Pursuant to delegations granted at our annual shareholders’ meeting, as of December 31, 2016, our board of directors has granted warrants (BSA) exercisable for a total of 12,500 ordinary shares of which none have been exercised as of December 31, 2016.

Administration.    Pursuant to delegations granted at our annual shareholders’ meeting our board of directors determines the recipients, dates of grant and exercise price of warrants (BSA), the number of warrants (BSA) to be granted and the terms and conditions of the warrants (BSA), including the period of their exercisability and their vesting schedule. The board of directors has the authority to extend the post-termination exercise period of warrants (BSA) after the warrant holder’s office or service relationship with the company ends.

Warrants (BSA).    Our warrants (BSA) were generally granted subject to an annual or quarterly vesting schedule, subject to the relevant holder’s continued service through the vesting date and he/she has attended at least 75% of the board’s meetings held annually. In each case, any warrant which is not exercised before the tenth anniversary of the date of grant will automatically lapse.

The term of each warrant (BSA) is ten years from the date of grant or, in the case of death of the warrant holder during such ten-year period, six months from his or her death.

Change in control.    Unless otherwise specified by the board of directors, in the event of a merger of our company into another corporation or of the sale by one or several shareholders, acting alone or in concert, of our company to one or several third parties of a number of shares resulting in a transfer of more than fifty percent (50%) of the shares of our company to said third parties, the right of our outstanding warrant holder to exercise his or her warrants (BSA) will be accelerated so that he or she may exercise all of them with effect immediately prior to the completion of the relevant transfer of shares.

C.	Board Practices

Our board of directors currently consists of eight members, including seven non-executive directors and one executive director, our Chief Executive Officer.

Pursuant to the Shareholder Agreement described under “Related Party Transactions—Shareholder Agreement”, entities affiliated with Balderton Capital, Bpifrance Investissement, Idinvest Partners and Toro Acquisition are entitled to nominate members of our board of directors as follows:

•

So long as affiliates of Balderton Capital (A) continue to own, in the aggregate, at least 7.5% of our outstanding ordinary shares or equity securities representing our ordinary shares (including the ADRs), which we refer to herein, collectively, as Company Securities, and (B) have not sold more than 50% of the Registrable Securities (as described under “Related Party Transactions—Shareholder Agreement”) they hold as of the date of the IPO, affiliates of Balderton Capital shall be entitled to nominate one (1) director;

•

So long as affiliates of Bpifrance Investissement (A) continue to own, in the aggregate, at least 5.0% of the Company Securities and (B) have not sold more than 50% of the Registrable Securities they hold as of the date of the IPO, affiliates of Bpifrance Investissement shall be entitled to nominate one (1) director;

•

So long as affiliates of Idinvest Partners (A) continue to own, in the aggregate, at least 7.5% of the Company Securities and (B) have not sold more than 50% of the Registrable Securities they hold as of the date of the IPO, affiliates of Idinvest Partners shall be entitled to nominate one (1) director; and

•

So long as affiliates of Toro Acquisition (A) continue to own, in the aggregate, at least 7.5% of the Company Securities and (B) have not sold more than 50% of the Registrable Securities they hold as of the date of the IPO, affiliates of Toro Acquisition shall be entitled to nominate one (1) director.

The current directors nominated by affiliates of Balderton Capital, Bpifrance Investissement, Idinvest Partners and Toro Acquisition under the Shareholder Agreement were Bernard Liautaud, Thierry Sommelet, Matthieu Baret, and John D. Brennan, respectively. Affiliates of Balderton Capital, Bpifrance Investissement, Galileo Partners, Idinvest Partners and Toro Acquisition have agreed to vote their Company Securities in favor of the directors nominated as set forth above.

Under French law, our board of directors must be composed of between three and eighteen members, provided that, under our By-laws, the maximum number of directors is capped at 12 members. Within this limit, the number of directors is determined by our shareholders. Directors are elected, re-elected and may be removed at a shareholders' general meeting with a simple majority vote of our shareholders. Pursuant to our By-laws and the Shareholder Agreement, our directors are elected for three-year terms. In accordance with French law, our By-laws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders' meeting, and that any vacancy on our board of directors resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy shall be elected by the board of directors for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders' general meeting. In the event the board of directors would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders' general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

The following table sets forth the names of our directors as of March 1, 2017, their positions with the company, the years of their initial appointment as directors and the expiration dates of their current term.

		Year of Initial	Term
Name	Current Position	Appointment	Expiration Year
Matthieu Baret (1)	Director	2008	2019
John D. Brennan	Director	2010	2019
Nanci Caldwell	Director	2017	2018
Patrick S. Jones	Director	2015	2018
Bernard Liautaud	Chairman	2008	2018
Michael Tuchen	Chief Executive Officer and Director	2013	2019
S. Steven Singh	Director	2016	2019
Thierry Sommelet (2)	Director	2015	2019
(1)	Served on the board of directors as representative of Idinvest Partners until the completion of the IPO.
(2)	Served on the board of directors as representative of Bpifrance Investissement until June 1, 2016.

In addition, French law requires that companies having at least 50 employees for a period of 12 months over the last three years set up a Comité d’Entreprise, or Works’ Council, composed of representatives elected from among the employees. Our Works’ Council is elected every four years, and our current Works’ Council was formed in September 2014. Four of these representatives, currently Sabrina Garcia, Clarisse Messey, Stuart Mudie and Julie Olivieri, are entitled to attend all meetings of the board of directors and shareholders, in an observer capacity.

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise such director’s ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Messrs. Baret, Brennan, Jones, Liautaud, Sommelet and Singh and Ms. Caldwell, representing seven of our eight directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

Role of the Board in Risk Oversight

Our board of directors is primarily responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our board in this task. The audit committee also monitors our system of disclosure controls and procedures and internal control over financial reporting and reviews contingent financial liabilities. The audit committee, among other things, reviews and discusses with management reports regarding our enterprise risk management activities, including management’s assessment of our major risk exposures and the steps taken to monitor and manage those exposures.

While our board oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.

Corporate Governance Practices

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the NASDAQ Global Market, we are subject to the corporate governance listing standards. However, the NASDAQ listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the rules, with certain exceptions. Currently, we comply with the corporate governance listing standards to the extent possible under French law.

The following are the significant ways in which our corporate governance practices, as applicable for non-public companies in France, differ from those required for U.S. companies listed on the NASDAQ Global Market:

As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting.

Consistent with French Law, our By-laws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

Board Committees

The board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our board of directors. The composition and functioning of all of our committees complies with all applicable requirements of the French commercial code, the Exchange Act, the NASDAQ listing standards, and SEC rules and regulations.

In accordance with French law, each committee of our board of directors has only an advisory role and can only make recommendations to our board of directors. As a result, decisions are made by our board of directors taking into account non-binding recommendations of the relevant board committee.

Audit Committee.   Our audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Messrs. Jones, Sommelet and Baret currently serve on our audit committee. Mr. Jones is the chairman of our audit committee. Our board has determined that each member of our audit committee is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Mr. Jones is an

“audit committee financial expert” as defined by SEC rules and regulations and that Messrs. Sommelet and Baret qualify as financially sophisticated under rules. The principal duties and responsibilities of our audit committee include:

•

Making recommendations on the appointment and retention of our independent registered public accounting firm to serve as independent auditor to audit our consolidated financial statements, overseeing the independent auditor’s work and advising on the determination of the independent auditor’s compensation;

•	Reviewing in advance all audit services and non-audit services to be provided to us by our independent auditors;
•

Recommending procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	Reviewing and discussing with management and our independent auditors the results of the annual audit;
•

Conferring with management and our independent auditors about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices; and

•	Overseeing regulatory compliance and related matters.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the NASDAQ listing standards.

Compensation Committee.   Our compensation committee assists our board of directors in reviewing and making recommendations to our board of directors with respect to the compensation of our executive officers and directors. Messrs. Singh, Brennan and Sommelet and Ms. Caldwell currently serve on the compensation committee. Mr. Singh is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is independent within the meaning of the rules. The principal duties and responsibilities of our compensation committee include:

•

Making recommendations to the board of directors regarding performance goals and objectives relevant to the compensation of our chief executive officer, assisting the board of directors in evaluating the performance of our chief executive officer in light of those goals and objectives, and recommending to the full board of directors for approval the chief executive officer’s compensation, including incentive-based and equity-based compensation, based on that evaluation;

•	Making recommendations regarding the compensation of our senior management, as appropriate, including our executive officers;
•	Making recommendations regarding compensation-related policies;
•	Reviewing and discussing with management the compensation discussion and analysis and other compensation information that we may be required to include in SEC filings; and
•	Preparing any reports of the compensation committee on executive compensation as may be required by the SEC to be included in reports we file with the SEC.

Our compensation committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the NASDAQ listing standards.

Nominating and Corporate Governance Committee.   Our nominating and corporate governance committee mainly assists our board of directors in overseeing all aspects of the company’s corporate governance functions and making recommendations to the board regarding corporate governance issues. Messrs. Jones and Liautaud and Ms. Caldwell, currently serve on the nominating and corporate governance committee. Mr. Jones is the chairman of our nominating and corporate governance committee. The principal duties and responsibilities of our nominating and corporate governance committee include:

•	Assessing the need for new directors and identifying individuals qualified to become directors;
•	Recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;
•	Assessing individual director performance, participation and qualifications;
•	Developing and recommending to the board of directors corporate governance principles;
•	Making recommendations regarding director compensation; and
•	Overseeing an annual evaluation of the board of directors' performance.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the NASDAQ listing standards.

D.	Employees

As of December 31, 2014, 2015 and 2016, we had 438, 524 and 679 employees, respectively. As of December 31, 2016, 35% of our employees were located in the United States, 25% were located in France, 14% were located in China and 12% were located in Germany.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 7.A – Major Shareholders”.

Item 7.         Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares at December 31, 2016 by:

•	each person or entity known by us to beneficially own more than 5% of our outstanding shares;
•	each of our executive officers and directors; and
•	our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated in the footnotes below, we believe, based on the information furnished to us or available pursuant to filings with the SEC pursuant to Section 13(g) of the Exchange Act, that the persons named in the following table have sole power to direct the voting and the disposition of and to receive the economic benefit of, all ordinary shares that they beneficially own, subject to applicable community property laws.

As of December 31, 2016, we had 26 holders of record in the United States, which represented 34% of our ordinary shares outstanding.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 2016. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the principal address of each of the shareholders below is c/o Talend, Inc. 800 Bridge Parkway, Suite 200, Redwood City, CA 94065.

	Number of	Percentage of
	ordinary shares	ordinary shares
Name	beneficially owned	beneficially owned
5% or Greater Shareholders:
Entities affiliated with Toro Acquisition (1)	5,760,102	20.2%
Entities affiliated with Idinvest Partners (2)	4,235,184	14.8%
Entities affiliated with Balderton Capital (3)	4,532,536	15.9%
Entities affiliated with Galileo Partners (4)	1,866,601	6.5%
Entity affiliated with Bpifrance Investissement (5)	2,112,897	7.4%
Executive Officers and Directors:
Michael Tuchen (6)	947,313	3.3%
Thomas Tuchscherer (7)	173,432	*
Ashley Stirrup (8)	75,820	*
Brad Stratton (9)	170,717	*
Barbara Cadigan (10)	12,500	*
Nello Franco (11)	81,373	*
Laurent Bride (12)	121,840	*
Matthieu Baret (13)	-	-
John D. Brennan (14)	5,760,101	20.2%
Nanci Caldwell	-	-
Patrick S. Jones (15)	12,500	*
Bernard Liautaud (16)	-	-
S. Steven Singh (17)	4,408	*
Thierry Sommelet (18)	-	-
All executive officers and directors as a group (19)

*  Less than 1% of the outstanding ordinary shares.

(1)Consists of 5,760,102 shares held of record by Toro Acquisition S.à.r.l. (“Toro”). Silver Lake Sumeru Fund Cayman, L.P. (“SLS”) is the majority shareholder of Toro. Silver Lake Technology Associates Sumeru Cayman, L.P. (“SLTA”) is the sole general partner of SLSFC, SLTA Sumeru (GP) Cayman, L.P. ("SLTA GP") is the sole general partner of SLTA, and Silver Lake Sumeru (Offshore) AIV GP, Ltd. (“SLS AIV”) is the sole general partner of SLTA GP. SLS AIV is controlled by a board of nine directors that acts by majority approval and possesses sole voting and dispositive power with respect to the shares of common stock owned by Toro. The principal business address of these entities is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(2)Consists of (i) 1,025,027 ordinary shares held of record by FCPI Allianz Croissance 2005; (ii) 703,699 ordinary shares held of record by FCPI Allianz Innovation 7; (iii) 641,449 ordinary shares held of record by FCPI Capital Croissance; (iv) 568,963 ordinary shares held of record by FCPI Objectif Innovation Patrimoine; (v) 237,502 ordinary shares held of record by FCPI Poste Innovation 8; (vi) 203,091 ordinary shares held of record by FCPI Allianz Eco Innovation; (vii) 202,115 ordinary shares held of record by FCPI Allianz Eco Innovation 2; (viii) 157,275 ordinary shares held of record by FCPI Allianz Innovation 10; (ix) 153,258 ordinary shares held of record by FCPI Objectif Innovation 4; (x) 117,789 ordinary shares held of record by FCPI Idinvest Flexible 2016; (xi) 91,040 ordinary shares held of record by FCPI Objectif Innovation 3; (xii) 84,462 ordinary shares held of record by FCPI La Banque Postale Innovation 5; (xiii) 49,513 ordinary shares held of record by FCPI Objectif Innovation 2; and (xiv) 1 ordinary shares held of record by AGF PE (b), collectively, the (“Funds”). As the management company of the Funds, Idinvest Partners shares dispositive power and shared voting power over all of the shares owned by the Funds. 51% of Idinvest Partners’ share capital is held by ADFI3 and all of the share capital of ADFI3 is held by IDI, a French company listed on Euronext Paris. All powers with respect to the voting and disposition of the ordinary shares owned by the Funds and managed by Idinvest Partners are maintained by an investment committee of Idinvest Partners. Because of the powers vested in the investment committee and its composition, neither ADFI3 nor IDI are able to exercise control over the composition of, or decisions made by the investment committee and, as a result, such persons are not able to control voting, investment or disposition decisions concerning the shares owned by the Funds. The address for the Funds is c/o Idinvest Partners, 117, Avenue des Champs Elysées, 75008 Paris, France.

(3)Consists of 4,532,536 ordinary shares held of record by Balderton Capital IV L2 S.a.r.l. (“BC IV L2”). Balderton Capital IV L1 S.a.r.l. (“BC IV L1”) is the sole shareholder of BC IV L2; Balderton Capital IV, L.P. (“BC IV”) is the sole shareholder of BC IV L1, and Balderton Capital Partners IV, L.P. (“BCP IV”) is the sole general partner of BC IV. Balderton Capital General Partner IV, LLC (“BCGP IV”) is the sole general partner of BCP IV. Voting and dispositive power of BCP IV is delegated to Balderton Capital Investments Limited (“BCIL”). The directors of BCIL are Suranga Chandratillake, Jerome Misso, Andrew Whittaker and James Nicolle. The address for BC IV L2 and BC IV L1 is c/o 2-8, Avenue Charles de Gaulle, L-1653, Luxembourg and the address for BC IV, BCP IV, BCGP IV and BCIL is c/o 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL.

(4)Consists of 1,866,601 shares held by Galileo III Fund (“Galileo III”). Galileo III is managed by Galileo Partners SA (“Galileo Partners”). Joel Flichy and François Duliège, the General Partners of Galileo Partners, share voting and dispositive power with respect to the shares held by Galileo III. The address for these entities is 109, boulevard Haussmann, 75008 Paris, France.

(5)Consists of 2,112,897 ordinary shares held of record by FCPI ETI 2020, an entity affiliated with Bpifrance Investissement S.A.S. (“Bpifrance”). Bpifrance is a French public management company specializing in the business of equity financing via direct investment or fund of funds. Bpifrance is controlled by Bpifrance S.A., a French financial institution especially created for this purpose. Caisse des Dépots et Consignations, a French special public entity ( établissement special ) and EPIC Bpifrance, a French public institution of industrial and commercial nature, each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. The address for these entities is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

(6)Consists of (i) 346,242 ordinary shares held of record by Mr. Tuchen; (ii) 187,500 ordinary shares held of record by the Michael H. Tuchen 2015 Annuity Trust dated December 12, 2015 for which Mr. Tuchen serves as trustee; and (ii) 413,571 shares subject to options exercisable within 60 days of December 31, 2016.

(7)Consists of 173,432 ordinary shares subject to options exercisable within 60 days of December 31, 2016.

(8)Consists of (i) 26,500 ordinary shares held of record by Mr. Stirrup and (ii) 49,320 shares subject to options exercisable within 60 days of December 31, 2016.

(9)Consists of (i) 46,651 ordinary shares held of record by Mr. Stratton and (ii) 124,066 shares subject to options exercisable within 60 days of December 31, 2016.

(10)Consists of 12,500 ordinary shares subject to options exercisable within 60 days of December 31, 2016.

(11)Consists of (i) 15,000 ordinary shares held of record by Mr. Franco and (ii) 66,373 ordinary shares subject to options exercisable within 60 days of December 31, 2016.

(12)Consists of (i) 96,497 ordinary shares held of record by Mr. Bride and (ii) 25,343 shares subject to employee warrants (BSPCE) exercisable within 60 days of December 31, 2016.

(13)Mr. Baret serves as a partner at Idinvest and is currently serving as representative of Idinvest Partners, the legal entity that holds a seat on the company’s board of directors. Mr. Baret does not exercise power to direct the voting or disposition of, or to receive the economic benefit of ownership of, the shares held by Idinvest Partners listed in footnote (2) above.

(14)Consists of the ordinary shares listed in footnote (1) above, which are held of record by Silver Lake Sumeru. Mr. Brennan serves as managing director of Silver Lake Sumeru and as one of the directors of SLS AIV.

(15)Consists of 12,500 ordinary shares subject to warrants (BSA) exercisable within 60 days of December 31, 2016.

(16)Mr. Liautaud serves as a general partner of Balderton Capital. Mr. Liautaud does not exercise power to direct the voting or disposition of, or to receive the economic benefit of ownership of, the shares held by Balderton Capital listed in footnote (3) above.

(17)Consists of 4,408 ordinary shares subject to warrants (BSA) exercisable within 60 days of December 31, 2016.

(18)Mr. Sommelet serves as a managing director of Bpifrance Investissement. Mr. Sommelet does not exercise power to direct the voting or disposition of, or to receive the economic benefit of ownership of, the shares held by Bpifrance Investissement listed in footnote (5) above.

(19)Consists of (i) 6,478,492 ordinary shares beneficially owned by our executive officers and directors and (ii) 888,513 shares subject to options exercisable within 60 days of December 31, 2016.

To our knowledge, and other than changes in percentage ownership as a result of the shares issued in connection with our IPO, there has been no significant change in the percentage ownership held by the principal shareholders listed above since January 1, 2014, except as discussed under the heading “Related Party Transactions – Transactions with our Principal Shareholders, Directors and Executive Officers”, the purchase of 812,500 ADSs by Bpifrance Investissement and the sale of 787,500 ADSs by Idinvest in connection with our IPO. Other than pursuant to the Shareholder Agreement described under the heading “Related Party Transactions – Transactions with our Principal Shareholders, Directors and Executive Officers—Shareholder Agreement”, none of our principal shareholders have voting rights different than our other shareholders.

B.	Related Party Transactions

Since January 1, 2016, we have engaged in, or continue to be party to, the following transactions with our directors, executive officers, associates, holders of more than 5% of any class of our voting securities, or any affiliates or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.

Transactions with our Principal Shareholders, Directors and Executive Officers

Conditional Advances from Bpifrance Financement

Bpifrance Financement provides advances for research and development projects, which we reimburse should the project be successful. Bpifrance Financement is registered as a bank with the French Banking Authority. Thierry Sommelet, one of our directors, is a director of Bpifrance Investissement (an affiliate of BPIfrance Financement), and an entity affiliated with Bpifrance Investissement holds more than 5% of our ordinary shares.

BPIfrance Financement has funded one successful project for a total of $0.9 million (paying us $0.4 million in 2010 and $0.5 million in 2013). We are repaying this advance quarterly from December 2013 to September 2017. The loan is interest free but is presented at fair value. As of December 31, 2016, the balance due on this advance is $0.1 million.

Transactions with Bonitasoft

Bertrand Diard, one of our founders and a former member of our board of directors until his resignation in February 2017, is a director of Bonitasoft, a technological partner with which we have a number of transactions. Bonitasoft invoiced us $1.0 million in 2016. As of December 31, 2016, the outstanding balance owed by us to Bonitasoft was $0.2 million.

Shareholder Agreement

We have entered into the Shareholder Agreement with entities affiliated with Balderton Capital, Bpifrance Investissement, Galileo Partners, Idinvest Partners and Toro Acquisition. The Shareholder Agreement, as further described below, contains specific rights, obligations and agreements of these parties as holders of our ordinary shares or equity securities representing our ordinary shares (including the ADRs), which we refer to herein, collectively, as Company Securities. In addition, the Shareholder Agreement contains provisions related to the composition of our board of directors.

Voting Rights

Under the Shareholder Agreement, our existing shareholders that are affiliated with our Major Shareholders have agreed to take all necessary action, including casting all votes to which such existing shareholders are entitled to cast at any general or special meeting of shareholders, so as to ensure that the composition of our board of directors complies with (and includes all of the nominees in accordance with) the provisions of the Shareholder Agreement related to the composition of our board of directors.

Registration Rights

Under the Shareholder Agreement, certain holders of Company Securities have the right, subject to certain limitations, to demand that we register the sale of Company Securities now held by them, other than Company Securities (i) which have previously been registered, (ii) which have been sold to the public either pursuant to a registration statement or Rule 144, or (iii) which have been sold in a private transaction in which the transferor’s rights under the Shareholder Agreement are not validly assigned in accordance with the Shareholder Agreement (which we refer to herein, collectively, as Registrable Securities).

In addition, certain holders of Company Securities have the right to request that we register the sale of Registrable Securities to be sold by them on Form F-3 or Form S-3 (as applicable) and, no more than three times during any 12-month period, each such holder may demand that we make available shelf registration statements permitting sales of Registrable Securities into the market from time to time over an extended period. Subject to certain limitations, at any time when we have an effective shelf registration statement, certain shareholders each shall have the right to make no more than two marketed takedown demands during any 12-month period.

In addition, certain holders of Company Securities have the ability to exercise certain piggyback registration rights in respect of Registrable Securities in connection with registered offerings requested by certain other shareholders or initiated by us.

Participation in our Initial Public Offering

Certain entities associated with Bpifrance Investissement, which holds more than 5% of our ordinary shares and of which a member of our board of directors is a managing director, purchased 812,500 of our ADSs in the IPO, at the initial public offering price.

Agreements with our Directors and Officers

Employment and Related Agreements

For a discussion of our employment agreements with our executive officers, see “Item 7.B – Compensation —Compensation of Executive Officers and Directors—Executive Compensation Arrangements”.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Under French law, provisions of by-laws that limit the liability of directors are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liability cannot be indemnified under French law, whether directly by the company or through liability insurance.

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act, and we have entered into agreements with our directors and executive officers to provide contractual indemnification to bear attorneys’ fees and costs that are not otherwise covered by insurance for directors prevailing in a third-party action.

We believe that this insurance and these agreements are necessary to attract qualified directors and executive officers.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured against certain liabilities in their capacity as members of our board of directors.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.         Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Our audited consolidated financial statements are included as part of this Annual Report in Item 18.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would have a material adverse effect on our business, financial condition, results of operations or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Dividend Distribution Policy

Since our inception, we have not declared or paid any dividends on our shares. In addition, our Loan and Security Agreement with Square 1 restricts our ability to pay dividends. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on our ordinary shares. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors and subject to French law.

Subject to the requirements of French law and our By-laws, dividends may only be distributed from our distributable profits, plus any amounts held in our available reserves, which are those reserves other than the legal and statutory reserves and revaluation surplus. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs, subject to the terms of the deposit agreement.

B.	Significant Changes

There have been no significant changes that have occurred since the date of the annual financial statements in this Annual Report.

Item 9.         The Offer and Listing

A.	Offer and Listing Details

On July 29, 2016, our ADSs began trading on the NASDAQ Global Market under the symbol “TLND”. Prior to that date, there was no public market for our ADSs or our ordinary shares. Our IPO was priced at $18.00 per ADS. The following table sets forth the high and low sales prices for our ADSs as reported by the NASDAQ Global Market for each period indicated:

Per ADS
	High	Low
Year Ended:
December 31, 2016	$ 34.49	$ 21.02

Quarter Ended:
September 2016 (beginning July 29)	$ 34.49	$ 24.26
December 2016	$ 26.79	$ 21.02

Month Ended:
July 2016	$ 28.00	$ 24.26
August 2016	$ 34.49	$ 24.59
September 2016	$ 28.20	$ 24.70
October 2016	$ 26.51	$ 21.29
November 2016	$ 26.79	$ 21.34
December 2016	$ 25.25	$ 21.02
January 2017	$ 24.49	$ 21.25
February 2017	$ 27.86	$ 22.05

On February 28, 2017, the last reported sale price for our ADSs on the NASDAQ Global Market was $27.11 per ADS.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the NASDAQ Global Market under the symbol “TLND” since July 29, 2016.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the Issue

Not applicable.

Item 10.         Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Key Provisions of Our By-laws and French Law Affecting our Ordinary Shares

The description below reflects the terms of our By-laws, and summarizes the material rights of holders of our ordinary shares under French law. Please note that this is only a summary and is not intended to be exhaustive. For further information, please refer to the full version of our By-laws which is included as an exhibit to this annual report.

Corporate Purpose (Article 3 of the By-laws)

Our corporate purpose in France and abroad includes:

•	The development, research, production, marketing, purchasing, selling, leasing, providing of after-sale services of software and / or hardware;
•	The supply and sale of services to users notably in training, demonstration, methodology, deployment and use;
•	The supply and sale of IT resources in combination or not with software or services;
•	The creation, acquisition, rental or lease management of all businesses, the leasing, creation or operation of any establishments;
•	The acquisition, operation or sale of any intellectual or industrial property rights and any expertise in the IT field; and
•

Generally, the involvement in any business or incorporated or to be incorporated company as well as the completion of all legal, economic, financial, industrial, civil and commercial, securities or real estate transactions directly or indirectly relating, in whole or in part to the above purpose or to any similar or related purpose.

Directors

Quorum and voting (Article 14 of the By-laws)

The board of directors may only deliberate if at least half of the directors attend the applicable meeting in the manner provided for in our By-laws. In particular, French law and the charter of the board allow directors to attend meetings of the board in person or by videoconference or other telecommunications arrangements. In addition, our By-Laws allow a director to grant another director a proxy to represent him or her at a meeting of the board, but no director can hold more than one proxy at any meeting. Decisions of the board are adopted by the majority of the voting rights held by the directors present or represented, it being specified that in case of a vote-split, the chairman of the board shall have a deciding vote.

Directors' Voting Powers on Proposal, Arrangement or Contract in which any Director is Materially Interested

Under French law, any agreement entered into (directly or through an intermediary) between us and any director that is not entered into (1) in the ordinary course of business and (2) under standard terms and conditions is subject to the prior authorization of the board of directors, excluding the interested director.

The foregoing requirements also apply to agreements between us and another company, provided that the company is not one of our wholly-owned subsidiaries, if one of our directors is the owner or a general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of our directors has an indirect interest.

Directors' Compensation

The aggregate amount of attendance fees (jetons de présence) of the board of directors is determined at the shareholders' annual ordinary general meeting. The board then divides all or part (at the board's discretion) of this aggregate amount among some or all of its members by a simple majority vote. In addition, the board may grant exceptional compensation (rémunérations exceptionnelles) to individual directors on a case-by-case basis for special and temporary assignments. The board may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest. Directors who are employed by the company receive a separate compensation as officers or employees. See "Management—Compensation of Directors and Executive Officers" for a description of our compensation policy for our non-employee directors.

Board of Directors' Borrowing Powers (Article 15 of the By-laws)

There are currently no limits imposed by our By-laws on the amounts of loans or borrowings that the board may approve.

Directors' Age Limits (Article 13 of the By-laws)

The number of directors who are more than seventy (70) years old may not exceed one-third of the directors in office.

If this limit is reached, the oldest director will be deemed to have resigned at the end of the annual shareholders' meeting approving the accounts of the year in which this limit has been reached.

Employee Director Limits

The number of directors who are also party to employment contracts with the company may not exceed one-third of the directors in office.

Directors' Share Ownership Requirements

None.

Rights, Preferences and Restrictions Attaching to Ordinary Shares

Dividends (Articles 22 and 23 of the By-laws)

We may only distribute dividends out of our "distributable profits", plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required to be maintained by law. "Distributable profits" consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law (see below under "—Legal Reserve").

Legal Reserve (Article 22 of the By-laws)

Pursuant to French law, we must allocate at least 5% of our unconsolidated net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Such allocation is compulsory until the amount in the legal reserve is equal to 10% of the aggregate par value of our issued and outstanding share capital.

Approval of Dividends (Article 23 of the By-laws)

Pursuant to French law, our board of directors may propose a dividend and/or reserve distribution for approval by the shareholders at the annual ordinary general meeting.

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders.

Our board of directors may distribute interim dividends after the end of the fiscal year but before the approval of the financial statements for the relevant fiscal year when the interim balance sheet, established during such year and examined by an auditor, reflects that we have earned distributable profits since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the By-laws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Pursuant to French law, if a dividend is declared we may be required to pay a dividend tax in an amount equal to 3% of the aggregate dividend paid by us.

Distribution of Dividends (Articles 11 and 23 of the By-laws)

Dividends are distributed to shareholders proportionally to their shareholding interests. In the case of interim dividends, distributions are made to shareholders on the date set by our board of directors during the meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general shareholders' meeting or by our board in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.

Dividends may be paid in cash or, if the shareholders' meeting so decides, in kind, provided that all the shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our By-laws provide that, subject to a decision of the shareholders' meeting taken by ordinary resolution, each shareholder may be given the choice to receive his dividend in cash or in shares.

Timing of Payment (Article 23 of the By-laws)

Pursuant to French law, dividends must be paid within a maximum period of nine months following the end of the relevant fiscal year. An extension of such timeframe may be granted by court order. Dividends that are not claimed within a period of five years after the payment date will be deemed to expire and revert to the French state.

Voting Rights (Article 11 of the By-laws)

Each of our ordinary shares entitles its holder to vote and be represented in the shareholders' meetings in accordance with the provisions of French law and of our By-laws. The ownership of a share implies ipso jure adherence to our By-laws and the decisions of the shareholders' meeting.

In general, each shareholder is entitled to one vote per share at any general shareholders' meeting. The company's major shareholders do not have different voting rights than other shareholders of the company.

Under French law, treasury shares or shares held by entities controlled by us are not entitled to voting rights and are not taken into account for purposes of quorum calculation.

Rights to Share in Our Profit (Article 11 of the By-laws)

Under French law, each ordinary share entitles its holder to a portion of the corporate profits and assets proportional to the amount of share capital represented thereby.

Rights to Share in the Surplus in the Event of Liquidation (Articles 11 and 28 of the By-laws)

If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will first be used to repay in full the par value of our outstanding shares. Any surplus will then be distributed among shareholders proportionally to their shareholding in our company.

Repurchase and Redemption of Shares

Under French law, we may acquire our own shares for the following purposes only:

•

To decrease our share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction; in this case, the shares repurchased must be cancelled within one month from their repurchase date;

•

To provide shares for distribution to employees or managers under a profit-sharing, free share or share option plan; in this case the shares repurchased must be distributed within 12 months from their repurchase or they must be cancelled;

•	With a view to using them within two years of their repurchase in payment or in exchange for assets acquired by us; or
•	To sell the relevant shares to any shareholder willing to purchase them as part of a process organized by us within five years of their repurchase date.

No such repurchase of shares may result in us holding, directly or through a person acting on our behalf, more than (i) 10% of our issued share capital in case of repurchase of shares to be provided for distribution to our employees or managers or sale to our shareholders, and (ii) 5% in case of repurchase of shares to be used in payment or in exchange for assets acquired by the company. Shares repurchased by us continue to be deemed "issued" under French law but are not entitled to dividends or voting rights so long as we hold them directly or indirectly, and we may not exercise the preemptive rights attached to them.

Sinking Fund Provisions

Our By-laws do not provide for any sinking fund provisions.

Liability to Further Capital Calls

Shareholders are liable for corporate liabilities only up to the par value of the shares they hold; they are not liable to further capital calls.

Requirements for Holdings Exceeding Certain Percentages

There are no such requirements, except as described under "—Form, Holding and Transfer of Shares—Ownership of Shares by Non-French Persons".

Actions Necessary to Modify Shareholders' Rights

Shareholders' rights may be modified as allowed by French law. Only the extraordinary shareholders' meeting is authorized to amend any and all provisions of our By-laws. It may not, however, increase any of the shareholders' commitments without the prior approval of each shareholder.

Special Voting Rights of Warrant Holders

Under French law, the holders of warrants of the same class (i.e., warrants that were issued at the same time and with the same rights), including employee warrants, are entitled to vote as a separate class at a general meeting of that class of warrant holders under certain circumstances, principally in connection with any proposed modification of the terms and conditions of the class of warrants or any proposed issuance of preferred shares or any modification of the rights of any outstanding class or series of preferred shares.

Rules for Admission to and Calling Annual Shareholders' Meetings and Extraordinary Shareholders' Meetings

Access to, Participation in and Voting Rights at Shareholders' Meetings

Shareholders' meetings are composed of all shareholders whose shares are paid up and for whom a right to attend shareholders' meetings is established by registration of the shares in an account in the name of the shareholder on the day of the meeting.

Shareholders participating via video-conferencing or other means of telecommunications contemplated by law and regulation that allow identification are deemed present for the calculation of quorum and majority requirements at shareholders' meetings. The board of directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the meeting, assuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote by mail or grant a proxy to his/her spouse, his/her partner with whom he/she has entered into a civil union or another shareholder for physical persons, or to any person for legal entities. Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy either by hard copy or via telecommunications means, being specified that their votes must be received at least three days prior to the meeting for hard copies and on the day before the meeting at 3 p.m. Paris time at the latest, for electronic votes by email, and their proxy no later than on the date of the meeting if granted to a designated person or no later than on the day before the meeting at 3 p.m. Paris time for proxies without a designated attorney and therefore granted to the chairman of the meeting.

Shareholders sending their vote within such time limit, using the form provided to them by us to this effect, are deemed present or represented at the meeting.

The voting by correspondence form addressed by a shareholder is only valid for a single meeting or for successive meetings convened with the same agenda.

To better understand the voting rights of the ADSs, you should carefully read the information set forth in our prospectus dated July 28, 2016, filed with the SEC pursuant to Rule 424(b), under the heading "Description of American Depositary Shares—Voting Rights".

Notice of Annual Shareholders' Meetings

Shareholders' meetings are convened by our board of directors, or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a change in control. Meetings are held at our registered offices or at any other location indicated in the convening notice.

A first convening notice must be published in the French Journal of Mandatory Statutory Notices (Bulletin des Annonces Légales Obligatoires (BALO)) at least 35 days prior to the meeting. Such notice must include, in particular, the meeting's agenda and the draft resolutions to be submitted to the shareholders.

Subject to limited exceptions provided by French law, additional convening notices must be given at least 15 days before the date of the meeting, by means of a notice inserted in both the French BALO and a legal announcement bulletin of the registered office department of the company. Further, the shareholders holding registered shares for at least a month at the time of the latest insertion of the notices shall be summoned individually, by regular letter or by registered letter if the shareholders so request and include an advance of expenses, sent to their last known address. This notice to registered shareholders may also be transmitted by electronic means of telecommunication, in lieu of any such mailing, to any relevant shareholder requesting it beforehand by registered letter with acknowledgement of receipt in accordance with legal and regulatory requirements, specifying his e-mail address. When the attendees of the shareholders' meeting cannot deliberate due to the lack of the required quorum, the second meeting must be called at least ten days in advance in the same manner as used for the first notice.

All notices to the shareholders must further specify the conditions under which the shareholders may vote by correspondence.

Agenda and Conduct of Annual Shareholders' Meetings

The agenda of the shareholders' meeting shall appear in the notice to convene the meeting and is set by the author of the notice. The shareholders' meeting may only deliberate on the items on the agenda except for the removal of directors and the appointment of their successors, which may be put to vote by any shareholder during any shareholders' meeting. One or more shareholders representing the percentage of share capital required by French law, and acting in accordance with legal requirements and within applicable time limits, may request the inclusion of items or proposed resolutions on the agenda.

Shareholders' meetings will be chaired by the chairman of the board of directors or, in his or her absence, by the managing director, a deputy managing director if he or she is a director or by a director appointed for this purpose by the board, and in all other cases, the meeting itself will elect a chairman. Vote counting will be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes.

Ordinary Shareholders' Meeting

Ordinary shareholders' meetings are those meetings called to make any and all decisions that do not result in a modification of our By-laws. An ordinary shareholders' meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated accounts for the relevant fiscal year or, in case of postponement, within the period established by court order. Upon first notice, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. Decisions are made by a majority of the votes held by the shareholders present, represented by proxy, or voting by mail. Abstentions will have the same effect as a "no" vote.

Extraordinary Shareholders' Meeting

Only an extraordinary shareholders' meeting is authorized to amend our By-laws. It may not, however, increase shareholders' commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting will be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote upon first notice, or one-fifth upon second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. Decisions are made by a two-thirds majority vote of the shareholders present, represented by proxy, or voting by mail. Abstentions will have the same effect as a "no" vote.

In addition to the right to obtain certain information regarding us at any time, any shareholder may, from the date on which a shareholders' meeting is convened until the fourth business day preceding the date of the shareholders' meeting, submit written questions relating to the agenda for the meeting to our board of directors. Our board is required to respond to these questions during the meeting.

Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of the Company

Provisions contained in our By-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. These provisions include the following:

•

Provisions of French law allowing the owner of 95% of the share capital or voting rights of a public company to force out the minority shareholders following a tender offer made to all shareholders are only applicable to companies listed on the main French stock exchange and will therefore not be applicable to us unless we dual-list in France;

•

A merger (i.e., in a French law context, a stock for stock exchange after which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors, as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	A merger of our company into a company incorporated outside of the European Union would require the unanimous approval of our shareholders;
•	Under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
•

Our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•

Our shareholders have preferential subscription rights proportional to their shareholding in the company on the issuance by us of any additional shares or securities giving right, immediately or in the future, to new shares for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•

Our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders' meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•

Our board of directors can only be convened by its chairman or, when no board meeting has been held for more than two consecutive months, by directors representing at least one-third of the total number of directors;

•

Our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors' identification and ensuring their effective participation in the board's decisions;

•

Under French law, residents outside of France as well as any French entity controlled by non-French residents may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; see “Limitations Affecting Shareholders of a French Company”;

•

Approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders' general meeting is required to remove directors with or without cause;

•

Advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders' meeting, except that a vote to remove and replace a director can be proposed at any shareholders' meeting without notice; and

•

Pursuant to French law, our By-laws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by a two-thirds majority of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

Declaration of Crossing Ownership Thresholds

None except as described in our prospectus dated July 28, 2016, filed with the SEC pursuant to Rule 424(b), under the heading "—Form, Holding and Transfer of Shares—Ownership of Shares by Non-French Persons".

Changes in Share Capital

Increases in Share Capital

Pursuant to French law, our share capital may be increased only with shareholders' approval at an extraordinary general shareholders' meeting following the recommendation of our board of directors. The shareholders may delegate to our board either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital.

Increases in our share capital may be effected by:

•	Issuing additional shares;
•	Increasing the par value of existing shares;
•	Creating a new class of equity securities; and
•	Exercising the rights attached to securities giving access to the share capital.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	Issuances in consideration for cash;
•	Issuances in consideration for assets contributed in kind;
•	Issuances through an exchange offer;
•	Issuances by conversion of previously issued debt instruments;
•	Issuances by capitalization of profits, reserves or share premium; and
•	Subject to certain conditions, issuances by way of offset against debt incurred by us.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premium require shareholders' approval at an extraordinary general shareholders' meeting, acting under the quorum and majority requirements applicable to ordinary shareholders' meetings. Increases in share capital effected by an increase in the par value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premium. All other capital increases require shareholders' approval at an extraordinary general shareholders' meeting acting under the regular quorum and majority requirements for such meetings.

Reduction in Share Capital

Pursuant to French law, any reduction in our share capital requires shareholders' approval at an extraordinary general shareholders' meeting following the recommendation of our board of directors. The share capital may be reduced either by decreasing the par value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential Subscription Right

According to French law, if we issue additional shares or securities giving right, immediately or in the future, to new shares for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. Preferential subscription rights entitle the individual or entity that holds them to subscribe proportionally to the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, our share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights are transferable during the subscription period relating to a particular offering.

The preferential subscription rights with respect to any particular offering may be waived at an extraordinary general meeting by a two thirds vote of our shareholders or individually by each shareholder. Our board of directors and our independent auditors are required by French law to present reports to the shareholders' meeting that specifically address any proposal to waive the preferential subscription rights.

Further, to the extent permitted under French law, we may seek, during an extraordinary general shareholders' meeting, the approval of the shareholders to waive their preferential subscription rights in order to authorize the board of directors to issue additional shares and/or other securities convertible or exchangeable into shares.

Form, Holding and Transfer of Shares

Form of Shares

Each share of the company is in registered or bearer form at the relevant shareholder's choice.

Further, in accordance with applicable laws, we may request at any time from the central depositary responsible for holding our shares, the information referred to in Article L. 228-2 of the French Commercial Code. Thus, we are, in particular and at any time, entitled to request the name and the year of birth or, in the case of a legal entity, the corporate name and the year of incorporation, citizenship and address of holders of securities conferring immediately or in the future voting rights at its general shareholders' meeting and the amount of securities owned by each of them and, as the case may be, the restrictions that may impact the securities.

Holding of Shares

In accordance with French law concerning the "dematerialization" of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Shares are registered in individual accounts maintained by us or by a representative appointed by us. Each shareholder's account shows the name of the relevant shareholder and number of shares held.

Ownership of Shares by Non-French Persons

Neither the French Commercial Code nor our By-laws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, residents outside of France, as well as any French entity controlled by non-French residents, must file an administrative notice with French authorities in connection with their direct and indirect foreign investments in us, including through ownership of ADSs, on the date a binding purchase agreement is executed or a tender offer is made public. Under existing administrative rulings, the following transactions qualify as foreign investments in us:

•

Any transaction carried out on our capital by a non-French resident provided that after the transaction the cumulative amount of the capital or the voting rights held by non-French residents exceeds 33.33% of our capital or voting rights;

•	Any transaction mentioned above carried out by a corporation incorporated under French law whose capital or voting rights are held for more than 33.33% by non-French residents;
•

Any transaction carried out abroad resulting in a change of the controlling shareholder of a corporation incorporated under a foreign law that holds a shareholding or voting rights in us if our capital or voting rights are held for more than 33.33% by non-French residents;

•	Loans and guarantees granted by a corporation incorporated under foreign laws to us in amounts evidencing control over our financing; and
•

Patent licenses granted by a corporation incorporated under foreign laws or management or technical assistance agreements with such corporation that place us in a dependent position vis-à-vis such party or its group.

Violation of this administrative notice requirement is sanctioned by a fine of €750. This amount may be multiplied by five if the violation is made by a legal entity.

Additionally, residents outside of France must file a declaration for statistical purposes with French authorities within twenty working days after the settlement date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding EUR 15,000,000 that lead to the acquisition of more than 10% of our company's outstanding ordinary shares or cross the 10% threshold of shareholding. Violation of this filing requirement may be sanctioned by five years of imprisonment and a fine of up to twice the amount of the relevant investment. This amount may be multiplied by five if the violation is made by a legal entity.

Moreover, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of the Economy, where all or part of the target's business and activity relate to a strategic sector, such as energy, transportation, public health, telecommunications, etc.

Assignment and Transfer of Shares

Shares are freely negotiable, subject to applicable legal and regulatory provisions.

Differences in Corporate Law

The laws applicable to French sociétés anonymes differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the French Commercial Code applicable to us and the Delaware General Corporation Law relating to shareholders' rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and French law.

	France	Delaware
Number of Directors	Under French law, a société anonyme must have at least three and may have up to 18 directors. The number of directors is fixed by or in the manner provided in the by-laws.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the certificate of incorporation or by-laws.
Director Qualifications

Under French law, a corporation may prescribe qualifications for directors under its by-laws. In addition, under French law, members of a board of directors of a corporation may be legal entities, and such legal entities may designate an individual to represent them and to act on their behalf at meetings of the board of directors.

Under Delaware law, a corporation may prescribe qualifications for directors under its certificate of incorporation or by-laws. Under Delaware law, only individuals may be members of a corporation's board of directors.

	France	Delaware
Removal of Directors	Under French law, directors may be removed from office, with or without cause, at any shareholders' meeting without notice or justification, by a simple majority vote.

Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation (1) whose board is classified, stockholders may effect such removal only for cause (unless the certificate of incorporation provides otherwise), or (2) who has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which such director is a part.

Vacancies on the Board of Directors

Under French law, vacancies on the board of directors resulting from death or a resignation, provided that at least three directors remain in office, may be filled by a majority of the remaining directors pending ratification by the next shareholders' meeting.

Under Delaware law, unless the certificate of incorporation or by-laws provide otherwise, vacancies on a corporation's board of directors, including those caused by an increase in the number of directors, may be filled by stockholders or by a majority of the remaining directors.

	France	Delaware
Annual General Meeting

Under French law, the annual general meeting of shareholders shall be held at such place, on such date and at such time as decided each year by the board of directors and notified to the shareholders in the convening notice of the annual meeting, within six months after the close of the relevant fiscal year unless such period is extended by court order.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the by-laws, provided that the court may order an annual meeting upon the application of a director or stockholder if a corporation has not held a meeting within 30 days of a date designated for the meeting or within 13 months after the latest of the company's organization, the last annual meeting or the last action by written consent to elect directors.

General Meeting

Under French law, general meetings of the shareholders may be called by the board of directors or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a public tender offer or exchange offer or the transfer of a controlling block on the date decided by the board of directors or the relevant person.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws.

	France	Delaware
Notice of General Meetings

A first convening notice must be published in the French Journal of Mandatory Statutory Notices (BALO) at least 35 days prior to the meeting. Subject to limited exceptions provided by French law, additional convening notices must be given at least 15 days before the date of the meeting, by means of a notice inserted in both the French BALO and a legal announcement bulletin of the registered office department of the company. Further, the shareholders holding registered shares for at least a month at the time of the latest insertion of the notices shall be summoned individually, by regular letter or by registered letter if the shareholders so request and include an advance of expenses, sent to their last known address. This notice to registered shareholders may also be transmitted by electronic means of telecommunication, in lieu of any such mailing, to any relevant shareholder requesting it beforehand by registered letter with acknowledgement of receipt in accordance with legal and regulatory requirements, specifying his e-mail address. When the shareholders' meeting cannot deliberate due to the lack of required quorum, the second meeting must be called at least ten calendar days in advance in the same manner as used for the first notice. The notice shall specify the name of the company, its legal form, share capital, registered office address, registration number with the French Registry of commerce and companies, the place, date, hour and agenda of the meeting and its nature (ordinary or extraordinary meeting).

	France	Delaware
The meeting notice must indicate the conditions under which the shareholders may vote by correspondence and the places and conditions in which they can obtain voting forms by mail.

Under Delaware law, unless otherwise provided in the certificate of incorporation or by-laws, written notice of any meeting of the stockholders generally must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and (in the case of a special meeting of stockholders) purpose or purposes of the meeting.

Proxy

Under French law, any shareholder may attend the meetings and vote (1) in person, or (2) by granting a proxy to his/her spouse, his/her partner with whom he/she has entered into a civil union or to another shareholder for physical persons or to any person for legal entities, or (3) by sending a proxy to us without indication of the beneficiary (in which case, such proxy shall be cast in favor of the resolutions supported by the board of directors), or (4) by correspondence, or by videoconference or another means of telecommunication allowing identification of the relevant shareholder in accordance with applicable laws. The proxy is only valid for a single meeting or successive meeting convened with the same agenda. It can also be granted for two meetings, one ordinary, the other extraordinary, held within a period of fifteen days.

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

	France	Delaware
Shareholder action by written consent	Under French law, shareholders' action by written consent is not permitted in a société anonyme.

Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation, stockholders may act by written consent signed by stockholders having the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

	France	Delaware
Preemptive Rights

Under French law, in case of issuance of additional shares or other securities giving right, immediately or in the future, to new shares for cash or set-off against cash debts, the existing shareholders have preferential subscription rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the extraordinary meeting deciding or authorizing the capital increase. In case such rights are not waived by the extraordinary general meeting, each shareholder may individually either exercise, assign or not exercise its preferential rights.

Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation's stock.

	France	Delaware
Sources of Dividends

Under French law, dividends may only be paid by a French société anonyme out of "distributable profits", plus any distributable reserves and "distributable premium" that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.

"Distributable profits" consist of the unconsolidated net profits of the relevant corporation for each fiscal year, as increased or reduced by any profit or loss carried forward from prior years.

"Distributable premium" refers to the contribution paid by the shareholders in addition to the par value of their shares for their subscription that the shareholders decide to make available for distribution.

Except in the case of a share capital reduction, no distribution can be made to the shareholders when the net equity is, or would become, lower than the amount of the share capital plus the reserves which cannot be distributed in accordance with the law or the by-laws.

Under Delaware law, subject to any restrictions under a corporation's certificate of incorporation, dividends may be paid by a Delaware corporation either out of (1) surplus or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the Delaware statutory capital is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.

	France	Delaware
Repurchase of Shares

Under French law, a private corporation (which our company will be for French law purposes for so long as it is listed in the United States only) may acquire its own shares for the following purposes only:

—     To decrease its share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction;

—     With a view to distributing within one year of their repurchase the relevant shares to employees or managers under a profit-sharing, restricted free share or share option plan, not to exceed 10% of the share capital;

—     In payment or in exchange for assets acquired by the corporation within two years of their repurchase, not to exceed 5% of the share capital;

—     To sell the relevant shares to any shareholders willing to purchase them as part of a process organized by the corporation within five years, not to exceed 10% of the share capital.

Under Delaware law, a corporation may generally redeem or repurchase shares of its stock unless the Delaware statutory capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation.

	France	Delaware
Liability of Directors and Officers	Under French law, the by-laws may not include any provisions limiting the liability of directors.

Under Delaware law, a corporation's certificate of incorporation may generally include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

—     Any breach of the director's duty of loyalty to the corporation or its stockholders;

—     Acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

—     Intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

—     Any transaction from which the director derives an improper personal benefit.

Voting Rights

French law provides that, unless otherwise provided in the by-laws of a private corporation (which our company will be for French law purposes for so long as it is listed in the United States only), each shareholder is entitled to one vote for each share of capital stock held by such shareholder.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	France	Delaware
Shareholder Vote on Certain Transactions

Generally, under French law, completion of a merger or dissolution requires:

—     The approval of the board of directors; and

—     The approval by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting, or in the case of a merger with a non-EU company, approval of all the shareholders of the corporation.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock or under other certain circumstances, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation's assets or dissolution requires:

—     The approval of the board of directors; and

—     Approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

	France	Delaware
Dissent or Dissenters' Appraisal Rights	French law does not provide for any such right but provides that a merger is subject to shareholders' approval by a two-thirds majority vote as stated above.

Under Delaware law, a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash for the stockholder's shares equal to the fair value of those shares, as determined by the Delaware Court of Chancery in an action timely brought by the corporation or a dissenting stockholder. Unless otherwise provided in the certificate of incorporation, Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

	France	Delaware

—     Shares of stock of the surviving corporation;

—     Shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;

—     Cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

—     Any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the stockholders of the surviving corporation.

Standard of Conduct for Directors

French law does not contain specific provisions setting forth the standard of conduct of a director. However, directors have a duty to act without self-interest, on a well-informed basis and they cannot make any decision against a corporation's corporate interest (intérêt social).

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act loyally, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

	France	Delaware
Shareholder Suits

French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation's interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action are borne by the relevant shareholder or the group of shareholders.

The plaintiff must remain a shareholder throughout the duration of the legal action.

There is no other case where shareholders may initiate a derivative action to enforce a right of a corporation.

A shareholder may alternatively or cumulatively bring an individual legal action against the directors, provided he has suffered distinct damages from those suffered by the corporation. In this case, any damages awarded by the court are paid to the relevant shareholder.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

—     State that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff's shares thereafter devolved on the plaintiff by operation of law; and

—     Allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff's failure to obtain the action; or

—     State the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or settled without the approval of the Delaware Court of Chancery.

Stockholders can also under some circumstances bring "direct" claims that belong only to the stockholder to challenge directors' conduct.

	France	Delaware
Amendment of Certificate of Incorporation

Unlike companies incorporated under Delaware law, the organizational documents of which comprise both a certificate of incorporation and by-laws, companies incorporated under French law only have by-laws (statuts) as organizational documents.

As indicated in the paragraph below, only the extraordinary shareholders' meeting is authorized to adopt or

Under Delaware law, generally a corporation may amend its certificate of incorporation if:

—     Its board of directors has adopted a resolution setting forth the amendment proposed and declared its advisability, and

—     The amendment is adopted by the affirmative votes of a majority (or greater percentage as may be specified by the corporation) of the voting power of the outstanding shares entitled to vote on the amend the by-laws under French law.

amendment and a majority (or greater percentage as may be specified by the corporation) of the voting power of the outstanding shares of each class or series of stock, if any, entitled to vote on the amendment as a class or series.

Amendment of By-laws	Under French law, only the extraordinary shareholders' meeting is authorized to adopt or amend the by-laws.

Under Delaware law, the stockholders entitled to vote have the power to adopt, amend or repeal by-laws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

Limitations Affecting Shareholders of a French Company

Ownership of ADSs or Shares by Non-French Residents

Neither the French Commercial Code nor our By-laws impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, residents outside of France, as well as any French entity controlled by non-French residents, must file an administrative notice with French authorities in connection with their direct and indirect foreign investments in us, including through ownership of ADSs, on the date a binding purchase agreement is executed or a tender offer is made public. Under existing administrative rulings, the following transactions qualify as foreign investments in us:

•

Any transaction carried out on our capital by a non-French resident provided that after the transaction the cumulative amount of the capital or the voting rights held by non-French residents exceeds 33.33% of our capital or voting rights;

•	Any transaction mentioned above carried out by a corporation incorporated under French law whose capital or voting rights are held for more than 33.33% by non-French residents;
•

Any transaction carried out abroad resulting in a change of the controlling shareholder of a corporation incorporated under a foreign law that holds a shareholding or voting rights in us if our capital or voting rights are held for more than 33.33% by non-French residents;

•	Loans and guarantees granted by a corporation incorporated under foreign laws to us in amounts evidencing control over our financing; and
•

Patent licenses granted by a corporation incorporated under foreign laws or management or technical assistance agreements with such corporation that place us in a dependent position vis-à-vis such party or its group.

Violation of this administrative notice requirement is sanctioned by a fine of €750. This amount may be multiplied by five if the violation is made by a legal entity.

Additionally, residents outside of France must file a declaration for statistical purposes with French authorities within twenty working days after the settlement date of certain direct foreign investments in us, including purchases of our ADSs. In particular, such filings are required in connection with investments that exceed EUR 15,000,000 and lead to the acquisition of more than 10% of our company's outstanding ordinary shares or cross the 10% shareholder ownership threshold. Violation of this filing requirement may be sanctioned by five years of imprisonment and a fine of up to twice the amount of the relevant investment. This amount may be multiplied by five if the violation is made by a legal entity.

Foreign Exchange Controls

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

Availability of Preferential Subscription Rights

Under French law, shareholders have preferential rights to subscribe for cash issues of new shares or other securities giving rights to acquire additional new shares on a pro rata basis. Holders of our securities in the United States (which may be in the form of shares or ADSs) may not be able to exercise preferential subscription rights for their securities unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional new shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, holders of our securities in the United States will be unable to exercise any preferential subscription rights and their interests will be diluted. We are under no obligation to file any registration statement in connection with any issuance of new shares or other securities. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with registering the rights, as well as the indirect benefits to us of enabling the exercise by holders of shares and holders of ADSs in the United States of the subscription rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register the rights. We cannot assure you that we will file a registration statement.

For holders of our shares in the form of ADSs, the depositary may make these rights or other distributions available to ADS holders. If the depositary does not make the rights available to ADS holders and determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case the holders will receive no value for them. The information set forth in our prospectus dated July 28, 2016, filed with the SEC pursuant to Rule 424(b), under the heading “Description of American Depositary Shares—Share Dividends and Other Distributions” explains in detail the depositary’s responsibility in connection with a rights offering. See also “Risk Factors—Your right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to your holdings.”

Material Contracts

For information on our material contracts, please see Item 4 and Item 6 of this Annual Report.

C.	Exchange Controls

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

D.	Taxation

Material U.S. Federal Income Tax Considerations to U.S. Holders

The following summary describes the material U.S. federal income tax consequences to U.S. holders (as defined below) of the ownership and disposition of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with ordinary shares or ADSs acquired and held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to holders subject to special tax rules, such as:

•	banks, insurance companies, regulated investment companies and real estate investment trusts;
•	financial institutions;
•	grantor trusts;
•	individual retirement and other tax-deferred accounts;
•	certain former U.S. citizens or long-term residents;
•	brokers or dealers in securities or currencies;
•	traders that elect to use a mark-to-market method of accounting;
•	partnerships and other entities treated as partnership or pass through entities for U.S. federal income tax purposes and partners or investors in such entities;
•	tax-exempt organizations (including private foundations);
•	persons that hold or dispose of ordinary shares or ADSs as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction;
•	persons that have a functional currency other than the U.S. dollar;
•	persons that own (directly, indirectly or constructively) 10% or more of our equity; or
•	persons that are not U.S. holders (as defined below).

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of our ordinary shares and ADSs.

In this section, a “U.S. holder” means a beneficial owner of ordinary shares or ADSs, other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes, that is, for U.S. federal income tax purposes:

•	An individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);
•

A corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	An estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
•

A trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

The discussion below is based upon the provisions of the Code and the U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon the terms of the deposit agreement and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares and ADSs or that such a position would not be sustained.

If a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires, owns or disposes of ordinary shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that acquire, own or dispose of ordinary shares or ADSs should consult their tax advisors.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ordinary shares or ADSs in light of your particular circumstances, including the possible effects of changes in U.S. federal income and other tax laws.

ADSs

Assuming the deposit agreement and all other related agreements will be performed in accordance with their terms, a U.S. holder of ADSs will generally be treated as the beneficial owner for United States federal income tax purposes of the underlying shares represented by the ADSs.

Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax if the U.S. holder does not opt out of the foreign tax credit), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares or ADSs to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income on the day actually or constructively received: (i) by the holder, in the case of ordinary shares, or (ii) by the depositary, in the case of ADSs. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, the excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the ordinary shares or ADSs and thereafter as capital gain (which will be either long-term or short-term capital gain depending upon whether the U.S. holder has held our ordinary shares or ADSs for more than one year as of the time such distribution is received). Notwithstanding the foregoing, we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. See “—Backup Withholding Tax and Information Reporting Requirements” below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

The U.S. dollar amount of dividends received by an individual, trust or estate with respect to the ordinary shares or ADSs will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on ordinary shares or ADSs will be treated as qualified dividends if (i)(a) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program or (b) the dividends are with respect to ordinary shares (or ADSs in respect of such shares) which are readily tradable on a U.S. securities market; (ii) certain holding period requirements are met; and (iii) we are not classified as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. The Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (as amended by any subsequent protocols, including the protocol of January 13, 2009), or the Treaty, has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. The ADSs are listed on the NASDAQ Global Market, and U.S. Treasury Department guidance indicates that the ADSs will be readily tradable on an established U.S. securities market. Thus, we believe that as long as we are not a PFIC, dividends we pay generally should be eligible for the reduced income tax rate on qualified dividends. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisors.

Dividends paid in Euros, including any French withholding taxes (provided that the U.S. holder elects to take the foreign tax credit), will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Euros are converted into U.S. dollars at that time. If Euros are converted into U.S. dollars on the date of actual or constructive receipt, the tax basis of the U.S. holder in those Euros will be equal to their U.S. dollar value on that date and, as a result, a U.S. holder generally should not be required to recognize any foreign currency exchange gain or loss. If Euros so received are not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Euros equal to their U.S. dollar value on the date of receipt. Any foreign currency exchange gain or loss on a subsequent conversion or other disposition of the Euros generally will be treated as ordinary income or loss to such U.S. holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends received by a U.S. holder with respect to ordinary shares (or ADSs in respect of such shares) will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income”.

Subject to certain complex limitations, a U.S. holder generally will be entitled, at its option, to claim either a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any French taxes withheld. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for French taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. holder in the particular taxable year.

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of French withholding taxes and the availability of a foreign tax credit or deduction. See “—French Tax Considerations—Taxation of Dividends” below.

Sale, Exchange or Other Disposition of Ordinary Shares or ADSs

Subject to the PFIC rules discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss, if any, on a sale, exchange or other disposition of ordinary shares or ADSs equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis (in U.S. dollars) in the ordinary shares or ADSs. This recognized gain or loss will generally be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of ADSs or ordinary shares, including availability of a foreign tax credit or deduction in respect of any French tax imposed on a sale or other disposition of ordinary shares or ADSs. See “—Material French Income Tax Considerations—Tax on Sale or Other Disposition”.

Passive Foreign Investment Company

As a non-U.S. corporation, we will be a PFIC for any taxable year if either: (i) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest, rents or royalties and certain gains from the sale of shares and securities or commodities transactions, including amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares or ADSs); or (ii) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total assets. For purposes of the PFIC asset test, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest bearing debt instruments or bank deposits that is readily convertible into cash. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC income and asset tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on the value and composition of our assets, although not free from doubt, we do not believe we were a PFIC for the taxable year ending December 31, 2016, and we do not expect to be a PFIC in the current taxable year or the foreseeable future. However, if there is a change in the type or composition of our gross income, or our actual business results do not match our projections, it is possible that we may become a PFIC in the current taxable year or in future taxable years. The value of our assets for purposes of the PFIC asset test will generally be determined by reference to our market capitalization, which may fluctuate. The composition of our income and assets will also be affected by how, and how quickly, we spend the cash raised in the IPO. Since a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year), we cannot assure you that we will not be or become a PFIC in the current year or any future taxable year.

Default PFIC Rules

If we are a PFIC for any taxable year during which you own our ordinary shares or ADSs, unless you make the mark-to-market election or the Qualified Electing Fund election described below, you will generally be subject to additional taxes and interest charges (i) on certain “excess” distributions we may make and (ii) on any gain realized on the disposition or deemed disposition of your ordinary shares or ADSs. Distributions in respect of your ordinary shares (or ADSs in respect of such shares) during the taxable year will generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares (or ADSs) over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year. In addition, these taxes and interest charges will continue to apply to you even if we cease to be a PFIC, unless you make an election to recognize gain as if you sold your ordinary shares or ADSs on the last day we were a PFIC.

To compute the tax on “excess” distributions or any gain: (i) the “excess” distribution or the gain will be allocated ratably to each day in your holding period for the ADSs or the ordinary shares; (ii) the amount allocated to the current taxable year and any taxable year before we first became a PFIC will be taxed as ordinary income in the current year; (iii) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year; and (iv) an interest charge at the rate for underpayment of taxes will be imposed with respect to any portion of the “excess” distribution or gain described under (iii) above that is allocated to such other taxable years. In addition, if we are a PFIC or, with respect to a particular U.S. holder, we are treated as a PFIC for the taxable year in which the distribution was paid or the prior taxable year, no distribution that you receive from us will qualify for taxation at the preferential rate for non-corporate holders discussed in “—Distributions” above.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such a U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by the lower-tier PFIC and our disposition of shares of the lower-tier PFIC, even though such U.S. holder would not receive the proceeds of those distributions or dispositions.

If a U.S. holder owns our ADSs or ordinary shares during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 with respect to the company, generally with the U.S. holder’s federal income tax return for that year.

You should consult with your own tax advisor regarding the application to you of the PFIC rules, including any reporting requirements, if we are a PFIC.

Mark-to-Market Election

If we are a PFIC for any taxable year during which you own our ADSs, you will be able to avoid the rules applicable to “excess” distributions or gains described above if the ADSs are “marketable” and you make a timely “mark-to-market” election with respect to your ADSs. The ADSs will be “marketable” stock as long as they remain regularly traded on a national securities exchange, such as NASDAQ. Such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, but no assurances can be given in this regard. Our ordinary shares are not “marketable” stock, and therefore you will not be able to make a mark-to-market election with respect to your ordinary shares.

You should consult with your own tax advisor regarding the applicability and potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ordinary shares or ADSs if we are or become a PFIC, including the procedures for making such an election.

QEF Election

Alternative rules to the default PFIC rules set forth above apply if an election is made to treat us as a “Qualified Electing Fund”, or QEF, under Section 1295 of the Code. A QEF election is available only if the U.S. holder receives an annual information statement from the PFIC setting forth its ordinary earnings and net capital gains, as calculated for U.S. federal income tax purposes. We do not intend to provide you with the information statement necessary to make a QEF election. Accordingly, you will not be able to make or maintain such an election with respect to your ordinary shares or ADSs.

Net Investment Income Tax

Certain U.S. holders that are individuals, estates or trusts may be subject to a 3.8% tax on all or a portion of their “net investment income”, which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares or ADSs. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the net investment income tax to its income and gains in respect of its investment in the ordinary shares or ADSs.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of ordinary shares or ADSs. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, ordinary shares or ADSs by a paying agent within the United States or who is a U.S.-related financial intermediary to a U.S. holder, other than U.S. holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States or who is a U.S.-related financial intermediary will be required to withhold at the applicable statutory rate, currently 28%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. holder (other than U.S. holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such holder’s U.S. federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Certain U.S. holders may be required to report information with respect to such holder’s interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a “financial institution”. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. holders are urged to consult their own tax advisors regarding foreign financial asset reporting obligations and their possible application to the holding of ordinary shares or ADSs.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in our ordinary shares or ADSs. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Material French Income Tax Considerations

The following describes the material French income tax consequences to U.S. Holders (as defined below) of purchasing, owning and disposing of the ADSs and, unless otherwise noted, this discussion is the opinion of Jones Day, our French tax counsel, insofar as it relates to matters of French tax law and legal conclusions with respect to those matters.

This discussion does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership or disposition of our securities to any particular investor and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below.

In 2011, France introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules, among other things, provide for the inclusion of trust assets in the settlor’s net assets for purpose of applying the French wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities (including ADSs) held in trusts. If securities are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

The description of the French income tax and wealth tax consequences set forth below is based on the Agreement between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (as amended by any subsequent protocols, including the protocol of January 13, 2009), or the Treaty and on the tax guidelines issued by the French tax authorities in force as of the date of this Annual Report.

For the purposes of this discussion, the term “U.S. Holder” means a beneficial owner of securities that is (1) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (2) a U.S. domestic corporation or certain other entities created or organized in or under the laws of the United States or any state thereof, including the District of Colombia, or (3) otherwise subject to U.S. federal income taxation on a net income basis in respect of securities.

If a partnership holds securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds securities, such holder is urged to consult its own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

This discussion applies only to investors that hold our securities as capital assets that have the U.S. dollar as their functional currency, that are entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty and whose ownership of the securities is not effectively connected to a permanent establishment or a fixed base in France. Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below.

U.S. Holders are urged to consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of securities in light of their particular circumstances, especially with regard to the “Limitations on Benefits” provision.

Estate and Gift Taxes and Transfer Taxes

In general, a transfer of securities by gift or by reason of death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

Financial Transactions Tax

Pursuant to Article 235 ter ZD of the French Tax Code (Code général des impôts), or the FTC, purchases of certain securities issued by a French company, including ordinary shares and ADSs, which are listed on a regulated market of the EU or an exchange market formally acknowledged by the French AMF (in each case within the meaning of the

French Monetary and Financial Code, or the FMFC) are subject in France to a 0.3% tax on financial transactions, or the FTT, provided inter alia that the issuer’s market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year.

A list of companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the French Tax Code used to be published annually by the French Ministry of Economy. It is now published by the French tax authorities and could be amended at any time. Pursuant to Regulations BOI-ANNX-000467-20161220 issued on December 20, 2016, Talend is currently not included in such list. Please note that such list may be updated from time to time, or may not be published anymore in the future.

Consequently, Talend’s securities should not fall within the scope of the FTT. After the date of this Annual Report, purchases of Talend’s securities may thus be subject to the FTT if Talend’s market capitalization exceeds €1.0 billion.

Registration Duties

In the case where the FTT is not applicable, (1) transfers of shares issued by a French company which are listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement ( acte ) executed either in France or outside France, whereas (2) transfers of shares issued by a French company which are not listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% notwithstanding the existence of a written statement ( acte ). As ordinary shares of Talend are not listed, their transfer is subject to uncapped registration duties at the rate of 0.1% notwithstanding the existence of a written agreement ( acte ).

Although the official guidelines published by the French tax authorities are silent on this point, ADSs should in any event remain outside of the scope of the aforementioned 0.1% registration duties.

Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) applies only to individuals and does not generally apply to securities held by a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such U.S. Holder does not own directly or indirectly more than 25% of the issuer’s financial rights.

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 30%. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. Holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 30% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. Holder who is a U.S. resident as defined pursuant to the provisions of the Treaty and whose ownership of the ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. Holder has in France, is generally reduced to 15%, or to 5% if such U.S. Holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.

For U.S. Holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on Benefits” provision of the Treaty, are complicated, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. Holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits in light of their own particular circumstances.

Dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates of 5% or 15% provided that such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Dividends paid to a U.S. Holder that has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 30%, or 75% if paid in a non-cooperative State or territory as defined in Article 238-0 A of the FTC (unless the Company proves that neither the purpose nor the effect of paying the dividend in that State or territory are that of allowing, with the intent of tax evasion or avoidance, their location in such a State or territory), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Form 5000 and Form 5001, together with appropriate instructions, will be provided by the depositary to all U.S. Holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. Holders of ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to obtain immediately a reduced withholding tax rate.

Tax on Sale or Other Disposition

In general, under the Treaty, a U.S. Holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption (other than redemption proceeds characterized as dividends under French domestic tax law or administrative guidelines), sale or exchange of ADSs unless the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France.

Special rules apply to U.S. Holders who are residents of more than one country.

E.	Dividends and Paying Agents

Not applicable.

F.	Statements by Experts

Not applicable.

G.	Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and file reports under those requirements with the SEC. Those reports may be inspected without charge at the locations described below.

We maintain a corporate website at www.talend.com. We intend to post this Annual Report on our website promptly following it being filed with the SEC. We use our website as a channel of distribution for important company information. Important information, including press releases, analyst presentations and financial information regarding us, as well as corporate governance information, is routinely posted and accessible on the “Investor Relations” section of the website, which is accessible by clicking on the tab labeled “Company-Investors” on our website home page.

Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

You may also review a copy of this Annual Report, including exhibits and any schedule filed herewith and obtain copies of such materials at prescribed rates, at the SEC’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-330. The SEC maintains a website (www.sec.gov) that contains reports regarding registrants, such as Talend, that file electronically with the SEC.

With respect to references made in this Annual Report to any contract or other document of Talend, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report for copies of the actual contract or document.

H.	Subsidiary Information

Not applicable.

Item 11.         Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations as a result of changes in foreign currency exchange rates. Our sales contracts are generally denominated in the local currency of the entity with which they are contracted. Our operating expenses are generally denominated in the local currencies of the countries where our operations are located. Most of our expenses are incurred in Euros and United States dollars. We have not entered into derivatives or hedging transactions, as our exposure to foreign currency exchange rates has historically been partially hedged as our Euro denominated inflows have covered our Euro denominated expenses and our USD denominated inflows have covered our USD denominated expenses. However, we may enter into derivative or hedging transactions in the future if our exposure to foreign currency should become more significant.

Interest Rate Risk

We had cash and cash equivalents of $9.2 million, $6.9 million and $91.0 million at December 31, 2014, 2015 and 2016, respectively. The carrying amount of our cash equivalents reasonably approximates fair value, as a result of the short maturities of investment instruments used. The primary objective of our investment activities is the preservation of capital, and we do not enter into investments for trading or speculative purposes. Short-term and long-term investments we hold are in the form of term deposits with fixed interest rates, thereby limiting their exposure related to interest rate fluctuations. We maintain a revolving credit facility with floating interest rates that would subject us to interest rate fluctuations. A hypothetical 10% increase in interest rates during the year ended December 31, 2016 would not have had a material impact on our financial statements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations.

Item 12.         Descriptions of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents one ordinary share deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. Each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In this description, references to ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, Floor 12, New York, NY, 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we do not treat you as a shareholder of ours and you do not have any shareholder rights. French law governs shareholder rights. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are set forth in the deposit agreement. The deposit agreement and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is incorporated by reference as an exhibit to this Annual Report. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Fees and Expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of ordinary shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 or less for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	A fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
•	A fee of U.S.$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
•

An aggregate fee of U.S.$0.02 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

A fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

A fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	Stock transfer or other taxes and other governmental charges;
•	Cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of ordinary shares, ADRs or deposited securities;
•	Transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
•

In connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

•	Fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan Chase Bank, N.A. and/or its agent may act as principal for such conversion of foreign currency. For further details see https://www.adr.com.

We pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

The depositary may make available to us a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

PART II

Item 13.         Defaults, Dividends Arrearages and Delinquencies

None.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

On July 28, 2016, our registration statement on Form F-1 (File No. 333-212279) was declared effective for our IPO. The net offering proceeds to us from the offering were approximately $91.3 million. There has been no material change in the planned use of proceeds from our IPO from that described in our prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act on July 29, 2016.

Item 15.         Controls and Procedures

A.	Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2016. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention of overriding of the controls and procedures. Accordingly, even effective disclosures controls and procedures can provide only reasonable assurance of achieving their controls objectives.

Based on the evaluation of our disclosure controls and procedures, our CEO and CFO concluded that, as of such date, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.	Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2016, there were no changes in our internal controls over financial reporting that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.         Reserved

Not applicable.

Item 16A.         Audit Committee Financial Expert

Our Board has determined that Mr. Patrick S. Jones, the chairman of our audit committee, is an audit committee financial expert as defined by the SEC rules. Mr. Jones is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B.          Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that applies to all of our employees, executive officers and directors. The Code of Conduct is available on our website at www.talend.com. The audit committee of our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Item 16C.         Principal Accountant Fees and Services

KPMG S.A. has served as our independent registered public accounting firm for 2015 and 2016. Our accountant’s fees for professional services in each of those fiscal years are (in thousands):

	Fiscal Years
	2015	2016
Audit Fees (1)	$ 431	$ 2,065
Audit-Related Fees	-	-
Tax Fees	6	6
All Other Fees	-	-
	$ 437	$ 2,071

(1)

Audit fees consist of fees incurred or expected to be incurred for professional services rendered for the audit of our annual consolidated financial statements, review of our quarterly consolidated financial statements and services that are normally provided by KPMG S.A. in connection with statutory and regulatory filings or engagements. In 2016, Audit Fees also include services rendered related to our IPO.

The audit committee has adopted a policy for pre-approving audit and non-audit services and associated fees of the Company’s independent registered public accounting firm. Under this policy, the audit committee must pre-approve all services and associated fees provided to the Company by its independent registered public accounting firm, with certain exceptions described in the policy.

Item 16D.         Exemption from the Listing Standards for Audit Committee

Not applicable.

Item 16E.         Purchases of Equity Securities by the Issuer and Affiliated Purchases

Not applicable.

Item 16F.         Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.         Corporate Governance

For a description of the significant ways in which our corporate governance practices differ from those required for U.S. companies listed on Nasdaq, see “Item 6.C—Board Practices.”

Item 16H.         Mine Safety Disclosure

Not applicable.

PART III

Item 17.         Financial Statements

See Item 18 below.

Item 18.         Financial Statements

Our audited consolidated financial statements as required under Item 18 are included as part of this Annual Report, starting on page F-1.

Item 19.         Exhibits

A list of exhibits included as part of this Annual Report is set forth in the Index to Exhibits that immediately follows the signature page of this Annual Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TALEND S.A.

/s/ Michael Tuchen
Name: Michael Tuchen
Title: Chief Executive Officer

Dated:  March 6, 2017

INDEX TO EXHIBITS

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibits	Filing Date	Filed Herewith

1.1	By-laws (status) of Talend S.A. (English Translation) dated as of February 3, 2017.					X

2.1	Form of Deposit Agreement between Talend S.A. and JPMorgan Chase Bank, N.A., as depositary, and Owners and Holders of the American Depositary Shares.	F-1	333-212279	4.1	7/11/2016

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1).	F-1	333-212279	4.2	7/11/2016

2.3+	Stock Option Plans—2016, 2015, 2014, 2013, 2012, 2011 and 2010.	F-1	333-212279	10.22	7/19/2016

2.4+	Form of BSA Grant Document (English translation).	F-1	333-212279	10.23	7/27/2016

2.5+	Form of BSPCE Grant Document (English translation).	F-1	333-212279	10.24	6/28/2016

2.6+	Form of OSA Grant Document.	F-1	333-212279	10.25	6/28/2016

2.7	Square 1 Bank Loan and Security Agreement, dated as of May 29, 2015, among Talend, Inc., Talend USA, Inc. and Square 1 Bank.	F-1	333-212279	10.11	6/28/2016

2.8	First Amendment to Square 1 Bank Loan and Security Agreement, dated as of March 7, 2016, among Talend, Inc., Talend USA, Inc. and Square 1 Bank.	F-1	333-212279	10.12	6/28/2016

2.9	Guarantee and Indemnity, dated as of July 8, 2015, by and between Talend Ltd and Square 1 Bank.	F-1	333-212279	10.13	6/28/2016

2.10	First-Demand Guarantee, dated as of June 29, 2015, by Talend S.A. in favor of Square 1 Bank.	F-1	333-212279	10.14	6/28/2016

2.11	Supplemental Agreement, dated as of June 29, 2015, by and between Talend S.A. and Square 1 Bank.	F-1	333-212279	10.15	6/28/2016

2.12	Debenture, dated as of July 8, 2015, by and between Talend Ltd and Square 1 Bank.	F-1	333-212279	10.16	6/28/2016

2.13	First Rank Accounts Pledge Agreement, dated as of June 29, 2015, by and between Talend S.A. and Square 1 Bank.	F-1	333-212279	10.17	6/28/2016

2.14	Pledge of Receivables Agreement, dated as of June 29, 2015, by and between Talend S.A. and Square 1 Bank.	F-1	333-212279	10.18	6/28/2016

Exhibit Number	Exhibit Description	Form	File No.	Exhibits	Filing Date	Filed Herewith

2.15	Pledge of IP Rights Agreement, dated as of June 29, 2015, by and between Talend S.A. and Square 1 Bank.	F-1	333-212279	10.19	6/28/2016

2.16	Pledge Agreement, dated as of June 29, 2015, by and between Talend S.A. and Square 1 Bank.	F-1	333-212279	10.20	6/28/2016

4.1	Bonitasoft Software License and Support Agreement, dated as of October 10, 2011, by and between Bonitasoft, Inc. and Talend, Inc.	F-1	333-212279	10.1	6/28/2016

4.2	Amendment No. 1 to Bonitasoft Software License and Support Agreement, dated as of April 12, 2012, by and between Bonitasoft, Inc. and Talend, Inc.	F-1	333-212279	10.2	6/28/2016

4.3	Lease Agreement, dated as of April 11, 2014, by and between Westport Office Park, LLC and Talend, Inc.	F-1	333-212279	10.3	6/28/2016

4.4	First Amendment to Lease Agreement, dated as of December 16, 2014, by and between Westport Office Park, LLC and Talend, Inc	F-1	333-212279	10.4	6/28/2016

4.5	Second Amendment to Lease Agreement, dated as of April 20, 2015, by and between Westport Office Park, LLC and Talend, Inc.	F-1	333-212279	10.5	6/28/2016

4.6	English Summary of the Commercial Lease Agreement, dated as of February 7, 2014, by and between Foncière Medicale N°1 and Talend S.A.	F-1	333-212279	10.6	6/28/2016

4.7	English Summary of the First Amendment to Commercial Lease Agreement, dated as of April 14, 2014, by and between Foncière Medicale N°1 and Talend S.A	F-1	333-212279	10.7	6/28/2016

4.8	English Summary of the Second Amendment to Commercial Lease Agreement, dated as of September 11, 2015, by and between Foncière Medicale N°1 and Talend S.A	F-1	333-212279	10.8	6/28/2016

4.9	English Summary of the Third Amendment to Commercial Lease Agreement, dated as of January 20, 2016, by and between Foncière Medicale N°1 and Talend S.A.	F-1	333-212279	10.9	6/28/2016

4.10	English Summary of the Fourth Amendment to Commercial Lease Agreement, dated as of April 26, 2016, by and between Foncière Medicale N°1 and Talend S.A.	F-1	333-212279	10.10	6/28/2016

4.11	Form of Indemnification Agreement between Talend S.A. and each of its executive officers and directors.	F-1	333-212279	10.21	6/28/2016

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibits	Filing Date	Filed Herewith

4.12+	Executive Employment Agreement, dated October 1, 2013, by and between Talend, Inc. and Michael Tuchen.	F-1	333-212279	10.26	6/28/2016

4.13+	Offer Letter, dated December 13, 2009, by and between Talend, Inc. and Thomas Tuchscherer.	F-1	333-212279	10.27	6/28/2016

4.14+	Amendment to Offer Letter, dated February 12, 2016, by and between Talend, Inc. and Thomas Tuchscherer	F-1	333-212279	10.28	6/28/2016

4.15+	Offer Letter, dated April 10, 2014, by and between Talend, Inc. and Ashley Stirrup.	F-1	333-212279	10.29	6/28/2016

4.16+	Offer Letter, dated October 27, 2014, by and between Talend, Inc. and Brad Stratton.	F-1	333-212279	10.30	6/28/2016

4.17+	Offer Letter, dated December 18, 2015, by and between Talend, Inc. and Barbara Cadigan.	F-1	333-212279	10.31	6/28/2016

4.18+	Offer Letter, dated December 10, 2013, by and between Talend, Inc. and Nello Franco.	F-1	333-212279	10.32	6/28/2016

4.19+	Employment Agreement, dated July 3, 2014, by and between Talend, Inc. and Laurent Bride (English translation).	F-1	333-212279	10.33	6/28/2016

4.20+	Expatriation Agreement, dated June 22, 2015, by and between Talend S.A. and Laurent Bride (English translation).	F-1	333-212279	10.34	6/28/2016

4.21+	Form of Change of Control and Severance Agreement.	F-1	333-212279	10.36	7/11/2016

4.22	Shareholder Agreement, dated as of June 24, 2016, by and among Talend S.A. and certain shareholders.	F-1	333-212279	10.35	6/28/2016

8.1	List of Subsidiaries of Talend S.A.					X

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.					X

12.3	Certificate of Co-Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.					X

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibits	Filing Date	Filed Herewith

15.1	Consent of KPMG S.A., Independent Registered Public Accounting Firm.					X

+  Indicates management contract or compensatory plan.

Talend S.A.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders Talend S.A.

          We have audited the accompanying consolidated statements of financial position of Talend S.A. and subsidiaries (the "Company") as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Talend S.A. and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Paris La Défense, France

March 6, 2017

KPMG S.A.

/s/ Grégoire Menou	/s/ Jacques Pierre

Grégoire Menou Partner	Jacques Pierre Partner

TALEND S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

		Year Ended December 31,
	Notes	2014	2015	2016

Revenue
Subscriptions		$49,290	$62,722	$88,629
Professional services		13,291	13,238	17,355
Total revenue	6	62,581	75,960	105,984
Cost of revenue
Subscriptions		4,542	8,283	12,278
Professional services		11,616	10,425	13,290
Total cost of revenue		16,158	18,708	25,568
Gross profit		46,423	57,252	80,416
Operating expenses
Sales and marketing		42,851	49,169	67,580
Research and development		13,242	15,075	19,251
General and administrative		13,086	14,453	19,577
Total operating expenses		69,179	78,697	106,408
Loss from operations		(22,756)	(21,445)	(25,992)
Finance income	8	515	21	2,603
Finance expense	8	(81)	(589)	(791)
Loss before income tax expense		(22,322)	(22,013)	(24,180)
Income tax (expense) benefit	9	(199)	7	(63)
Net loss for the year (1)		$(22,521)	$(22,006)	$(24,243)

Net loss per share attributable to ordinary shareholders:
Basic and diluted net loss per share	17	$(6.09)	$(5.79)	$(1.68)

Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:		3,696	3,803	14,464

 (1) The loss for the year is wholly attributable to the owners of the Company

The above consolidated statements of operations should be read in conjunction with the accompanying notes.

TALEND S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,
	2014	2015	2016

Net loss for the year	$(22,521)	$(22,006)	$(24,243)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment	1,564	2,328	(463)
Tax effect on foreign exchange differences	—	—	—
Total comprehensive loss for the year	$(20,957)	$(19,678)	$(24,706)

The above consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

TALEND S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

		As of December 31,
	Notes	2015	2016

Assets
Current assets:
Cash and cash equivalents	13	$6,930	$91,023
Trade receivables, net	12	26,862	38,016
Other current assets	13	4,976	6,559
Total current assets		38,768	135,598
Non-current assets:
Property and equipment, net	10	2,397	2,543
Goodwill	11	3,005	2,912
Intangible assets, net	11	834	509
Other non-current assets	13	3,057	3,089
Total non-current assets		9,293	9,053
Total assets		$48,061	$144,651
Liabilities
Current liabilities:
Trade and other payables	13	$15,331	$21,270
Provisions	13	536	759
Deferred revenue		49,679	74,119
Borrowings	18	151	143
Total current liabilities		65,697	96,291
Non-current liabilities:
Provisions	13	272	553
Deferred revenue		24,584	29,776
Borrowings	18	9,991	6
Total non-current liabilities		34,847	30,335
Total liabilities		100,544	126,626
Equity
Share capital	15	2,450	2,980
Share premium		94,931	194,992
Foreign currency translation reserve		2,014	1,551
Share-based payments reserve		4,580	7,574
Other reserves		8,371	—
Accumulated losses		(164,829)	(189,072)
Total shareholders’ equity (deficit)		(52,483)	18,025
Total liabilities and shareholders' equity (deficit)		$48,061	$144,651

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

TALEND S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

			Foreign currency	Share-based	Other	Accumulated	Total
	Share capital	Share premium	translation reserve	payments reserve	reserves	loss	equity
Balance at January 1, 2014	$2,405	$93,034	$(1,878)	$965	$8,371	$(120,302)	$(17,405)
Comprehensive loss:
Net loss for the year	—	—	—	—	—	(22,521)	(22,521)
Other comprehensive loss	—	—	1,564	—	—	—	1,564
Total comprehensive loss for the year	—	—	1,564	—	—	(22,521)	(20,957)
Exercise of stock awards	9	302	—	—	—	—	311
Share-based compensation	—	—	—	1,258	—	—	1,258
Balance at December 31, 2014	$2,414	$93,336	$(314)	$2,223	$8,371	$(142,823)	$(36,794)
Comprehensive loss:
Net loss for the year	—	—	—	—	—	(22,006)	(22,006)
Other comprehensive loss	—	—	2,328	—	—	—	2,328
Total comprehensive loss for the year	—	—	2,328	—	—	(22,006)	(19,678)
Issuance of ordinary and preferred shares	13	1,437	—	—	—	—	1,450
Exercise of warrants	10	—	—	—	—	—	10
Exercise of stock awards	13	158	—	—	—	—	171
Share-based compensation	—	—	—	2,357	—	—	2,357
Balance at December 31, 2015	$2,450	$94,931	$2,014	$4,580	$8,371	$(164,829)	$(52,483)
Comprehensive loss:
Net loss for the year	—	—	—	—	—	(24,243)	(24,243)
Other comprehensive loss	—	—	(463)	—	—	—	(463)
Total comprehensive loss for the year	—	—	(463)	—	—	(24,243)	(24,706)
Issuance of ordinary shares upon initial public offering, net of offering costs and underwriters commissions and discounts	510	90,818	—	—	—	—	91,328
Exercise of stock awards	20	872	—	—	—	—	892
Release of other reserves upon the completion of initial public offering	—	8,371	—	—	(8,371)	—	—
Stock-based compensation	—	—	—	2,994	—	—	2,994
Balance at December 31, 2016	$2,980	$194,992	$1,551	$7,574	$—	$(189,072)	$18,025

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

TALEND S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2014	2015	2016
Cash flows from operating activities:
Net loss for the year	$(22,521)	$(22,006)	$(24,243)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	702	986	1,193
Amortization of intangible assets	692	482	314
Unrealized gain foreign exchange	(222)	162	(2,486)
Non-cash finance costs	76	74	85
Stock-based compensation	1,258	2,357	2,994
Loss on disposal of fixed assets	44	—	—
Income tax for the year	199	(7)	63
Income tax (paid) received	(108)	63	(172)
Changes in operating assets and liabilities:
Trade receivables	6,975	(11,865)	(12,545)
Other assets	(3,276)	1,585	(1,524)
Trade and other payables	(1,387)	4,741	6,648
Provisions	388	160	277
Deferred income	2,889	13,289	32,769
Net cash (used in) from operating activities	(14,291)	(9,979)	3,373
Cash flows from investing activities:
Acquisition of property and equipment	(2,593)	(788)	(1,417)
Net cash used in investing activities	(2,593)	(788)	(1,417)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs and underwriters commissions and discounts	—	—	91,818
Proceeds from issuance of ordinary and preferred shares	311	1,631	926
Proceeds from borrowings	3,531	9,914	2,000
Repayment of borrowings	(1,659)	(2,616)	(12,142)
Prepayment fee under Square 1 loan	—	—	(267)
Net cash from financing activities	2,183	8,929	82,335
Net increase (decrease) in cash and cash equivalents	(14,701)	(1,838)	84,291
Cash and cash equivalents at beginning of the year	25,355	9,191	6,930
Effect of exchange rate changes on cash and cash equivalents	(1,463)	(422)	(198)
Cash and cash equivalents at end of year	$9,191	$6,930	$91,023

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

1.	Corporate information

The Company is incorporated in France with its registered office located at 9, rue Pages, 92150 Suresnes. Information on the Group's structure is provided in Note 21, "Group Information".

Talend's software platform, Talend Data Fabric, integrates data and applications in real-time across modern big data and cloud environments, as well as traditional systems, allowing organizations to develop a unified view of their business and customers.

The accompanying consolidated financial statements of Talend S.A. (the "Company") and its subsidiaries (together, "Talend" or the "Group") were authorized for issue by the board of directors on March 6, 2017.

In August 2016, the Company completed its initial public offering (“IPO”) in which 5.7 million ordinary shares were issued and sold, including 456,852 additional ordinary shares purchased by the underwriters, at a public offering price of $18.00 per share. Net proceeds were $91.3 million after deducting underwriting discounts and commissions of $7.2 million and other offering expenses of $4.2 million.

Prior to the Company’s IPO a 1-for-8 reverse share split, effective on June 18, 2016, was approved by Talend S.A. shareholders at the General Meeting of Shareholders on June 1, 2016.

2.	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB") and related interpretations issued by the IFRS Interpretations Committee.

(a)	New accounting standard and interpretation applied for the first time in the year ended December 31, 2016

          There were no new accounting standards, amendments or interpretations having a significant impact on the financials statements of the Group.

(b)	New accounting standards not yet adopted

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which supersedes current revenue recognition requirements. The standard will be effective for the Group for financial periods beginning on January 1, 2018 with early adoption permitted, and provides alternative approaches to adoption. The standard’s core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step model to achieve its core principle: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.  In addition, entities must disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative disclosures are also required. The Company plans to adopt this guidance on January 1, 2018 and is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures and has not selected an adoption method. The Company’s evaluation includes determining whether the unit of account (i.e., performance obligations) will change as compared to current IFRS, as well as determining the standalone selling price of each performance obligation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

2.	Statement of compliance (Continued)

In July 2014, the IASB issued IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and which provides guidance that may impact the classification and measurement of financial assets and will result in additional disclosures. It also includes, a new credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. The standard will be effective for the Group for financial periods beginning on January 1, 2018, with early adoption permitted. The Group plans to adopt IFRS 9 initially on January 1, 2018 and does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In January 2016, the IASB issued the IFRS 16, Leases, which supersedes the existing leases standard, IAS 17, Leases, and related interpretations. The standard introduces a single lessee accounting model. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard. The standard also contains enhanced disclosure requirements for lessees. It is effective for the Group for financial periods beginning on January 1, 2019, though early adoption is permitted and provides alternative approaches to adoption. The Group is assessing the potential impact of IFRS 16 on its consolidated financial statements.

The significant accounting policies adopted in the preparation of these consolidated financial statements are set out below. These accounting policies have been consistently applied to all years presented, unless otherwise stated.

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments measured at fair value through profit or loss.

3.	Summary of significant accounting policies

(a)	Principles of consolidation

The consolidated financial statements include the consolidated statements of financial position, statements of operations, comprehensive loss, changes in equity and cash flows of the Company and its consolidated subsidiaries. Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. From the date that control ceases, these entities are no longer consolidated.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intercompany transactions and balances have been eliminated in the consolidation process.

(b)	Business combinations

Business combinations are accounted for using the acquisition method whereby acquired companies are included in the consolidated financial statements from their acquisition date. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred to the Company and liabilities assumed by the Company.

If contingent consideration is identified in an acquisition, it is recorded at fair value determined on the acquisition date using a discounted cash flow model. Subsequently, contingent consideration that is classified as equity is not re-measured while other contingent consideration is re-measured to fair value at each reporting period with gains or losses recorded in profit and loss. The Group elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

3.	Summary of significant accounting policies (Continued)

Transaction costs, other than those associated with the issue of debt or equity securities, which are incurred by the Group in connection with a business combination are expensed as incurred and recorded in general and administrative expenses.

The Group measures goodwill as the consideration transferred plus the recognized amount of any non-controlling interest in the acquired entity, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. Goodwill is subsequently measured at cost less accumulated impairment losses. If the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred plus the amount of any non-controlling interests in the acquired entity, the excess is recognized in the consolidated statements of operations as a bargain purchase gain.

(c)	Foreign currency

Functional and presentation currency

The functional currency for the Company is the Euro; however, these consolidated financial statements are presented in U.S. dollars, which is the Company's presentation currency. The management and shareholders of the Company measure performance on a group level using the U.S. dollar.

The Group determines the functional currency of each subsidiary in accordance with International Accounting Standard ("IAS") 21, The Effects of Changes in Foreign Exchange Rates, based on the currency of the primary economic environment in which each subsidiary operates, and items included in the financial statements of such entity are measured using that functional currency.

Foreign currency transactions

Transactions in foreign currencies are initially recorded by the Group entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange at the reporting date. Foreign currency differences arising on translation are generally recognized in the consolidated statements of operations.

Long-term monetary assets held by the Company in a foreign subsidiary for which settlement is neither planned nor likely to occur in the foreseeable future are a part of the entity’s net investment in a foreign operation. Accordingly, pursuant to IAS 21, The Effects of Changes in Foreign Exchange Rates, exchange differences on these items are recorded in other comprehensive income until the investment’s disposal or disqualification. Otherwise, exchange differences are recorded in the consolidated statements of operations.

Translation from functional to presentation currency

Assets and liabilities of the Company and its subsidiaries are translated from their functional currency into the U.S. dollar presentation currency at the rate of exchange prevailing at the reporting date and their income statements are translated at average exchange rates as long as they represent a reasonable approximation of the exchange rates at the dates of the relevant transactions. The average rate is determined by taking the average of the month-end closing rates, unless such method results in a material distortion.

The exchange differences arising on translation to the presentation currency for consolidation are recognized in other comprehensive income (loss) and accumulated in the foreign currency translation reserve.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

3.	Summary of significant accounting policies (Continued)

Main exchange rates used for translation

The main exchange rates used for translation (one unit of each foreign currency converted to USD) are summarized in the following table:

	2014		2015		2016
	Closing rate	Average rate	Closing rate	Average rate	Closing rate	Average rate

Euro (€)	1.2101	1.3287	1.0859	1.1095	1.0522	1.1068
Pound Sterling (£)	1.5577	1.6472	1.4745	1.5242	1.2330	1.3551
Japanese Yen	0.0083	0.0095	0.0083	0.0083	0.0086	0.0092
Chinese Yuan Renminbi (RMB)	0.1611	0.1623	0.1540	0.1591	0.1440	0.1505
Swiss Francs (CHF)	1.0065	1.0939	0.9975	1.0371	0.9818	1.0152
Canadian Dollar (CAD)	—	—	0.7225	0.7782	0.7438	0.7549
Australian Dollar (AUD)	—	—	0.7285	0.7456	0.7202	0.7437
Singapore Dollar (SGD)	—	—	0.7058	0.7087	0.6909	0.7244
Swedish Krona (SEK)	—	—	—	—	0.1099	0.1140

(d)	Revenue recognition

The Group primarily derives revenue from two sources:

"	subscription revenue which is comprised of direct or indirect sales of subscription-based license agreements for Talend technologies; and
"	related professional services revenue.

The Group recognizes revenue in line with IAS 18, Revenue, when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group, and the stage of completion of the transaction at the end of the reporting period can be measured reliably.

Subscription revenue

A subscription includes a license to use software, access to technical support and rights to fixes and updates of new versions of the software, on a when-and-if available basis, during the term of the subscription. Subscription revenues are recognized ratably over the contract terms beginning with the commencement date of each subscription agreement, and when all other revenue recognition criteria have been satisfied. Subscription-based arrangements generally have a contractual term of one to three years. For the twelve-month periods ending December 31, 2015 and 2016, new subscription sales had an average pre-billed duration of 1.4 years and 1.3, years respectively.

The Group sells its offerings through two channels: 1) directly to customers, which includes sales by the Group's sales force and 2) indirectly through value added channel partners and resellers. The Group negotiates directly with resellers on contracts to provide its subscriptions as it would with direct customers, and does not have the ability or right to establish pricing between resellers and end users. The Group issues resellers a non-exclusive reseller subscription of its products and resellers function as non-exclusive resellers to market, sell and provide the Group's products and support services to end users. Resellers have discretion with setting the price with the end users and the Group does not bear any of the risks or rewards with regard to the sales made by its resellers to end users. Revenue recognition for indirect customers is the same as for direct customers as the terms of sale are substantially similar.

Additionally, the Group occasionally enters into arrangements to embed a license or generated code into a third party application or service for which the Group receives a royalty. For royalty lump sum arrangements, revenue is recognized over the term of the royalty agreement. For sales based royalty arrangements, revenue is recognized upon receiving proof of sell-through. Royalty revenue is reported under subscription revenues.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

3.	Summary of significant accounting policies (Continued)

Professional services revenue

The Group offers professional services which include consulting and training and associated expenses. Consulting services include implementation support to our customers during subscription setup and consist of time-based arrangements for which the revenue is recognized as the services are rendered. Training revenue results from contracts to provide educational services to customers and partners regarding the use of the Group technologies and is recognized as training is delivered.

Multiple-element arrangements

The Group can enter into transactions that are multiple-element arrangements where a subscription and consulting and training services are sold together. These elements are recognized separately unless the services are deemed essential to the functionality of the other elements in the arrangement (i.e. the software license).

The Group first allocates revenue to consulting and training services based on the relative fair value method and allocates any remaining amount to the subscription using the residual method. The Group is able to determine reliably the fair value of a consulting or training services component based on historical pricing for the component or a similar component that has been sold on a standalone basis. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria have been met for the respective component.

Support is not accounted for separately from the license included in the subscription fee as mentioned above it is not sold separately as the subscriptions sold by the Group include both license and support.

Deferred revenue

Deferred revenue includes future revenue from subscriptions that will be recognized ratably over the remaining term of the contract period, beginning on the commencement date of each contract, and for the undelivered portion of consulting and training services that the customer has prepaid but for which services have not yet been performed.

(e)	Financial instruments

(i)	Non-derivative financial assets

The Group has the following non-derivative financial assets: deposits, trade receivables and certain other receivables and cash and cash equivalents.

The Group initially recognizes non-derivative financial assets on the date that they are originated.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

A valuation allowance for trade receivables is recognized if the recoverable amount is less than the carrying amount.

Loans and receivables comprise deposits, trade receivables and certain other receivables.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

3.	Summary of significant accounting policies (Continued)

Cash and cash equivalents

Cash and cash equivalents comprised of cash at banks and highly liquid deposits with original maturities of less than three months that are readily convertible into a known amount of cash and are subject to insignificant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management, if any, are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(ii)	Non-derivative financial liabilities

The Group has the following non-derivative financial liabilities: borrowings and trade and other payables. The Group initially recognizes non-derivative financial liabilities on the date that they are originated. Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Advances for research and development projects are obtained by BPI France and are reimbursable should the project be successful (see Note 18). These interest free rate advances are initially accounted for a fair value by discounting future cash flows at a market interest rate. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in the consolidated statements of operations.

(iii)	Derivative instruments

The Group recognizes derivative financial instruments at the fair value on the date the derivative contracts are entered into, and such instruments are subsequently re-measured to fair value at the end of each reporting period. All changes in fair value are recognized immediately in the consolidated statements of operations.

The only derivative financial instrument of the Group was, until the IPO in July 2016 at which time they were cancelled, the BSA Ratchet warrants. See Note 15 (d) for a discussion on BSA Ratchet warrants.

(iv)	Classification of financial instruments within the fair value hierarchy

When measuring the fair value of an asset or a liability, the Group uses observable market data to the extent possible. IFRS 13, Fair Value Measurement, requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

"	Level 1: quoted prices (unadjusted) in active markets for identical financial assets or liabilities.

"	Level 2: inputs other than quoted prices in active markets, that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices).

"	Level 3: inputs that are not based on observable market data.

The fair value measurement level within the fair value hierarchy for a particular asset or liability is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

3.	Summary of significant accounting policies (Continued)

Financial instruments not measured at fair value on the Company's consolidated statement of financial position, but which require disclosure of their fair values include: cash and cash equivalents, trade receivables and certain other receivables, deposits, trade and certain other payables and borrowings.

For cash and cash equivalents, trade receivables and certain other receivables, trade and certain other payables, their fair value is deemed to approximate their carrying amount due to the short term nature of these balances.

For deposits, as they are not significant, the difference between their fair value and their carrying amount is not deemed significant.

For borrowings, their fair value was categorized as Level 2 and was estimated based on a discounted cash flow method using a market interest rate for similar borrowings.

The only instruments measured at fair value on the Company's consolidated statement of financial position are the BSA ratchet warrants, categorized as Level 3, which were cancelled in July 2016 and which previously had an immaterial fair value. See Note 15(d).

(f)	Share capital

Preferred shares

The Company’s preferred shares are classified as equity as they are non-redeemable, convertible into a fixed number of ordinary shares, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Company’s shareholders.

All preferred shares were converted into ordinary shares upon the closing of the Company’s IPO in August 2016.

Ordinary shares

Ordinary shares are classified as equity.

Equity transaction costs

Incremental and external costs directly attributable to the equity transactions are accounted for as a deduction from equity, net of tax effect, in accordance with paragraphs 35 and 37 of IAS 32, Financial Instruments: Presentation.

(g)	Property and equipment

(h)	Recognition and measurement

Property and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes expenditures directly attributable to the acquisition of the assets. Purchased software that is an integral part of the functionality of the related equipment is capitalized as part of that equipment.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

3.	Summary of significant accounting policies (Continued)

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property and equipment, and are recognized within the consolidated statements of operations.

(ii)Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in the consolidated statements of operations on a straight-line basis over the estimated useful lives of each part of an item of property and equipment, or in the case of leasehold improvements and certain leased equipment, over the lease term if shorter, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for each asset class are as follows:

"	leasehold improvements: remainder of lease term
"	computer equipment: 3 years
"	fixtures and fittings: 3 to 10 years

Depreciation methods, useful lives and residual values are reviewed at each year-end and adjusted if appropriate.

(i)	Intangible assets

Intangible assets include acquired customer relationships, acquired developed technology and acquired in-process research and development technology ("IPR&D technology").

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses.

Intangibles acquired through a business combination are recognized separately from goodwill, initially at fair value on the acquisition date. Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

(i)	Customer relationships

Customer relationships generate business revenue that will likely be repeated by the acquired customers. The customer relationships are amortized over the expected useful life of such relationships.

The initial valuation methodology used is generally based on the excess earnings method, which seeks to segregate future cash flows attributable solely to acquired customer relationships. Revenue from acquired customers is expected to grow at a rate based on management's intent to increase subscription rates over time and reflect the declining probability of repeat business with the acquired customers based on the cumulative probability of retention rates.

(ii)Acquired developed technology

Developed technology includes purchased software and a developed internet interface platform using non-proprietary software and hardware. The initial valuation methodology used is based on the relief-from-royalty method and on the assumption that, in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of this asset class. Revenue related to developed technology is estimated using the acquired entity's estimated revenue. A royalty rate of 7.75% was used in the calculation, which represents the royalty rate the Company believed most closely represented similar licensing arrangements of similar assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

3.	Summary of significant accounting policies (Continued)

(iii)In-process research and development technology

IPR&D technology includes acquired in process developed internet interface platform. The initial valuation methodology used was based on the relief-from-royalty method. This method is based on the assumption that, in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of this asset class. The IPR&D is not amortized until technical completion is achieved and the asset is available for its intended use. Revenue related to IPR&D was estimated using the acquired entity's estimated revenue. A royalty rate of 5.75% was used in the calculation, which represents the royalty rate the Company believed most closely represented similar licensing arrangements of similar assets.

(iv)Amortization

The useful lives of intangible assets are assessed to be either finite or indefinite.

All of our intangible assets have finite useful lives and amortization is recognized in the consolidated statements of operations on a straight-line basis over the estimated useful lives of intangible assets, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of operations in the expense category, consistent with the function of the intangible asset.

The estimated useful lives for each intangible asset class are as follows:

Customer relationships	7 - 9	years
Acquired developed technology	3 - 7	years
In-process research and development technology	5 - 7	years

Amortization methods, useful lives and residual values are reviewed at each year end and adjusted if appropriate.

(j)	Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in the consolidated statements of operations and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through the consolidated statements of operations.

Non-financial assets

Goodwill, intangible assets and property and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated at each year end. Goodwill is tested for impairment at each year end during the fourth quarter and when circumstances indicate that the carrying value may be impaired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

3.	Summary of significant accounting policies (Continued)

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit, or CGU"). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the CGUs or the group of CGUs that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes.

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by the chief operating decision maker. The Group's chief operating decision maker is the Group's chief executive officer, who reviews operating results to make decisions about allocating resources and assessing performance based on consolidated financial information. The Group's chief decision maker reviews operating results at an entity-wide level and accordingly the Group has determined it operates as one operating segment with a single CGU.

When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized in the consolidated statements of operations. Impairment losses are allocated first to reduce the carrying amount of any goodwill and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses relating to goodwill cannot be reversed in future periods.

The recoverable amount of a CGU is the greater of its value in use and its fair value less costs of disposal. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

At December 31, 2015 the recoverable amount of the CGU was determined using the discounted cash flow calculation, along with other value indicators, based on a value-in-used using the following assumptions:

•	Discount rate of 15,5%;
•	perpetual growth rate used in terminal value of 3%; and
•	budgeted margins based on past performance and future expectations, adjusted for anticipated revenue growth.

On this basis, the impairment tests did not result in any impairment losses as of December 31, 2015.

The recoverable amount of the CGU as at December 31, 2016 was estimated based on the market capitalization of the Company, which is significantly higher than the carrying amount.

(k)	Employee benefits

(i)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the consolidated statements of operations in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

3.	Summary of significant accounting policies (Continued)

The Group's obligations under these plans are recorded in "Trade and other payables". Material defined contribution plans are operated in the following countries: France, the United States, the United Kingdom and Germany.

(ii)Defined benefit plan

A defined benefit plan is a post-employment benefit plan. The Group's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value and recorded in "Provisions".

(iii)Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(iv)Share-based payments

Employees, executives and board members of the Group receive remuneration in the form of share-based payments, whereby they render services as consideration for equity instruments which are considered equity-settled transactions. The cost of equity-settled transactions are recognized, together with a corresponding increase in equity, by reference to the fair value determined at the grant date of the share-based awards, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the beneficiary becomes fully entitled to the award (the "vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has lapsed and the Group's best estimate of the number of equity instruments that will ultimately vest. Share-based awards are expensed based on a graded vesting method, over the vesting period as the awards vest in tranches over the vesting period.

Determining the fair value of the share-based awards at the grant date requires judgment. The Company calculated the fair value of each option award on the grant date using a Black-Scholes option pricing model. The Black-Scholes model requires the estimation of a number of variables, including, the expected volatility, expected term, risk-free interest rate and dividend yield. In addition, the determination of the fair value of awards granted before the IPO required estimating the fair value of the Company’s shares.

The estimation of share awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period the estimates are revised. Actual results, and future changes in estimates, may differ substantially from current estimates.

If an equity-settled award is cancelled, it is treated as if it had been forfeited on the date of cancellation, and any expense previously recognized for unvested shares is immediately reversed.

(l)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

3.	Summary of significant accounting policies (Continued)

(m)	Government grants and other government assistance

Government grants are recognized initially as deferred income at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant. Grants that compensate the Group for expenses incurred are recognized in the consolidated statements of operations as a reduction of research and development expense on a systematic basis in the same periods in which the expenses are recognized. Grants that compensate the Group for the cost of an asset are recognized in the consolidated statements of operations on a systematic basis over the useful life of the asset.

The Research Tax Credit (Crédit d'Impôt Recherche, or "CIR") is a French tax incentive to stimulate research and development conducted in France. Entities that demonstrate that their research expenditures meet the required CIR criteria are able to offset the income tax to be paid. If taxes due are not sufficient to cover the full amount of tax credit at the end of the three year period, the difference is repaid in cash to the entity by the authorities. The CIR is calculated based on the claimed volume of eligible research and development expenditures. The CIR is accounted for by analogy to a government grant per IAS 20 and as a result, is deducted from research and development expenses in the consolidated statements of operations.

(n)	Finance income and finance costs

Finance income and finance costs mainly include:

"	interest income recognized in the consolidated statements of operations, using the effective interest method;
"	Interest expense on borrowings that are recognized in the consolidated statements of operations, using the effective interest method; and
"	net foreign exchange gains and losses.

(o)	Income tax

Income tax expense comprises current income tax payable and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of operations except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax assets and liabilities for the current and prior periods are comprised of amounts expected to be recovered from or paid to taxation authorities. The calculation of current tax is based on tax rates and tax laws enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets, related to unused tax losses, tax credits and deductible temporary differences, are generally recognized to the extent that it is probable that taxable profits will be available against which those unused tax losses, tax credits and deductible temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the reporting date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

3.	Summary of significant accounting policies (Continued)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(p)	Research and development expenses

Research and development expenses include all direct costs, primarily headcount costs for Group personnel and outside consultants, related to the development of new software products and significant updates and enhancements to existing software products. Research costs are expensed as incurred.

Amortization expense of acquired developed technology and IPR&D is also included in research and development expense.

Costs incurred from development of computer software are capitalized only when all the following criteria are met:

"	technical feasibility necessary for the completion of the development project;
"	intention to complete the project and use or sell it;
"	ability to use or sell the intangible asset;
"	future economic benefits are probable;
"	technical and financial resources are available to complete the project; and
"	expenditures attributable to the project can be measured reliably.

The Group has assessed the conditions for recognition of an internally generated asset from software development activities and concluded that all criteria were not fulfilled; therefore, no research and development costs have been capitalized.

(q)	Off-balance sheet arrangements

The company has no off balance sheet arrangements other than those disclosed as operating leases in Note 19, "Commitments and Contingencies".

4.	Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

4.	Critical accounting estimates and judgments (Continued)

The most significant areas that require management judgment and estimates relate to:

1.	recognition of revenue;

2.	recognition and valuation of the Research Tax Credit;

3.	goodwill impairment test;

4.	measurement of share-based compensation;

5.	capitalization of research and development costs, and;

6.	recognition of deferred tax assets.

The accounting policies for these areas are discussed elsewhere in these Consolidated Financial Statements.

5.	Financial risk management

The main financial risks arising from the Company's activities are foreign currency risk, credit risk and cash flow liquidity risk. The interest rate risk is considered low. Management reviews and agrees policies for managing each of these risks which are summarized below. The Company's board of directors is made aware of and reviews management's risk assessments prior to entering into significant transactions.

Foreign currency risk

The Group is exposed to currency risk on sales, purchases, cash and cash equivalents and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily the Euro, but also includes U.S. Dollars (USD), RMB and Pound Sterling.

Cash deposits are primarily in financial institutions in France and the United States. In addition, cash for monthly operating costs of international operations are deposited in banks outside France.

Given that a significant proportion of revenue and costs are matched at a local level in local currency, management did not consider the risk in 2016 or prior comparative periods to be significant. If there was a mismatch of these costs and revenue within any particular currency and if there was a significant strengthening or weakening of one of the primary currencies in which the Group operates, there is a reporting and currency risk that would need to be mitigated with transfer of cash deposits between countries.

The effect of a hypothetical 10% change in the Euro exchange rates applicable to our business would have had an approximate impact on our net loss of $1.7 million for the year ended December 31, 2014, and $0.7 million for both years ended December 31, 2015 and 2016. We have not entered into derivatives or hedging transactions as our exposure to foreign currency exchange rates has not been material to our historical operating results, but we may do so in the future if our exposure to foreign currency should become more significant.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers.

The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. At December 31, 2015 and 2016, the top ten customers collectively accounted for 29% and 19%, respectively, of the Group trade receivables. The solvency of these major customers and the diversity of the other smaller customers help limit credit risk.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

5.	Financial risk management (Continued)

The Group does not consider that any of its customers or geographic areas present a significant risk of non-collection that could materially impact the financial position of the Group as a whole.

The Group primarily places its cash and cash equivalents with high-credit quality financial institutions.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant. The Group evaluated its liquidity risk based on its cash inflows and outflows for the next 12 months and concluded it to be low, as the Group has sufficient cash as of December 31, 2016 to meet its short-term and long-term cash outflows. The Group's long-term commitments under operating leases, representing its undiscounted future cash outflows, are disclosed in Note 19, "Commitments and Contingencies".

The following tables present the Group's financial liabilities based on their contractual maturities (amounts disclosed in the tables are the contractual, undiscounted cash flows):

	One year	One to five
	or less	years	Total
	(in thousands)
As of December 31, 2016
Trade and other payables	$21,270	$—	$21,270
Borrowings	143	6	149
	$21,412	$6	$21,419

	One year	One to five
	or less	years	Total
	(in thousands)
As of December 31, 2015
Trade and other payables	$15,331	$—	$15,331
Borrowings	823	10,337	11,160
	$16,154	$10,337	$26,491

6.	Revenues by geographic region

The following table sets forth the Group's total revenue by region for the periods indicated. The revenues by geographic region were determined based on the country where the sale took place.

	Year Ended December 31,
	2014	2015	2016
	(in thousands)

Americas	$23,244	$33,602	$47,188
EMEA	37,468	40,201	55,422
Asia Pacific	1,869	2,157	3,374
	$62,581	$75,960	$105,984

Revenues from our country of domicile, France, totaled approximately $14.1 million, $14.9 million and $20.1 million for the years ended December 31, 2014, 2015 and 2016, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

7.	Expenses by nature

          Results from operating activities included the following expenses (in thousands):

	Year Ended December 31,
	2014	2015	2016

Depreciation:
Computer equipment	$420	$519	$649
Fixtures and fittings	108	131	119
Leasehold improvements	174	336	425
Total depreciation	702	986	1,193
Amortization:
Customer relationships	218	182	182
Developed technology	315	167	—
IPR&D technology	159	133	132
Total amortization	$692	$482	$314
Total depreciation and amortization	$1,394	$1,468	$1,507

Employee benefits expense:
Salaries and wages	$31,763	$36,816	$52,057
Variable compensation	11,658	14,041	18,770
Payroll taxes	8,584	8,830	11,291
Share-based payment expense	1,258	2,357	2,994
Defined contribution plan expense	529	809	1,550
Total employee benefits expense	$53,792	$62,853	$86,662

8.	Finance income and finance expense

	Year Ended December 31,
	2014	2015	2016

Finance income
Interest income on bank deposits	$33	$17	$70
Gain on financial security	—	4	117
Net foreign exchange gain	482	—	2,416
Finance income	515	21	2,603

Finance costs
Interest expense on loans	(81)	(295)	(791)
Net foreign exchange loss	—	(294)	—
Finance expense	(81)	(589)	(791)
Net finance income (loss)	$434	$(568)	$1,813

Interest paid during the years ended December 31, 2014, 2015 and 2016 were $0 million, $0.2 million and $0.6 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

9.	Income tax

The major components of income tax expense for the years ended December 31, 2014, 2015 and 2016 are as follows (in thousands):

	Year Ended December 31,
	2014	2015	2016

Current income tax:
Current income tax charge	$(180)	$(42)	$(60)
Adjustment for prior year	(19)	49	(3)
Income tax (expense) benefit	$(199)	$7	$(63)

The following table provides a reconciliation of the income tax expense calculated at the French statutory tax rate to the income tax expense (in thousands).

	Year Ended December 31,
	2014	2015	2016

Loss before income tax expense	$(22,322)	$(22,013)	$(24,180)
At France's statutory income tax rate of 33.33% plus 1.1% surcharge in fiscal 2014, 2015 and 2016	7,686	7,579	8,325
Effect of different tax rates of subsidiaries operating in countries other than France	(69)	(455)	(105)
Non-deductible expenses	(760)	(852)	(1,116)
Effective change in tax rates	(25)	(33)	(6,428)
Deferred tax assets not recognized	(7,041)	(6,310)	(802)
Other items, net	10	78	63
Income tax (expense) benefit	$(199)	$7	$(63)

At December 31, 2015 and 2016 the Group had the following deferred tax assets which have not been recognized (in thousands):

	Year Ended December 31,
	2015	2016

Tax losses	$43,239	$41,766
Other temporary differences	2,812	8,193
Total deferred tax assets	$46,051	$49,959

Deferred tax assets have not been recognized for the above temporary differences since the Group has been in a loss position for the past three years and it is not probable that the Group will generate future taxable income in the near term against which to utilize the temporary differences.

Gross tax losses expire as follows (in thousands):

	Year Ended December 31,
	2015	2016

From 1 to 5 years	$231	$580
Thereafter	8,755	8,654
Indefinite	117,936	130,553
Total gross tax losses	$126,922	$139,787

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

10.	Property and equipment

Property and equipment as of December 31, 2016 included the following (in thousands):

	Computer	Fixtures and	Leasehold
Cost	Equipment	Fittings	Improvements	Total
Balance at January 1, 2016	$2,898	$903	$1,687	$5,488
Additions	849	127	441	1,417
Disposals	—	(25)	(9)	(34)
Effect of change in exchange rates	(102)	(31)	(79)	(212)
Balance at December 31, 2016	3,645	974	2,040	6,659
Depreciation
Balance at January 1, 2016	2,091	437	563	3,091
Depreciation expense	649	119	425	1,193
Disposals	—	(25)	(9)	(34)
Effect of change in exchange rates	(133)	33	(34)	(134)
Balance at December 31, 2016	$2,607	$564	$945	$4,116
Carrying amount at December 31, 2016	$1,038	$410	$1,095	$2,543

Property and equipment as of December 31, 2015 included the following (in thousands):

	Computer	Fixtures and	Leasehold
Cost	Equipment	Fittings	Improvements	Total
Balance at January 1, 2015	$2,609	$833	$1,567	$5,009
Additions	483	112	176	771
Disposals	(68)	(8)	—	(76)
Effect of change in exchange rates	(126)	(34)	(56)	(216)
Balance at December 31, 2015	2,898	903	1,687	5,488
Depreciation
Balance at January 1, 2015	1,756	288	246	2,290
Depreciation expense	519	131	336	986
Disposals	(68)	(8)	—	(76)
Effect of change in exchange rates	(116)	26	(19)	(109)
Balance at December 31, 2015	$2,091	$437	$563	$3,091
Carrying amount at December 31, 2015	$807	$466	$1,124	$2,397

11.	Goodwill and intangible assets

Goodwill

Goodwill consisted of the following (in thousands):

	As of December 31,
	2015	2016
Cost
Balance at beginning of period	$3,349	$3,005
Effect of change in exchange rates	(344)	(93)
Balance at end of period	$3,005	$2,912

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

11.	Goodwill and intangible assets (Continued)

Intangible assets

Intangible assets as of December 31, 2016 included the following (in thousands):

	Customer	Developed	IPR&D
	relationships	technology	technology	Total
Cost
Balance at January 1, 2016	$1,428	$1,690	$908	$4,026
Disposals	—	(17)	—	(17)
Effect of change in exchange rates	(44)	(52)	(28)	(124)
Balance at December 31, 2016	1,384	1,621	880	3,885
Amortization
Balance at January 1, 2016	907	1,690	595	3,192
Amortization expense	182	—	132	314
Disposals	—	(17)	—	(17)
Effect of change in exchange rates	(36)	(52)	(25)	(113)
Balance at December 31, 2016	$1,053	$1,621	$702	$3,376
Carrying amount at December 31, 2016	$331	$—	$178	$509

Intangible assets as of December 31, 2015 included the following (in thousands):

	Customer	Developed	IPR&D
	relationships	technology	technology	Total
Cost
Balance at January 1, 2015	$1,591	$1,881	$1,012	$4,484
Effect of change in exchange rates	(163)	(191)	(104)	(458)
Balance at December 31, 2015	1,428	1,690	908	4,026
Amortization
Balance at January 1, 2015	811	1,711	518	3,040
Amortization expense	182	167	133	482
Effect of change in exchange rates	(86)	(188)	(56)	(330)
Balance at December 31, 2015	$907	$1,690	$595	$3,192
Carrying amount at December 31, 2015	$521	$—	$313	$834

12.	Trade receivables

The Group's trade receivables consisted of the following (in thousands):

	As of December 31,
	2015	2016

Trade receivables	$27,365	$38,680
Less: Allowance for doubtful accounts	(503)	(664)
Trade receivable, net	$26,862	$38,016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

12.	Trade receivables (Continued)

The movements in the allowance for doubtful accounts of receivables were as follows (in thousands):

	As of December 31,
	2014	2015	2016

Balance at beginning of year	$244	$134	$503
Charge for the year	(92)	378	173
Write-off of receivable	—	—	—
Effect of change in exchange rates	(18)	(9)	(12)
	$134	$503	$664

As of December 31, 2015 and 2016, the aging analysis of net trade receivables that were not impaired is as follows (in thousands):

		Neither past due
	Total	nor impaired	Past due but not impaired
			< 30 days	30 - 90 days	> 90 days
At December 31, 2016	38,016	34,352	2,710	899	55
At December 31, 2015	26,862	24,772	1,742	333	15

At December 31, 2015 and 2016 the past due balances totaled 8% and 10%, respectively, of the total net trade receivable (net of allowance for doubtful accounts). The related balances are not considered to be impaired.

13.	Other balance sheet accounts

Cash and cash equivalents

Cash and cash equivalents consisted of the following (in thousands):

	As of December 31,
	2015	2016

Cash at banks	$6,930	$21,496
Cash equivalents	—	69,527
Total cash and cash equivalents	$6,930	$91,023

At December 31, 2016, cash equivalents consist of money market securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

13.	Other balance sheet accounts (Continued)

Other current and non-current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of December 31,
	2015	2016

Royalties	$330	$490
Software subscriptions	1,143	1,414
Research tax credit	806	804
Unbilled revenue	437	244
Prepaid rent	259	41
Prepaid insurance	109	510
Prepaid sales and marketing events	353	1,191
Other assets	1,539	1,865
Total other current assets	$4,976	$6,559

Other assets primarily relate to loans and advances to employees and various deposits.

Other non-current assets consisted of the following (in thousands):

	As of December 31,
	2015	2016

Research tax credit	2,069	2,684
Deposits	840	299
Royalties	148	90
Other non-current assets	—	16
Total other non-current assets	$3,057	$3,089

Trade and other payables

Trade and other payables consisted of the following (in thousands):

	As of December 31,
	2015	2016

Trade payables	$1,260	$4,009
Employee related and social debts	8,419	10,379
VAT payable	2,315	3,446
Other taxes	486	524
Other current liabilities	2,851	2,912
Trade and other payables	$15,331	$21,270

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

13.	Other balance sheet accounts (Continued)

Provisions

Provisions consisted of the following (in thousands):

	Employee	Post-employment
	litigation	benefits	Total
Balance at January 1, 2015	$711	$299	$1,010
Provisions made during the year	689	—	689
Amounts used during the year	(860)	—	(860)
Unused amounts reversed during the year	(4)	(27)	(31)
Balance at December 31, 2015	$536	$272	$808
Provisions made during the period	387	281	668
Amounts used during the period	(164)	—	(164)
Balance at December 31, 2016	$759	$553	$1,312

The provision balance includes severance provisions and estimated legal expenses for disputes with former employees as well as post-employment benefits for the lump sum retirement indemnity required to be paid to French employees.

Deferred revenue

At December 31, 2015 and 2016, deferred revenue associated with subscriptions accounted for $70.9 million and $98.7 million, respectively, of the total deferred revenue balance of $74.3 million and $103.9 million, respectively. The remaining amount of deferred revenue relates to professional services.

14.	1-for-8 reverse share split

On June 1, 2016, our shareholders approved a 1-for-8 reverse split of our outstanding shares. Under French law, the reverse share split is effective on June 18, 2016. Share-related disclosures, including nominal values, subscription prices per share, number of ordinary shares and preferred shares, and net earnings (loss) per share calculations, have been adjusted to reflect the 1-for-8 reverse share split up to June 18, 2016. The impact of the one-for-eight reverse share split on the Company's share options, employee warrants (BSPCE) and warrants (BSA) was a change to the conversion rate, whereby holders of share options, employee warrants (BSPCE) and warrants (BSA) will exercise eight options or warrants for one of the Company's ordinary shares. The number of outstanding share options, employee warrants (BSPCE) and warrants (BSA) has not changed due to the one-for-eight reverse share split. The exercise price for each option or warrant that has been granted has also not changed. The Company has rounded down for any fractional shares.

Subsequent to June 18, 2016, the Company’s share options, employee warrants (BSPCE) and warrants (BSA) were granted based on a post reverse share split basis with a 1-for-1 conversion rate.

15.	Share capital and reserves

(a)	Movements in the periods presented

Ordinary and preferred share data as well as nominal value and subscription prices per share included in these financial statements have been adjusted to reflect the 1-for-8 reverse share split that is effective on June 18, 2016. The Company has rounded down for any fractional shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

15.	Share capital and reserves (Continued)

The following table presents (in thousands) the movement in ordinary shares and non-redeemable convertible preferred shares ("preferred shares"):

	Ordinary	Preferred Shares	Preferred Shares	Preferred Shares	Preferred Shares	Preferred Shares	Preferred Shares	Preferred Shares	Preferred Shares	Preferred Shares	Total Preferred
	Shares	Series B	Series C	Series C Prime	Series D	Series E	Series E Prime	Series F	Series G	Series H	Shares

Balance at January 1, 2014	29,025	10,922	11,000	3,704	27,273	13,280	2,031	54,468	11,449	14,005	148,132
Effect of 1-for-8 reverse share split that occurred on June 1, 2016	(25,398)	(9,557)	(9,625)	(3,241)	(23,864)	(11,620)	(1,777)	(47,660)	(10,018)	(12,254)	(129,616)
Total	3,627	1,365	1,375	463	3,409	1,660	254	6,808	1,431	1,751	18,516
Exercise of stock options	86	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2014	3,713	1,365	1,375	463	3,409	1,660	254	6,808	1,431	1,751	18,516
Issue of shares under exercise of share warrants	-	-	-	-	-	-	-	-	111	-	111
Issue of preferred shares to executives	-	-	-	-	-	-	-	-	-	105	105
Issue of shares to executives	157	-	-	-	-	-	-	-	-	-	-
Exercise of stock options	35	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2015	3,905	1,365	1,375	463	3,409	1,660	254	6,808	1,542	1,856	18,732
Issue of shares from initial public offering	5,707	-	-	-	-	-	-	-	-	-	-
Conversion of preferred shares to ordinary at closing of IPO	18,732	(1,365)	(1,375)	(463)	(3,409)	(1,660)	(254)	(6,808)	(1,542)	(1,856)	(18,732)
Exercise of stock options	213	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2016	28,557	0	0	0	0	0	0	0	0	0	0

At December 31, 2016, there were 28,557,153 ordinary shares outstanding, each with a nominal value of €0.08.

In 2014, 2015 and 2016, the Company's board of directors acknowledged increases in share capital as a result of the issuance of 85,599, 34,529, and 212,775 ordinary shares, respectively, upon the exercise of share options, employee warrants BSPCE and warrants (BSA) classified as share-based payments (See Note 16), representing a total amount of €0.2 million for 2014 and 2015, and €0.8 million for 2016 (share premium included).

In June 2015, the Company's board of directors acknowledged an increase of the share capital by a nominal value of €8,888 as a result of the issuance at nominal value of 111,111 Series G preferred shares upon the exercise of BSA warrants related to the above-mentioned convertible bonds.

In June 2015, the Company's board of directors approved the issuance of (i) 104,855 Series H preferred shares with a nominal value of €0.08 at an issue price of €8.40 per share (share premium included) for a total subscription value of €0.9 million to a current Company director, (ii) 46,651 ordinary shares with a nominal value of €0.08 at an issue price of €9.44 per share (share premium included) for a total subscription value of €0.4 million and of (iii) 110,281 ordinary shares (See Note 16(d)) at par value for a total subscription value equal to €8,000.

On August 3, 2016, the Company completed its IPO in which it issued and sold 5.7 million ADSs, each representing one of the Company’s ordinary shares, including 456,852 additional ADSs pursuant to an option granted to the underwriters at a public offering price of $18.00 per share. Upon the closing of the Company’s IPO, all then-outstanding preferred shares were converted into 18,732,413 ordinary shares based on a ratio of 1-for-1. Each holder of ordinary shares is entitled to one vote per ordinary share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

15.	Share capital and reserves (Continued)

(b)	Ordinary shares

Shares have a nominal value of €0.08 (after the effect of a 1-for-8 reverse share split was approved at the Talend S.A. General Meeting of Shareholders on June 1, 2016 and effective on June 18, 2016). Each ordinary share is entitled to one vote.

(c)	Preferred shares

Preferred shares were created and issued with each financing round prior to the Company’s IPO. The primary preference elements for the various series of preferred shares related to their liquidation preference in the event of sale or liquidation of the Company. As discussed above, at the closing of the IPO, all outstanding preferred shares were converted to ordinary shares and there are no preferred shares outstanding at December 31, 2016.

(d)	BSA ratchet warrants

In the past, BSA Ratchet warrants granted to certain of the Company's investors which were exercisable only if and when the fair value of the Company’s shares were lower than the subscription price of the preferred shares to which the BSA Ratchet warrants were related. These BSA Ratchet were cancelled automatically at the closing of the Company’s IPO, pursuant to their terms and conditions. These BSA ratchet warrants were derivative financial instruments which previously had an immaterial fair value (it was highly unlikely that the shares fair value become lower than the last financing round).

(e)	Other reserves

French law requires that the holders of warrants be protected against an increase in the cost of the nominal value of the Company’s shares. A specific non-distributable reserve was set up for this purpose in June 2011 and can be used only on exercise of the warrants outstanding at that date. This reserve must remain outstanding until the last related warrant has expired. In compliance with French law, should the related warrants be exercised, the holder would pay the exercise price agreed at grant date and the balance would be borne by the Company. Upon the closing of the IPO, the rights under the non-distributable reserve were cancelled and the reserve balance of $8.4 million was transferred from ‘‘other reserves’’ to ‘‘share premium’’ at that date.

16.	Stock-based payment plans

The board of directors adopted the 2016 Stock Option Plan, or the 2016 Plan, 2015 Stock Option Plan, 2014 Stock Option Plan, the 2013 Stock Option Plan, the 2012 Stock Option Plan, the 2011 Stock Option Plan and the 2010 Stock Option Plan (collectively, the "Stock Option Plans"). The Company grants share-based awards under the current plan, the 2016 Plan, which was adopted by the Company’s board of directors on May 13, 2016 and approved by its shareholders at a meeting held on June 1, 2016. The 2016 Plan was amended by the Company’s board of directors on June 27, 2016, the amendment removed any right of acceleration of the employee stock options in case of a liquidity event, like the IPO.

As a result of the 1-for-8 reverse share split, effective on June 18, 2016, the conversion rate of the Company's stock options, employee warrants (BSPCE) and warrants (BSA) is adjusted for periods up to this date to reflect a 1-for-8 conversion rate (see Note 14).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

16.	Stock-based payment plans (Continued)

The following table illustrates the number of options and warrants outstanding and weighted-average exercise prices ("WAEP") of share options and warrants with an 8-for1 conversion rate during the period (in thousands, except WAEP):

	Number of	Number of employee	Number of	WAEP per option/
	stock options	BSPCE warrants	BSA warrants	warrant
Balance at January 1, 2014	11,256	3,507	330	$0.53
Granted during the year	3,711	1,135	-	0.95
Forfeited during the year	(1,759)	(530)	-	0.57
Exercised during the year	(633)	(52)	-	0.37
Balance at December 31, 2014	12,575	4,060	330	$0.65
Granted during the year	5,831	471	-	1.23
Forfeited during the year	(1,545)	(392)	-	0.67
Exercised during the year	(73)	(203)	-	0.30
Balance at December 31, 2015	16,788	3,936	330	$0.82
Granted during the year	1,934	289	300	1.52
Forfeited during the year	(976)	(193)	—	1.35
Exercised during the year	(968)	(404)	(330)	0.45
Balance at December 31, 2016	16,778	3,628	300	$0.88

Subsequent to June 30, 2016, the Company granted stock options, employee warrants (BSPCE) and warrants (BSA) granted on a 1-for-1 basis, whereby holders of these stock awards will exercise 1 option or warrant for 1 of the Company’s ordinary shares.

The following table illustrates the number of stock options and warrants outstanding and WAEP of stock options and warrants with a 1-for-1 conversion rate (in thousands, except WAEP):

	Number of	Number of employee	Number of	WAEP per option/
	stock options	BSPCE warrants	BSA warrants	warrant

Balance at January 1, 2016	—	—	—	$—
Granted during the period	735	94	18	16.64
Exercised during the period	—	—	—	—
Forfeited during the period	(4)	(1)	—	15.85
Balance at December 31, 2016	731	93	18	$16.64

The weighted-average remaining contractual life for stock options and warrants outstanding as of December 31, 2014, 2015 and 2016, was 8.3 years, 7.9 years and 7.7 years, respectively.

At December 31, 2014 and 2015, there were a total number of stock options, employee warrants (BSPCE) and warrants (BSA) available for grant under the Company's share pool reserve of 6,264,580 and 4,747,827 options, respectively, representing potential shares for 783,072 and 593,478, respectively. At December 31, 2016, there were a total number of stock options, employee warrants (BSPCE) and warrants (BSA) available for grant under the Company's share pool reserve of 1,457,910.

In general, vesting of stock options and warrants occurs over four years, with 25% on the one year anniversary of the grant and 1/16th on a quarterly basis thereafter. Options have a contractual life of ten years. Individuals must continue to provide services to the Group in order to vest. Upon termination, all unvested options are forfeited and vested options must generally be exercised within three months. All expenses related to these plans have been recorded in the consolidated statements of operations in the same line items as the related employee's cash-based compensation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

16.	Stock-based payment plans (Continued)

(a)	Stock options

The board of directors has approved Stock Option Plans for the granting of stock options to employees outside of France. The terms of the Stock Option Plans are substantially the same and at this time new share option grants may only be made pursuant to the 2016 Plan. Stock options may be granted to any individual employed by the Group.

In addition, under French law, the maximum number of shares issuable upon exercise of outstanding employee stock options may not exceed one-third of the outstanding share capital on a non-diluted basis as at the date of grant. Stock options were granted under the 2015 Stock Option Plan until June 1, 2016. As of December 31, 2016, 9,875,600 stock options exercisable for an aggregate of 1,234,450 ordinary shares, at a weighted average exercise price of $0.74 per option were outstanding.

The following table summarizes information about stock options outstanding at December 31, 2016 with an 8-for-1 conversion rate (in thousands, except exercise price per option and per option fair value):

Date of board of
directors meeting	Exercise price	Number of stock	Number	Grant date fair
authorizing grant	per option	options outstanding	exercisable	value per option
June 11, 2010	$0.46	393	393	$0.06
November 9, 2010	$0.24	6	6	$0.10
February 16, 2011	$0.24	574	574	$0.10
June 29, 2011	$0.24	8	8	$0.10
April 25, 2012	$0.55	740	740	$0.03
April 30, 2012	$0.55	277	277	$0.03
September 21, 2012	$0.62	453	453	$0.03
February 1, 2013	$0.62	75	70	$0.02
June 12, 2013	$0.62	135	132	$0.02
December 17, 2013	$0.62	4,925	3,677	$0.02
April 24, 2014	$0.62	696	356	$0.44
October 24, 2014	$1.15	398	199	$0.44
December 18, 2014	$1.15	1,058	551	$0.44
February 6, 2015	$1.15	3,431	1,650	$0.44
April 24, 2015	$1.29	566	214	$0.44
July 23, 2015	$1.34	669	234	$0.45
October 20, 2015	$1.34	863	238	$0.45
February 4, 2016	$1.57	990	117	$0.51
April 15, 2016	$1.66	520	1	$0.58
		16,778	9,889

The following table summarizes information about stock options outstanding at December 31, 2016 with a 1-for-1 conversion rate (in thousands, except exercise price per option and per option fair value):

Date of board of
directors meeting	Exercise price	Number of share	Number	Grant date fair
authorizing grant	per option	options outstanding	exercisable	value per option
July 8, 2016	$16.23	611	—	$5.42
August 24, 2016	$29.67	22	—	$11.47
November 3, 2016	$22.31	58	—	$8.59
December 2, 2016	$22.77	40	—	$8.04
		731	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

16.	Stock-based payment plans (Continued)

(b)	Employee warrants (BSPCE)

In addition, the board of directors has been authorized by the shareholders' general meeting to grant BSPCE (“bons de souscription de parts de créateur d'entreprise or employee warrants”) to employees who are French tax residents as they carry favorable tax and social security treatment for French tax residents. Employee warrants (BSPCE) are a specific type of option to acquire ordinary shares available to qualifying companies in France that meet certain criteria. Otherwise, employee warrants (BSPCE) function in the same manner as share options.

As of December 31, 2016, 2,626,192 employee warrants (BSPCE) exercisable for an aggregate of 328,274 ordinary shares, at a weighted average exercise price of $0.60 per warrant were outstanding.

The following table summarizes information about employee warrants outstanding at December 31, 2016 with an 8-for-1 conversion rate (in thousands, except exercise price per warrant and per warrant fair value):

Date of board of		Number of
directors meeting	Exercise price	employee warrants	Number	Grant date fair
authorizing grant	per warrant	outstanding	exercisable	value per warrant
June 30, 2008	$0.29	202	202	$0.01
November 5, 2009	$0.38	348	348	$0.06
June 11, 2010	$0.46	210	210	$0.06
February 16, 2011	$0.46	420	420	$0.10
April 25, 2012	$0.55	300	300	$0.03
April 30, 2012	$0.55	200	200	$0.03
September 21, 2012	$0.62	279	279	$0.03
October 24, 2014	$1.15	360	180	$0.44
December 18, 2014	$1.15	704	354	$0.44
February 6, 2015	$1.15	3	1	$0.44
April 24, 2015	$1.29	276	104	$0.44
July 23, 2015	$1.34	27	10	$0.45
October 20, 2015	$1.34	12	3	$0.45
February 4, 2016	$1.57	61	14	$0.51
April 15, 2016	$1.66	225	—	$0.58
		3,628	2,626

The following table summarizes information about employee warrants outstanding at December 31, 2016 with a 1-for-1 conversion rate (in thousands, except exercise price per warrant and per warrant fair value):

Date of board of		Number of
directors meeting	Exercise price	employee warrants	Number	Grant date fair
authorizing grant	per warrant	outstanding	exercisable	value per warrant
July 8, 2016	$16.23	80	—	$5.42
August 24, 2016	$29.67	6	—	$11.47
November 3, 2016	$22.31	7	—	$8.59
		93	—

(c)	Warrants (BSA)

The Company's board of directors has granted employee warrants (otherwise known as "bons de souscription d'actions" or "BSA warrants") to Company directors. In addition to any exercise price payable by a holder upon the exercise of any BSA warrant, pursuant to the relevant shareholders' delegation to the board, such warrants need to be subscribed for at a price at least equal to 5% of the exercise price which represents the fair market value of the underlying ordinary shares at grant date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

16.	Stock-based payment plans (Continued)

The Company’s board of directors granted 300,000 warrants (BSA), with a 1-for-8 conversion rate representing 37,500 potential ordinary shares to a board member, with an exercise price of $1.56 and grant date fair value of $0.65 per warrant. The warrants (BSA) vest annually over a three-year period and at December 31, 2016, 100,000 warrants (BSA) are exercisable, with a 1-for-8 conversion rate representing 12,500 potential ordinary shares.

The Company’s board of directors granted 17,632 warrants (BSA), with a 1-for-1 conversion rate, with an exercise price of $26.04 and grant date fair value of $9.72 per warrant. The warrants (BSA) vest quarterly over a one-year period and at December 31, 2016, zero warrants (BSA) are exercisable.

(d)	Restricted shares

The Company entered into agreements with certain current and former executives of the Company, which allowed the executives to purchase ordinary shares at the nominal price of €0.08. The shares are restricted in that the Company has the right to repurchase the shares back from the executives and cancel such shares during a four year vesting period in which the executives have service conditions to meet. The Company is able to repurchase the shares from the executives at the nominal price of €0.08 during a vesting period. The Company's right to repurchase the shares lapses over a four year period, with 25% on the one year anniversary of the grant and either monthly or 1/16th on a quarterly basis thereafter. In June 2015, the Company issued of 110,281 ordinary shares at par value (€0.08 per share) representing a total subscription amount equal to eight thousand Euros. At December 31, 2015 and 2016, the Company had 325,068 and 167,741 restricted shares outstanding, respectively.

(e)	Fair value of stock options and warrants

Determining the fair value of the share-based payments at the grant date requires judgment. The Company calculated the fair value of each instrument on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the expected volatility, expected term, risk-free interest rate and dividend yield.

Exercise price

The exercise price of the Company’s stock awards is based on the fair market value of our ordinary shares.

Risk-free interest rate

The risk-free interest rate represents the implied yield currently available on zero-coupon government issued securities over the expected term of the option.

Expected term

The Company determines the expected term based on the average period the share options are expected to remain outstanding.

Expected Volatility

The Group considered historical volatility of the Company’s share price since the IPO and also considered the historical volatility of similar entities following a comparable period in their lives.

Expected Dividend yield

The Company has never declared or paid any cash dividends and it does not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

16.	Stock-based payment plans (Continued)

The Company estimated the following assumptions for the calculation of the fair value of the share options and warrants:

	Year Ended December 31,
	2014	2015	2016
Weighted average fair value of underlying shares	$9.92	$10.96	$16.33
Weighted average expected volatility	35.0%	40.0%	44.8%
Weighted average risk-free interest rate	0.67%	0.37%	0.82%
Weighted average expected term (in years)	4.00	4.00	3.98
Dividend yield	0%	0%	0%

(f)	Compensation expense

For the years ended December 31, 2014, 2015 and 2016, the Group recorded compensation expense as follows (in thousands):

	Year Ended December 31,
	2014	2015	2016

Stock options	$302	$1,035	$1,587
Employee BSPCE warrants	16	244	277
Restricted shares	940	910	1,018
Series H preferred shares	—	168	—
BSA Warrants	—	—	112
Total stock-based compensation expense	$1,258	$2,357	$2,994

Cost of revenue and operating expenses include employee stock-based compensation expense as follows (in thousands):

	Year Ended December 31,
	2014	2015	2016

Cost of revenue - subscriptions	$2	$78	$74
Cost of revenue - professional services	26	61	84
Sales and marketing	178	793	917
Research and development	31	302	542
General and administrative	1,021	1,123	1,377
Total stock-based compensation expense	$1,258	$2,357	$2,994

As of December 31, 2016, there was:

•

$4.6 million total unrecognized compensation expense related to unvested employee share options that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 2.8 years;

•

$0.6 million total unrecognized compensation expense related to unvested employee warrants (BSPCE) that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 2.8 years;

•

$0.3 million total unrecognized compensation expense related to warrants (BSA) that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 1.2 years;

•

$1.3 million total unrecognized compensation expense related to unvested restricted shares that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 1.6 years.

There is no unrecognized compensation expense related to Series H preferred shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

17.	Earnings (loss) per share

Basic earnings (loss) per share amounts are calculated by dividing net income (loss) for the period attributable to ordinary shareholders of the Company by the weighted average number of all shares outstanding during the period. Basic earnings (loss) per share have been computed, for all periods presented prior to June 18, 2016, to give effect to the 1-for-8 reverse share split of the Company’s ordinary shares as approved by the Talend S.A. General Meeting of shareholders on June 1, 2016 and effective as of June 18, 2016.

Diluted earnings (loss) per share amounts are calculated by dividing the net income (loss) for the period attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on the exercise of all dilutive share options, employee warrants (BSPCE) and warrants (BSA). Potential ordinary shares are treated as dilutive when their conversion to ordinary shares would decrease net income per share or increase net loss per share from continuing operations. As the Company was in a loss position for the year-to-date periods ended December 31, 2014, 2015 and 2016, the diluted loss per share is equal to basic loss per share.

The net loss and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows (in thousands, except per share data):

	Year Ended December 31,
	2014	2015	2016

Numerator (basic and diluted):
Net loss	$(22,521)	$(22,006)	$(24,243)
Denominator (basic and diluted):
Weighted-average ordinary shares outstanding	3,696	3,803	14,464

Basic and diluted net loss per share	$(6.09)	$(5.79)	$(1.68)

18.	Borrowings

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows (in thousands):

	As of December 31,
	2015	2016

Factoring debt	$8	$—
BPI France	213	143
Square 1 Bank	9,915	—
Other	6	6
Total	$10,142	$149

Current borrowings	$151	$143
Non-current borrowings	$9,991	$6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

18.Borrowings (Continued)

On March 7, 2016, the Company executed an amendment to the Loan and Security Agreement with Square 1 that, among other things, increased the revolving line of credit from a maximum of $15.0 million to a maximum of $20.0 million. The interest rate on outstanding amounts is Square 1's "prime rate" plus 2.50%, but not be less than 5.75% per annum, payable monthly in arrears. The Loan and Security Agreement requires the Company to maintain minimum billings and minimum cash flow and contains certain customary affirmative and negative covenants. The Company is in compliance with each of these covenants as of December 31, 2016. The agreement also contains certain customary events of default, the occurrence of which could result in the acceleration of the obligations under the agreement. A default rate of 2.00% plus the applicable interest rate applies to all obligations during an event of default and on the amount of any advance in excess of the maximum amount. The Company and its U.S. and UK subsidiaries have guaranteed the obligations and, together with the co-borrowers, pledged substantially all of our assets as collateral under the Loan and Security Agreement and the related collateral documents. In August 2016, using a portion of the proceeds from the IPO, the Company repaid the entire then-outstanding balance of $12.0 million under the line of credit with Square 1 Bank, together with a prepayment fee of $0.3 million.

BPI France provides advances for research and development projects which are reimbursable should the project be successful. One successful project has been funded, Project Diamond, for a total of $0.9 million (paid in 2010 for $0.4 million and in 2013 for $0.5 million). This advance is being repaid quarterly from December 2013 to September 2017. The loan is interest free. As of December 31, 2016, the balance of the Project Diamond advance is $0.1 million.

19.	Commitments and contingencies

Covenants and guarantees in relation to the Square 1 Loan and Security Agreement

See Note 18.

Operating lease commitments

The Group leases various offices in locations such as France, the United States, the United Kingdom and Germany under non-cancellable operating leases expiring within 1 to 7 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. The Group incurred rent expense on its operating leases of $2.3 million during the fiscal years ended December 31, 2014 and 2015, and $2.8 million during the fiscal year ended December 31, 2016.

Future minimum undiscounted lease payments under operating leases are as follows (in thousands):

Operating leases
As of
December 31, 2016
2017	$2,563
2018	1,881
2019	1,621
2020	1,626
2021	1,174
Thereafter	730
Total future minimum lease payments	$9,596

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

19	Commitments and contingencies (Continued)

Capital commitments

As of December 31, 2016, the Company had no capital commitments to acquire fixed or other long-lived assets.

Contingencies

From time to time, the Group has been, and may become, involved in claims or legal proceedings which arise in the ordinary course of its business. The Group provides for a reserve against such third-party contingent liabilities when a loss is probable and can be reasonably estimated. The Group currently believes that resolving the claims and legal proceedings pending at December 31, 2016, will neither individually nor in the aggregate have a material adverse effect on the results of operations, cash flow or the financial position of the Group.

20.	Related party transactions

There is no single investor who has the ability to control the Company. However, the following investor owns at least 20% of the fully diluted share capital of the Company: Silver Lake Sumeru.

Bpifrance Financement, an affiliate of Bpifrance Investissement, granted conditional advances of $0.9 million, as described in Note 18. The remaining unpaid balance as of December 31, 2016 was $0.1 million.

One of the Company's founders and former board member is on the board of directors of a technological partner with which the Group has a number of transactions. The total transactions with the technological partner were as follows (in thousands):

	As of December 31,
	2014	2015	2016
Amounts invoiced to technological partner	$11	$—	$—
Outstanding balance	—	—	—

Amounts billed from technological partner	1,140	1,025	1,009
Outstanding balance	39	19	241

In addition to their salaries, the Company also provides non-cash benefits to directors and executive officers, and contributes to a defined contribution plan on their behalf. Non-cash benefits include the Group's share option program, Restricted shares, warrants (BSA) and Series H preferred shares (See Note 16).

Key management personnel compensation was comprised of (in thousands):

	Year Ended December 31,
	2014	2015	2016
Wages and bonus	$3,246	$2,980	$2,911
Other remuneration	98	67	95
Post-employment benefits	31	32	60
Share-based payments	1,076	1,234	1,812
Total	$4,451	$4,313	$4,878

The Company has also made the commitment to one of the directors that, in the case of termination by the Company without cause, the director would receive six months' salary and a proportion of the annual bonus (based on the number of months worked in the final year of employment).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015 and 2016 and for the years ended

December 31, 2014, 2015 and 2016

21.	Group information

As of December 31, 2016, the Group's subsidiaries, all of which are wholly-owned, are as follows:

Country of
Name	Incorporation

Talend, Inc.	United States of America
Talend USA, Inc.	United States of America
Talend Limited	United Kingdom
Talend Beijing Co. Ltd.	China
Talend KK	Japan
Talend Limited (Ireland)	Ireland
Talend GmbH Switzerland	Switzerland
Talend GmbH Germany	Germany
Talend Limited (Canada)	Canada
Talend Australia Pty	Australia
Talend Singapore Pte. Ltd.	Singapore
Talend Netherlands BV	Netherlands
Talend Italy S.R.L.	Italy
Talend Sweden AB	Sweden
Talend Spain, SL	Spain
Talend Data Integration Services Private Limited	India