Form 20-F
period 2017-12-31
Talend SA
filed 2018-03-05
CIK 1668105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ordinary shares, nominal value €0.08 per share: 29,439,767 as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐  Yes  ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐  Yes  ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer,”  “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐		Accelerated filer ☒
Non-accelerated filer ☐	(Do not check if smaller reporting company)	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17  ☐  Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐  Yes  ☒  No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☒  Yes    No

INTRODUCTION

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

All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€”, “EUR” and “euros” mean Euros, unless otherwise noted. Certain information in this annual report is expressed in Euros. We make no representation that the Euro or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or Euros, as the case may be, at any particular rate or at all. See “Risk Factors—We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations”.

As used in this annual report, the term “ADSs” refers to the American Depositary Shares, each representing one ordinary share, nominal value €0.08 per share, of Talend S.A.

As used in this annual report, the term “the Company” refers to Talend S.A, and the terms “Talend,” “we,” “our,” “us,” and “the Group” refer to Talend S.A. and its consolidated subsidiaries, unless the context otherwise requires.

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

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs;
•	our ability to increase the number of new subscription customers, particularly large enterprise customers;
•	our ability to renew and extend existing customer deployments;
•	our ability to optimize the pricing for our subscription offerings;
•	the growth in the usage of the Talend Data Fabric framework;
•	our ability to innovate and develop the various open source projects that will enhance the capabilities of Talend Open Studio;
•	our ability to provide superior subscription offerings and professional services;
•	our ability to successfully introduce new product offerings;
•	our ability to successfully expand in our existing markets and into new domestic and international markets;
•	our ability to effectively manage our growth and future expenses;
•	our ability to maintain, protect and enhance our intellectual property;
•

general economic conditions that may adversely affect either our customers’ ability or willingness to purchase new or additional subscriptions, delay a prospective customer’s purchasing decision, reduce the value of new subscriptions or affect customer retention;

•

anticipated trends, growth rates and challenges in our business and in the markets in which we operate, including the continued adoption of big data technologies, industry pricing and competitors’ offerings;

•	our ability to comply with modified or new laws and regulations applying to our business, including copyright and privacy regulation;
•	the attraction and retention of qualified employees and key personnel, particularly with respect to our sales and marketing team;
•	the potential benefits of strategic collaboration agreements and our ability to enter into and maintain established strategic collaborations;
•	developments relating to our competitors and our industry; and
•	other risks and uncertainties, including those listed under the caption “Risk Factors”.

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

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

A.Selected Financial Data

The following tables summarize our consolidated financial and other data. We derived the consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017 and consolidated statements of financial position data as of December 31, 2016 and 2017 from our audited consolidated financial statements included elsewhere in this Annual Report. We derived the consolidated statements of operations data for the years ended December 31, 2013 and 2014 and the consolidated statements of financial position data as of December 31, 2014 and 2015, from our Annual Consolidated Financial Statements not included in this Annual Report. We prepare our consolidated financial statements in accordance with IFRS which includes all standards issued by the IASB and related interpretations issued by the IFRS Interpretations Committee. Our historical results presented below are not necessarily indicative of financial results to be achieved in future periods. You should read the following summary consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

Consolidated Statement of Operations Data:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands, except per share amounts)
Operations:
Total Revenue	$53,080	$62,581	$75,960	105,984	$148,595
Gross profit	37,185	46,423	57,252	80,416	114,436
Operating expenses	55,098	69,179	78,697	106,408	143,173
Loss from operations	(17,913)	(22,756)	(21,445)	(25,992)	(28,737)
Net loss for the year	(19,689)	(22,521)	(22,006)	(24,243)	(31,208)

Net loss per share attributable to ordinary shareholders:
Basic and diluted net loss per share	$(6.40)	$(6.09)	$(5.79)	(1.68)	$(1.08)

Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Shares used in basic and diluted net loss per share	3,075	3,696	3,803	14,464	28,966

Consolidated Statement of Financial Position Data:

	Year Ended December 31,
	2014	2015	2016	2017
		(in thousands)

Cash and cash equivalents	$9,191	$6,930	$91,023	$87,024
Total assets	45,498	48,061	144,651	172,798
Debt	2,858	10,142	149	1,195
Total liabilities	82,291	100,544	126,626	173,908
Share capital	2,414	2,450	2,980	3,059
Share premium	93,336	94,931	194,992	201,536
Total shareholders’ equity (deficit)	(36,793)	(52,483)	18,025	(1,110)

Consolidated Statement of Financial Position data for the year ended December 31, 2013 has been omitted as such information cannot be provided without unreasonable effort and expense to us because audited financial statements in accordance with IFRS have not previously been prepared for this period, and because we are an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012 and therefore may take advantage of specific reduced reporting requirements that are otherwise applicable generally to other public companies.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

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

Risks Related to Our Business and Industry

We have a history of losses and may not be able to achieve profitability or positive cash flows on a consistent basis. If we cannot achieve profitability or positive cash flows, our business, financial condition and results of operations may suffer.

We have incurred losses in all years since our inception. We incurred a net loss of $22.0 million in the year ended December 31, 2015, $24.2 million in the year ended December 31, 2016 and $31.2 million in the year ended December 31, 2017. As a result, we had accumulated losses of $220.3 million as of December 31, 2017. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to enhance our product and service offerings, broaden our installed customer base, expand our sales channels, expand our operations, hire additional employees and continue to develop our technology. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. Revenue growth may slow or revenue may decline for a number of possible reasons, including slowing demand for our products or services, increasing competition, a decrease in the growth of our overall market, failure to acquire large enterprise customers, or a failure to capitalize on growth opportunities. Any failure to increase our revenue as we grow our business could prevent us from achieving profitability or maintaining or increasing cash flow on a consistent basis. If we are unable to meet these risks and challenges as we encounter them, our business, financial condition and results of operations may suffer.

Our business and operations have experienced rapid growth, and if we do not appropriately manage any future growth or are unable to improve our systems and processes, our business, financial condition, results of operations and prospects will be adversely affected.

We have experienced rapid growth and increased demand for our products over the last few years. You should not consider our revenue growth in recent periods as indicative of our future performance. While we have recently experienced significant revenue growth, we may not achieve similar revenue growth in future periods.  Our employee headcount and number of customers have increased significantly, and we expect to continue to grow our headcount significantly over the next year. For example, our employee base has grown from 524 employees as of December 31, 2015 to 886 employees as of December 31, 2017. The growth and expansion of our business and product offerings places a continuous significant strain on our management, operational and financial resources. As we have grown, we have managed more complex deployments of our subscriptions with large enterprise customers, and our growth strategy is dependent upon increased sales to these large enterprise customers. We must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems, and our ability to manage headcount, capital and processes in an efficient manner to manage our growth to date and any future growth effectively.

We may not be able to scale improvements successfully to our product offering or implement our other systems, processes and controls in an efficient or timely manner or in a manner that does not negatively affect our results of operations. In addition, our existing systems, processes and controls may not prevent or detect all errors, omissions or fraud. We may experience difficulties in managing improvements to our systems, processes and controls or in connection with third-party software, which could disrupt existing customer relationships, cause us to lose customers, limit us to smaller deployments of our products, or increase our technical support costs. Our failure to improve our systems, processes and controls, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to forecast our revenue, expenses and earnings accurately, or to prevent certain losses.

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

Our future success depends, in part, on our ability to sell our subscriptions to new customers, particularly large enterprise customers, and to expand the deployment of our platform with existing customers by selling additional subscriptions. This may require increasingly sophisticated and costly sales efforts to differentiate our offerings from those of our competitors that may not result in additional sales. In addition, the rate at which our customers purchase additional subscriptions depends on a number of factors, including the perceived need for additional data integration products, evolving sales strategies as well as general economic conditions. Even if we are able to convince a potential customer of the benefits of big data integration capabilities, they may choose to adopt our competitors’ offerings instead.  If our efforts to sell additional subscriptions to our customers are not successful, our business may suffer

If we are not successful in executing our strategy to increase sales of our solution to new and existing large enterprise customers, our operating results may suffer.

Our growth strategy is dependent in large part upon increasing sales of our solution to new and existing large enterprise customers, particularly when such sales result in large orders for our solution. Sales to these large enterprise customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers, which can act as a disincentive to our sales team to pursue these larger customers. These risks include:

•	Competition from companies that traditionally target larger enterprises and that may have pre-existing relationships or purchase commitments from such customers;

•	Increased purchasing power and leverage held by large enterprise customers in negotiating contractual arrangements with us;

•	More stringent requirements in our support services, including demand for quicker support response times and penalties for any failure to meet support requirements; and

•	Longer sales cycles and the associated risk that substantial time and resources may be spent on a potential customer that elects not to purchase our solutions.

Large organizations often undertake a significant evaluation process that results in a lengthy sales cycle. Although we rely on our channel partners for a portion of our sales, our sales representatives typically engage in direct interaction with our prospective customers as well as our distributors and resellers. We typically provide evaluation products to these customers and may spend substantial time, effort and money in our sales efforts to these prospective customers. In addition, product purchases by large organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. Finally, large organizations typically have longer implementation cycles, require greater product functionality and scalability, require a broader range of services, demand that vendors take on a larger share of risks, require acceptance provisions that can lead to a delay in revenue recognition and expect greater payment flexibility. If we fail to realize an expected sale from a large customer in a particular quarter or at all, our business and operating results could be adversely affected. All of these factors can add further risk to business conducted with these customers.

Our sales cycle can be long and unpredictable, particularly with respect to sales through our channel partners or sales to enterprise customers, and our sales efforts require considerable time and expense.

Our results of operations may fluctuate, in part, because of the resource-intensive nature of our sales efforts, the length and variability of the sales cycle of our subscription offerings and the difficulty in making short-term adjustments to our operating expenses. Our results of operations depend in large part on sales to larger subscription customers and increasing sales to existing customers. We have begun tracking the number of customers above a certain subscription revenue threshold as a key business metric due to the growing significance of these large enterprise customers to our revenue and results of operations. The length of our sales cycle, from initial contact with our sales team to contractually committing to our subscription offerings, generally averages seven and a half months, but can vary substantially from customer to customer based on deal complexity as well as whether a sale is made directly by us or through a channel partner. Particularly for larger enterprise customers, the sales cycle can be longer and require additional resources as these customers may undertake an evaluation process and we may spend substantial time, effort and money in these sales efforts. Additionally, product purchases by larger organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. Larger enterprise customers may also have longer implementation cycles and require greater product functionality or support. Our sales cycle can extend to more than a year for some customers. It is difficult to predict exactly when, or even if, we will make a sale to a potential customer or if we can increase sales to our existing customers. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large transactions in a quarter could affect our cash flows and results of operations for that quarter and our revenue for any future quarters. Because a substantial proportion of our expenses are relatively fixed in the short term, our results of operations will suffer if we are unable to convert large enterprise customers and our revenue falls below our expectations in a particular quarter, which could cause the price of the ADSs to decline.

If our existing customers terminate or do not renew their subscriptions, it could have an adverse effect on our business and results of operations.

We expect to derive a significant portion of our revenue from renewals of existing subscription agreements. In the year ended December 31, 2017, over half of our subscription bookings were generated from the renewals of existing subscription agreements. As a result, achieving a high renewal rate of our subscription agreements will be critical to our business. Our existing customers that purchase our subscription services have no contractual obligation to renew their contracts after the completion of their initial subscription term, which is typically one year, and some customers may have a right to terminate during the subscription term. As a result, we may not accurately predict future revenue from existing customers. Our customers’ renewal rates may decline or fluctuate, and termination rates may increase or fluctuate, as a result of a number of factors, including their satisfaction with our platform and our customer support, our products’ ability to integrate with new and changing technologies, the frequency and severity of subscription outages, our product uptime or latency, and the pricing of our, or competing, products. If our customers renew their subscriptions, they may renew for shorter subscription terms or on other terms that are less economically beneficial to us. We have limited historical data with respect to rates of customer terminations or renewals, so we may not accurately predict future renewal trends. We cannot be certain that our customers will renew their subscriptions. If our customers terminate or do not renew their subscriptions, or renew on less favorable terms, our revenue may grow more slowly than expected or decline and our dollar-based net expansion rate, a key metric we use to track the growth of our business, may decline.

We rely significantly on revenue from subscriptions, which may decline and, because we recognize revenue from subscriptions over the term of the relevant subscription period, downturns or upturns in sales are not immediately reflected in full in our results of operations.

Subscription revenue accounts for a significant portion of our revenue, comprising 83% of total revenue in the year ended December 31, 2015, 84% of total revenue in the year ended December 31, 2016 and 85% of total revenue in the year ended December 31, 2017. Sales of new or renewal subscription contracts may decline and fluctuate as a result of a number of factors, including customers’ level of satisfaction with our products, the prices of our products, the prices of products affected by our competitors and reductions in our customers’ spending levels. If our sales of new or renewal subscription contracts decline, our total revenue and revenue growth rate may decline and our business will suffer.

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

Under IFRS 15, the new revenue recognition standard, effective for us on January 1, 2018, the support and maintenance attributes of the subscription arrangement represent a series of performance obligations that are delivered over time and will continue to be recognized over time, while the software license element of the arrangement represents a separate performance obligation, which will be recognized upfront.

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

The market for big data and cloud integration is relatively new, rapidly evolving and unproven. Our future success will depend in large part on our big data and cloud integration solutions’ ability to penetrate the existing market for data integration and management platforms, as well as the continued growth and expansion of the market for data integration and management platforms. It is difficult to predict subscription customer adoption and renewals, subscription customers’ demand for our offerings, the size, growth rate and expansion of these markets, the entry of competitive products or the success of existing competitive products. If we do not correctly anticipate changes in these markets or are unable to respond quickly and effectively to changes in these markets, our business may be harmed. Our ability to penetrate the existing market and any expansion of the market depends on a number of factors, including the cost, performance and perceived value associated with our offerings, as well as subscription customers’ willingness to adopt an alternative approach to data integration and management platforms. Additionally, demand for our big data and cloud integration products will depend in large part on the adoption and scale-out deployments of Hadoop and other big data technologies. Furthermore, many potential subscription customers have made significant investments in hand coding or legacy ETL software and may be unwilling to invest in a new solution. If the market for big data integration and management platforms fails to grow or decreases in size, or if we fail to adapt to any changes in the industry, our business would be harmed.

We face intense competition in our market, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The market for our products is highly competitive, quickly evolving and subject to rapid changes in technology, which may expand the alternatives to our customers for their data integration requirements. Our current primary competitors generally fall into four categories.

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

Our success depends upon our ability to enhance existing products, respond to changing customer requirements and develop and introduce in a timely manner new products that keep pace with technological and competitive developments and emerging industry standards. We have in the past experienced delays in releasing new products and product enhancements and may experience similar delays in the future. We may also pursue marketing strategies that focus on certain products or features over other offerings, and decisions to deploy our limited resources towards particular goals that do not meet a positive market response will harm our operating results.  As a result, in the past, some of our customers deferred purchasing our products until the next upgrade was released. Additionally, the success of new product introductions depends on a number of factors including, but not limited to, timely and successful product development, market acceptance, our ability to manage the risks associated with new product releases, our ability to successfully plan and execute on a sales strategy for our new products, the availability of software components for new products, the effective management of development and other spending in connection with anticipated demand for new products, the availability of newly developed products and the risk that new products may have bugs, errors or other defects or deficiencies in the early stages of introduction. Future delays or problems in the installation or implementation of our new releases may cause customers to forgo purchases of our products and purchase those of our competitors instead. Additionally, even if we are able to develop new products and product enhancements, we cannot ensure that they will achieve market acceptance.

Our relatively limited operating history makes it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

We were founded in 2005, launched our first product in 2006 and began offering our platform on a subscription basis in 2007. Our relatively limited operating history makes it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and difficulties frequently experienced by rapidly growing companies in constantly evolving industries, including changing customer preferences, competing offerings and pricing, evolving sales strategies and other risks described in this annual report. If we do not address these risks successfully, our business and results of operations will be adversely affected, and the market price of our ADSs could decline. Further, we have limited historical financial data and we operate in a rapidly evolving market. As such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

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

We derived approximately 40% of our subscription revenue in the year ended December 31, 2017 from our Talend Big Data Integration and Talend Integration Cloud solutions and failure of these solutions to satisfy customer demands or to achieve increased market acceptance would harm our business, results of operations, financial condition and growth prospects.

We derived approximately 40% of our subscription revenue in the year ended December 31, 2017 and expect to continue to derive a significant portion of our subscription revenue from our Talend Big Data Integration and Talend Integration Cloud solutions. Demand for Talend Big Data Integration and Talend Integration Cloud is affected by a number of factors, many of which are beyond our control, including market acceptance of our solutions by referenceable accounts for existing and new use cases, the timing of development and release of new products by our competitors and additional capabilities and functionality by us, technological change and growth or contraction in the market in which we compete. We expect the proliferation of data to lead to an increase in the IT integration needs of our customers, and Talend Big Data Integration and Talend Integration Cloud may not be able to perform to meet those demands. If we are unable to continue to meet our subscription customer requirements, to achieve more widespread market acceptance of Talend Big Data Integration and Talend Integration Cloud, or to increase demand for these solutions, our business, results of operations, financial condition and prospects will be harmed.

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

The software and professional services we offer are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain defects or errors, or not perform as contemplated, especially when first introduced. These defects, security vulnerabilities, errors or performance failures could cause damage to our reputation, loss of customers or revenue, product returns, order cancellations, service terminations, or lack of market acceptance of our software. As the use of our solution, including products that were recently acquired or developed, expands to more sensitive, secure, or mission critical uses by our customers, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our software fail to perform as contemplated in such deployments. We have in the past and may in the future need to issue corrective releases of our software to fix these defects, errors or performance failures, which could require us to allocate significant research and development and customer support resources to address these problems.

Our standard form agreements with our customers typically contain provisions intended to limit both the types of claims for which we would be liable and the maximum amount of our liability. However, some of our customers require us to accept contract terms that do not include the same limitations. Additionally, any limitation of liability provisions that may be contained in our license agreements may not be effective as a result of existing or future national, federal, state, or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any liability claims to date, the sale and support of our products entail the risk of such claims, which could be substantial in light of the use of our products in enterprise-wide environments. In addition, our insurance against this liability may not be adequate to cover a potential claim.

Interruptions or performance problems associated with our technology and infrastructure, such as security incidents, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.

Our website and internal technology infrastructure may experience performance issues due to a variety of factors, including infrastructure changes, human or software errors, website or third-party hosting disruptions or capacity constraints due to a number of potential causes, including technical failures, natural disasters or fraud or security incidents. Our use and distribution of open source software may increase this risk. If our website is unavailable or our users are unable to download our tools or order subscription offerings or professional services within a reasonable amount of time or at all, our business could be harmed.

Similarly, while we have taken measures to protect the confidential information that we have access to, including confidential information we may obtain through customer usage of our cloud-based services, our security measures or those of our vendors could be breached. Any compromise of our security or any unauthorized access to or breaches of the security of our or our vendors’ systems,  or of our product offerings, could result in the loss of data, loss or corruption of, or unauthorized access to or acquisition of, intellectual property or trade secrets, loss of business, reputational damage, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws, regulations, or contractual obligations, and significant costs, fees and other monetary payments for remediation. We expect to continue to make significant investments to maintain and improve website performance and to enable rapid releases of new features and applications for Talend Data Fabric and Talend Open Studio. To the extent that we do not effectively upgrade our systems as needed and continually develop our technology to accommodate actual and anticipated changes in technology, our business and results of operations may be harmed.

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

The competitive position of our product offering depends in part on their ability to operate with products and services of third parties, including companies that offer big data solutions, cloud-based solutions, software services and infrastructure, and our products must be continuously modified and enhanced to adapt to changes in hardware, software, networking, browser and database technologies. In the future, one or more technology companies, whether our partners or otherwise, may choose not to support the operation of their software, software services and infrastructure with our product offerings. In addition, to the extent that a third party were to develop software or services that compete with ours, that provider may choose not to support our product offering. We intend to facilitate the compatibility of our solution with various third-party software, big data solutions, cloud-based solutions, software services and infrastructure offerings by maintaining and expanding our business and technical relationships. If we are not successful in achieving this goal, our business, financial condition and results of operations may suffer.

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

Any failure to hire, train and adequately incentivize our sales personnel could negatively affect our growth. In particular, we implemented our incentive model for our sales team in the first quarter of 2015, whereby our insides sales team members are grouped with members of our outside sales team members in “pods”. Each pod shares a common quota and is encouraged to work together to identify, qualify and close sales opportunities. If our sales model is not successful, our business could be adversely affected. In addition, any failure of our management and sales personnel to develop and implement sales strategies for our new product offerings, such as our Talend Data Preparation offering, could harm our ability to successfully introduce new products. Further, the inability of our recently hired sales personnel to effectively ramp up to target productivity levels could negatively affect our operating margins. In addition, if we are not effective in managing any leadership transition in our sales organization, our business could be adversely affected and our results of operations and financial condition could be harmed.

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

We continue to be substantially dependent on our sales force to obtain new customers and to drive additional usage and sales among our existing customers. We believe that there is significant competition for sales personnel, including enterprise sales representatives and sales engineers, with the skills and technical knowledge that we require. In particular, there is significant demand for sales engineers with big data and cloud-based software expertise. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. For example, attrition and changing sales team leadership in certain regions such as EMEA have resulted in slower than expected growth in those geographies. New hires require significant training and may take significant time before they achieve full productivity before we can continue to scale our sales efforts. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, as we continue to grow rapidly, a large percentage of our sales force will have relatively little experience working with us, our subscription offerings and our business model. If we are unable to hire and train sufficient numbers of effective sales personnel, or our sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be harmed.

Employment laws in some of the countries in which we operate are stringent, which could restrict our ability to react to market changes and cause us to incur higher expenses.

As of December 31, 2017, we had 886 full-time employees, of whom approximately 34% were located in the United States, 29% were located in France, 10% were located in China and 9% were located in Germany. In some of the countries in which we operate, employment laws may grant significant job protection to certain employees, including rights on termination of employment and setting maximum number of hours and days per week a particular employee is permitted to work. In addition, in certain countries in which we operate, we are often required to consult and seek the advice of employee representatives and unions. These laws, coupled with the requirement to consult with any relevant employee representatives and unions, could affect our ability to react to market changes and the needs of our business and cause us to incur higher expenses.

Any unauthorized, and potentially improper, actions of our sales or other personnel could adversely affect our business, results of operations and financial condition.

The recognition of our revenue depends on, among other things, the terms negotiated in our contracts with our customers. Our sales or other personnel may act outside of their authority and negotiate additional terms without our knowledge. We have implemented policies to help prevent and discourage such conduct, but there can be no assurance that such policies will be followed. For instance, in the event that our sales personnel negotiate terms that do not appear in the contract and of which we are unaware, whether such additional terms are written or verbal, we could be prevented from recognizing revenue in accordance with our plans. Furthermore, depending on when we learn of unauthorized actions and the size of the transactions involved, we may have to restate revenue for a previously reported period, which would seriously harm our business, results of operations and financial condition.

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

We operate on a December 31 fiscal year end and believe that there are seasonal factors which may cause us to experience lower levels of sales in our first fiscal quarter ending March 31 as compared with other quarters. We believe that this seasonality results from a number of factors, including:

•Companies using their IT budget at the end of the calendar year resulting in higher sales activity in the quarter ending December 31;

•Sales personnel being compensated on annual plans and finalizing sales transactions in the quarter ending December 31, thereby exhausting most of their sales pipeline for the quarter ending March 31; and

•Recruiting sales personnel primarily in the first and second quarters, which leads to greater sales productivity in the second half of the fiscal year.

Additionally, to the extent we experience lower new customer bookings in earlier quarters, the resulting reduced subscription revenue may not be reflected in our operating results until subsequent quarters. We believe that these seasonal trends have been masked in recent periods due to our growth, but we anticipate that they may be more pronounced in future periods.

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

•	Network outages or performance degradation of our cloud service;

•	Information security breaches and incidents;

•	General economic, industry and market conditions;

•	Customer renewal rates;

•	Increases or decreases in the number of elements of our subscription offerings or pricing changes upon any renewals of customer agreements;

•	Changes in our pricing policies or those of our competitors;

•	The budgeting cycles and purchasing practices of customers;

•	Decisions by potential customers to purchase alternative solutions from larger, more established vendors, including from their primary software vendors;

•	Decisions by potential customers to develop in-house solutions as alternatives to our platform;

•	Insolvency or credit difficulties confronting our customers, which could adversely affect their ability to purchase or pay for our software and services;

•	Delays in our ability to fulfill our customers’ orders;

•	Seasonal variations in sales of our solution;

•	The cost and potential outcomes of future litigation or other disputes;

•	Future accounting pronouncements or changes in our accounting policies;

•	Our overall effective tax rate, including impacts caused by any reorganization in our corporate tax structure and any new legislation or regulatory developments;

•	Fluctuations in stock-based compensation expense;

•	Fluctuations in foreign currency exchange rates;

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

Our success depends to a significant degree on our ability to protect our proprietary technology, methodologies, know-how and our brand. We rely on a combination of trademarks, copyrights, contractual restrictions and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology and our business may be harmed. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks, or other intellectual property rights that we have or may obtain may be challenged by others or invalidated through administrative process or litigation. As of December 31, 2017 we have two pending patent applications and no issued patents. Even if we decide to seek patent protection in the future, we may be unable to obtain any patent protection for our technology. In addition, any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are available. We may be unable to prevent third parties from acquiring domain names or trademarks that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information will likely increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

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

We could incur substantial costs as a result of any claim of infringement or other violations by us of another party’s intellectual property rights.

In recent years, there has been significant litigation involving patents, copyrights, trademarks, trade secrets and other intellectual property rights in the software industry. Companies providing software are increasingly bringing and becoming subject to suits alleging violations of proprietary rights, particularly patent infringement, misappropriation or other violations, and to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement, misappropriation or other claims. We do not currently have a patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. The risk of patent litigation has been amplified by the increase in the number of a type of patent holder, which we refer to as a non-practicing entity, whose sole business is to assert such claims and against whom our own intellectual property portfolio may provide little deterrent value. We could incur substantial costs in prosecuting or defending any intellectual property litigation. If we sue to enforce our rights or are sued by a third party that claims that we or our solution violates its intellectual property rights, the litigation could be expensive and could divert our management resources. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

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

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement or other claims against us or any obligation to indemnify our customers for such claims, such payments or actions could harm our business.

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

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages and civil and criminal penalties or injunctions. We are, and may in the future be, subject to legal claims arising in the normal course of business, including patent, copyright, trade secret, commercial, product liability, employment, class action, whistleblower and other litigation and claims. An unfavorable outcome on any litigation matter could require that we pay substantial damages. In addition, we may decide to settle any litigation, which could cause us to incur significant costs.

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

A wide variety of provincial, state, national and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These data protection and privacy-related laws and regulations are evolving and being tested in courts and may result in ever-increasing regulatory and public scrutiny as well as escalating levels of enforcement and sanctions. Any actual or perceived loss, improper retention or misuse of certain information or any actual or alleged violations of laws and regulations relating to privacy, data protection and data security, and any relevant claims, could result in regulatory investigations, enforcement actions, private litigation or other proceedings against us, with related consequences potentially including fines, imprisonment of company officials and public censure, consent decrees or other orders that may hamper our ability to conduct business or adapt our business, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have an adverse effect on our operations, financial performance and business. Evolving and changing definitions of personal data and personal information, within the European Union, the United States and elsewhere, especially relating to classification of IP addresses, machine identification, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Any perception of privacy or security concerns or an inability to comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations, even if unfounded, may result in additional cost and liability to us, harm our reputation and inhibit adoption of our products by current and future customers, and adversely affect our business, financial condition and operating results.

We have implemented and maintain security measures intended to protect personal data and personally identifiable information. However, our security measures, and those of our vendors, remain vulnerable to various threats posed by hackers and criminals as well as employee error, misconduct or inadvertent mistakes. If our security measures, or those of our vendors, are overcome and any personally identifiable information that we collect or store becomes subject to unauthorized access or acquisition, or loss or misuse, we may be required to comply with costly and burdensome breach notification obligations. Additionally, if any security incident occurs or is perceived to have occurred, we may also be subject to investigations, enforcement actions and private lawsuits. In addition, any actual or perceived data security incident is likely to generate negative publicity and have a negative effect on our business.

In connection with the operation of our business, we collect, store, transfer and otherwise process certain personal data and personally identifiable information. As a result, our business is subject to a variety of federal, state, foreign government and industry regulations, as well as self-regulation, related to privacy, data security and data protection.

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

In the United States, we may be subject to investigation and/or enforcement actions brought by federal agencies and state attorneys general and consumer protection agencies. We publicly post policies and other documentation regarding our practices concerning the processing, use and disclosure of personally identifiable information. Although we endeavor to comply with our published policies and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

Internationally, virtually every jurisdiction in which we operate has established its own data security, privacy and data protection legal frameworks with which we or our customers must comply. European Union Directive 95/46/EC, or the Directive, requires European Union member states to implement data protection laws in accordance with the privacy requirements of the Directive.

 Among other requirements, the Directive regulates transfers of personal data subject to the Directive to third countries that have not been found to provide adequate protection to such personal data, including the United States. We have undertaken certain efforts to conform transfers of personal data from the European Economic Area, or EEA, to the United States and other jurisdictions based on our understanding of current regulatory obligations and the guidance of data protection authorities. Despite this, we may be unsuccessful in establishing or maintaining conforming means of transferring such data from the EEA, in particular as a result of continued legal and legislative activity within the European Union that has challenged or called into question the legal basis for existing means of data transfers to countries that have not been found to provide adequate protection for personal data.

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

The Directive will be replaced by the European General Data Protection Regulation, or GDPR on May 25, 2018. The GDPR imposes additional obligations and risk upon our business and increases substantially the penalties to which we could be subject in the event of any non-compliance. Administrative fines under the GDPR are 20 million Euros or four percent of annual global turnover, whichever is highest. We have incurred substantial expense in complying with the obligations imposed by the GDPR and we may be required to make significant changes in our business operations, all of which may adversely affect our revenue and our business overall. Additionally, because the GDPR’s standards have not been previously enforced against companies, we are unable to predict how they will be applied to us. Despite our best efforts to attempt to comply with the GDPR, a regulator may determine that we have not done so and subject us to fines and public censure, which could harm our company.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may legally or contractually apply to us. One example of such  a self-regulatory standard is the Payment Card Industry Data Security Standard, or PCI DSS, which relates to the processing of payment card information. In the event we fail to comply with the PCI DSS, fines and other penalties could result, and we may suffer reputational harm and damage to our business. We also expect that there will continue to be changes in interpretations of existing laws and regulations, or new proposed laws and regulations concerning privacy, data protection and information security, which could impair our or our customers’ ability to collect, use or disclose information relating to consumers, which could decrease demand for our platform, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

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

Because our products use encryption, certain of our products are subject to U.S. export controls and may be exported from the United States only with the required export license or through an export license exception. Obtaining the necessary export license for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Even though we take precautions to ensure that we and our channel partners comply with all relevant regulations, it has come to our attention that we may inadvertently have violated certain export control and sanctions regulations in the past. In light of this, in 2016, we submitted Voluntary Self Disclosures (VSD) to the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) and the U.S. Department of Treasury’s Office of Foreign Assets Controls (OFAC) regarding potential inadvertent violations. The potential violations relate to the export of certain encryption software prior to having the required authorization and allowing downloads of free trials of certain software by persons in countries subject to an embargo by the United States. We implemented IP address blocking such that persons using an IP address resolving to a country subject to an embargo by the United States may no longer download the free trials from our servers. In August 2016, OFAC closed out the VSD with a cautionary letter and no penalty was imposed. The BIS VSD is under review.

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

During the years ended December 31, 2015, 2016 and 2017, total revenue generated outside of France and the Americas was 36.2%, 36.1% and 38.2% of our total revenue, respectively. Our primary research and development operations are located in France, China and Germany. In addition, we currently have international offices outside of France, China, Germany and the United States, which focus primarily on selling and implementing our solution in those regions. In the future, we may expand to other international locations. Our current international operations and future initiatives will involve a variety of risks, including:

•	Unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•

Different labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•	Exposure to many onerous and potentially inconsistent privacy, data protection and data security laws and regulations, particularly in the European Union;

•	Changes in a specific country’s or region’s political or economic conditions;

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

Article 50 of the Treaty of the European Union, or Article 50, allows a member state to decide to withdraw from the European Union in accordance with its own constitutional requirements. On March 29, 2017, the UK government delivered the Article 50 notice to the European Council. This has started a period of up to two years of negotiations for the United Kingdom to exit from the European Union, although this period can be extended with the unanimous agreement of the European Council. Without any such extension (and assuming that the terms of withdrawal have not already been agreed), the United Kingdom’s membership in the European Union would end automatically on the expiration of that two-year period.

The delivery of the Article 50 notice means that the long-term nature of the United Kingdom’s relationship with the European Union is unclear and that there is considerable uncertainty as to when any such relationship will be agreed and implemented. In the interim, there is a risk of instability for both the United Kingdom and the European Union, as well as globally, which could adversely affect our results, financial condition and prospects.

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

A significant amount of the regulatory regime that applies to us in the United Kingdom is derived from European Union directives and regulations. For so long as the United Kingdom remains a member of the European Union, those sources of legislation will (unless otherwise repealed or amended) remain in effect. However, the United Kingdom exit may change the legal and regulatory framework within which we operate in the United Kingdom. For example, the outcome of the referendum has created uncertainty with regard to the regulation of data protection in the United Kingdom. The GDPR will become fully effective on May 25, 2018. Given the timelines set out above, the GDPR will become applicable to the United Kingdom prior to the United Kingdom ceasing to be a member of the European Union. However, it is unclear how data transfers to and from the United Kingdom will be regulated after the United Kingdom ceases to be a member of the European Union.

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

There is significant ongoing uncertainty with respect to potential legislation, regulation and government policy at the federal level, as well as the state and local levels in the United States. Any such changes could significantly impact our business as well as the markets in which we compete. Specific legislative and regulatory proposals discussed during election campaigns and more recently that might materially impact us include, but are not limited to, changes to import and export regulations, income tax regulations and the U.S. federal tax code and public company reporting requirements. To the extent changes in the political environment have a negative impact on us or on our markets, our business, results of operation and financial condition could be materially and adversely impacted in the future.

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

On December 22, 2017, the 2017 Tax Cuts and Jobs Act, or the Tax Act, was enacted and significantly changed U.S. tax law. It includes several key tax provisions, including a reduction of the U.S. federal statutory tax rate to 21% and changes to the treatment of certain tax deductions which may affect our tax obligations in the future. If our future taxable income is significantly higher than expected and/or we are able to utilize our tax attribute carryforwards, we may be required to recognize all or a significant part of deferred tax assets, which may materially impact the value of our deferred tax assets and liabilities, and our results of operations in the period of adjustments.

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

As of December 31, 2017, we had accumulated gross tax losses in various jurisdictions of $204.5 million, which may be utilized against future income taxes. Limitations imposed by the applicable jurisdictions on our ability to utilize accumulated gross tax losses could cause income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such accumulated gross tax losses to expire unused, in each case reducing or eliminating the benefit of such accumulated gross tax losses. Furthermore, we may not be able to generate sufficient taxable income to utilize our accumulated gross tax losses before they expire. If any of these events occur, we may not derive some or all of the expected benefits from our accumulated gross tax losses.

Our failure to maintain certain tax benefits applicable to French technology companies may adversely affect our results of operations.

As a French technology company, we have benefited from certain tax advantages, including, for example, the French research tax credit (crédit d’impôt recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period, subject to certain conditions. The CIR is reflected as an offset to our research and development expense. It is calculated based on our claimed amount of eligible research and development expenditures in France and represented $0.5 million both for 2015 and 2016, and $0.6 million for 2017. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit, in accordance with the French tax code (Code général des impôts) and the relevant official guidelines. If the French tax authority determines that our research and development programs do not meet the requirements for the CIR benefit, or that certain CIR rules were inconsistently applied, we could be liable for additional corporate tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

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

Our reported financial results may be adversely affected by changes in accounting principles.

International Financial Reporting Standards (“IFRS”) are subject to interpretation by the International Accounting Standards Board (“IASB”) and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. These or other changes in accounting principles could adversely affect our financial results. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

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

In addition, holders of up to 9,586,713 shares of our ordinary shares and ADSs, or 33% of our total ordinary shares and ADSs, based on ordinary shares and ADSs outstanding as of December 31, 2017, are entitled to rights with respect to registration of our ordinary shares pursuant to a shareholder agreement. If these holders of our ordinary shares, by exercising their registration rights, sell a large number of ADSs, they could adversely affect the market price for our ADSs. Furthermore, if we file a registration statement for the purposes of selling additional ADSs to raise capital and are required to include ADSs held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired.

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

We are currently an “emerging growth company” as defined in the U.S. federal securities laws, and, for so long as we remain an emerging growth company, we have chosen to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and reduced disclosure obligations regarding executive compensation in our periodic reports. The next determination of our filing status will take place on June 30, 2018. It is possible that we will be classified as a large accelerated filer and lose our emerging growth company status in fiscal 2019.  We will not take advantage of the extended transition period under Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We cannot predict if investors will find the ADSs less attractive because we have chosen to rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the market price of the ADSs may be more volatile.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of the ADSs may, therefore, be adversely affected.

As a public company in the United States, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to provide a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404. This process is time-consuming, costly and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an  “emerging growth company”, which may occur for the annual report for the year ending December 31, 2018. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the ADSs may be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Share ownership is concentrated in the hands of our principal shareholders and management, who are able to exercise a direct or indirect controlling influence on us.

Our executive officers, directors, current five percent or greater shareholders and affiliated entities together beneficially own 46% of our ordinary shares and ADSs outstanding as of December 31, 2017. As a result, these shareholders, acting together, have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

We have entered into a shareholder agreement, or the Shareholder Agreement, with entities affiliated with Balderton Capital, Bpifrance Investissement, Galileo Partners, Idinvest Partners and Silver Lake Sumeru, which we refer to herein as our Major Shareholders. The Shareholder Agreement contains specific rights, obligations and agreements of these parties as holders of our ordinary shares or equity securities representing our ordinary shares (including the ADSs).

In addition, the Shareholder Agreement contains provisions related to the composition of our board of directors. Pursuant to the Shareholder Agreement, entities affiliated with Balderton Capital, Bpifrance Investissement and Silver Lake Sumeru are entitled to nominate members of our board of directors. The current directors nominated by affiliates of Bpifrance Investissement and Silver Lake Sumeru under the Shareholder Agreement are Thierry Sommelet, and John D. Brennan, respectively. Balderton Capital is not currently affiliated with any member of our board of directors. Affiliates of Balderton Capital, Bpifrance Investissement, Idinvest Partners and Silver Lake Sumeru have agreed to vote their Company securities in favor of the directors nominated as set forth above.

As a result, based on their ownership of our voting power and the approval rights in the Shareholder Agreement, our Major Shareholders currently have the ability to elect three of the eight members of our board of directors, and thereby to substantially influence our management and affairs.

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

Your ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. For example, if changes are made to tax laws, our securities may then be subject to French or other applicable taxes.

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

•

A merger (i.e., in a French law context, a stock-for-stock exchange after which our company would be dissolved without being liquidated into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

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

•

Our shareholders have preferential subscription rights proportional to their shareholding in our company on the issuance by us of any additional shares or securities giving the right, immediately or in the future, to new shares for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

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

•

Our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board of directors’ decisions;

•

Under French law, a non-French resident as well as any French entity controlled by non-French residents may have to file a declaration for statistical purposes with the Bank of France (Banque de France) following the date of certain direct or indirect investments in us —see the section of this Annual Report titled “Ownership of Shares and ADSs by Non-French Persons”;

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

•

Pursuant to French law, our By-laws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by a two-thirds majority vote of our shareholders present, represented by a proxy or voting by mail at the meeting; and

•

Our shares take the form of bearer securities or registered securities, if applicable legislation so permits, according to the shareholder's choice. Issued shares are registered in individual accounts opened by us or any authorized intermediary (depending on the form of such shares), in the name of each shareholder and kept according to the terms and conditions laid down by the legal and regulatory provisions.

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

We believe we will lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2018. We believe we will lose our status as a “foreign private issuer” under SEC rules in connection with this determination.

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

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Based on the value and composition of our assets, although not free from doubt, we do not believe we were a PFIC for the taxable year ended December 31, 2017, and we do not expect to be a PFIC in the current taxable year or the foreseeable future. Since a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year), we cannot assure you that we will not be or become a PFIC in the current year or any future taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds ADSs, the U.S. holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Each U.S. holder is strongly urged to consult its tax advisor regarding the application of these rules and the availability of any potential elections.

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

Item 4.         Information on the Company

A.History and Development of the Company

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

2010:    Expanded into Tokyo and launched Talend Master Data Management

2011:    Launched Talend Application Integration

2012:    Launched Talend Big Data Integration on Hadoop

2015:    Expanded into Canada, Australia and Singapore

2016:    Completed our initial public offering. Expanded into Italy, the Netherlands, Spain, Sweden and India; launched free and commercial versions of Talend Data Preparation

2017:Expanded cloud offering with the release of our multi-cloud Talend Big Data Integration solution and Talend Data Prep on the cloud

Our employee base has grown from 524 employees as of December 31, 2015 to 886 employees as of December 31, 2017.

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

Our actual capital expenditures for the years ended December 31, 2015, 2016 and 2017 amounted to $0.8 million, $1.4 million and $2.2 million, respectively. These investments in property and equipment primarily consisted of the acquisition of systems, equipment and other assets purchased in the ordinary course of business. We expect our capital expenditures to increase in absolute terms in the near term as we continue to grow our operations. We anticipate our capital expenditure to be financed from the cash flows from operating activities and proceeds of our initial public offering.

B.Business Overview

Company Overview

Our mission is to enable every organization to harness the power of their data. Our software platform, Talend Data Fabric, integrates data and applications in real time across modern big data and cloud environments, as well as traditional systems, allowing organizations to develop a unified view of their business and customers across organizational and technology silos. We are a recognized leader in the market. In August 2017, Gartner continued to identify us as a Leader in its report titled Magic Quadrant for Data Integration Tools. In October 2017, Gartner also named Talend a leader in its report titled Magic Quadrant for Data Quality Tools.* Effective and strategic use of data to optimize every aspect of business is a competitive advantage. We are a key enabler of the data-driven enterprise where data is becoming a strategic asset. Talend Data Fabric allows customers in any industry to improve business performance by using their data to create new insights and to automate business processes. Our customers rely on our software to better understand their customers, improve customer service, detect fraud and predict equipment maintenance needs.

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

The growth in data sources, such as the rise of new big data and cloud platforms to analyze this data, combine to create major growth engines for the data integration market. We believe our products immediately address the markets for Data Integration and Integrity Software, Master Data Management, and Integration and Orchestration Middleware, which International Data Corporation, or IDC, estimates combined were $17 billion in 2016 and are forecasted to reach $23 billion in 2020. Within those large markets, demand for big data integration and cloud integration is growing particularly quickly due to growth in their underlying markets. According to IDC, the market for Big Data Analytics (BDA) related hardware, software, and services is expected to maintain a compound annual growth rate (CAGR) of 11.9% through 2020 when revenues will be more than $210 billion. Although annual spending growth is expected to slow somewhat for the public IT cloud services market over the 2016-2021 forecast period, the market is forecast to achieve a five-year compound annual growth rate (CAGR) of 21.9% with public cloud services spending totaling $277 billion in 2021. We expect that the advent of self-service data preparation solutions will serve as an additional driver of growth for data integration. We believe these trends will shape the data integration space for years to come.

* Source Gartner, Inc., "Market Guide for Data Preparation," 14 December 2017. The Gartner Report(s) described herein, (the "Gartner Report(s)") represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Annual Report]) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

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

We have a broad, global customer base that includes AstraZeneca, HP, Citi, General Electric and Lenovo and spans a broad range of industries, including financial services, technology, telecommunications, healthcare, manufacturing and retail. We have developed an ecosystem of over 120 partners including Amazon Web Services, Microsoft Azure, Google Cloud Platform, Cloudera, MapR and Hortonworks, as well as many leading systems integrators such as Accenture and Capgemini. This ecosystem extends the capabilities of our platform, enhances our sales reach and market penetration and maximizes the value of our solutions for our customers.

For the year ended December 31, 2017, our total revenue was $148.6 million, including $125.9 million of subscription revenue that grew 42% year-over-year on a constant currency basis (42% year-over-year on an actual currency basis). We experienced net losses of $31.2 million, net cash used in operating activities of $2.3 million and negative free cash flow was $4.5 million for the year ended December 31, 2017, as we continue to invest in growing our business.

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

The Data-Driven Imperative

The rise of social media, proliferation of mobile and IoT devices and growing adoption of cloud-based IT infrastructure is producing massive quantities of new data for organizations. IDC estimates that in 2025, the world will create and replicate 163 zettabytes of data, representing a tenfold increase from the amount of data created in 2016. This hypergrowth is the outcome of an evolution of computing that goes back decades. This data provides little insight when stored in organizational or technology silos, but becomes highly valuable when combined with existing customer, product and partner data. For example, by integrating and analyzing customer data from point of sales systems with data from phone interactions, organizations can develop a holistic view of the customer and provide a more engaging experience.

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

Generational Shift to Big Data Technology

To accommodate the enormous increase in data, including from social media, mobile and IoT devices as well as the concurrent increase in real-time processing requirements, IT infrastructure is in the midst of a transformative shift towards next generation big data technology. Technologies such as Hadoop, Spark and NoSQL enable organizations to manage and process far greater amounts of data in real time and at significantly lower costs. In addition, these big data technologies can also be leveraged from cloud platforms such as Amazon Elastic Map Reduce, Microsoft Azure HD Insight and Google Cloud Dataproc or Dataflow. According to IDC, the market for BDA related hardware, software, and services is expected to maintain a compound annual growth rate (CAGR) of 11.9% through 2020 when revenues will be more than $210 billion. These new technologies initially start as complementing the traditional relational database technology in widespread use today by adding new capabilities to deal with the far larger data volumes, more varied types of data and real-time processing. According to IDC almost half of the organizations represented in a recent IDC survey are already processing streaming data with their DII solutions. Only 5% of the population had no immediate plans to integrate streaming data. Over time, as organizations become familiar with these technologies and better understand their capabilities, they increasingly choose big data technologies for new projects they initiate.

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

Cloud Adoption Becomes Mainstream

IT infrastructure is undergoing a shift as organizations extend their infrastructure with cloud-based solutions. The traditional information technology framework of standalone hardware running on-premise software, which is deployed and maintained by IT departments, is shifting rapidly toward a virtualized, cloud-based infrastructure that reduces upfront investment, ongoing maintenance and support costs, and increases agility. Gartner estimates that by 2021, constant U.S. dollar worldwide revenue for cloud system infrastructure services, or IaaS, and cloud application infrastructure services, or PaaS, will exceed $118.5 billion* and we believe will likely pass the revenue for servers.

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

Demand for Self-Service Technology

The proliferation of data, coupled with its strategic importance, has significantly increased business users’ demand for tools to access the data themselves. For example, self-service visualization tools such as Tableau or Qlik have empowered business users to perform analytics independently. While these tools provide tremendous value, they are often limited by the data they can access. In many cases IT controls the data but does not deliver it in a format easily analyzed or used by the business. Data and analytics leaders are struggling to respond to this urgent need due to their over-reliance on IT-centric tools for finding, cataloging and transforming relevant data and making it accessible to the growing number of distributed users in the enterprise, both inside and outside of centralized data and analytics teams. Due to this, organizations report that they spend more than 60% of their time in data preparation, leaving little time for actual analysis.* This has led to demand for a new wave of self-service tools that allow both IT and business users to access, merge, cleanse and analyze data more quickly than before. By removing the IT bottleneck in accessing data, organizations empower key business stakeholders to leverage all of their data quickly to create new insights and implement operational changes. As businesses face pressure to accelerate how they do business, self-service access to data integration will become increasingly important.

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

* Source Gartner, Inc., "Market Guide for Data Preparation," 14 December 2017. The Gartner Report(s) described herein, (the "Gartner Report(s)") represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Annual Report]) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

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

Limitations of Legacy ETL Software:

•

Not designed for big data and cloud architectures.  Legacy ETL software was built primarily to integrate structured data from on-premise applications and relational databases into data warehouses. It was not designed to leverage the data processing benefits of big data and cloud platforms such as Hadoop and Spark, or their cloud versions in Amazon, Microsoft and Google. Instead, it uses a proprietary approach that runs separately from the high speed Hadoop/Spark processing, which creates a bottleneck to performance, scale and flexibility. In addition, legacy ETL software does not support the real-time capabilities necessary for exploratory analysis.

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

We believe our products immediately address the markets for Data Integration and Integrity Software, Master Data Management, and Integration and Orchestration Middleware, which IDC estimates combined were $17 billion in 2016 and are forecasted to reach $23 billion in 2020. We believe that these markets will further expand as a portion of spend on hand-coded integrations will transition to software-based integration solutions given the time consuming and expensive process of manual integrations coupled with the scarcity of personnel with the requisite technical skills.

Lastly, the transformative change in IT infrastructure is driving a dramatic shift in IT spend and opening up new market opportunities. The rapid adoption of cloud platforms and big data technologies including Hadoop reflect this shift. IDC forecasts worldwide revenues for BDA will reach $150.8 billion in 2017, an increase of 12.4% over 2016. Commercial purchases of BDA-related hardware, software, and services are expected to maintain a compound annual growth rate (CAGR) of 11.9% through 2020 when revenues will be more than $210 billion. The related market for integration solutions for big data is not included in this market, but we believe will grow in parallel at a similar rate of growth. Although annual spending growth is expected to slow somewhat for the public IT cloud services market over the 2016-2021 forecast period, the market is forecast to achieve a five-year compound annual growth rate (CAGR) of 21.9% with public cloud services spending totaling $277 billion in 2021. These significant growth rates represent the rapid expansion and pace of change in the markets underlying our opportunity.

Our Solution

Talend Data Fabric is a modern, unified platform designed to meet integration needs of both developers and business users. It works seamlessly across on-premise, cloud and hybrid environments and integrates data in real time from both traditional and big data platforms. The benefits of our solution include:

•

Designed for big data technologies.  Our solution was purpose-built to work with modern big data architectures, allowing organizations to integrate their data seamlessly in any environment. Our product architecture generates code that runs natively in Hadoop, Spark and the three key cloud platforms (Amazon, Microsoft, Google) to take full advantage of the scale and speed of big data and cloud technologies. Our solution works with the increasingly fragmented and complex data that is created in both structured and unstructured formats and supports exploratory analysis. We continue to innovate our platform to keep it at the cutting edge. As an example, in our Summer 2017 product release, we unveiled a new version of our Talend Data Fabric that seamlessly manage information across Amazon Web Services, Cloudera Altus, Google Cloud Platform, Microsoft Azure and Snowflake platforms. This product release enables customers to optimize and leverage big data technologies that reside in these different cloud platforms.

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

•

Robust governance and management capabilities.  Our solution provides organizations with powerful governance and management capabilities for their data assets. As regulatory and compliance issues gain importance for organizations, especially with the enforcement of GDPR in 2018, our data governance capabilities allow customers to be confident that their data will be secure, auditable and reliable. Our solution can manage the largest volumes of data, while masking sensitive data such as credit card or social security numbers. We provide visibility into data flows, lineage and stewardship that continuously updates as developers change integrations.

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

•

Big Data Integration.  Talend Big Data Integration provides the same features and functionality as our Talend Data Integration product, in addition to specialized support for big data platforms. Our solution generates native code for modern big data systems to run real-time, large-scale data processing. It integrates with Apache Hadoop, Apache Spark, NoSQL databases and other big data systems either on-premise or in the cloud. The solution delivers large-scale, high performance in-memory processing by generating native Spark and Spark Streaming code, thus leveraging the full capabilities of the Hadoop environment. Talend’s support for Spark and Spark Streaming gives it up to five times faster performance than MapReduce, according to our internal performance calculations, support for machine learning algorithms, and real time processing of data streams. This solution can load, transform, enrich and cleanse data inside Hadoop, leveraging its power and scale. End-to-end big data integration workflows can be integrated with EMR, Amazon Redshift, Microsoft Azure HDInsight and Google Dataproc or Daraflow systems to support IoT and other business intelligence projects.

•

Application Integration.  Talend Application Integration enables organizations to integrate applications, services and APIs without coding, simplifies complex mapping challenges, and delivers and enforces enterprise security rules. Our solution provides a high-speed services backbone and enables building a service-

oriented architecture to connect, mediate and manage services in real time. The solution is built on extensible open source Enterprise Service Bus and data integration technology. Our powerful built-in data mapper is intuitive and allows the manipulation of complex, legacy and vertical industry data formats with a graphical tool. Talend Application Integration is sold as a bundle with either Talend Data Integration or Talend Big Data Integration.

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

•

Data Preparation.  Talend Data Preparation allows anyone in IT or a business role to access, blend, clean and enrich data with an Excel-like, easy to use point and click user interface. This empowers business users to solve their data preparation challenges on their own without waiting for technical IT resources. The commercial version of Talend Data Preparation works seamlessly with Talend Big Data Integration, Talend Data Integration and Talend Integration Cloud so that a business user can create a data preparation process and share it with an IT developer to embed it into a more complex data integration flow. This allows IT organizations to accelerate data warehousing projects by partnering with business users that are experts in the data being processed. Talend Data Preparation is sold as an optional component within Talend Data Fabric products.

Open Source Products

We offer five Talend Open Studio branded product offerings as well as Talend Data Preparation Free Desktop which are all free, open source versions of our products. These products are 100% open source and are freely downloadable from the Talend website or other online communities. Our open source products have been downloaded more than three million times. Talend’s open source products include tools for Big Data Integration, Data Integration, Data Quality, Enterprise Service Bus, Master Data Management and Data Preparation. Our open source products are designed to meet all of the requirements of a single user and are unlimited with respect to duration of use, processing power, number of integration flows that can be designed using the product and number and types of data sources that can be accessed using the product. However, once multiple users within the same organization start using our open source products, they tend to need the enhanced features that are only included in our subscription offerings. Each open source product can be deployed independently of the others to provide users with ultimate flexibility.  In addition, registering for our open source community provides access to thousands of innovators, plus access to product documentation, tutorials and webinars.

Our Growth Strategy

Key drivers for our growth strategy include:

•

Maintain our technology leadership.  We intend to continue to invest in our Talend Data Fabric platform and innovate and develop new features, functionality and product modules as our markets advance. We have a track record of successful product innovation, as demonstrated by our Talend Big Data Integration product which we launched in 2012 and our Talend Integration Cloud product which we launched in 2015. Subscription revenues from Talend Big Data Integration and Talend Integration Cloud have grown by approximately 100% in fiscal year 2017 and represented more than 40% of our subscription revenue in the fourth quarter of 2017. We expect to continue to launch new products in the coming years with a focus on cloud products.

•

Grow our customer base.  We plan to grow our base of customers by continuing to expand our sales organization, develop our channel relationships and convert open source users into paying customers. As of December 31, 2017, we have 353 enterprise customers that generate an annualized subscription revenue of $0.1 million or above, an increase of 58% from the prior year.

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

•

Continue to grow internationally.  Although the United States is one of Talend’s fastest-growing markets, we expect to experience balanced growth across the United States and the rest of the world as we expand our global presence. Today, we have a presence in Germany, France, Canada, the United Kingdom, Ireland, Spain, Italy, Australia, Singapore, the Netherlands, Sweden, Switzerland, China, India and Japan. We will continue to invest in further expanding our footprint in international markets.

•

Cultivate our open source community.  We will continue to release open source versions of our product to increase our exposure among developers and enhance our community to develop additional components and connectors for our integration platform, some of which we will commercialize.

Customers

As of December 31, 2017, we have over 1,500 paying subscription customers across more than 60 countries and a variety of industries. We define a customer as a paid licensor of our technology, either directly from Talend or through an authorized reseller. We exclude users of our technology through OEM partnerships. We also exclude users who have downloaded the Open Source versions of our products but have not entered into a commercial relationship with us and from whom we do not derive any recurring revenue.

Marketing

Our marketing organization is responsible for increasing the awareness of Talend’s solution, fostering the Talend community, generating demand, gathering market feedback and enabling our field sales team to effectively sell our solution. The open source and free trial editions of our products are key drivers of awareness and initial usage. Our open source products, which have more than three million downloads, have seeded the market and lead to platform adoption by many of our current paying customers. When deciding whether to purchase our products, our customers primarily learn from our open source products, Talend community, white papers, webinars and third-party research before engaging with our sales team. It is a key mission of the marketing organization to support and accelerate this learning process. The marketing organization includes the following functions: web marketing, community marketing, marketing communications, field marketing, product management and product marketing.

Sales

We sell our software and services through both a direct sales force and indirect channel partners. As of December 31, 2017, we have a direct sales presence in 16 countries across North America, Europe and Asia. For indirect channels, we utilize resellers, referral partners and implementation partners to increase our overall sales opportunities.

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

Channels and Alliances

Talend maintains strategic relationships with a variety of partners that we view as a playing a critical role in our growth and success. These partners jointly develop, market, sell, recommend, and/or implement our solution. Our partners include:

•

Technology Alliances.  We work with big data, cloud application and analytical software vendors to provide integration solutions to their customers. We work with Cloudera, Hortonworks, MapR, Amazon Web Services, Microsoft, Google, salesforce.com, Teradata and Snowflake among others.

•

Value Added Resellers.  Our network of resellers extends our sales and marketing efforts across Europe, the Middle East, and Asia-Pacific. Many of our VARs also bring deep vertical market knowledge and implementation expertise.

•	Systems Integrators. We have partnered with over 100 systems integrators worldwide, including Accenture, Cognizant, CapGemini, Deloitte Consulting, Wipro and Virtusa, among others.

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

Talend has deep roots in the open source community. We believe our open source approach helps us maintain greater transparency, create better software and have happier customers. We have an open source core product that anyone can download, improve, enrich, or extend, and we are very engaged with the open source community to get feedback to improve our products. We have open source committers to key projects from the Apache Software Foundation such as Beam, ActiveMQ, Camel, CXF, Karaf, Syncope and Falcon that are used in our own technology stack but also in many other enterprise software products.

We strongly believe in providing an excellent customer experience and have invested greatly in our user interface to improve ease of use for our customers. This will remain an area of focus for us as we target new customers and use cases, as displayed in the releases of our Talend Integration Cloud and Talend Data Preparation solutions.

In the years ended December 31, 2015, 2016 and 2017, our research and development expenses were $15.1 million, $19.3 million and $26.8 million, respectively.

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

As of December 31, 2017, we have two pending patent applications and no issued patents. We own and use registered and unregistered trademarks on or in connection with our products and services in numerous jurisdictions. In addition, we have also registered numerous internet domain names.

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

C.Organizational Structure

Corporate Structure

We launched our first product in France in 2006 and subsequently expanded our business across Europe and into North America and Asia. As a result of our significant international operations, our revenue from outside of France accounted for 83% of our revenue for the year ended December 31, 2017.

As of December 31, 2017, all of our subsidiaries are wholly-owned. The following diagram illustrates our corporate structure:

D.Property, Plants and Equipment

Facilities

We lease approximately 25,000 square feet of office space in Redwood City, California. This office lease expires in 2020. We also lease approximately 24,000 square feet of office space in Suresnes, France. This office lease expires in 2023. We also lease office space around the world for our employees, including elsewhere in France and in China, Germany, the United Kingdom, Japan and India.

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

A.Operating Results

Overview

Our mission is to enable every organization to harness the power of their data. Our software platform, Talend Data Fabric, integrates data and applications in real time across modern big data and cloud environments, as well as traditional systems, allowing organizations to develop a unified view of their business and customers across organizational and technology silos. We are a recognized leader in the market. In August 2017, Gartner continued to identify us as a Leader in its report titled Magic Quadrant for Data Integration Tools. In October 2017, Gartner also named Talend a leader in its report titled Magic Quadrant for Data Quality Tools.* Effective and strategic use of data to optimize every aspect of business is a competitive advantage. We are a key enabler of the data-driven enterprise where data is becoming a strategic asset. Talend Data Fabric allows customers in any industry to improve business performance by using their data to create new insights and to automate business processes. Our customers rely on our software to better understand their customers, improve customer service, detect fraud and predict equipment maintenance needs.

Our employee base has grown from 524 employees as of December 31, 2015 to 886 employees as of December 31, 2017. We plan to continue to expand our non-U.S. presence to address the needs of our global customers as well as to acquire customers in new geographies. We also plan to continue to invest in new product development.

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

We generate the majority of our revenue from subscriptions of our commercial solutions. We primarily sell annual contracts billed in advance. Our subscription offering includes enterprise-grade features and capabilities to scale our solutions across production environments and customer infrastructures. These product features and capabilities include scheduling, management and monitoring of data integration flows, collaboration across a team of users and technical support. We also provide professional services to implement our solutions. Our subscription revenue represents a significant portion of our revenue, growing from 84% of our total revenue in the year ended December 31, 2016 to 85% in the year ended December 31, 2017 and is primarily driven by the increasing adoption of cloud products.

* Source Gartner, Inc., "Market Guide for Data Preparation," 14 December 2017. The Gartner Report(s) described herein, (the "Gartner Report(s)") represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Annual Report]) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

Our financial results include:

•	Total revenue increased from $76.0 million for 2015 to $106.0 million for 2016 to $148.6 million for 2017;

•	Subscription revenue increased from $62.7 million for 2015 to $88.6 million for 2016 to $125.9 million for 2017;

•	Subscription revenue grew 42% year-over-year for 2017; and

•	Net loss was $22.0 million for 2015, $24.2 million for 2016 and $31.2 million for 2017.

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

Key Factors Affecting Our Performance

Expansion within Existing Customers.    Our business model relies on rapidly and efficiently landing new customers and expanding our relationship with these customers over time. We have designed our products for ease-of-use and with strong integrations between products to encourage broad adoption within organizations. Customers regularly expand the use of our software within their organizations by adding users or purchasing additional products within the Talend Data Fabric, such as Talend Application Integration or Talend Master Data Management. As customers gain awareness of our solutions and as their data integration requirements evolve, they may recognize additional use cases for our software and expand their use of our solutions accordingly, and our growth strategy is dependent on our ability to demonstrate the value of these additional products to our customers. We believe this provides us with substantial operating leverage because the costs of additional sales within existing customers are significantly less than costs of sales to new customers. Our future revenue growth and profitability rely on customers continuing to expand user and product adoption within their organizations.

Adoption of Big Data Technologies.    We believe our big data integration capabilities are a key competitive differentiator and driver of new customer adoptions. We expect that as organizations adopt and scale out deployments of Hadoop and related technologies such as cloud technologies, they will continue to use Talend to facilitate the integration of these big data technologies within their IT environments. Adoption of big data in particular is growing. According to IDC, the market for Big Data Analytics (BDA) related hardware, software, and services is expected to maintain a compound annual growth rate (CAGR) of 11.9% through 2020 when revenues will be more than $210 billion. Although annual spending growth is expected to slow somewhat for the public IT cloud services market over the 2016-2021 forecast period, the market is forecast to achieve a five-year compound annual growth rate (CAGR) of 21.9% with public cloud services spending totaling $277 billion in 2021. We believe this to be a catalyst for adoption of our Talend Big Data Integration product. We also believe the adoption and usage of Talend Big Data Integration generally drives demand for other Talend Data Fabric products. For example, over time some of our Talend Big Data Integration customers have adopted Talend Master Data Management as they integrate disparate systems with Hadoop and thereby drive more subscription revenue for Talend. The continued adoption of big data technologies, and our ability to differentiate between our product offerings and those of our competitors, in both functionality and pricing, is critical to our continued revenue growth. Our growth strategy is dependent upon increasing sales of our solution to large enterprise customers, and we will need to drive adoption of big data technologies generally, and our product offerings in particular, among these customers.

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

As a result, our average contract term has shortened and we generate a smaller proportion of our deferred revenue as long-term. This sales strategy eliminates the discount generally required for multi-year subscription pre-payments. Although this results in lower subscription billings relative to multi-year pre-payments in a given period, it increases the annualized value of our subscriptions. Going forward, we intend to continue to enter into multi-year contracts with annual payment schedules. For both the twelve-month periods ended December 31, 2016 and 2017, new subscription sales had an average pre-billed duration of 1.3 years.

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

Investment in Sales and Marketing.    We continue to focus on long-term growth and expect to continue to invest aggressively in sales and marketing to grow our customer base and expand within existing customers. We also expect to increase investments in sales and marketing in markets outside of France and the United States. As we continue to focus on new customer acquisition, we will need to devote additional time and effort to the new customer sales cycle, which requires more time, education and effort than expanding our relationship with existing customers. Any investments that we make in sales and marketing will occur in advance of our experiencing benefits from such investments, as new sales hires take time to fully ramp. The success of these efforts will also be affected by our ability to hire and retain sales personnel, and attrition of these employees may slow our efforts. As a result, it may be difficult for us to determine if we are efficiently allocating our resources in these areas. Increasing new customer bookings, particularly among large enterprise customers, is key to our growth strategy, and we also anticipate continuing to invest in expanding our international operations and increasing sales of Talend Big Data Integration and Talend Integration Cloud. Sales to large enterprise customers have reflected larger deal sizes and have been one of the principal drivers of our revenue growth. However, sales to large enterprise customers involve risks that may not be present with sales to smaller customers, including increased competition from companies that traditionally target larger enterprise customers and a  longer sales cycle. These factors result in less visibility and create difficulties in assessing deal cyclicality for these customers.

Foreign Currency Exchange Risk.    A portion of our subscription agreements and operating expenses are incurred outside the United States and denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro. Because our reporting currency is the U.S. dollar, the impact of foreign currency exchange on our business is primarily material to our financial reporting, and less to the ongoing operations of our business, as our cash inflows generally exceed our expenses in a given currency, creating a partial hedge. We believe that as the portion of U.S. business increases relative to our global business, the impact of foreign currency exchange on our financial reporting will be reduced. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in currency rates.

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

The table below shows our subscription revenue growth rate on both an actual and constant currency basis for each quarter in the years ended December 31, 2016 and December 31, 2017, calculated against the corresponding quarter in the prior year, as well as the years ended December 31, 2015, 2016 and 2017. We calculate revenue on a constant currency basis by applying the average monthly currency rate for each month in the comparative period to the corresponding month in the current period.

	Year Ended December 31,			Three Months Ended
				Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2015	2016	2017	2016	2016	2016	2016	2017	2017	2017	2017
Actual FX rates	27%	41%	42%	40%	40%	41%	43%	43%	43%	44%	40%
Constant Currency	39%	44%	42%	42%	40%	44%	48%	47%	46%	41%	34%

Number of Customers Above a Certain Subscription Revenue Threshold

We believe our ability to increase the number of customers above a certain subscription revenue threshold over time is an indicator of our ability to penetrate large enterprise customers. Increasingly, our quarterly growth is driven by large enterprise customer acquisition. We track our performance in this area by measuring the number of customers which generates an annualized subscription revenue of $0.1 million or above, calculated by multiplying the total subscription revenue from a customer in the given quarter by four.

As we continue to expand the sales of existing and new products within our existing customer base, we expect more of our existing customers will cross the $0.1 million threshold. However, this may be offset if we do not successfully renew subscriptions with our existing customers.

The following table summarizes on a quarterly basis the number of customers above $0.1 million of annualized subscription revenue since January 1, 2016.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2016	2016	2016	2016	2017	2017	2017	2017
Customers count	162	186	211	224	260	291	335	353

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

The following table summarizes our quarterly dollar-based net expansion rate since January 1, 2016 on both an actual and constant currency basis.

	Three Months Ended
Dollar-based net	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
expansion rate	2016	2016	2016	2016	2017	2017	2017	2017
Actual FX rates	115%	119%	119%	123%	123%	121%	121%	125%
Constant Currency	123%	124%	121%	125%	125%	125%	123%	125%

Free Cash Flow

To provide additional information regarding our financial results, we use free cash flow, a financial measure not calculated in accordance with IFRS, within this annual report. We define free cash flow as net cash (used in) from operating activities less net cash used in investing activities for purchases of property and equipment and intangible assets, except for those acquired as part of a business combination. We have included free cash flow in this annual report because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. We believe that free cash flow provides useful information in understanding and evaluating our results of operations in the same manner as our management and board of directors. Although free cash flow measures are frequently used by investors and securities analysts in their evaluation of companies, free cash flow measures each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our cash flows as reported under IFRS. Free cash flow as defined by us may not be comparable to similar measures used by other companies. The table below shows our free cash flow for each of the years ended December 31, 2015, 2016 and 2017, and a reconciliation to the most directly comparable IFRS measure for such period.

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Net cash (used in) from operating activities	$(9,979)	$3,373	$(2,321)
Less: Acquisition of property & equipment	788	1,417	2,224
Free Cash Flow	$(10,767)	$1,956	$(4,545)

Key Components of Results of Operations

Revenue

We primarily derive our revenue from the sale of subscriptions and professional services engagements.

Subscription revenue.  Subscription revenue consists of fees earned from arrangements to provide customers with the right to use our commercial software either in a cloud-based infrastructure that we provide, or installed within the customer’s own environment. Our subscriptions include unspecified future updates, upgrades and enhancements and technical product support. Subscription fees are based primarily on the number of users of our software and to a lesser extent the processing power required to operate the software. Our subscription-based arrangements generally have a minimum contractual term of one year and are invoiced in advance for the full subscription term. Subscription fees are generally non-refundable regardless of the actual use of the service. We recognize subscription revenue ratably over the term of the contract, commencing with the date the service is made available to the customers and all other revenue recognition criteria are met (see Note 2 (b) “New accounting standards not yet adopted” disclosed in the footnotes, in Part III, Item 18 to this Annual report, for a discussion on IFRS 15 and its expected impact on revenue recognition starting on January 1, 2018). We also include in our subscription revenue, fees earned from licensing arrangements with OEM customers. OEM customers bundle our products within their own product offering and pay us a license fee for this right.

Professional services revenue.  Professional services revenue consists of fees earned for consulting engagements related to the deployment and configuration of our product offering, training customers and associated expenses. These engagements are generally provided by our own team of specialized consultants or by third-party consultants to whom we contract on a periodic basis. Consulting engagements consist of time-based arrangements for which the revenue is recognized using a time and material basis. Training revenue results from contracts to provide educational services to customers and partners regarding the use of our technologies and is recognized as delivered. We expect our professional services revenue will grow at a slower rate than our subscription revenue as we work with more systems integrators, who assist our customers with the implementation of our solutions.

Cost of Revenue

Cost of subscription revenue.  Cost of subscription revenue consists primarily of employee-related costs, including salaries and bonuses, sales commissions, share-based payment expense and employee benefit costs associated with our customer support organization. It also includes expenses related to hosting and operating our cloud infrastructure, license of third-party intellectual property and related overhead. We use a third-party cloud platform provider to provide our cloud solution. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in cost of subscription revenue and operating expense categories.

We intend to continue to invest additional resources in our cloud-based offering and services. We expect that the cost of hosting fees to provide our cloud based offering will increase over time as we sell more of our cloud integration products. The timing of these expenses will affect our cost of subscription revenue in the affected periods.

Cost of professional services revenue.  Cost of professional services revenue consists primarily of personnel costs for employees including salaries and bonuses, sales commissions, share-based payment expense and employee benefit costs and fees to external consultants associated with our professional service contracts, travel costs and allocated shared costs. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in the cost of professional services revenue and operating expense categories.

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

Operating Expenses

Our operating expenses are classified as sales and marketing, research and development and general and administrative. For each functional category, the largest component is employee and labor-related expenses, which include salaries and bonuses, sales commissions, share-based payment expense, employee benefit costs and contractor costs. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category.

Sales and marketing.  Sales and marketing expenses consist primarily of salaries, sales commissions and related expenses, including share-based payment expense, for our sales and marketing employees, marketing programs and related overhead. Our sales and marketing employees include quota carrying headcount, sales administration, sales engineering, marketing and management. Marketing programs consist of advertising, promotional events, corporate communications, brand building, product marketing activities such as online lead generation, and developing sales strategies that emphasize particular products or services. See Note 2 (b) “New accounting standards not yet adopted” disclosed in the footnotes, in Part III, Item 18 to this Annual report, for a discussion on IFRS 15 and its expected impact on incremental sales commission costs to obtain a contract and the new requirement to amortize these costs on a straight line basis starting on January 1, 2018.

We plan to continue to invest in sales and marketing by expanding our global promotional activities, building brand awareness, attracting new customers and sponsoring additional marketing events. The timing of these events, such as our annual sales kickoff, will affect our sales and marketing costs in a particular quarter. We also plan to invest in training and retention of our sales team.

Research and development.  Research and development expenses consist primarily of salaries and related expenses, including share-based payment expense, contractor software development costs and related overhead, as well as amortization of acquired developed technology, less any research and development subsidies. We continue to focus our research and development efforts on building new products, adding new features and services, increasing functionality and enhancing our integration cloud infrastructure.

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

We will continue to incur additional expenses associated with being a publicly traded company, including higher legal, corporate insurance and accounting costs as well as costs of achieving and maintaining compliance with other public company regulations. We expect that in the future, general and administrative expenses will increase as we invest in our infrastructure and we incur additional employee related costs and professional fees related to the growth of our business.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with IFRS, which includes all standards issued by the IASB and related interpretations issued by the IFRS Interpretations Committee. The preparation of the consolidated financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, contingent liabilities, revenues and expenses. We base our judgments and estimates on historical experience and various other factors we believe to be reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.

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

We currently recognize revenue in line with IAS 18, Revenue, when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the entity and the stage of completion of the transaction at the end of the reporting period can be measured reliably. See Note 2 (b) “New accounting standards not yet adopted” disclosed in the footnotes, in Part III, Item 18 to this Annual report, for a discussion on IFRS 15 and its expected impact on revenue recognition starting on January 1, 2018.

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

The estimation of share awards that will ultimately vest requires judgement, especially awards with non-market performance conditions.

Determining the fair value of share-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of share options, employee warrants (BSPCE) and warrant (BSA). The determination of the grant date fair value of options using an option-pricing model is affected by our estimated ordinary share fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the expected term of the options, our expected share price volatility, risk-free interest rates and expected dividends, which are estimated as follows:

•	Expected term. We determine the expected term based on the average period the share awards are expected to remain outstanding.

•

Expected volatility. We consider historical volatility of our share price since the initial public offering and also consider the historical volatility of similar entities following a comparable period in their lives.

•	Risk-free rate. The risk-free interest rate represents the implied yield currently available on zero-coupon government issued securities over the expected term of the award.

•	Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

New accounting standards

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which supersedes current revenue recognition requirements. The standard’s core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step model to achieve its core principle: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. In addition, entities must disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative disclosures are also required. The Group has completed its assessment of the potential impact that the implementation of this updated standard will have on its consolidated financial statements. Subscription revenue, which accounted for 83%, 84% and 85% of the Group’s total revenue for the fiscal years ended December 31, 2015, 2016 and 2017, respectively, consists of fees earned from arrangements to provide customers with (i) continuous unspecified future updates, upgrades and technical product support and (ii) the rights to use a commercial version of our software, which includes enterprise-grade features (such as administrative tools used for scheduling, management and monitoring of data integration flows and collaboration across a team of users), either in a cloud-based infrastructure that we provide, or installed within the customer’s own environment. The Group currently recognizes subscription revenue ratably over the subscription period. Under the new standard, the support and maintenance attributes of the subscription arrangement represent a series of performance obligations that are delivered over time. The Group believes that its subscription revenue meets the criteria for revenue recognition over time and the vast majority will continue to be recognized ratably under the updated standard. The Group does expect that a portion of the arrangement will be recognized upfront for the value associated with the software license element of the arrangement, which the Group believes will be minimal, approximately 10%, in comparison to the entire arrangement; the Group offers the substantial majority of functional features for free in the open source version of its software. The Group has also considered the impact of the guidance for contract costs. Under IFRS 15, the Group would be required to capitalize and amortize incremental costs of obtaining a subscription contract, such as sales commission costs. Under the Group’s current accounting policy, sales commission costs are not capitalized but rather recognized as incurred. Under the new standard, the Group will defer a majority of the incremental sales commission costs to obtain the contract and amortize these costs on a straight-line basis over a period of benefit that we have determined to be five years. The Group has adopted the standard on January 1, 2018 on a modified retrospective basis and applied the new standard only to contracts that are not completed contracts at January 1, 2018.

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

In January 2016, the IASB issued the IFRS 16, Leases, which supersedes the existing leases standard, IAS 17, Leases, and related interpretations. The standard introduces a single lessee accounting model. The new lease standard will require companies to bring most leases on-balance sheet, as recognized assets and liabilities. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard. The standard also contains enhanced disclosure requirements for lessees. It is effective for the Group for financial periods beginning on January 1, 2019, though early adoption is permitted and provides alternative approaches to adoption. The Group is assessing the potential impact of IFRS 16 on its consolidated financial statements but it expects that the adoption will result in an increase to non-current assets and non-current liabilities as a result of substantially all operating leases existing as of the adoption date being capitalized along with the associated obligations.

Results of Operations

The following table sets forth our results of operations for the periods indicated. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Consolidated statements of operations
Revenue
Subscriptions	$62,722	$88,629	$125,898
Professional services	13,238	17,355	22,697
Total revenue	75,960	105,984	148,595
Cost of revenue (1)
Subscriptions	8,283	12,278	16,367
Professional services	10,425	13,290	17,792
Total cost of revenue	18,708	25,568	34,159
Gross profit	57,252	80,416	114,436
Operating expenses (1)
Sales and marketing	49,169	67,580	86,892
Research and development	15,075	19,251	26,835
General and administrative	14,453	19,577	29,446
Total operating expenses	78,697	106,408	143,173
Loss from operations	(21,445)	(25,992)	(28,737)
Finance income	21	2,603	701
Finance expense	(589)	(791)	(2,848)
Loss before income tax (expense) benefit	(22,013)	(24,180)	(30,884)
Income tax (expense) benefit	7	(63)	(324)
Net loss for the year	$(22,006)	$(24,243)	$(31,208)

(1)Amounts include share-based payment and amortization of acquired intangibles expense, as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Cost of revenue - subscriptions	$78	$74	$315
Cost of revenue - professional services	61	84	207
Sales and marketing	793	917	2,271
Research and development	592	674	1,613
General and administrative	1,316	1,565	2,441
Total share-based payment and amortization of acquired intangibles expense	$2,840	$3,314	$6,847

The following table sets forth our results of operations data for each of the periods indicated as a percentage of total revenue.

	Year Ended December 31,
	2015	2016	2017
Revenue
Subscriptions	83%	84%	85%
Professional services	17%	16%	15%
Total revenue	100%	100%	100%
Total cost of revenue	25%	24%	23%
Gross profit	75%	76%	77%
Operating expenses
Sales and marketing	65%	64%	58%
Research and development	20%	18%	18%
General and administrative	19%	18%	20%
Total operating expenses	104%	100%	96%
Loss from operations	(28)%	(24)%	(19)%
Finance income	—%	2%	—%
Finance expense	(1)%	(1)	(2)%
Loss before income tax (expense) benefit	(29)%	(23)%	(21)%
Income tax (expense) benefit	—%	—%	—%
Net loss for the year	(29)%	(23)%	(21)%

Years Ended December 31, 2016 and 2017

Revenue

	Year Ended December 31,
	2016	2017	$ Change	% Change
		(in thousands)
Subscriptions	$88,629	$125,898	$37,269	42%
Professional services	17,355	22,697	5,342	31%
Total revenue	$105,984	$148,595	$42,611	40%

Total revenue increased $42.6 million, or 40%, in the year ended December 31, 2017 compared to the year ended December 31, 2016. Growth in total revenue was attributable to increased demand for our products from both new and existing customers. The growth in total revenue was attributable primarily to the sale of subscriptions and to a lesser extent the growth of professional services revenue.

Subscription revenue increased $37.3 million, or 42%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase in subscription revenue was primarily attributable to strong demand for Talend Integration Cloud and Talend Big Data Integration, which combined grew by 100% in the year ended December 31, 2017 compared to the prior period. The increase in revenue was further driven by strong demand from North America where we have invested in greater sales capacity and Asia Pacific where we continued to scale out this expanding territory. Professional services revenue grew by $5.3 million, or 31% for the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase in professional services revenue was mainly due to increased demand from North American customers.

Subscription revenues by geography were as follows for the years ended December 31, 2016 and 2017:

	Year Ended December 31,
	2016	2017	$ Change	% Change
		(in thousands)
Americas	$41,682	$61,273	$19,591	47%
EMEA	44,586	58,739	14,153	32%
Asia Pacific	2,361	5,886	3,525	149%
Total subscription revenue	$88,629	$125,898	$37,269	42%

Cost of Revenue

	Year Ended December 31,
	2016	2017		$ Change	% Change
		(in thousands)
Cost of subscription	$12,278	$16,367		$4,089	33%
Cost of professional services	13,290	17,792		4,502	34%
Total cost of revenue	$25,568	$34,159		$8,591	34%
Gross Profit	$80,416	$114,436		$34,020	42%
Gross Margin	76%	77%	%

Total cost of revenue increased $8.6 million, or 34%, in the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase in total cost of revenue was driven by an increase in the cost of subscription revenue of $4.1 million, or 33%, in the year ended December 31, 2017 compared to the prior period. We increased our headcount during the period to meet the higher demand for support from our customers, resulting in increased compensation expense for employees and contractors of $3.0 million. Between December 31, 2016 and December 31, 2017, the support team headcount increased by 34% to 95 employees. The increase in the cost of subscription revenue was also driven by an increase in third-party licensing fees and hosting costs for our Talend Integration Cloud for a total of $0.6 million.

Cost of professional services revenue increased $4.5 million, or 34%, as we increased our team size and the use of contractors to support increased demand for our professional services, particularly in North America. Between December 31, 2016 and December 31, 2017, the professional services team headcount increased by 35% to 85 employees.

Sales and Marketing

	Year Ended December 31,
	2016	2017	$ Change	% Change
		(in thousands)
Sales and Marketing	$67,580	$86,892	$19,312	29%

Sales and marketing expenses increased $19.3 million, or 29%, in the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase was primarily due to $13.0 million increase in employee compensation expenses, related to increased headcount. Between December 31, 2016 and December 31, 2017, our sales and marketing headcount increased by 33% to 365 employees. In addition, to support our continued growth, spending on marketing programs increased by $3.0 million in the year ended December 31, 2017 compared to the year ended December 31, 2016. Sales and marketing expense was also driven by an increase of $1.3 million in travel and entertainment costs.

Research and Development

	Year Ended December 31,
	2016	2017	$ Change	% Change
		(in thousands)
Research and Development	$19,251	$26,835	$7,584	39%

Research and development expenses increased $7.6 million, or 39%, in the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase was primarily due to a $6.5 million increase in employee compensation expenses, related to increased headcount. Between December 31, 2016 and December 31, 2017, our research and development headcount increased by 27% to 238 employees including 16 new employees from our acquisition of Restlet SAS.

General and Administrative

	Year Ended December 31,
	2016	2017	$ Change	% Change
		(in thousands)
General and Administrative	$19,577	$29,446	$9,869	50%

General and administrative expenses increased $9.9 million, or 50%, in the year ended December 31, 2017, compared to the year ended December 31, 2016. The increase was primarily due to an increase of $4.3 million in employee compensation expenses. Between December 31, 2016 and December 31, 2017, our general and administrative headcount increased by 23% to 103 employees as we added personnel to support our growth and the additional requirements of being a public reporting company. Between December 31, 2016 and December 31, 2017, our professional and outside services increased by $4.0 million, of which $1.4 million were expenses related to our follow-on offering and filing of a registration statement on Form F-3 and $0.3 million in costs related to our acquisition of Restlet SAS.

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

Quarterly Results of Operations

The following unaudited quarterly results of operations data for each of the eight quarters ended December 31, 2017 have been prepared on a basis consistent with our audited consolidated annual financial statements and include, in management’s opinion, all normal recurring adjustments necessary for the presentation of the results of operations data for these periods, in accordance with IFRS. Our quarterly results of operations will vary in the future. These quarterly results of operations are not necessarily indicative of our results of operations for a full year or any future period. The following quarterly financial data should be read in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2016	2016	2016	2016	2017	2017	2017	2017
	(in thousands)
Revenue
Subscriptions	$19,297	$21,222	$22,929	$25,181	$27,539	$30,280	$32,915	$35,164
Professional services	3,459	4,159	4,462	5,275	5,326	5,533	5,483	6,355
Total revenue	22,756	25,381	27,391	30,456	32,865	35,813	38,398	41,519
Cost of revenue (1)
Subscriptions	2,494	3,065	3,061	3,658	3,661	3,970	3,979	4,757
Professional services	2,794	3,333	3,473	3,690	4,317	4,185	4,293	4,997
Total cost of revenue	5,288	6,398	6,534	7,348	7,977	8,155	8,272	9,754
Gross profit	17,468	18,983	20,857	23,108	24,887	27,658	30,126	31,765
Operating expenses (1)
Sales and marketing	14,876	16,946	17,130	18,628	19,734	20,820	20,778	25,560
Research and development	4,278	4,889	5,022	5,062	5,655	6,447	6,534	8,199
General and administrative	4,259	4,681	4,861	5,776	6,549	6,891	7,295	8,711
Total operating expenses	23,413	26,516	27,013	29,466	31,939	34,158	34,607	42,470
Loss from operations	(5,945)	(7,533)	(6,156)	(6,358)	(7,052)	(6,500)	(4,481)	(10,705)
Finance income (expense)	703	(468)	(214)	1,791	(341)	(1,228)	(831)	253
Income tax	(25)	(58)	(4)	24	(26)	(26)	(40)	(232)
Net loss for the period	$(5,267)	$(8,059)	$(6,374)	$(4,543)	$(7,418)	$(7,754)	$(5,352)	$(10,684)

(1)	Includes share-based payment and amortization of acquired intangibles expense as follows:

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2016	2016	2016	2016	2017	2017	2017	2017
	(in thousands)

Cost of revenue - subscriptions	$17	$17	$28	$12	$21	$72	$133	$89
Cost of revenue - professional services	15	17	35	17	14	38	80	74
Sales and marketing	179	210	309	220	363	663	668	577
Research and development	146	127	234	166	196	343	335	739
General and administrative	354	359	416	436	505	812	780	345
Total share-based payment and amortization of acquired intangibles expense	$711	$730	$1,022	$851	$1,099	$1,928	$1,996	$1,824

The following table sets forth our results of operations data for each of the periods indicated as a percentage of total revenue.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2016	2016	2016	2016	2017	2017	2017	2017
Revenue
Subscriptions	85%	84%	84%	83%	84%	85%	86%	85%
Professional services	15%	16%	16%	17%	16%	15%	14%	15%
Total revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue
Subscriptions	11%	12%	11%	12%	11%	11%	10%	11%
Professional services	12%	13%	13%	12%	13%	12%	11%	12%
Total cost of revenue	23%	25%	24%	24%	24%	23%	21%	23%
Gross profit	77%	75%	76%	76%	76%	77%	79%	77%
Operating expenses
Sales and marketing	65%	67%	63%	61%	60%	58%	54%	62%
Research and development	19%	19%	18%	17%	17%	18%	17%	20%
General and administrative	19%	18%	18%	19%	20%	19%	19%	21%
Total operating expenses	103%	104%	99%	97%	97%	95%	90%	103%
Loss from operations	(26)%	(30)%	(22)%	(21)%	(21)%	(18)%	(11)%	(26)%
Finance income (expense)	4%	(2)%	(1)%	6%	(1)%	(3)%	(2)%	1%
Income tax	—%	—%	—%	—%	—%	—%	—%	(1)%
Net loss for the period	(22)%	(32)%	(23)%	(15)%	(22)%	(21)%	(13)%	(26)%

Quarterly Revenue Trends

Our quarterly subscription revenue increased in each period presented due to increased sales to new and existing customers. Our professional services revenue fluctuates from quarter to quarter based on a number of factors, including complexity and length of new customer engagements and the decision of our customers to work with independent third-party systems integrators. Our overall strategy is to focus on growing our subscription revenue while working more closely with systems integrators. Subscription revenues from Talend Big Data Integration and Talend Integration Cloud have grown by at least 75% for eight consecutive calendar quarters through December 31, 2017.

Our total gross margin has remained relatively consistent over all periods presented, with the fluctuations primarily due to the mix of subscription and professional services revenues in our total revenue.

Research and development, sales and marketing, and general and administrative expenses generally increased, in absolute dollars, sequentially over the periods as we increased our headcount to support continued investment in our products. The increase in personnel costs was related to increases in headcount, along with higher share-based payment expense. Sales and marketing expenses generally are higher in the quarters ending December 31 as it is the quarter where we seasonally sell the most and thereby have higher commission expenses. Our general and administrative expenses increased for all quarters in fiscal 2017 due to increased headcount as a result of becoming a public company. We believe that we will continue to experience seasonality in our business in the future.

B.Liquidity and Capital Resources

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Cash (used in) from operating activities	$(9,979)	$3,373	$(2,321)
Cash used in investing activities	(788)	(1,417)	(11,413)
Cash from financing activities	8,929	82,335	6,519
Net increase (decrease) in cash and cash equivalents	$(1,838)	$84,291	$(7,215)

Through December 31, 2017, we have financed our operations primarily through cash received from customers for subscriptions of our software and professional services, as well as equity financing. As of December 31, 2017, we had $87.0 million of cash and cash equivalents. We believe that our current cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

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

Operating Activities

During the year ended December 31, 2017, operating activities used $2.3 million in cash as a result of a net loss of $31.2 million, adjusted by non-cash charges of $10.1 million and a $18.6 million favorable impact from changes in working capital. The net decrease in our working capital was primarily the result of $29.1 million increase in deferred revenue as a result of increased sales of subscriptions, a $7.2 million increase in trade and other payables mainly due to increased trade accruals and accruals for paid time off and commissions and bonuses during the year. In addition to the net increase in our operating liabilities, there was a $18.3 million increase in trade and other receivables in the year ended December 31, 2017 due to increased sales of our product offerings.

During the year ended December 31, 2016, operating activities provided $3.4 million in cash as a result of a net loss of $24.2 million, adjusted by non-cash charges of $2.1 million and a $25.6 million favorable impact from changes in working capital. The net decrease in our working capital was primarily the result of $32.8 million increase in deferred revenue as a result of increased sales of subscriptions, a $6.6 million increase in trade and other payables mainly due to increased accruals for commissions and bonuses during the year. In addition to the net increase in our operating liabilities, there was a $14.1 million increase in trade and other receivables in the year ended December 31, 2016 due to increased sales of our product offerings.

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

Investing Activities

Cash used in investing activities during the years ended December 31, 2015, 2016 and 2017 was $0.8 million, $1.4 million and $11.4 million, respectively. Investing activities for the years ended December 31, 2015 and 2016, consist primarily of capital expenditures to purchase furniture and equipment to support additional office space as well as miscellaneous IT equipment for our employees. Investing activities for the year ended December 31, 2017 consists primarily of cash consideration paid for our acquisition of Restlet SAS.

Financing Activities

Cash from financing activities for the years ended December 31, 2015, 2016 and 2017 was $8.9 million, $82.3 million and $6.5 million, respectively. Financing proceeds for the year ended December 31, 2015 consisted primarily of a $9.9 million drawn on a new $15.0 million debt facility secured by the assets of our U.S., French and UK entities. Financing proceeds for the year ended December 31, 2016 consisted primarily from $91.3 million of net proceeds from our initial public offering received in the third quarter of 2016. Financing proceeds for the year ended December 31, 2017 was driven by $6.7 million of proceeds from the exercise of employee stock awards.

C.Research and Development, Patents and Licenses, etc.

We invest substantial resources in research and development to enhance our data integration, data processing and data governance solutions. Our research and development team is globally distributed in France, Germany and China. We expect to continue to expand the capabilities of our Talend Data Fabric platform in the future and to invest significantly in continued research and development efforts. In the years ended December 31, 2015, 2016 and 2017, our research and development expenses were $15.1 million, $19.3 million and $26.8 million, respectively.

As of December 31, 2017, we have two pending patent applications and no issued patents.

D.Trend Information

Revenue

We expect the growth in total revenue to continue to be driven by sales of subscriptions in the foreseeable future.

E.Off-balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off balance sheet arrangements or other contractually narrow or limited purposes.

F.Tabular Disclosure of Contractual Obligations

Our contractual obligations consist of leases for office space. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. As of December 31, 2017, the future undiscounted non-cancelable minimum lease payments under these obligations were as follows:

	Payments Due By Period
		Less than	1 - 3	3 - 5	More than
	Total	1 year	Years	Years	5 Years
Operating lease obligations	$15,606	$4,133	$6,741	$4,098	$634
Total	$15,606	$4,133	$6,741	$4,098	$634

G.Safe Harbor

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item 6.         Directors, Senior Management and Employees

A.Directors and Senior Management

The table below sets forth the certain information relating to our directors and executive officers as of March 1, 2018.

Name	Age	Position(s)
Executive Officers
Michael Tuchen	52	Chief Executive Officer and Director
Thomas Tuchscherer(1)	44	Chief Financial Officer and Vice President of Corporate Development
Ashley Stirrup	49	Chief Marketing Officer
Brad Stratton	49	Senior Vice President of Worldwide Sales
Barbara Cadigan	47	Senior Vice President of People
Nello Franco	51	Senior Vice President of Customer Success
Laurent Bride	43	Chief Technology Officer
Aaron Ross	44	General Counsel
Ciaran Dynes	43	Senior Vice President of Products
Eric Johnson	46	Chief Information Officer

Non-Employee Directors
Nora Denzel(4)	55	Director
John D. Brennan(2)	53	Director
Nanci Caldwell(3)(5)	59	Director
Patrick S. Jones(6)(7)	73	Director
S. Steven Singh(2)	56	Chairman
Thierry Sommelet(2)(4)	48	Director

(1)Mr. Tuchscherer has announced his resignation, which will be effective April 13, 2018.

(2)Member of our compensation committee.

(3)Member of our nominating and corporate governance committee.

(4)Member of our audit committee.

(5)Chairman of our compensation committee.

(6)Chairman of our nominating and corporate governance committee.

(7)Chairman of our audit committee.

Executive Officers

Michael Tuchen has served as a member of our board of directors since December 2013 and our Chief Executive Officer since October 2013. Prior to joining us, Mr. Tuchen served as Chief Executive Officer at Rapid7, a security data and analytics provider, from May 2008 to October 2012. From September 2003 to October 2006, Mr. Tuchen served as General Manager of SQL Server Marketing at Microsoft Corporation, a software company. Mr. Tuchen holds a B.S. in Electrical Engineering from Brown University, an M.S. in Electrical Engineering from Stanford University and an M.B.A. from Harvard Business School. We believe that the perspective and experience that Mr. Tuchen brings as our Chief Executive Officer and his industry experience uniquely qualify him to serve on our board of directors.

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

Brad Stratton has served as our Executive Vice President of Worldwide Sales since November 2014. Prior to joining us, Mr. Stratton served as Vice President of Enterprise Strategic Accounts, Back Office and Global Accounts Solutions at Witness Systems, Inc., a workforce optimization company, which was acquired by Verint Systems Inc., an intelligence solutions provider from February 2007 to June 2014. Mr. Stratton holds a B.A. in Economics from Colorado College and an M.B.A. from the University of Minnesota, Carlson School of Management.

Barbara Cadigan has served as our Senior Vice President of People since January 2016. Prior to joining us, Ms. Cadigan served as Vice President, Human Resources—EA Studios, from October 2013 to June 2015, Vice President, Human Resources—EA Sports from April 2011 to October 2013, Senior Director, Human Resources—EA Games from December 2009 to April 2011, and various other leadership roles dating back to January 2005 at Electronic Arts Inc., a digital interactive entertainment company. From June 1997 to February 2003, Ms. Cadigan served as a Human Resources Manager for Advanced Micro Devices Inc., a semiconductor company. Ms. Cadigan holds a B.A. in Psychology and Economics from the University of California, Santa Cruz.

Nello Franco has served as our Senior Vice President of Customer Success since June 2014, and previously served as our Vice President of Client Success Management since December 2013. He also currently serves on the Technology Services Industry Association (TSIA) Advisory Board for Customer Success. Prior to joining us, he consulted to a number of companies in the area of Customer Success from April 2013, to December 2013, including an engagement with us from September 2013 to December 2013. Previously, he served as Senior Vice President, Customer Success at Lyris Technologies Inc., a digital marketing solution provider, from February 2011 to March 2013. Previously, he served as Acting Vice President, Customer Operations at SCOPIX Solutions, Inc., a video analytics provider, from October 2009 to January 2011. Mr. Franco holds a Bachelor of Arts in Political Science from the University of California, Los Angeles.

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

Aaron Ross has served as our General Counsel since August 2015. Prior to joining us, Mr. Ross served as Senior Corporate Counsel at Flextronics International Ltd. from January 2015 to July 2015 and Senior Corporate and M&A counsel at Atmel Corporation from November 2011 to December 2014. Previously, Mr. Ross served as Associate General Counsel and Corporate General Counsel at Technicolor S.A. Prior to his roles as in house counsel, Mr. Ross was an associate in the London and Paris offices of Skadden, Arps, Slate, Meagher & Flom LLP and the San Francisco offices of Orrick, Herrington & Sutcliffe LLP. Mr. Ross holds a B.A. in Philosophy from Cornell University and a J.D. from the U.C. Berkeley School of Law.

Ciaran Dynes  has served as our current Senior Vice President of Product since May 2017. Mr. Dynes joined Talend in January 2011 as Director of Product Management, and was promoted to Vice President of Product in July 2013. Prior to joining us, Mr. Dynes worked as a consultant to Sopera GmbH (acquired by Talend in 2010). Previously, Mr. Dynes served as Director for Product Management at Progress Software from 2008-2010, and as Director of Product

Management at IONA Technologies (acquired by Progress Software) from 2004-2008. Mr. Dynes holds a B.A. (Mod.) in Computer Science from Trinity College Dublin (Ireland).

Eric Johnson  has served as our Chief Information Officer since January 8, 2018. Prior to joining us, he served as the Chief Information Officer of DocuSign, Inc., a cloud-based electronic signature platform, from October 2014 to January 2018. He also served as Senior Vice President and Chief Information Officer of Informatica S.A., an enterprise data management company, from July 2013 to October 2014. Prior to this, he served in various senior IT roles at Informatica between January 2002 and July 2013. Mr. Johnson holds a B.S. in Industrial Management from California Polytechnic State University — San Luis Obispo.

Non-Employee Directors

John D. Brennan has served as a member of our board of directors since November 2010. Since May 2015, Mr. Brennan has served as a Managing Director of Sumeru Equity Partners and, since February 2008, as a Managing Director of Silver Lake Sumeru. Mr. Brennan holds a B.A. in History from Yale University and an M.B.A. from the University of California, Berkeley, Haas School of Business. We believe that Mr. Brennan is qualified to serve as a member of our board of directors because of his extensive experience in the private equity industry and his knowledge of technology companies.

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

Nora Denzel has served on our board of directors since July 2017. Ms. Denzel most recently served as interim CEO of Outerwall Inc. from January 2015 to September 2015, as Senior Vice President of Big Data, Marketing and Social Product Design from February 2008 to August 2012 at Intuit Inc. and has held a number of senior executive positions at Hewlett Packard Enterprise Company. Ms. Denzel holds a Master of Business Administration degree from Santa Clara University and a Bachelor of Science degree in Computer Science from the State University of New York. We believe that Ms. Denzel is qualified to serve as a member of our board of directors because of her operational expertise gained as a senior executive at leading technology companies as well as her knowledge of the technology industry generally.

Patrick S. Jones has served as a member of our board of directors since November 2015. Mr. Jones has been a private investor since March 2001. Mr. Jones has served on the board of directors of Inside Secure S.A., from 2003 to present, and is currently the Chairman of the board of directors, a company that makes digital security solutions. Mr. Jones is also on the board of directors of Fluidigm Corporation, which makes devices for genomics research and Itesoft S.A., a software company that provides solutions for business process automation. From June 2005 to May 2015, Mr. Jones served as Chairman of the board of directors of Lattice Semiconductor Corporation, a fabless semiconductor company. From June 2008 to December 2012, Mr. Jones served as Chairman of Dialogic Inc., a communications technology company. From 2008 to 2012, Mr. Jones served as Chairman of Epocrates, Inc., a provider of clinical solutions to healthcare professionals and interactive services to the healthcare industry, which was acquired by athenahealth, Inc. in March 2013. From 2007 to 2012, Mr. Jones also served on the board of directors of Openwave Systems Inc., a telecom infrastructure software provider that changed its name to Unwired Planet in 2012. From July 2007 to October 2011, Mr. Jones served on the board of directors of Novell, Inc., an enterprise infrastructure software provider that was sold to Attachmate Corporation in 2011. From June 1998 to March 2001, Mr. Jones served as the

Senior Vice President and Chief Financial Officer of Gemplus International S.A. (now Gemalto), a provider of solutions empowered by smart cards. Prior to Gemalto, from March 1992 to June 1998, he served as Vice President, Finance, and Corporate Controller at Intel Corporation, a producer of microchips, computing and communications products. Prior to that, Mr. Jones served as Chief Financial Officer of LSI Corporation, a semiconductor company. Mr. Jones holds a B.A. in Latin American Studies from the University of Illinois and an M.B.A. from St. Louis University. We believe that Mr. Jones is qualified to serve as a member of our board of directors because of his significant financial and accounting expertise and international business experience.

S. Steven Singh has served as a member of our board of directors since October 2016 and as the Chairman of our board of directors since November 9, 2017. Mr. Singh was appointed to fill a vacancy created by the resignation of a former director, provided that such appointment must be ratified at our next shareholders' general meeting. Mr. Singh has served as Chief Executive Officer of Concur Technologies, Inc., a travel and expense management software company, since 1996 and as a director since 1993, including service as Chairman of the Board of Directors from 1999 to 2014. Following the acquisition of Concur by SAP SE, he was also named to the SAP Global Managing Board in January 2015 and served as Global Managing Board Member, Business Networks Group of SAP and CEO of Concur, until April 2017. Mr. Singh currently serves as chairman of the board of Center ID, which offers small business spend management solutions and Chairman and CEO of Docker Inc., a provider of an open source software container platform, and Chairman of Modumetal, Inc., a materials manufacturer. We believe that Mr. Singh is qualified to serve as a member of our board of directors because of his operational expertise gained as a senior executive at leading technology companies as well as his knowledge of the technology industry generally.

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

B.Compensation

Compensation of Executive Officers and Directors

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2017, was $5.8 million. Our directors (other than Patrick Jones, S. Steven Singh, Nanci Caldwell and Nora Denzel) did not receive any compensation for their service as directors for the year ended December 31, 2017. For the year ended December 31, 2017, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our current executive officers and directors.

Executive Compensation Arrangements for Fiscal Year 2017

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

Mr. Tuchscherer has announced his resignation, which will be effective April 13, 2018. In connection with his resignation announcement, Mr. Tuchscherer has entered into a transition and release agreement, dated February 7, 2018.  It is expected that Mr. Tuchscherer will continue to be employed with us until April 13, 2018, to assist with the transition of his duties and responsibilities. Under his transition and release agreement, Mr. Tuchscherer is entitled to receive the following payments and benefits if either his employment terminates on April 13, 2018 or we terminated him without “cause” prior to that date: (i) cash severance in the amount of $53,000 payable in a lump sum, (ii) Company-paid COBRA premiums for Mr. Tuscherer and his eligible dependents through December 31, 2018, subject to him remaining eligible for COBRA, or a taxable gross up payment for an equivalent amount in lieu thereof, (iii) continued vesting of his outstanding stock option that was granted on February 6, 2015 on its existing schedule, and (iv) vesting acceleration of 3,880 performance RSUs that were granted on May 3, 2017, with the vesting acceleration effective May 13, 2017.

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

Aaron Ross

Talend, Inc. has entered into an employment offer letter with Aaron Ross, our General Counsel, dated July 7, 2015. Mr. Ross’s offer letter has no specific term and provides for at-will employment. Mr. Ross receives a base salary and is eligible to earn an annual bonus, paid quarterly, based on the attainment of quarterly objectives we establish.

Ciaran Dynes

Talend Limited. has entered into an employment agreement with Ciaran Dynes, our Senior Vice President of Products, dated August 1, 2011, which was amended on July 28, 2017. Mr. Dynes’s amended employment agreement requires either party to give three months notice to terminate. Mr. Dynes receives a base salary and is eligible to participate in any annual bonus scheme. In addition, upon our “change of control” (as defined in Mr. Dynes amended employment agreement), 100% of Mr. Dynes then-unvested equity awards will immediately vest, and with respect to options or stock appreciation rights become immediately exercisable, and all performance goals or other vesting criteria will be deemed achieved at the greater of actual performance or 100% of target levels.

Eric Johnson

Talend, Inc. has entered into an employment offer letter with Eric Johnson, our Chief Information Officer, dated December 5, 2017. Mr. Johnson’s offer letter has no specific term and provides for at-will employment. Mr. Johnson receives a base salary and is eligible to earn an annual bonus, paid quarterly, based on the attainment of quarterly objectives we establish.

Executive Change of Control and Severance Benefits

In July 2016, we entered into change of control and severance agreements with each of Messrs. Tuchen, Tuchscherer, Stirrup, Stratton, Franco, Bride and Ms. Cadigan. Each executive officer’s change of control and severance agreement supersedes any change of control or severance arrangements previously provided for in the applicable executive officer’s employment agreement or otherwise. These change of control and severance agreements have an initial three-year term from the agreement date and will renew automatically for additional, one year terms unless either party provides the other party with written notice of nonrenewal at least six months prior to the date of automatic renewal.

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

Upon the effectiveness of his resignation agreement, Mr. Tuchscherer forfeited his rights under his change of control and severance agreement.

We intend to enter into a change of control and severance agreement on similar terms as described above with Eric Johnson.

Director Compensation

The aggregate amount of attendance fees (jetons de présence) of the board of directors is determined at the shareholders’ annual ordinary general meeting. The board of directors then divides all or part (at the board’s discretion) of this aggregate amount among some or all of its members by a simple majority vote. In addition, the board may grant exceptional compensation (rémunérations exceptionnelles) to individual directors on a case-by-case basis for special and temporary assignments. The board may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest. Directors who are employees receive separate compensation for their services as officers or employees.

Our independent directors who are not affiliated with one of our significant shareholders (i.e., Patrick Jones, S. Steven Singh, Nanci Caldwell and Nora Denzel) are currently entitled to the following annual compensation for serving on the board of directors and each committee of the board of directors:

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

Additionally, our independent directors (i.e., Patrick Jones, S. Steven Singh, Nanci Caldwell and Nora Denzel) have been offered the opportunity to purchase warrants (BSA) entitling them to subscribe for ordinary shares at their fair value as of the date of grant as follows:

•

Mr. Jones: 100,000 warrants (BSA) vested on July 1, 2016 with a 1-for-8 conversion rate representing 12,500 potential ordinary shares, 100,000 warrants (BSA) vested on July 1, 2017 with a 1-for-8 conversion rate representing 12,500 potential ordinary shares and 100,000 warrants (BSA) will vest on the earlier of July 1, 2018 or the date of 2018 annual shareholders’ meeting with a 1-for-8 conversion rate representing 12,500 potential ordinary shares, subject to his continued service through the vesting date and having attended at least 75% of the board’s meetings held annually. Unless otherwise specified by the board of directors, the above vesting would accelerate in case of a change of control.

•

Mr. Singh : 17,632 warrants (BSA), of which 4,408 warrants (BSA) vested on January 5, 2017, 4,408 warrants (BSA) vested on April 5, 2017, 4,408 warrants (BSA) vested on July 5, 2017 and 4,408 warrants (BSA) vested on October 5, 2017, representing a total of 17,632 potential ordinary shares.

•	Ms. Caldwell: 5,058 warrants (BSA) vested on June 6, 2017, representing 5,058 potential ordinary shares.

•

Mr. Jones: 7,440 warrants (BSA), of which 1,860 warrants (BSA) vested on August 3, 2017, 1,860 warrants (BSA) vested on November 3, 2017, 1,860 warrants (BSA) will vest on February 3, 2018 and 1,860 warrants (BSA) will vest on May 3, 2018, representing a total 7,440 potential ordinary shares, subject to his continued service through the vesting date and having attended at least 75% of the board’s meetings held annually. Unless otherwise specified by the board of directors, the above vesting would accelerate in case of a change of control.

•

Ms. Caldwell: 7,440 warrants (BSA), of which 1,860 warrants (BSA) vested on August 3, 2017, 1,860 warrants (BSA) vested on November 3, 2017, 1,860 warrants (BSA) will vest on February 3, 2018 and 1,860 warrants (BSA) will vest on May 3, 2018, representing a total 7,440 potential ordinary shares, subject to her continued service through the vesting date and having attended at least 75% of the board’s meetings held annually. Unless otherwise specified by the board of directors, the above vesting would accelerate in case of a change of control.

•

Mr. Singh: 7,440 warrants (BSA), of which 1,860 warrants (BSA) vested on August 3, 2017, 1,860 warrants (BSA) vested on November 3, 2017, 1,860 warrants (BSA) will vest on February 3, 2018 and 1,860 warrants (BSA) will vest on May 3, 2018, representing a total 7,440 potential ordinary shares, subject to his continued service through the vesting date and having attended at least 75% of the board’s meetings held annually. Unless otherwise specified by the board of directors, the above vesting would accelerate in case of a change of control.

•

Ms. Denzel: 4,790 warrants (BSA), of which 1,197 warrants (BSA) vested on October 28, 2017, 1,197 warrants (BSA) vested on January 28, 2018, 1,198 warrants (BSA) will vest on April 28, 2018 and 1,198 warrants (BSA) will vest on July 28, 2018, representing a total 4,790 potential ordinary shares, subject to her continued service through the vesting date and having attended at least 75% of the board’s meetings held annually. Unless otherwise specified by the board of directors, the above vesting would accelerate in case of a change of control.

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

•

Warrants (otherwise known as bons de souscription d’actions, or BSA), historically typically granted only to non-employee directors and other service providers not eligible for either employee warrants (BSPCE) or employee share options;

•	Restricted stock units (otherwise known as actions gratuites, or free shares or RSUs), generally granted to employees of Talend S.A. and its subsidiaries; and

•	The ability for employees of Talend S.A. and its subsidiaries to participate in an employee stock purchase plan (ESPP).

Our board of directors’ authority to grant these equity incentive instruments and the aggregate number of shares authorized to be granted must be approved by a two-thirds majority of the votes held by our shareholders present, represented or voting by mail at the relevant extraordinary shareholders’ meeting. Once approved by our shareholders, our board of directors can continue to grant such awards for a maximum of 18 months for employee warrants (BSPCE), warrants (BSA) and employee stock purchase plan (ESPP), and a maximum of 38 months for employees share options and free shares (the French equivalent of restricted stock units), in each case from the date of the applicable shareholders’ approval, but the authority of our board of directors to grant equity incentives may not be extended or increased until the next shareholders’ meeting. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders’ meeting. In addition, notwithstanding any shareholder authorization, under applicable law we may no longer be eligible to issue employee warrants (BSPCE) in the future.

Employee warrants and employee share options are usually granted under similar terms. They expire ten years after the date of grant if not exercised earlier according to their vesting schedule (see below). In general, employee warrants (BSPCE), employee share options, warrants (BSA) and free shares cannot continue to vest following a termination of the employment, office or service of the holder and, with respect to employee warrants (BSPCE), employee share options and warrants (BSA), all vested equity awards must be exercised within post-termination exercise periods set forth in the applicable equity award grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable equity award grant documentation provide for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants or share options.

Based on the current authorizations decided by the shareholders’ meeting of Talend S.A. held on June 6, 2017: (i) the aggregate maximum number of new ordinary shares of the company that may be issued upon vesting of free shares and exercise of employee warrants (BSPCE), employee share options and warrants (BSA) is 2,000,000, and (ii) the aggregate maximum number of new ordinary shares of the company that may be issued under the employee stock purchase plan (ESPP) is 571,000.

Share Options (OSA)

We grant employee share options to employees of Talend S.A. and its subsidiaries pursuant to our Stock Option Plans. Our current plan, the 2017 Stock Option Plan, or 2017 Plan, was adopted by our board of directors on April 20, 2017 and approved by our shareholders at a meeting held on June 6, 2017. Our board of directors has also previously adopted the 2016, 2015, 2014, 2013, 2012, 2011 and 2010 plans, or the Former Plans and together with the 2017 Plan, the Stock Option Plans.

Employee share options may be granted to any individual employed by us or by any affiliated company under the terms and conditions of an employment contract. Employee share options may also be granted to the chairman of our board of directors and general manager and to our deputy general managers.

Under French law, the maximum number of shares issuable upon the exercise of outstanding employee share options may not exceed one-third of the outstanding share capital on a non-diluted basis as of the date of grant. Employee share options may be granted under the 2017 Plan until 2020.

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

Employee Share Options.    The 2017 Plan provides for the grant of incentive share options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and non-statutory share options. These employee share options are granted pursuant to employee share option agreements adopted by the board of directors. The board of directors determines the exercise price for an employee share option, within the terms and conditions of the 2017 Plan, provided that the exercise price of an employee share option generally cannot be less than the per share fair market value of our ordinary shares on the date of grant. Employee share options granted under the 2017 Plan vest at the rate specified by the board of directors.

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

For share options granted under a Former Plan, unless a longer period is specified in the notice of grant or otherwise resolved by the board of directors, an employee share option shall remain exercisable, to the extent vested, for one month following an optionee’s termination of continuous status with the company if the termination is due to the optionee. If such termination is due to the company, the employee share option shall expire on the date of such termination, unless otherwise decided by the board of directors on or prior to such termination.

For share option granted under the 2017 Plan, unless a longer period is specified in the notice of grant or otherwise resolved by the board of directors, an employee share option shall remain exercisable, to the extent vested, for three month following an optionee’s termination of continuous status with the company whether such termination is due to the optionee or the company.

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

Change in Control.    Pursuant to the Former Plans (other than the 2016 Plan), unless otherwise resolved by the board of directors, in the event of a merger of our company into another corporation or of the sale by one or several shareholders, acting alone or in concert, of the company to one or several third parties of a number of our ordinary shares resulting in a transfer of more than fifty percent (50%) of the ordinary shares of the company to said third parties, or in each case, a Liquidity Event, an optionee’s right to exercise his or her employee share options governed by any such plans will be accelerated so that he or she may exercise all vested and unvested employee share options immediately prior to the completion of the relevant Liquidity Event. Accordingly, any employee share option which is subject to a Former Plan (other than the 2016 Plan) and is not exercised for any reason on or prior to the completion of the Liquidity Event will automatically lapse unless otherwise resolved by the board of directors. The 2016 and 2017 Plans do not include any right of acceleration of the employee share options in case of change in control of the company and, thus, any new option that will be subject to such plan will not be accelerated in case of occurrence of a Liquidity Event.

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

Employee Warrants (BSPCE)

Employee warrants (BSPCE) are granted only to employees of Talend S.A. who are French tax residents, as they provide favorable tax and social security treatment for French tax residents. Employee warrants (BSPCE) may also be granted to corporate officers of the company having an employee tax status (chairman, general manager or deputy general manager) in office at the time the employee warrants (BSPCE) are granted. Similar to share options, they entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant. Employee warrants (BSPCE) may only be issued by growth companies meeting certain criteria, which we may no longer meet in the future. There is no legal limitation to the size of the employee warrant (BSPCE) pool under French law.

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

Change in control.    For employee warrants (BSPCE) granted before July 2016, unless otherwise specified by the board of directors, in the event of a merger of our company into another corporation or of the sale by one or several shareholders, acting alone or in concert, of our company to one or several third parties of a number of shares resulting in a transfer of more than fifty percent (50%) of the shares of our company to said third parties, the right of our outstanding warrant holder to exercise his or her employee warrants (BSPCE) will be accelerated so that he or she may exercise all of them with effect immediately prior to the completion of the relevant transfer of shares. Any employee warrant (BSPCE) not exercised for any reason on or prior to the date of completion of the relevant transfer of shares will automatically lapse unless otherwise specified by the board of directors.

For employee warrants (BSPCE) granted since July 2016, the board of directors decided not to include any right of acceleration of the employee warrants (BSPCE) in case of change in control of the company and, thus, such employee warrants (BSPCE) would not be accelerated in case of occurrence of a Liquidity Event.

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

Change in control.    Unless otherwise specified by the board of directors, in the event of a merger of our company into another corporation or of the sale by one or several shareholders, acting alone or in concert, of our company to one or several third parties of a number of shares resulting in a transfer of more than fifty percent (50%) of the shares of our company to said third parties, the right of our outstanding warrant holder to exercise his or her warrants (BSA) generally will be accelerated so that he or she may exercise all of them with effect immediately prior to the completion of the relevant transfer of shares.

Restricted Stock Units (RSUs)

RSUs are granted to employees of Talend S.A. and to employees of subsidiaries of Talend S.A. RSUs may also be granted to corporate officers of the company having an employee tax status (chairman, general manager or deputy general manager) in office at the time the RSUs are granted. RSUs entitle a holder to definitively acquire shares upon expiration of a vesting period, subject to the holder’s continued service with the company through each applicable vesting date.

Our current free share plan, the 2017 Free Share Plan, was adopted by the board of directors on July 28th, 2017. Our board of directors has also previously adopted a former free share on May 3rd, 2017, the 2016 Free Share Plan and, together with the 2017 Free Share Plan, the Free Share Plans.

Under French law, the maximum number of RSUs that could be granted may not exceed 10% of the outstanding share capital on a non-diluted basis as of the date of grant. RSUs may be granted under the 2017 Free Share Plan until 2020.

Under French law, a RSU shall be subject to a vesting period and, as the case may be, a holding period. A RSU shall be definitively acquired by the relevant beneficiary upon expiration of its vesting period determined by our board and set forth in the grant documents. Prior to the completion of the vesting period of the relevant RSU, the beneficiary does not own the relevant underlying share and, thus, is not a shareholder of the company with respect to such share, nor hold any rights attached to the existing shares issued by the company. Under French law, (a) the vesting period of any RSU should be equal to at least one year and (b) the total duration of the vesting period and holding period (if any) shall be equal to at least two years from the grant date (e.g., in case there is no holding period, the vesting period shall be equal to at least two years from the grant date). In case of a holding period, although the beneficiary will own the relevant free share and is a shareholder of the company, he/she may not transfer or grant any pledge over such share until the expiration date of the holding period.

Administration.    Pursuant to delegations granted at our annual shareholders’ meeting our board of directors determines the recipients, dates of grant of RSUs, the number of RSUs to be granted and the terms and conditions of the RSUs, including the duration of their vesting period and, as the case may be, holding period.

RSUs are generally granted subject to a four-year vesting schedule, under which either 50% of the RSUs vest upon the second anniversary of the grant date or, subject to selection by the holder, 25% of the RSUs vest upon the first anniversary of the grant date, and, then, an additional 6.25% of the RSUs vest at the end of each quarter thereafter. For key managers and eligible officers, the RSUs also may be subject to a performance condition that determines the number of RSUs that vest on the schedule above. During the vesting period, the board of directors has the ability to waive the presence and/or any performance condition of the RSUs.

Employee Stock Purchase Plan (ESPP)

The ESPP provides eligible employees the right to purchase our ADSs at the lesser of (i) an amount equal to 85% of the fair market value of the ADSs on a specific offering date or (ii) an amount equal to 85% of the fair market value of the ADSs on the applicable purchase date, during a six month offering period. All full-time and part-time employees are eligible under the plan and may make contributions to their ESPP accounts via payroll deductions.

Administration.    Our board of directors determines how and when purchase rights will be granted and the provisions of each offering (which need not be identical).

Change in control.    In the event of a change in control, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding purchase rights or may substitute similar rights (including a right to acquire the same consideration paid to the shareholders in the change in control) for outstanding purchase rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such purchase rights or does not substitute similar rights for such purchase rights, then the employees’ accumulated contributions will be used to purchase ADSs (rounded down to the nearest whole ADS) prior to the change in control under the outstanding purchase rights (with such actual date to be determined by the board of directors in its sole discretion), and the purchase rights will terminate immediately after such purchase.

C.Board Practices

Our board of directors currently consists of seven members, including six non-executive directors and one executive director, our Chief Executive Officer.

Pursuant to the Shareholder Agreement described under “Related Party Transactions—Shareholder Agreement”, entities affiliated with Balderton Capital, Bpifrance Investissement and Silver Lake Sumeru are entitled to nominate members of our board of directors as follows:

•

So long as affiliates of Balderton Capital (A) continue to own, in the aggregate, at least 7.5% of our outstanding ordinary shares or equity securities representing our ordinary shares (including the ADRs), which we refer to herein, collectively, as Company Securities, and (B) have not sold more than 50% of the Registrable Securities (as described under “Related Party Transactions—Shareholder Agreement”) they held as of the date of our IPO, affiliates of Balderton Capital shall be entitled to nominate one (1) director;

•

So long as affiliates of Bpifrance Investissement (A) continue to own, in the aggregate, at least 5.0% of the Company Securities and (B) have not sold more than 50% of the Registrable Securities they held as of the date of the IPO, affiliates of Bpifrance Investissement shall be entitled to nominate one (1) director; and

•

So long as affiliates of Silver Lake Sumeru (A) continue to own, in the aggregate, at least 7.5% of the Company Securities and (B) have not sold more than 50% of the Registrable Securities they held as of the date of the IPO, affiliates of Silver Lake Sumeru shall be entitled to nominate one (1) director.

The current directors nominated by affiliates of Bpifrance Investissement and Silver Lake Sumeru under the Shareholder Agreement were Thierry Sommelet and John D. Brennan, respectively. Affiliates of Balderton Capital have not nominated current directors under the Shareholder Agreement. Affiliates of Balderton Capital, Bpifrance Investissement, Idinvest Partners and Silver Lake Sumeru have agreed to vote their Company Securities in favor of the directors nominated as set forth above.

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

		Year of Initial	Term
Name	Current Position	Appointment	Expiration Year
John D. Brennan	Director	2010	2019
Nanci Caldwell	Director	2017	2018
Patrick S. Jones	Director	2015	2018
Nora Denzel	Director	2017	2019
Michael Tuchen	Chief Executive Officer and Director	2013	2019
S. Steven Singh	Chairman	2017	2019
Thierry Sommelet	Director	2016	2019

In addition, French law requires companies having at least 50 employees for a period of 12 months over the last three years set up a Comité d’Entreprise, or Works’ Council, composed of representatives elected from among the employees. Our Works’ Council is elected every four years, and our current Works’ Council was formed in September 2014. These representatives, currently Sabrina Garcia, Clarisse Messey, Stuart Mudie, Olfa Najjar and Antonio Conti, are entitled to attend all meetings of the board of directors and shareholders, in an observer capacity.

Pursuant to new French regulations, which entered into effect on January 1, 2018, any company having more than 10 employees must implement a Comité Social et Économique or Social and Economic Committee, which replaces and regroups the various employee representatives, including the Works’ Council. This obligation will apply either (i) at the end of the ongoing four-year term of our employee representatives, i.e., in September 2018 or (ii) at the end of the maximum one-year extension of our employee representatives’ term, i.e., by September 2019 at the latest.

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise such director’s ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Messrs. Brennan, Jones, Sommelet and Singh and Mmes. Caldwell and Denzel, representing six of our seven directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

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

Audit Committee.   Our audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Messrs. Jones and Sommelet and Ms. Denzel currently serve on our audit committee. Mr. Jones is the chairman of our audit committee. Our board has determined that each member of our audit committee is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Mr. Jones is an “audit committee financial expert” as defined by SEC rules and regulations and that Mr. Sommelet and Ms. Denzel qualify as financially sophisticated under rules. The principal duties and responsibilities of our audit committee include:

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

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the NASDAQ listing standards. A copy of the charter is available on our website at www.talend.com.

Compensation Committee.   Our compensation committee assists our board of directors in reviewing and making recommendations to our board of directors with respect to the compensation of our executive officers and directors. Messrs. Singh, Brennan and Sommelet and Ms. Caldwell currently serve on the compensation committee. Ms. Caldwell is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is independent within the meaning of the rules. The principal duties and responsibilities of our compensation committee include:

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

Our compensation committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the NASDAQ listing standards. A copy of the charter is available on our website at www.talend.com.

Nominating and Corporate Governance Committee.   Our nominating and corporate governance committee mainly assists our board of directors in overseeing all aspects of the company’s corporate governance functions and making recommendations to the board regarding corporate governance issues. Mr. Jones and Ms. Caldwell, currently serve on the nominating and corporate governance committee. Mr. Jones is the chairman of our nominating and corporate governance committee. The principal duties and responsibilities of our nominating and corporate governance committee include:

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

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the NASDAQ listing standards. A copy of the charter is available on our website at www.talend.com.

D.Employees

As of December 31, 2015, 2016 and 2017, we had 524, 679 and 886 employees, respectively. As of December 31, 2017, 34% of our employees were located in the United States, 29% were located in France, 10% were located in China and 9% were located in Germany.

E.Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 7.A – Major Shareholders”.

Item 7.         Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares at December 31, 2017 by:

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

As of December 31, 2017, we had 72 holders of record in the United States, which represented 67% of our ordinary shares outstanding.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 2017. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the principal address of each of the shareholders below is c/o Talend, Inc. 800 Bridge Parkway, Suite 200, Redwood City, CA 94065.

	Number of	Percentage of
	ordinary shares	ordinary shares
Name	beneficially owned	beneficially owned
5% or Greater Shareholders:
Entities affiliated with Silver Lake Sumeru (1)	2,404,274	8.2%
Entities affiliated with Idinvest Partners (2)	2,045,121	6.9%
Entities affiliated with Balderton Capital (3)	3,024,400	10.3%
Entity affiliated with Bpifrance Investissement (4)	2,112,895	7.2%
Executive Officers and Directors:
Michael Tuchen (5)	1,131,034	3.8%
Thomas Tuchscherer (6)	197,371	*
Ashley Stirrup (7)	65,205	*
Brad Stratton (8)	15,909	*
Barbara Cadigan (9)	30,855	*
Nello Franco (10)	100,710	*
Laurent Bride (11)	85,320	*
Aaron Ross (12)	2,579	*
Ciaran Dynes (13)	3,700	*
Eric Johnson	—	—
John D. Brennan (14)	2,404,274	8.2%
Nanci Caldwell (15)	10,638	*
Nora Denzel (16)	2,394	*
Patrick S. Jones (17)	30,580	*
S. Steven Singh (18)	23,212	*
Thierry Sommelet (19)	—	—
All executive officers and directors as a group (20)	4,103,781	13.9%

*     Less than 1% of the outstanding ordinary shares.

(1)Consists of 2,356,188 shares held of record by Silver Lake Sumeru Fund Cayman, L.P. (“SLSFC”) and 48,086 shares held of record by Silver Lake Technology Investors Sumeru Cayman, L.P (“SLTIS”). Silver Lake Technology Associates Sumeru Cayman, L.P. (“SLTA Sumeru”) is the sole general partner of SLSFC and SLTIS, SLTA Sumeru (GP) Cayman, L.P. ("SLTA Sumeru GP") is the sole general partner of SLTA Sumeru, and Silver Lake Sumeru (Offshore) AIV GP, Ltd. (“SLS AIV”) is the sole general partner of SLTA Sumeru GP. SLS AIV is controlled by a board of nine directors that acts by majority approval and possesses sole voting and dispositive power with respect to the ordinary shares owned by SLSFC and SLTIS. The principal business address of these entities is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(2)Consists of (i) 238,913 ordinary shares held of record by FCPI Idinvest Croissance 2005; (ii) 641,446 ordinary shares held of record by FCPI Capital Croissance; (iii) 568,960 ordinary shares held of record by FCPI Objectif Innovation Patrimoine; (iv) 70,982 ordinary shares held of record by FCPI Poste Innovation 8; (v) 203,089 ordinary shares held of record by FCPI Allianz Eco Innovation; (vi) 157,275 ordinary shares held of record by FCPI Allianz Innovation 10; (vii) 91,039 ordinary shares held of record by FCPI Objectif Innovation 3; (viii) 23,905 ordinary shares held of record by FCPI La Banque Postale Innovation 5; and (ix) 49,512 ordinary shares held of record by FCPI Objectif Innovation 2, collectively, the (“Funds”). As the management company of the Funds, Idinvest Partners shares dispositive power and shared voting power over all of the shares owned by the Funds. 51% of Idinvest Partners’ share capital is held by Financière Bagatelle, which is held at 100% by IDI. IDI is a limited partnership with shares (Société en commandite par actions) listed, whose Managing Partner is Ancelle et Associés SAS, which owns with its subsidiary Financière Bagatelle SAS, 79.09% of the voting shares of IDI. Ancelle et Associés SAS is a French company whose shareholders, Christian Langlois-Meurinne and Dominique Marmissolle hold 80% of the voting shares. The address for the Funds is c/o Idinvest Partners, 117, Avenue des Champs Elysées, 75008 Paris, France.

(3)Consists of 3,024,400 ordinary shares held of record by Balderton Capital IV L2 S.a.r.l. (“BC IV L2”). Balderton Capital IV L1 S.a.r.l. (“BC IV L1”) is the sole shareholder of BC IV L2; Balderton Capital IV, L.P. (“BC IV”) is the sole shareholder of BC IV L1, and Balderton Capital Partners IV, L.P. (“BCP IV”) is the sole general partner of BC IV. Balderton Capital General Partner IV, LLC (“BCGP IV”) is the sole general partner of BCP IV. Voting and dispositive power of BCP IV is delegated to Balderton Capital Investments Limited (“BCIL”). The directors of BCIL are Suranga Chandratillake, Jerome Misso, Gary Mauger and James Nicolle. The address for BC IV L2 and BC IV L1 is c/o 2-8, Avenue Charles de Gaulle, L-1653, Luxembourg and the address for BC IV, BCP IV, BCGP IV and BCIL is c/o 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL.

(4)Consists of 2,112,895 ordinary shares held of record by FCPI ETI 2020, an entity affiliated with Bpifrance Investissement S.A.S. (“Bpifrance”). Bpifrance Participations S.A. is a French public investment fund specializing in the business of equity financing via direct investment or fund of funds and is wholly-owned by Bpifrance S.A. a French financial institution especially created for this purpose. Bpifrance is controlled by Bpifrance S.A., a French financial institution. Caisse des Dépots et Consignations, a French special public entity (établissement special) and EPIC Bpifrance, a French public institution of industrial and commercial nature, each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. The address for these entities is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

(5)Consists of (i) 382,072 ordinary shares held of record by Mr. Tuchen; (ii) 151,670 ordinary shares held of record by the Michael H. Tuchen 2015 Annuity Trust dated December 12, 2015 for which Mr. Tuchen serves as trustee; and (ii) 597,292 shares subject to options exercisable within 60 days of December 31, 2017.

(6)Consists of (i) 139,205 ordinary shares held of record by Mr. Tuchscherer and (ii) 58,166 shares subject to options exercisable within 60 days of December 31, 2017.

(7)Consists of (i) 26,500 ordinary shares held of record by Mr. Stirrup and (ii) 38,705 shares subject to options exercisable within 60 days of December 31, 2017.

(8)Consists of 15,909 shares subject to options exercisable within 60 days of December 31, 2017.

(9)Consists of 30,855 shares subject to options exercisable within 60 days of December 31, 2017.

(10)Consists of (i) 11,000 ordinary shares held of record by Mr. Franco and (ii) 89,710 ordinary shares subject to options exercisable within 60 days of December 31, 2017.

(11)Consists of (i) 43,781 ordinary shares held of record by Mr. Bride and (ii) 41,539 shares subject to employee warrants (BSPCE) exercisable within 60 days of December 31, 2017.

(12)Consists of 2,579 shares subject to options exercisable within 60 days of December 31, 2017.

(13)Consists of 3,700 shares subject to options exercisable within 60 days of December 31, 2017.

(14)Consists of the ordinary shares listed in footnote (1) above, which are held of record by Silver Lake Sumeru. Mr. Brennan serves as managing director of Silver Lake Sumeru and as one of the directors of SLS AIV.

(15)Consists of 10,638 ordinary shares subject to warrants (BSA) exercisable within 60 days of December 31, 2017.

(16) Consists of 2,394 ordinary shares subject to warrants (BSA) exercisable within 60 days of December 31, 2017.

(17) Consists of 30,580 ordinary shares subject to warrants (BSA) exercisable within 60 days of December 31, 2017.

(18)Consists of 23,212 ordinary shares subject to warrants (BSA) exercisable within 60 days of December 31, 2017.

(19)Mr. Sommelet serves as a managing director of Bpifrance Investissement. Mr. Sommelet does not exercise power to direct the voting or disposition of, or to receive the economic benefit of ownership of, the shares held by Bpifrance Investissement listed in footnote (4) above.

(20)Consists of (i) 3,158,502 ordinary shares beneficially owned by our executive officers and directors and (ii) 945,279 shares subject to options exercisable within 60 days of December 31, 2017.

Three of our major shareholders, Balderton Capital, Idinvest Partners and Silver Lake Sumeru, sold a significant percentage of the ordinary shares they held in Talend S.A. during 2017. One of our previous major shareholders, Galileo Partners, sold all of the ordinary shares they held in Talend S.A. during 2017.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.Related Party Transactions

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

Bpifrance Financement has funded one successful project for a total of $0.9 million (paying us $0.4 million in 2010 and $0.5 million in 2013). We paid this advance quarterly from December 2013 to September 2017. As of December 31, 2017, the balance on this advance was fully repaid.

As part of our acquisition of Restlet SAS, we assumed debt totaling $1.2 million related to advances for research and development projects from Bpifrance to Restlet SAS.

Shareholder Agreement

We have entered into the Shareholder Agreement with entities affiliated with Balderton Capital, Bpifrance Investissement, Idinvest Partners and Silver Lake Sumeru. The Shareholder Agreement, as further described below, contains specific rights, obligations and agreements of these parties as holders of our ordinary shares or equity securities representing our ordinary shares (including the ADRs), which we refer to herein, collectively, as Company Securities. In addition, the Shareholder Agreement contains provisions related to the composition of our board of directors.

Voting Rights

Under the Shareholder Agreement, our existing shareholders that are affiliated with our Major Shareholders have agreed to take all necessary action, including casting all votes to which such existing shareholders are entitled to cast at any general or special meeting of shareholders, so as to ensure that the composition of our board of directors complies with (and includes all of the nominees in accordance with) the provisions of the Shareholder Agreement related to the composition of our board of directors. Idinvest Partners is no longer entitled to nominate a member of our board of directors because they own, in the aggregate, less than 7.5% of the Company Securities.

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

With respect to each Major Shareholder, registration rights under the Shareholder Agreement will terminate on the earlier of (i) the date when all Registrable Securities may immediately be sold under Rule 144 and the Registrable Securities for each Major Shareholder represents less than one percent of the Company Securities, and (ii) on the seven year anniversary of the date of our IPO.

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

C.Interests of Experts and Counsel

Not applicable.

Item 8.         Financial Information

A.Consolidated Statements and Other Financial Information

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

B.Significant Changes

There have been no significant changes that have occurred since the date of the annual financial statements in this Annual Report.

Item 9.         The Offer and Listing

A.Offer and Listing Details

On July 29, 2016, our ADSs began trading on the NASDAQ Global Market under the symbol “TLND”. Prior to that date, there was no public market for our ADSs or our ordinary shares. Our IPO was priced at $18.00 per ADS. The following table sets forth the high and low sales prices for our ADSs as reported by the NASDAQ Global Market for each period indicated:

	Per ADS
	High	Low
Year Ended:
December 31, 2016	$34.49	$21.02
December 31, 2017	$46.32	$21.25

Quarter Ended:
September 2016 (beginning July 29)	$34.49	$24.26
December 2016	$26.79	$21.02
March 2017	$31.39	$21.25
June 2017	$37.33	$28.77
September 2017	$41.95	$33.67
December 2017	$46.32	$36.71

Month Ended:
September 2017	$41.95	$38.60
October 2017	$41.78	$39.71
November 2017	$46.32	$38.70
December 2017	$42.10	$36.71
January 2018	$42.00	$36.63
February 2018	$48.20	$35.46

On March 2, 2018, the last reported sale price for our ADSs on the NASDAQ Global Market was $50.03 per ADS.

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on the NASDAQ Global Market under the symbol “TLND” since July 29, 2016.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expense of the Issue

Not applicable.

Item 10.         Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

Key Provisions of Our By-laws and French Law Affecting our Ordinary Shares

The description below reflects the terms of our By-laws, and summarizes the material rights of holders of our ordinary shares under French law. Please note that this is only a summary and is not intended to be exhaustive. For further information, please refer to the full version of our By-laws which is included as an exhibit to this annual report. In the event that our By-laws are modified in connection with the creation of a specific category of preferred shares, the rights of holders of such preferred shares under our By-laws and French law will be described in the applicable prospectus supplement.

Corporate Purpose (Article 3 of the By-laws)

Our corporate purpose, either directly or indirectly, in particular through the intermediary of subsidiaries or holdings, in France and abroad, is:

•The development, research, production, marketing, purchase, sale, rental, after-sales support of software and/or IT equipment;

•The supply and sale of user services including in particular training, demonstration, methodology, rollout and use;

•The supply and sale of IT resources whether combined or not with software or service delivery;

•The creation, acquisition, rental, lease-management of all business assets or facilities, lease, installation, operation of all establishments;

•The acquisition, use or sale of all intellectual or industrial property rights as well as any expertise in the field of information technology; and

•More generally, investing in any enterprise or company created or to-be-created as well as carrying out any legal, economic, financial, industrial, civil and commercial transactions, whether in movable property or real estate, directly or indirectly relating, in whole or in part, to the aforementioned purpose or to other similar or related purposes.

Directors

Quorum and voting (Article 14 of the By-laws)

The board of directors may only deliberate if at least half of the directors attend the applicable meeting in the manner provided for in our By-laws. In particular, French law and the charter of the board of directors allow directors to attend meetings of the board of directors in person or, to the extent permitted by applicable law, by videoconference or other telecommunications arrangements. In addition, our By-Laws allow a director to grant another director a proxy to represent him or her at a meeting of the board of directors, but no director can hold more than one proxy at any meeting. Decisions of the board of directors are adopted by the majority of the voting rights held by the directors present or represented, it being specified that in case of a vote-split, the chairman of the board of directors shall have a deciding vote.

Directors’ Voting Powers on Proposal, Arrangement or Contract in which any Director is Materially Interested

Under French law, any agreement entered into (directly or through an intermediary) between us and any director that is not entered into (1) in the ordinary course of business and (2) under standard terms and conditions is subject to the prior authorization of the board of directors, excluding the vote of the interested director.

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

Directors’ Compensation (Article 17 of the By-laws)

The aggregate amount of attendance fees (jetons de présence) of the board of directors is determined at the shareholders' annual ordinary general meeting. The board of directors then divides all or part (at the board’s discretion) of this aggregate amount among some or all of its members by a simple majority vote. In addition, the board of directors may grant exceptional compensation (rémunérations exceptionnelles) to individual directors on a case-by-case basis for special and temporary assignments. The board may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest. Directors who are employed by the company receive a separate compensation as officers or employees. See "Management—Compensation of Directors and Executive Officers" for a description of our compensation policy for our non-employee directors.

Board of Directors’ Borrowing Powers (Article 15 of the By-laws)

There are currently no limits imposed by our By-laws on the amounts of loans or borrowings that the board of directors may approve.

Directors’ Age Limits (Article 13 of the By-laws)

The number of directors who are more than seventy (70) years old may not exceed one-third of the directors in office.

If this limit is reached, the oldest director will be deemed to have resigned at the end of the annual shareholders' meeting approving the accounts of the year in which this limit has been reached.

Term of Director Office

Our By-laws provide that members of our board of directors are elected for a tenure of three years.

Employee Director Limits

The number of directors who are also party to employment contracts with the Company may not exceed one-third of the directors in office.

Directors’ Share Ownership Requirements

None.

Rights, Preferences and Restrictions Attaching to Ordinary Shares

Dividends (Articles 22 and 23 of the By-laws)

We may only distribute dividends out of our “distributable profits”, plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required to be maintained by law. "Distributable profits" consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law (see below under "—Legal Reserve").

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

Distribution of Dividends (Articles 11 and 23 of the By-laws)

Dividends are distributed to shareholders proportionally to their shareholding interests. In the case of interim dividends, distributions are made to shareholders on the date set by our board of directors during the meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general shareholders' meeting or by our board of directors in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.

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

Voting Rights (Article 11 of the By-laws)

Each of our ordinary shares entitles its holder to vote and be represented in the shareholders' meetings in accordance with the provisions of French law and of our By-laws. The ownership of a share implies the acceptance of our By-laws and any decision of our shareholders.

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

Repurchase and Redemption of Shares

Under French law, we may acquire our own shares for the following purposes only:

•To decrease our share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction; in this case, the shares repurchased must be cancelled within one month from their repurchase date;

•To provide shares for distribution to employees or managers under a profit-sharing, free share or share option plan; in this case the shares repurchased must be distributed within 12 months from their repurchase or they must be cancelled;

•With a view to using them within two years of their repurchase in payment or in exchange for assets acquired by us; or

•To sell the relevant shares to any shareholder willing to purchase them as part of a process organized by us within five years of their repurchase date.

No such repurchase of shares may result in us holding, directly or through a person acting on our behalf, more than (i) 10% of our issued share capital in case of repurchase of shares to be provided for distribution to our employees or managers or sale to our shareholders, and (ii) 5% in case of repurchase of shares to be used in payment or in exchange for assets acquired by the company. Shares repurchased by us continue to be deemed "issued" under French law but are not entitled to dividends and/or voting rights so long as we hold them directly or indirectly, and we may not exercise the preemptive rights attached to them.

Sinking Fund Provisions

Our By-laws do not provide for any sinking fund provisions.

Liability to Further Capital Calls

Shareholders are liable for corporate liabilities only up to the par value of the shares they hold; they are not liable to further capital calls.

Requirements for Holdings Exceeding Certain Percentages

There are no such requirements, except as described under “Form, Holding and Transfer of Shares—Ownership of Shares and ADSs by Non-French Persons”.

Actions Necessary to Modify Shareholders’ Rights

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

Rules for Admission to and Calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings

Access to, Participation in and Voting Rights at Shareholders’ Meetings (Article 20 of the By-laws)

Shareholders’ meetings are composed of all shareholders whose shares are paid up and for whom a right to attend shareholders’ meetings is established by registration of the shares in an account in the name of the shareholder or the intermediary registered on his or her behalf, on the second (2nd) business day prior to the shareholders' meeting, at midnight (00:00) Paris time, either in the registered share accounts held by us, or in the bearer share accounts held by the authorized intermediary.

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

Shareholders sending their vote within such time limit, using the form provided to them by us to this effect, are deemed present or represented at the shareholders’ meeting.

The voting by correspondence form addressed by a shareholder is only valid for a single meeting or for successive meetings convened with the same agenda.

To better understand the voting rights of the ADSs, you should carefully read the information set forth in our prospectus dated July 28, 2016, filed with the SEC pursuant to Rule 424(b), under the heading “Description of American Depositary Shares—Voting Rights”.

Notice of Annual Shareholders’ Meetings

Shareholders’ meetings are convened by our board of directors, or, failing that, by our statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a change in control. Meetings are held at our registered offices or at any other location indicated in the convening notice.

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

Agenda and Conduct of Annual Shareholders’ Meetings

The agenda of the shareholders’ meeting shall appear in the notice to convene the meeting and is set by the author of the notice. The shareholders’ meeting may only deliberate on the items on the agenda except for the removal of directors and the appointment of their successors, which may be put to vote by any shareholder during any shareholders’ meeting. One or more shareholders representing the percentage of share capital required by French law, and acting in accordance with legal requirements and within applicable time limits, may request the inclusion of items or proposed resolutions on the agenda.

Shareholders’ meetings are chaired by the chairman of the board of directors or, in his or her absence, by the chief executive officer (directeur général), a deputy chief executive officer  (directeur général délégué) if he or she is a director or by a director appointed for this purpose by the board, and in all other cases, the meeting itself will elect a chairman. Vote counting is performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes.

Ordinary Shareholders’ Meeting

Ordinary shareholders’ meetings are those meetings called to make any and all decisions that do not result in a modification of our By-laws. An ordinary shareholders' meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated accounts for the relevant fiscal year or, in case of postponement, within the period established by court order. Upon first notice, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. Decisions are made by a majority of the votes held by the shareholders present, represented by proxy, or voting by mail. Abstentions will have the same effect as a “no” vote.

Extraordinary Shareholders’ Meeting

Only an extraordinary shareholders’ meeting is authorized to amend our By-laws. It may not, however, increase shareholders' commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting will be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote upon first notice, or one-fifth upon second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. Decisions are made by a two-thirds majority vote of the shareholders present, represented by proxy, or voting by mail. Abstentions will have the same effect as a “no” vote.

In addition to the right to obtain certain information regarding us at any time, any shareholder may, from the date on which a shareholders' meeting is convened until the fourth business day preceding the date of the shareholders' meeting, submit written questions relating to the agenda for the meeting to our board of directors. Our board of directors is required to respond to these questions during the meeting.

Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of the Company

Provisions contained in our By-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of French law and our By-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•Provisions of French law allowing the owner of 95% of the share capital or voting rights of a public company to force out the minority shareholders following a tender offer made to all shareholders are only applicable to companies listed on the main French stock exchange and will therefore not be applicable to us unless we dual-list in France;

•A merger (i.e., in a French law context, a stock for stock exchange after which our company would be dissolved without being liquidated into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors, as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•A merger of our company into a company incorporated outside of the European Union would require the unanimous approval of our shareholders;

•Under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•Our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•Our shareholders have preferential subscription rights proportional to their shareholding in our company on the issuance by us of any additional shares or securities giving right, immediately or in the future, to new shares for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•Our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders' meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•Our board of directors can only be convened by its chairman or, when no board meeting has been held for more than two consecutive months, by directors representing at least one-third of the total number of directors;

•Our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors' identification and ensuring their effective participation in the board of directors’ decisions;

•Under French law, a non-French resident as well as any French entity controlled by non-French residents may have to file a declaration for statistical purposes with the Bank of France (Banque de France) following the date of certain direct or indirect investments in us —see the section of this Annual Report titled “Ownership of Shares and ADSs by Non-French Persons”;

•Approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•Advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•Pursuant to French law, our By-laws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by a two-thirds majority vote of our shareholders present, represented by a proxy or voting by mail at the meeting; and

•Our shares take the form of bearer securities or registered securities, if applicable legislation so permits, according to the shareholder’s choice. Issued shares are registered in individual accounts opened by us or any authorized intermediary (depending on the form of such shares), in the name of each shareholder and kept according to the terms and conditions laid down by the legal and regulatory provisions.

Declaration of Crossing of Ownership Thresholds

None except as described under “Form, Holding and Transfer of Shares—Ownership of Shares and ADSs by Non-French Persons”.

Changes in Share Capital

Increases in Share Capital

Pursuant to French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The shareholders may delegate to our board of directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital in accordance with applicable laws.

Increases in our share capital may be effected by:

•Issuing additional shares;

•Increasing the par value of existing shares;

•Creating a new class of equity securities; and

•Exercising the rights attached to securities giving access to the share capital.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•Issuances in consideration for cash;

•Issuances in consideration for assets contributed in kind;

•Issuances through an exchange offer;

•Issuances by conversion of previously issued debt instruments;

•Issuances by capitalization of profits, reserves or share premium; and

•Subject to certain conditions, issuances by way of offset against debt incurred by us.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premium require shareholders’ approval at an extraordinary general shareholders' meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases in share capital effected by an increase in the par value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premium. All other capital increases require shareholders' approval at an extraordinary general shareholders' meeting acting under the regular quorum and majority requirements for such meetings.

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

Preferential Subscription Right

According to French law, if we issue additional shares or securities giving right, immediately or in the future, to new shares for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. Preferential subscription rights entitle the individual or entity that holds them to subscribe proportionally to the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, our share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights may be transferred and/or sold during the subscription period relating to a particular offering.

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

Further, to the extent permitted under French law, we may seek, during an extraordinary general shareholders’ meeting, the approval of the shareholders to waive their preferential subscription rights in order to authorize the board of directors to issue additional shares and/or other securities convertible or exchangeable into shares.

Form, Holding and Transfer of Shares

Form of Shares

Pursuant to our By-laws, shares of the Company may be held in registered or bearer form, at each shareholder's discretion.

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

Holding of Shares

In accordance with French law concerning the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Shares are registered in individual accounts maintained by us or by a representative appointed by us. Each shareholder's account shows the name of the relevant shareholder and number of shares held.

Ownership of Shares and ADSs by Non-French Persons

Neither the French Commercial Code nor our By-laws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares.

However, non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our Company’s share capital or voting rights or cross such 10% threshold. Violation of this filing requirement may be sanctioned by five years of imprisonment and a fine of up to twice the amount of the relevant investment. This amount may be increased fivefold if the violation is made by a legal entity.

Moreover, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of the Economy, where all or part of the target’s business and activity relate to a strategic sector, such as energy, transportation, public health, telecommunications, etc.

Assignment and Transfer of Shares

Shares are freely negotiable, subject to applicable legal and regulatory provisions (including, in particular, the prohibition on insider trading).

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

	France	Delaware

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
Repurchase of Shares

Under French law, a private corporation (which our company is for French law purposes for so long as it is listed in the United States only) may acquire its own shares for the following purposes only:

●     To decrease its share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction;

●     With a view to distributing within one year of their repurchase the relevant shares to employees or managers under a profit-sharing, restricted free share or share option plan, not to exceed 10% of the share capital;

●     In payment or in exchange for assets acquired by the corporation within two years of their repurchase, not to exceed 5% of the share capital;

●     To sell the relevant shares to any shareholders willing to purchase them as part of a process organized by the corporation within five years, not to exceed 10% of the share capital.

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

Under Delaware law, a corporation's certificate of incorporation may generally include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

●     Any breach of the director's duty of loyalty to the corporation or its stockholders;

●     Acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●     Intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

●     Any transaction from which the director derives an improper personal benefit.

Voting Rights

French law provides that, unless otherwise provided in the by-laws of a private corporation (which our company is for French law purposes for so long as it is listed in the United States only), each shareholder is entitled to one vote for each share of capital stock held by such shareholder.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Shareholder Vote on Certain Transactions

Generally, under French law, completion of a merger or dissolution requires:

●     The approval of the board of directors; and

●     The approval by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting, or in the case of a merger with a non-EU company, approval of all the shareholders of the corporation.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock or under other certain circumstances, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation's assets or dissolution requires:

●     The approval of the board of directors; and

●     Approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

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

Under Delaware law, a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash for the stockholder's shares equal to the fair value of those shares, as determined by the Delaware Court of Chancery in an action timely brought by the corporation or a dissenting stockholder. Unless otherwise provided in the certificate of incorporation, Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

●     Shares of stock of the surviving corporation;

●     Shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;

●     Cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

●     Any combination of the above.

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

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

●     State that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff's shares thereafter devolved on the plaintiff by operation of law; and

●     Allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff's failure to obtain the action; or

●     State the reasons for not making the effort.

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

As indicated in the paragraph below, only the extraordinary shareholders' meeting is authorized to adopt or amend the by-laws under French law.

Under Delaware law, generally a corporation may amend its certificate of incorporation if:

●     Its board of directors has adopted a resolution setting forth the amendment proposed and declared its advisability, and

●     The amendment is adopted by the affirmative votes of a majority (or greater percentage as may be specified by the corporation) of the voting power of the outstanding shares entitled to vote on the amendment and a majority (or greater percentage as may be specified by the corporation) of the voting power of the outstanding shares of each class or series of stock, if any, entitled to vote on the amendment as a class or series.

Amendment of By-laws	Under French law, only the extraordinary shareholders' meeting is authorized to adopt or amend the by-laws.

Under Delaware law, the stockholders entitled to vote have the power to adopt, amend or repeal by-laws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

Limitations Affecting Shareholders of a French Company

Ownership of Shares and ADSs by Non-French Residents

Neither the French Commercial Code nor our By-laws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares.

However, non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our Company’s share capital or voting rights or cross such 10% threshold. Violation of this filing requirement may be sanctioned by five years of imprisonment and a fine of up to twice the amount of the relevant investment. This amount may be increased five fold if the violation is made by a legal entity.

Moreover, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of the Economy, where all or part of the target’s business and activity relate to a strategic sector, such as energy, transportation, public health, telecommunications, etc.

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

For holders of ADSs representing our shares, the depositary may make these rights or other distributions available to ADS holders. If the depositary does not make the rights available to ADS holders and determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case the holders will receive no value for them. The information set forth in our prospectus dated July 28, 2016, filed with the SEC pursuant to Rule 424(b), under the heading “Description of American Depositary Shares—Share Dividends and Other Distributions” explains in detail the depositary’s responsibility in connection with a rights offering. See also “Risk Factors—Your right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to your holdings.”

C.Material Contracts

For information on our material contracts, please see Item 4 and Item 6 of this Annual Report.

D.Exchange Controls

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

E.Taxation

Material U.S. Federal Income Tax Considerations to U.S. Holders

The following summary describes the material U.S. federal income tax consequences to U.S. holders (as defined below) of the ownership and disposition of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with ordinary shares or ADSs acquired and held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to holders subject to special tax rules, such as:

•banks, insurance companies, regulated investment companies and real estate investment trusts;

•financial institutions;

•grantor trusts;

•individual retirement and other tax-deferred accounts;

•certain former U.S. citizens or long-term residents;

•brokers or dealers in securities or currencies;

•traders that elect to use a mark-to-market method of accounting;

•partnerships and other entities treated as partnership or pass through entities for U.S. federal income tax purposes and partners or investors in such entities;

•tax-exempt organizations (including private foundations);

•persons that hold or dispose of ordinary shares or ADSs as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction;

•persons that have a functional currency other than the U.S. dollar;

•persons that own (directly, indirectly or constructively) 10% or more of our equity (by vote or by value); or

•persons that are not U.S. holders (as defined below).

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

In this section, a “U.S. holder” means a beneficial owner of ordinary shares or ADSs, other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes, that is, for U.S. federal income tax purposes:

•An individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);

•A corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•An estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•A trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

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

Based on the value and composition of our assets, although not free from doubt, we do not believe we were a PFIC for the taxable year ended December 31, 2017, and we do not expect to be a PFIC in the current taxable year or the foreseeable future. However, if there is a change in the type or composition of our gross income, or our actual business results do not match our projections, it is possible that we may become a PFIC in the current taxable year or in future taxable years. The value of our assets for purposes of the PFIC asset test will generally be determined by reference to our market capitalization, which may fluctuate. The composition of our income and assets will also be affected by how, and how quickly, we spend the cash raised in the IPO. Since a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year), we cannot assure you that we will not be or become a PFIC in the current year or any future taxable year.

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

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of ordinary shares or ADSs. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, ordinary shares or ADSs by a paying agent within the United States or who is a U.S.-related financial intermediary to a U.S. holder, other than U.S. holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States or who is a U.S.-related financial intermediary will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. holder (other than U.S. holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

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

Material French Income Tax Considerations

The following describes the material French income tax consequences to U.S. Holders (as defined below for purposes of this section) of purchasing, owning and disposing of the ADSs and, unless otherwise noted, this discussion is the opinion of Jones Day, our French tax counsel, insofar as it relates to matters of French tax law and legal conclusions with respect to those matters.

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

The description of the French income tax and wealth tax consequences set forth below is based on the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 which came into force on December 30, 1995 (as amended by any subsequent protocols, including the protocol of January 13, 2009), and the tax guidelines issued by the French tax authorities in force as of the date of this Annual Report, or the Treaty.

For the purposes of this discussion, the term “U.S. Holder” means a beneficial owner of ADSs that is (1) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (2) a U.S. domestic corporation or certain other entities created or organized in or under the laws of the United States or any state thereof, including the District of Columbia, or (3) otherwise subject to U.S. federal income taxation on a net income basis in respect of securities.

If a partnership (or any other entity treated as partnership for U.S. federal income tax purposes) holds securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds securities, such holder is urged to consult its own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

This discussion applies only to investors that hold our securities as capital assets that have the U.S. dollar as their functional currency, that are entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty, and whose ownership of the securities is not effectively connected to a permanent establishment or a fixed base in France. Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below.

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

A list of companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the FTC used to be published annually by the French Ministry of Economy. It is now published by the French tax authorities, and could be amended at any time. Pursuant to Regulations BOI-ANNX-000467-20171221 issued on December 21, 2017, Talend is currently not included in such list. Please note that such list may be updated from time to time, or may not be published anymore in the future.

Furthermore, NASDAQ is not currently acknowledged by the French AMF, but this may change in the future.

Consequently, Talend’s securities should not fall within the scope of the FTT. Purchasers of Talend’s securities in 2018 should consequently not be subject to the FTT. Purchases of Talend’s securities may become subject to the FTT provided that NASDAQ is acknowledged by the French AMF.

Registration Duties

In the case where the FTT is not applicable, (1) transfers of shares issued by a French company which are listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (acte) executed either in France or outside France, whereas (2) transfers of shares issued by a French company which are not listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% notwithstanding the existence of a written statement (acte).

As ordinary shares of Talend are not listed in France on a regulated or organized market within the meaning of the FMFC, their transfer should be subject to uncapped registration duties at the rate of 0.1% notwithstanding the existence of a written statement (acte). Although there is neither case law nor official guidelines published by the French tax authorities on this point, transfers of ADSs should remain outside of the scope of the aforementioned 0.1% registration duties.

Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) has been repealed by the finance bill for 2018 (loi de finances pour 2018) dated December 30, 2017. It used to apply only to individuals and did not generally apply to securities held by a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such U.S. Holder did not own directly or indirectly more than 25% of the issuer’s financial rights and that the ADSs did not form part of the business property of a permanent establishment or fixed base in France. It has been replaced by a new real estate wealth tax (impôt sur la fortune immobilière) as from January 1, 2018. The scope of such new tax is narrowed to real estate assets (and certain assets deemed to be real estate assets) or rights, directly or indirectly through one or more legal entities and whose net taxable assets amount to at least €1,300,000. Talend’s securities owned by a U.S. Holder should not fall within the scope of the new real estate wealth tax provided that such U.S. Holder does not own directly or indirectly a shareholding exceeding 10% of the financial rights and voting rights of Talend.

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 30%. Such withholding tax rate may be reduced to 12.8% for dividends paid to non-resident individuals. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. Holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 12.8%, 30% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. Holder who is a U.S. resident as defined pursuant to the provisions of the Treaty and whose ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. Holder has in France, is generally reduced to 15%, or to 5% if such U.S. Holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.

For U.S. Holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on Benefits” provision of the Treaty, are complex, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. Holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits in light of their own particular circumstances.

In the event that dividends are paid by Talend, dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates of 5% or 15% provided that such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Otherwise, dividends paid to a U.S. Holder that is a legal person or another legal entity and has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 30%, or 75% for any U.S. Holder if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC) (unless the Company proves that neither the purpose nor the effect of paying the dividend in that State or territory are that of allowing, with the intent of tax evasion or avoidance, their location in such a State or territory), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

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

Tax on Sale or Other Disposition

As a matter of principle, under French tax law, a U.S. Holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by us of ordinary shares or ADSs, provided such U.S. Holder is not a French tax resident for French tax purposes and has not held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives (as an exception, a U.S. Holder resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds).

Under application of the Treaty, a U.S. Holder who is a U.S. resident for purposes of the Treaty and entitled to Treaty benefit will not be subject to French tax on any such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. U.S. Holders who own ordinary shares or ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. Holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC) and has held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives, will be subject to a levy in France at the rate of 33 1/3%, if such U.S. Holder is a legal person, or 12.8% if such U.S. Holder is an individual.

Special rules apply to U.S. Holders who are residents of more than one country.

The discussion above is a summary of the material French tax consequences of an investment in our ADSs or ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect. It does not cover all tax matters that may be of importance to a prospective investor. Each prospective investor is urged to consult its own tax advisor about the tax consequences to it of an investment in ADSs in light of the investor’s own circumstances.

F.Dividends and Paying Agents

Not applicable.

G.Statements by Experts

Not applicable.

H.Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and file reports under those requirements with the SEC. Those reports may be inspected without charge at the locations described below.

We maintain a corporate website at www.talend.com. We intend to post this Annual Report on our website promptly following it being filed with the SEC. We use our website as a channel of distribution for important company information. Important information, including press releases, analyst presentations and financial information regarding us, as well as corporate governance information, is routinely posted and accessible on the “Investor Relations” section of the website, which is accessible by clicking on the tab labeled “Company-Investors” on our website home page. In addition, important information is routinely posted and accessible on the blog section of our website, which is accessible by clicking on the tab labeled “Blog” on our website home page, as well as our Twitter accounts (@Talend and @TalendFR). Information contained on, or that can be accessed through, our website or our Twitter accounts does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

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

I.Subsidiary Information

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

Interest Rate Risk

We had cash and cash equivalents of $6.9 million, $91.0 million and $87.0 million at December 31, 2015, 2016 and 2017, respectively. The carrying amount of our cash equivalents reasonably approximates fair value, as a result of the short maturities of investment instruments used. The primary objective of our investment activities is the preservation of capital, and we do not enter into investments for trading or speculative purposes. Short-term and long-

term investments we hold are in the form of term deposits with fixed interest rates, thereby limiting their exposure related to interest rate fluctuations. A hypothetical 10% increase in interest rates during the year ended December 31, 2017 would not have had a material impact on our financial statements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations.

Item 12.         Descriptions of Securities Other than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•A fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•A fee of U.S.$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•An aggregate fee of U.S.$0.02 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•A fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•A fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•Stock transfer or other taxes and other governmental charges;

•Cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of ordinary shares, ADRs or deposited securities;

•Transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•In connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

•Fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

Item 15.         Controls and Procedures

A.Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2017. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention of overriding of the controls and procedures. Accordingly, even effective disclosures controls and procedures can provide only reasonable assurance of achieving their controls objectives.

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

B.Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017. We reviewed the results of management’s assessment with our Audit Committee.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

C.Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for emerging growth companies.

D.Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2017, there were no changes in our internal controls over financial reporting that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.         Principal Accountant Fees and Services

KPMG S.A. has served as our independent registered public accounting firm for 2016 and 2017. Our accountant’s fees for professional services in each of those fiscal years are (in thousands):

	Fiscal Years
	2016	2017
Audit Fees (1)	$2,065	$1,181
Audit-Related Fees	—	—
Tax Fees	6	6
All Other Fees	—	—
	$2,071	$1,187

(1)Audit fees consist of fees incurred or expected to be incurred for professional services rendered for the audit of our consolidated financial statements and services that are normally provided by KPMG S.A. in connection with statutory and regulatory filings or engagements. In 2016, Audit Fees also include services rendered related to our IPO. In 2017, Audit Fees also include services rendered related to our follow-on offerings.

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

Item 16H.         Mine Safety Disclosure

Not applicable.

PART III

Item 17.         Financial Statements

See Item 18 below.

Item 18.         Financial Statements

Our audited consolidated financial statements as required under Item 18 are included as part of this Annual Report, starting on page F-1.

Item 19.         Exhibits

Exhibit
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

1.1	By-laws (statuts) of Talend S.A. (English Translation) dated as of February 7, 2018.					X

2.1	Form of Deposit Agreement between Talend S.A. and JPMorgan Chase Bank, N.A., as depositary, and Owners and Holders of the American Depositary Shares.	F-1	333-212279	4.1	7/11/2016

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1).	F-1	333-212279	4.2	7/11/2016

Exhibit
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.3+	Stock Option Plans—2016, 2015, 2014, 2013, 2012, 2011 and 2010.	F-1	333-212279	10.22	7/19/2016

2.4+	Form of BSA Grant Document (English translation).	F-1	333-212279	10.23	7/27/2016

2.5+	Form of BSPCE Grant Document (English translation).	F-1	333-212279	10.24	6/28/2016

2.6+	Form of OSA Grant Document.	F-1	333-212279	10.25	6/28/2016

4.1	Bonitasoft Software License and Support Agreement, dated as of October 10, 2011, by and between Bonitasoft, Inc. and Talend, Inc.	F-1	333-212279	10.1	6/28/2016

4.2	Amendment No. 1 to Bonitasoft Software License and Support Agreement, dated as of April 12, 2012, by and between Bonitasoft, Inc. and Talend, Inc.	F-1	333-212279	10.2	6/28/2016

4.3	Lease Agreement, dated as of April 11, 2014, by and between Westport Office Park, LLC and Talend, Inc.	F-1	333-212279	10.3	6/28/2016

4.4	First Amendment to Lease Agreement, dated as of December 16, 2014, by and between Westport Office Park, LLC and Talend, Inc.	F-1	333-212279	10.4	6/28/2016

4.5	Second Amendment to Lease Agreement, dated as of April 20, 2015, by and between Westport Office Park, LLC and Talend, Inc.	F-1	333-212279	10.5	6/28/2016

Exhibit
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
4.6	Third Amendment to Lease Agreement, dated as of February 15, 2018, by and between Westport Office Park, LLC and Talend, Inc.					X

4.7	English Summary of the Commercial Lease Agreement, dated as of February 7, 2014, by and between Foncière Medicale N°1 and Talend S.A.	F-1	333-212279	10.6	6/28/2016

4.8	English Summary of the First Amendment to Commercial Lease Agreement, dated as of April 14, 2014, by and between Foncière Medicale N°1 and Talend S.A.	F-1	333-212279	10.7	6/28/2016

4.9	English Summary of the Second Amendment to Commercial Lease Agreement, dated as of September 11, 2015, by and between Foncière Medicale N°1 and Talend S.A.	F-1	333-212279	10.8	6/28/2016

4.10	English Summary of the Third Amendment to Commercial Lease Agreement, dated as of January 20, 2016, by and between Foncière Medicale N°1 and Talend S.A.	F-1	333-212279	10.9	6/28/2016

Exhibit
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
4.11	English Summary of the Fourth Amendment to Commercial Lease Agreement, dated as of April 26, 2016, by and between Foncière Medicale N°1 and Talend S.A.	F-1	333-212279	10.10	6/28/2016

4.12	English Summary of the Fifth Amendment to Commercial Lease Agreement, dated as of April 24, 2017, by and between Foncière Medicale N°1 and Talend S.A.					X

4.13	Form of Indemnification Agreement between Talend S.A. and each of its executive officers and directors.	F-1	333-212279	10.21	6/28/2016
4.14+	Executive Employment Agreement, dated October 1, 2013, by and between Talend, Inc. and Michael Tuchen.	F-1	333-212279	10.26	6/28/2016

4.15+	Offer Letter, dated December 13, 2009, by and between Talend, Inc. and Thomas Tuchscherer.	F-1	333-212279	10.27	6/28/2016

4.16+	Amendment to Offer Letter, dated February 12, 2016, by and between Talend, Inc. and Thomas Tuchscherer	F-1	333-212279	10.28	6/28/2016

4.17+	Offer Letter, dated April 10, 2014, by and between Talend, Inc. and Ashley Stirrup.	F-1	333-212279	10.29	6/28/2016

4.18+	Offer Letter, dated October 27, 2014, by and between Talend, Inc. and Brad Stratton.	F-1	333-212279	10.30	6/28/2016

Exhibit
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

4.19+	Offer Letter, dated December 18, 2015, by and between Talend, Inc. and Barbara Cadigan.	F-1	333-212279	10.31	6/28/2016

4.20+	Offer Letter, dated December 10, 2013, by and between Talend, Inc. and Nello Franco.	F-1	333-212279	10.32	6/28/2016

4.21+	Employment Agreement, dated July 3, 2014, by and between Talend, Inc. and Laurent Bride (English translation).	F-1	333-212279	10.33	6/28/2016

4.22+	Expatriation Agreement, dated June 22, 2015, by and between Talend S.A. and Laurent Bride (English translation).	F-1	333-212279	10.34	6/28/2016

4.23+	Offer Letter, dated July 7, 2015, by and between Talend, Inc. and Aaron Ross.					X

4.24+	Offer Letter, dated December 5, 2017, by and between Talend, Inc. and Eric Johnson.					X

4.25+	Employment Agreement, dated August 1, 2011, by and between Talend Limited and Ciaran Dynes.					X

4.26+	Amendment to Employment Agreement, dated July 28, 2017, by and between Talend Limited and Ciaran Dynes.					X

4.27+	Transition and Release Agreement, dated February 7, 2018, by and between Talend, Inc. and Thomas Tuchscherer.					X

Exhibit
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

4.28+	Form of Change of Control and Severance Agreement.	F-1	333-212279	10.36	7/11/2016

4.29	Shareholder Agreement, dated as of June 24, 2016, by and among Talend S.A. and certain shareholders.	F-1	333-212279	10.35	6/28/2016

4.30+	2016 Free Share Plan	S-8	333-219761	4.1	8/7/2017

4.31+	Form of 2016 Time-Based Free Share Grant Letter	S-8	333-219761	4.2	8/7/2017

4.32+	Form of 2016 Performance-Based Free Share Grant Letter	S-8	333-219761	4.3	8/7/2017

4.33+	2017 Free Share Plan	S-8	333-219761	4.4	8/7/2017

4.34+	Form of 2017 Time-Based Free Share Grant Letter	S-8	333-219761	4.5	8/7/2017

4.35+	Form of 2017 Performance-Based Free Share Grant Letter	S-8	333-219761	4.6	8/7/2017

4.36+	Talend S.A. 2017 Stock Option Plan	S-8	333-219761	4.7	8/7/2017

4.37+	Talend S.A. 2017 Employee Stock Purchase Plan	S-8	333-222359	99.1	12/29/2017

8.1	List of Subsidiaries of Talend S.A.					X

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.					X

Exhibit
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a‑14(a) and 15d‑14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of KPMG S.A., Independent Registered Public Accounting Firm.					X

101

The following materials from Talend S.A.’s Annual Report on Form 20-F for the year ended December 31, 2017, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statement of Financial Position; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Loss; (iv) Consolidated Statements of Changes in Equity (Deficit); (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements.

X

+  Indicates management contract or compensatory plan.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TALEND S.A.

/s/ Michael Tuchen
Name: Michael Tuchen
Title: Chief Executive Officer

Dated:  March 5, 2018

Talend S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Talend S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Talend S.A. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, changes in equity (deficit) and cash flows for each of the years in the three‑year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2017, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2006.

Paris La Défense, France

March 5, 2018

KPMG S.A.

/s/ Jacques Pierre

Jacques Pierre

Partner

TALEND S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

		Year Ended December 31,
	Notes	2015	2016	2017
Revenue
Subscriptions		$62,722	$88,629	$125,898
Professional services		13,238	17,355	22,697
Total revenue	6	75,960	105,984	148,595
Cost of revenue
Subscriptions		8,283	12,278	16,367
Professional services		10,425	13,290	17,792
Total cost of revenue		18,708	25,568	34,159
Gross profit		57,252	80,416	114,436
Operating expenses
Sales and marketing		49,169	67,580	86,892
Research and development		15,075	19,251	26,835
General and administrative		14,453	19,577	29,446
Total operating expenses		78,697	106,408	143,173
Loss from operations		(21,445)	(25,992)	(28,737)
Finance income	8	21	2,603	701
Finance expense	8	(589)	(791)	(2,848)
Loss before income tax expense		(22,013)	(24,180)	(30,884)
Income tax (expense) benefit	9	7	(63)	(324)
Net loss for the year		$(22,006)	$(24,243)	$(31,208)

Net loss per share attributable to ordinary shareholders:
Basic and diluted net loss per share	17	$(5.79)	$(1.68)	$(1.08)

Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:		3,803	14,464	28,966

The above consolidated statements of operations should be read in conjunction with the accompanying notes.

TALEND S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,
	2015	2016	2017

Net loss for the year	$(22,006)	$(24,243)	$(31,208)
Other comprehensive loss
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment	2,328	(463)	(879)
Tax effect on foreign exchange differences	—	—	—
Total comprehensive loss for the year	$(19,678)	$(24,706)	$(32,087)

The above consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

TALEND S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

		As of December 31,
	Notes	2016	2017
Assets
Current assets:
Cash and cash equivalents	13	$91,023	$87,024
Trade receivables, net	12	38,016	57,129
Other current assets	13	6,559	8,311
Total current assets		135,598	152,464
Non-current assets:
Property and equipment, net	10	2,543	3,473
Goodwill	11	2,912	6,196
Intangible assets, net	11	509	7,528
Other non-current assets	13	3,089	3,137
Total non-current assets		9,053	20,334
Total assets		$144,651	$172,798
Liabilities
Current liabilities:
Trade and other payables	13	$21,270	$30,562
Provisions	13	759	1,145
Deferred revenue	13	74,119	118,601
Borrowings	19	143	1,188
Total current liabilities		96,291	151,496
Non-current liabilities:
Provisions	13	553	787
Deferred revenue	13	29,776	21,618
Borrowings	19	6	7
Total non-current liabilities		30,335	22,412
Total liabilities		126,626	173,908
Equity (Deficit)
Share capital	16	2,980	3,059
Share premium		194,992	201,536
Foreign currency translation reserve		1,551	672
Share-based payments reserve		7,574	13,854
Other reserves	16	—	49
Accumulated losses		(189,072)	(220,280)
Total shareholders’ equity (deficit)		18,025	(1,110)
Total liabilities and shareholders’ equity (deficit)		$144,651	$172,798

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

TALEND S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(in thousands)

			Foreign currency	Share-based	Other	Accumulated	Total
	Share capital	Share premium	translation reserve	payments reserve	reserves	loss	equity
Balance at January 1, 2015	$2,414	$93,336	$(314)	$2,223	$8,371	$(142,823)	$(36,793)
Comprehensive loss:
Net loss for the year	—	—	—	—	—	(22,006)	(22,006)
Other comprehensive loss	—	—	2,328	—	—	—	2,328
Total comprehensive loss for the year	—	—	2,328	—	—	(22,006)	(19,678)
Issuance of ordinary and preferred shares	13	1,437	—	—	—	—	1,450
Exercise of warrants	10	—	—	—	—	—	10
Exercise of stock awards	13	158	—	—	—	—	171
Stock-based compensation	—	—	—	2,357	—	—	2,357
Balance at December 31, 2015	$2,450	$94,931	$2,014	$4,580	$8,371	$(164,829)	$(52,483)
Comprehensive loss:
Net loss for the year	—	—	—	—	—	(24,243)	(24,243)
Other comprehensive loss	—	—	(463)	—	—	—	(463)
Total comprehensive loss for the year	—	—	(463)	—	—	(24,243)	(24,706)
Issuance of ordinary shares upon initial public offering, net of offering costs and underwriters commissions and discounts	510	90,818	—	—	—	—	91,328
Exercise of stock awards	20	872	—	—	—	—	892
Release of other reserves upon the completion of initial public offering	—	8,371	—	—	(8,371)	—	—
Stock-based compensation	—	—	—	2,994	—	—	2,994
Balance at December 31, 2016	$2,980	$194,992	$1,551	$7,574	$—	$(189,072)	$18,025
Comprehensive loss:
Net loss for the year	—	—	—	—	—	(31,208)	(31,208)
Other comprehensive loss	—	—	(879)	—	—	—	(879)
Total comprehensive loss for the year	—	—	(879)	—	—	(31,208)	(32,087)
Restricted stock units reserve	—	(49)	—	—	49		—
Exercise of stock awards	79	6,593	—	—	—	—	6,672
Stock-based compensation	—	—	—	6,280	—	—	6,280
Balance at December 31, 2017	$3,059	$201,536	$672	$13,854	$49	$(220,280)	$(1,110)

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

TALEND S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2015	2016	2017
Cash flows from operating activities:
Net loss for the year	$(22,006)	$(24,243)	$(31,208)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	986	1,193	1,527
Amortization of intangible assets	482	314	567
Unrealized (gain) loss foreign exchange	162	(2,486)	1,751
Non-cash finance costs	74	85	—
Stock-based compensation	2,357	2,994	6,280
Income tax for the year	(7)	63	324
Income tax (paid) received	63	(172)	(158)
Changes in operating assets and liabilities:
Trade receivables	(11,865)	(12,545)	(16,533)
Other assets	1,585	(1,524)	(1,747)
Trade and other payables	4,741	6,648	7,178
Provisions	160	277	609
Deferred income	13,289	32,769	29,089
Net cash (used in) from operating activities	(9,979)	3,373	(2,321)
Cash flows from investing activities:
Acquisition of property and equipment	(788)	(1,417)	(2,224)
Cash consideration for business acquisition	—	—	(9,189)
Net cash used in investing activities	(788)	(1,417)	(11,413)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs and underwriters commissions and discounts	—	91,818	—
Proceeds from issuance of ordinary and preferred shares	1,631	926	6,672
Proceeds from borrowings	9,914	2,000	—
Repayment of borrowings	(2,616)	(12,142)	(153)
Prepayment fee under Square 1 loan	—	(267)	—
Net cash from financing activities	8,929	82,335	6,519
Net increase (decrease) in cash and cash equivalents	(1,838)	84,291	(7,215)
Cash and cash equivalents at beginning of the year	9,191	6,930	91,023
Effect of exchange rate changes on cash and cash equivalents	(422)	(198)	3,216
Cash and cash equivalents at end of year	$6,930	$91,023	$87,024

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

1.Corporate information

The Company is incorporated in France with its registered office located at 9, rue Pages, 92150 Suresnes. Information on the Group's structure is provided in Note 22, "Group Information".

Talend's software platform, Talend Data Fabric, integrates data and applications in real-time across modern big data and cloud environments, as well as traditional systems, allowing organizations to develop a unified view of their business and customers.

The accompanying consolidated financial statements of Talend S.A. (the "Company") and its subsidiaries (together, "Talend" or the "Group") were authorized for issue by the board of directors on March 1, 2018.

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

2.Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB") and related interpretations issued by the IFRS Interpretations Committee.

(a)New accounting standard and interpretation applied for the first time in the year ended December 31, 2017

There were no new accounting standards, amendments or interpretations having a significant impact on the financials statements of the Group.

(b)New accounting standards not yet adopted

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which supersedes current revenue recognition requirements. The standard’s core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step model to achieve its core principle: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. In addition, entities must disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative disclosures are also required. The Group has completed its assessment of the potential impact that the implementation of this updated standard will have on its consolidated financial statements. Subscription revenue, which accounted for 83%, 84% and 85% of the Group’s total revenue for the fiscal years ended December 31, 2015, 2016 and 2017, respectively, consists of fees earned from arrangements to provide customers with (i) continuous unspecified future updates, upgrades and technical product support and (ii) the rights to use a commercial version of our software, which includes enterprise-grade features (such as administrative tools used for scheduling, management and monitoring of data integration flows and collaboration across

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

a team of users), either in a cloud-based infrastructure that we provide, or installed within the customer’s own environment. The Group currently recognizes subscription revenue ratably over the subscription period. Under the new standard, the support and maintenance attributes of the subscription arrangement represent a series of performance obligations that are delivered over time, while the software license element of the arrangement represents a separate performance obligation. The Group believes that its subscription revenue meets the criteria for revenue recognition over time and the vast majority will continue to be recognized ratably under the updated standard. The Group does expect that the value associated with the software license element of the arrangement will be recognized upfront, which the Group believes will be minimal, approximately 10%, in comparison to the entire arrangement; the Group offers the substantial majority of functional features for free in the open source version of its software. The Group has also considered the impact of the guidance for contract costs. Under IFRS 15, the Group would be required to capitalize and amortize incremental costs of obtaining a subscription contract, such as sales commission costs. Under the Group’s current accounting policy, sales commission costs are not capitalized but rather recognized as incurred. Under the new standard, the Group will defer a majority of the incremental sales commission costs to obtain the contract and amortize these costs on a straight-line basis over a period of benefit that we have determined to be five years. The Group has adopted the standard on January 1, 2018 on a modified retrospective basis and applied the new standard only to contracts that are not completed contracts at January 1, 2018.

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

In January 2016, the IASB issued the IFRS 16, Leases, which supersedes the existing leases standard, IAS 17, Leases, and related interpretations. The standard introduces a single lessee accounting model. The new lease standard will require companies to bring most leases on-balance sheet, as recognized assets and liabilities. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard. The standard also contains enhanced disclosure requirements for lessees. It is effective for the Group for financial periods beginning on January 1, 2019, though early adoption is permitted and provides alternative approaches to adoption. The Group is assessing the potential impact of IFRS 16 on its consolidated financial statements but it expects that the adoption will result in an increase to non-current assets and non-current liabilities as a result of substantially all operating leases existing as of the adoption date being capitalized along with the associated obligations.

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

3.Summary of significant accounting policies

(a)Principles of consolidation

The consolidated financial statements include the consolidated statements of financial position, statements of operations, comprehensive loss, changes in equity (deficit) and cash flows of the Company and its consolidated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

subsidiaries. Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. From the date that control ceases, these entities are no longer consolidated.

The Group has included the financial results of Restlet SAS in its consolidated financial statements from the date of acquisition on November 8, 2017, which have not been material to date.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intercompany transactions and balances have been eliminated in the consolidation process.

(b)Business combinations

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

(c)Foreign currency

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

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

Main exchange rates used for translation

The main exchange rates used for translation (one unit of each foreign currency converted to USD) are summarized in the following table:

	2015		2016		2017
	Closing rate	Average rate	Closing rate	Average rate	Closing rate	Average rate
Euro (€)	1.0859	1.1095	1.0522	1.1068	1.1998	1.1295
Pound Sterling (£)	1.4745	1.5242	1.2330	1.3551	1.3501	1.2883
Japanese Yen	0.0083	0.0083	0.0086	0.0092	0.0089	0.0089
Chinese Yuan Renminbi (RMB)	0.1540	0.1591	0.1440	0.1505	0.1539	0.1480
Swiss Francs (CHF)	0.9975	1.0371	0.9818	1.0152	1.0263	1.0159
Canadian Dollar (CAD)	0.7225	0.7782	0.7438	0.7549	0.7954	0.7711
Australian Dollar (AUD)	0.7285	0.7456	0.7202	0.7437	0.7802	0.7668
Singapore Dollar (SGD)	0.7058	0.7087	0.6909	0.7244	0.7477	0.7244
Swedish Krona (SEK)	—	—	0.1099	0.1140	0.1219	0.1172
Indian Rupee (INR)	—	—	—	—	0.0157	0.0154

(d)Revenue recognition

The Group primarily derives revenue from two sources:

•subscription revenue which is comprised of direct or indirect sales of subscription-based license agreements for Talend technologies; and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

•related professional services revenue.

The Group recognizes revenue in line with IAS 18, Revenue, when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group, and the stage of completion of the transaction at the end of the reporting period can be measured reliably.

Subscription revenue

A subscription includes a license to use software, access to technical support and rights to fixes and updates of new versions of the software, on a when-and-if available basis, during the term of the subscription. Subscription revenues are recognized ratably over the contract terms beginning with the commencement date of each subscription agreement, and when all other revenue recognition criteria have been satisfied. Subscription-based arrangements generally have a contractual term of one to three years. For both the twelve-month periods ended December 31, 2016 and 2017, new subscription sales had an average pre-billed duration of 1.3 years.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

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

(e)Financial instruments

(i)Non-derivative financial assets

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

(ii)Non-derivative financial liabilities

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

Advances for research and development projects are obtained by BPI France and are reimbursable should the project be successful (see Note 19). These interest free rate advances are initially accounted for a fair value by

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

discounting future cash flows at a market interest rate. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in the consolidated statements of operations.

(iii)Classification of financial instruments within the fair value hierarchy

When measuring the fair value of an asset or a liability, the Group uses observable market data to the extent possible. IFRS 13, Fair Value Measurement, requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•Level 1: quoted prices (unadjusted) in active markets for identical financial assets or liabilities.

•Level 2: inputs other than quoted prices in active markets, that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•Level 3: inputs that are not based on observable market data.

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

(f)Share capital

Preferred shares

The Company’s preferred shares were classified as equity as they were non-redeemable, convertible into a fixed number of ordinary shares, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Company’s shareholders.

All preferred shares were converted into ordinary shares upon the closing of the Company’s IPO in August 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

Ordinary shares

Ordinary shares are classified as equity.

Equity transaction costs

Incremental and external costs directly attributable to the equity transactions are accounted for as a deduction from equity, net of tax effect, in accordance with paragraphs 35 and 37 of IAS 32, Financial Instruments: Presentation.

(g)Property and equipment

(i)Recognition and measurement

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

The estimated useful lives for each asset class are as follows:

•leasehold improvements: remainder of lease term

•computer equipment: 3 years

•fixtures and fittings: 3 to 10 years

Depreciation methods, useful lives and residual values are reviewed at each year-end and adjusted if appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

(h)Intangible assets

Intangible assets include acquired customer relationships and acquired developed technology.

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

(i)Customer relationships

Customer relationships generate business revenue that will likely be repeated by the acquired customers. The customer relationships are amortized over the expected useful life of such relationships.

The initial valuation methodology used is the cost approach, which is based on the amount that currently would be required to replace the service capacity of an asset, often referred to as current replacement cost. The value associated with the acquired customers was based on the estimated cost associated with recreating the customer base from the beginning.

(ii)Acquired developed technology

Developed technology includes a web application programming interface platform using proprietary software. The initial valuation methodology used is the cost approach, which is based on the amount that currently would be required to replace the service capacity of an asset, often referred to as current replacement cost. The value associated with the acquired developed technology was based on the estimated cost associated with recreating the developed technology from the beginning.

Amounts related to in-process research and development are also on the balance sheet.

(iii)Amortization

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

The estimated useful lives for each intangible asset class are as follows:

Customer relationships	1	year
Acquired developed technology	5	years

Amortization methods, useful lives and residual values are reviewed at each year end and adjusted if appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

(i)Impairment

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

The recoverable amount of the CGU as at December 31, 2016 and 2017 was estimated based on the market capitalization of the Company, which is significantly higher than the carrying amount.

(j)Employee benefits

(i)Defined contribution plan

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

model requires the estimation of a number of variables, including, the expected volatility, expected term, risk-free interest rate and dividend yield.

The estimation of share awards that will ultimately vest requires judgment, especially awards with non-market performance conditions, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period the estimates are revised. Actual results, and future changes in estimates, may differ substantially from current estimates.

If an equity-settled award is cancelled, as a result of forfeiture when the vesting conditions are not satisfied, it is treated as if it had been forfeited on the date of cancellation, and any expense previously recognized for unvested shares is immediately reversed.

(k)Provisions

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

(l)Government grants and other government assistance

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

The Research Tax Credit (Crédit d'Impôt Recherche, or "CIR") is a French tax incentive to stimulate research and development conducted in France. Entities that demonstrate that their research expenditures meet the required CIR criteria are able to offset the income tax to be paid. If taxes due are not sufficient to cover the full amount of tax credit at the end of the three year period, the difference is repaid in cash to the entity by the authorities. The CIR is calculated based on the claimed volume of eligible research and development expenditures. The CIR is accounted for as a government grant per IAS 20 and as a result, is deducted from research and development expenses in the consolidated statements of operations.

(m)Finance income and finance costs

Finance income and finance costs mainly include:

•interest income recognized in the consolidated statements of operations, using the effective interest method;

•Interest expense on borrowings that are recognized in the consolidated statements of operations, using the effective interest method; and

•net foreign exchange gains and losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

(n)Income tax

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

(o)Research and development expenses

Research and development expenses include all direct costs, primarily headcount costs for Group personnel and outside consultants, related to the development of new software products and significant updates and enhancements to existing software products. Research costs are expensed as incurred.

Amortization expense of acquired developed technology is also included in research and development expense.

Costs incurred from development of computer software are capitalized only when all the following criteria are met:

•technical feasibility necessary for the completion of the development project;

•intention to complete the project and use or sell it;

•ability to use or sell the intangible asset;

•future economic benefits are probable;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

•technical and financial resources are available to complete the project; and

•expenditures attributable to the project can be measured reliably.

The Group has assessed the conditions for recognition of an internally generated asset from software development activities and concluded that up to now all criteria were not fulfilled; therefore, no research and development costs have been capitalized.

(p)Off-balance sheet arrangements

The company has no off balance sheet arrangements other than those disclosed as operating leases in Note 20, "Commitments and Contingencies".

4.Critical accounting estimates and judgments

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

The most significant areas that require management judgment and estimates relate to:

1.recognition of revenue;

2.valuation and recognition of acquired intangible assets as part of business combinations;

3.measurement of share-based compensation;

4.capitalization of research and development costs, and;

5.recognition of deferred tax assets.

The accounting policies for these areas are discussed elsewhere in these Consolidated Financial Statements.

5.Financial risk management

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

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

Given that a significant proportion of revenue and costs are matched at a local level in local currency, management did not consider the risk in 2017 or prior comparative periods to be significant. If there was a mismatch of these costs and revenue within any particular currency and if there was a significant strengthening or weakening of one of the primary currencies in which the Group operates, there is a reporting and currency risk that would need to be mitigated with transfer of cash deposits between countries.

The effect of a hypothetical 10% change in the Euro exchange rates applicable to our business would have had an approximate impact on our net loss of $0.7 million for the year ended December 31, 2015, $0.7 million for the year ended December 31, 2016 and $2.4 million for the year ended December 31, 2017. We have not entered into derivatives or hedging transactions as our exposure to foreign currency exchange rates has not been material to our historical operating results, but we may do so in the future if our exposure to foreign currency should become more significant.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers.

The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. At December 31, 2016 and 2017, the top ten customers collectively accounted for 19% and 16%, respectively, of the Group trade receivables. The solvency of these major customers and the diversity of the other smaller customers help limit credit risk.

The Group does not consider that any of its customers or geographic areas present a significant risk of non-collection that could materially impact the financial position of the Group as a whole.

The Group primarily places its cash and cash equivalents with high-credit quality financial institutions.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant. The Group evaluated its liquidity risk based on its cash inflows and outflows for the next 12 months and concluded it to be low, as the Group has sufficient cash as of December 31, 2017 to meet its short-term and long-term cash outflows. The Group's long-term commitments under operating leases, representing its undiscounted future cash outflows, are disclosed in Note 20, "Commitments and Contingencies".

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

The following tables present the Group's financial liabilities based on their contractual maturities (amounts disclosed in the tables are the contractual, undiscounted cash flows):

	One year	One to five
	or less	years	Total
	(in thousands)
As of December 31, 2017
Trade and other payables	$30,562	$—	$30,562
Borrowings	1,188	7	1,195
	$31,750	$7	$31,757

	One year	One to five
	or less	years	Total
	(in thousands)
As of December 31, 2016
Trade and other payables	$21,270	$—	$21,270
Borrowings	143	6	149
	$21,413	$6	$21,419

6.Revenues by geographic region

The following table sets forth the Group's total revenue by region for the periods indicated. The revenues by geographic region were determined based on the country where the sale took place.

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Americas	$33,602	$47,188	$70,671
EMEA	40,201	55,422	71,015
Asia Pacific	2,157	3,374	6,909
	$75,960	$105,984	$148,595

Total revenues from Talend S.A., the Group’s French parent company, totaled $14.9 million, $20.1 million and $31.0 million for the years ended December 31, 2015, 2016 and 2017, respectively.

Revenues from the Company’s country of domicile, based on sales that took place in France, totaled $15.1 million, $20.1 million and $25.1 million for the years ended December 31 2015, 2016 and 2017, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

7.Expenses by nature

Results from operating activities included the following expenses (in thousands):

	Year Ended December 31,
	2015	2016	2017
Depreciation:
Computer equipment	$519	$649	$887
Fixtures and fittings	131	119	141
Leasehold improvements	336	425	484
Total depreciation	986	1,193	1,512
Amortization:
Customer relationships	182	182	217
Developed technology	167	—	213
IPR&D technology	133	132	135
Total amortization	$482	$314	$565
Total depreciation and amortization	$1,468	$1,507	$2,077

Employee benefits expense:
Salaries and wages	$36,816	$52,057	$70,432
Variable compensation	14,041	18,770	20,124
Payroll taxes	8,830	11,291	15,122
Share-based payment expense	2,357	2,994	6,280
Defined contribution plan expense	809	1,550	2,097
Total employee benefits expense	$62,853	$86,662	$114,055

8.Finance income and finance expense

	Year Ended December 31,
	2015	2016	2017
Finance income
Interest income on bank deposits	$17	$70	$413
Gain on financial security	4	117	288
Net foreign exchange gain	—	2,416	—
Finance income	$21	$2,603	$701

Finance costs
Interest expense on loans	(295)	(791)	(2)
Net foreign exchange loss	(294)	—	(2,846)
Finance expense	$(589)	$(791)	$(2,848)
Net finance income (loss)	$(568)	$1,812	$(2,147)

Interest paid during the years ended December 31, 2015, 2016 and 2017 were $0.2 million, $0.6 million and less than two thousand dollars, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

9.Income tax

The major components of income tax expense for the years ended December 31, 2015, 2016 and 2017 are as follows (in thousands):

	Year Ended December 31,
	2015	2016	2017
Current income tax:
Current income tax charge	$(42)	$(60)	$(301)
Adjustment for prior year	49	(3)	(23)
Income tax (expense) benefit	$7	$(63)	$(324)

The following table provides a reconciliation of the income tax expense calculated at the French statutory tax rate to the income tax expense (in thousands).

	Year Ended December 31,
	2015	2016	2017
Loss before income tax expense	$(22,013)	$(24,180)	$(30,884)
At France’s statutory income tax rate of 33.33% plus 1.1% surcharge in fiscal 2015, 2016 and 2017	7,579	8,325	10,633
Effect of different tax rates of subsidiaries operating in countries other than France	(455)	(105)	2,154
Non-deductible expenses	(852)	(428)	231
Effective change in tax rates	(33)	(6,428)	(13,056)
Stock-based compensation	—	(688)	1,741
Deferred tax assets not recognized	(6,310)	(802)	(2,261)
Other items, net	78	63	234
Income tax (expense) benefit	$7	$(63)	$(324)

In fiscal years 2015 and 2016, the stock-based compensation expense reconciling amounts were previously included in “non-deductible expenses” totaling zero and $0.7 million, respectively.

At December 31, 2016 and 2017 the Group had the following deferred tax assets (in thousands):

	Year Ended December 31,
	2016	2017
Recognized deferred tax liability	$—	$(2,192)
Recognized deferred tax asset	—	2,192
Unrecognized deferred tax assets	49,959	62,808
Total deferred tax assets	$49,959	$62,808

	Year Ended December 31,
	2016	2017
Tax losses	$41,766	$53,514
Other temporary differences	8,193	9,294
Total deferred tax assets	$49,959	$62,808

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

Deferred tax assets have not been recognized for the above temporary differences since the Group has been in a loss position for the past three years and it is not probable that the Group will generate future taxable income in the near term against which to utilize the temporary differences.

Gross tax losses expire as follows (in thousands):

	Year Ended December 31,
	2016	2017
From 1 to 5 years	$580	$87
Thereafter	8,654	23,822
Indefinite	130,553	180,574
Total gross tax losses	$139,787	$204,483

10.Property and equipment

Property and equipment as of December 31, 2017 included the following (in thousands):

	Computer	Fixtures and	Leasehold
Cost	Equipment	Fittings	Improvements	Total
Balance at January 1, 2017	$3,645	$974	$2,040	$6,659
Additions	1,698	213	407	2,318
Disposals	(267)	(22)	(20)	(309)
Effect of change in exchange rates	237	62	157	456
Balance at December 31, 2017	5,313	1,227	2,584	9,124
Depreciation
Balance at January 1, 2017	2,607	564	945	4,116
Depreciation expense	887	141	484	1,512
Disposals	(267)	(22)	(20)	(309)
Effect of change in exchange rates	157	97	78	332
Balance at December 31, 2017	$3,384	$780	$1,487	$5,651
Carrying amount at December 31, 2017	$1,929	$447	$1,097	$3,473

Property and equipment as of December 31, 2016 included the following (in thousands):

	Computer	Fixtures and	Leasehold
Cost	Equipment	Fittings	Improvements	Total
Balance at January 1, 2016	$2,898	$903	$1,687	$5,488
Additions	849	127	441	1,417
Disposals	—	(25)	(9)	(34)
Effect of change in exchange rates	(102)	(31)	(79)	(212)
Balance at December 31, 2016	3,645	974	2,040	6,659
Depreciation
Balance at January 1, 2016	2,091	437	563	3,091
Depreciation expense	649	119	425	1,193
Disposals	—	(25)	(9)	(34)
Effect of change in exchange rates	(133)	33	(34)	(134)
Balance at December 31, 2016	$2,607	$564	$945	$4,116
Carrying amount at December 31, 2016	$1,038	$410	$1,095	$2,543

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

11.Goodwill and intangible assets

Goodwill

Goodwill consisted of the following (in thousands):

	As of December 31,
Cost	2016	2017
Balance at beginning of period	$3,005	$2,912
Additions	—	2,876
Effect of change in exchange rates	(93)	408
Balance at end of period	$2,912	$6,196

The additions to goodwill relate to the purchase of Restlet SAS (See Note 14).

Intangible assets

Intangible assets as of December 31, 2017 included the following (in thousands):

	Customer	Developed	IPR&D
Cost	relationships	technology	technology	Total
Balance at January 1, 2017	$1,384	$1,621	$880	$3,885
Additions [1]	216	7,319	—	7,535
Disposals	—	(51)	—	(51)
Effect of change in exchange rates	193	225	123	541
Balance at December 31, 2017	1,793	9,114	1,003	11,910
Amortization
Balance at January 1, 2017	1,053	1,621	702	3,376
Amortization expense	217	213	62	492
Disposals	—	(51)	—	(51)
Effect of change in exchange rates	157	229	179	565
Balance at December 31, 2017	$1,427	$2,012	$943	$4,382
Carrying amount at December 31, 2017	$366	$7,102	$60	$7,528
[1] Additions are all related to the acquisition of Restlet SAS (See Note 14)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

Intangible assets as of December 31, 2016, included the following (in thousands):

	Customer	Developed	IPR&D
Cost	relationships	technology	technology	Total
Balance at January 1, 2016	$1,428	$1,690	$908	$4,026
Disposals	—	(17)	—	(17)
Effect of change in exchange rates	(44)	(52)	(28)	(124)
Balance at December 31, 2016	1,384	1,621	880	3,885
Amortization
Balance at January 1, 2016	907	1,690	595	3,192
Amortization expense	182	—	132	314
Disposals	—	(17)	—	(17)
Effect of change in exchange rates	(36)	(52)	(25)	(113)
Balance at December 31, 2016	$1,053	$1,621	$702	$3,376
Carrying amount at December 31, 2016	$331	$—	$178	$509

12.Trade receivables

The Group's trade receivables consisted of the following (in thousands):

	As of December 31,
	2016	2017
Trade receivables	$38,680	$58,538
Less: Allowance for doubtful accounts	(664)	(1,409)
Trade receivable, net	$38,016	$57,129

The movements in the allowance for doubtful accounts of receivables were as follows (in thousands):

	As of December 31,
	2015	2016	2017
Balance at beginning of year	$134	$503	$664
Charge for the year	378	173	674
Write-off of receivable	—	—	—
Effect of change in exchange rates	(9)	(12)	71
	$503	$664	$1,409

As of December 31, 2016 and 2017, the aging analysis of net trade receivables that were not impaired is as follows (in thousands):

		Neither past due
	Total	nor impaired	Past due but not impaired
			< 30 days	30 - 90 days	> 90 days
At December 31, 2017	57,129	52,096	3,926	972	135
At December 31, 2016	38,016	34,352	2,710	899	55

At December 31, 2016 and 2017 the past due balances totaled 10% and 9%, respectively, of the total net trade receivable (net of allowance for doubtful accounts). The related balances are not considered to be impaired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

13.Other balance sheet accounts

Cash and cash equivalents

Cash and cash equivalents consisted of the following (in thousands):

	As of December 31,
	2016	2017
Cash at banks	$21,496	$36,099
Cash equivalents	69,527	50,925
Total cash and cash equivalents	$91,023	$87,024

At December 31, 2017, cash equivalents consist of money market securities. At December 31, 2017, the total cash and cash equivalents denominated in currencies other than the U.S. Dollar amount to $42.8 million, mainly denominated in Euros totaling $23.7 million.

Other current and non-current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of December 31,
	2016	2017
Royalties	$490	$747
Software subscriptions	1,414	1,699
Research tax credit	804	1,023
Unbilled revenue	244	782
Prepaid rent	41	27
Prepaid insurance	510	477
Prepaid sales and marketing events	1,191	504
Other assets	1,865	3,052
Total other current assets	$6,559	$8,311

Other assets primarily relate to loans and advances to employees and various deposits.

Other non-current assets consisted of the following (in thousands):

	As of December 31,
	2016	2017
Research tax credit	$2,684	$2,002
Deposits	299	845
Royalties	90	197
Other non-current assets	16	93
Total other non-current assets	$3,089	$3,137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

Trade and other payables

Trade and other payables consisted of the following (in thousands):

	As of December 31,
	2016	2017
Trade payables	$4,009	$4,203
Employee related and social debts	10,379	14,670
VAT payable	3,446	4,873
Other taxes	524	455
Other current liabilities	2,912	6,361
Trade and other payables	$21,270	$30,562

Other current liabilities primarily relate to trade accruals.

Provisions

Provisions consisted of the following (in thousands):

	Employee	Post-employment
	litigation	benefits	Total
Balance at January 1, 2016	$536	$272	$808
Provisions made during the year	387	281	668
Amounts used during the year	(164)	—	(164)
Balance at December 31, 2016	$759	$553	$1,312
Provisions made during the period	1,891	234	2,125
Amounts used during the period	(613)	—	(613)
Amounts reversed during the period	(892)	—	(892)
Balance at December 31, 2017	$1,145	$787	$1,932

The provision balance includes severance provisions and estimated legal expenses for disputes with former employees as well as post-employment benefits for the lump sum retirement indemnity required to be paid to French employees.

The French post-employment benefits provision has been estimated at December 31, 2017 using a 1.31% discount rate, a 3.0% future salary growth as well as turnover assumptions depending on seniority and mortality tables based on published statistics. There are no plan assets associated with the French post-employment benefit provision.

Deferred revenue

At December 31, 2016 and 2017, deferred revenue associated with subscriptions accounted for $98.7. million and $134.6 million, respectively, of the total deferred revenue balance of $103.9 million and $140.2 million, respectively. The remaining amount of deferred revenue relates to professional services.

14. Business combinations

On November 8, 2017, the Company acquired all of the outstanding shares of Restlet SAS (“Restlet”), a cloud-based Application Programming Interface (“API”) design and testing platform, for a purchase price of €8.6 million ($10.2 million) consisting of cash and the fair value of debt assumed. The Company acquired Restlet’s Web API to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

complement its existing ability to integrate, transform, govern, and share enterprise data. With the Restlet platform, the Company makes it easier for customers to take an API-first design approach to monetizing and securely sharing information in real-time with clients and business partners. The Group has included the financial results of Restlet in its consolidated financial statements from the date of acquisition, which have not been material to date.

The total purchase price consideration for Restlet of €8.6 million ($10.2 million), consisted of €7.7 million ($9.0 million) in cash and €1.0 million ($1.2 million) for the fair value of debt assumed.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the date of acquisition (in thousands):

Fair Value
Other current assets	$55
Property and equipment, net	32
Intangible assets	7,535
Goodwill	2,876
Trade and other payables	(299)
Deferred revenue	(28)
Net assets acquired	$10,171
Net debt assumed	(1,188)
Total consideration transferred [1]	$8,983

1 The difference between the cash flow statement amount for cash consideration for business acquisitions of $9.2 million and the total consideration transferred per the table of $9.0 million, is due to applying different foreign currency rates at the time of payment versus when the initial balance sheet amounts were recorded on Talend’s books.

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities when integrating Restlet’s API platform into Group’s platforms. The goodwill balance is not deductible for income tax purposes. The fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets were based on management’s estimates and assumptions. The Group’s purchase price allocation is preliminary and subject to revision as additional information about fair value of assets and liabilities becomes available. If additional information is obtained up to one year from the acquisition date regarding facts and circumstances that existed as of the acquisition date, the estimated fair values of assets acquired and liabilities assumed will be updated accordingly.

The deferred tax liabilities that would be established, primarily resulting from the difference in the book basis and tax basis related to the identifiable intangible assets, is fully offset by the deferred tax assets on existing net operating losses.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition.

	Fair Value	Useful Life (Years)
Developed technology	$7,319	5
Customer relationships	216	1
Total intangible assets subject to amortization	$7,535

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

15.1-for-8 reverse share split

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

16.Share capital and reserves

(a)Movements in the periods presented

Ordinary and preferred share data as well as nominal value and subscription prices per share included in these financial statements have been adjusted to reflect the 1-for-8 reverse share split that is effective on June 18, 2016. The Company has rounded down for any fractional shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

The following table presents (in thousands) the movement in ordinary shares and non-redeemable convertible preferred shares:

		Preferred	Preferred	Shares	Preferred	Preferred	Shares	Preferred	Preferred	Preferred	Total
	Ordinary	Shares	Shares	Series C	Shares	Shares	Series E	Shares	Shares	Shares	Preferred
	Shares	Series B	Series C	Prime	Series D	Series E	Prime	Series F	Series G	Series H	Shares
Balance at January 1, 2015	3,713	1,365	1,375	463	3,409	1,660	254	6,808	1,431	1,751	18,516
Issue of shares under exercise of share warrants	—	—	—	—	—	—	—	—	111	—	111
Issue of preferred shares to executives	—	—	—	—	—	—	—	—	—	105	105
Issue of shares to executives	157	—	—	—	—	—	—	—	—	—	—
Exercise of stock awards	35	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2015	3,905	1,365	1,375	463	3,409	1,660	254	6,808	1,542	1,856	18,732
Issue of shares from initial public offering	5,707	—	—	—	—	—	—	—	—	—	—
Conversion of preferred shares to ordinary at closing of IPO	18,732	(1,365)	(1,375)	(463)	(3,409)	(1,660)	(254)	(6,808)	(1,542)	(1,856)	(18,732)
Exercise of stock awards	213	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2016	28,557	—	—	—	—	—	—	—	—	—	—
Exercise of stock awards	883	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2017	29,440	—	—	—	—	—	—	—	—	—	—

At December 31, 2017, there were 29,439,767 ordinary shares outstanding, each with a nominal value of €0.08.

In 2015, 2016 and 2017, the Company's board of directors acknowledged increases in share capital as a result of the issuance of 34,529,  212,775, and 882,614 ordinary shares, respectively, upon the exercise of share options, employee warrants (BSPCE) and warrants (BSA) classified as share-based payments (See Note 16), representing a total amount of €0.2 million for 2015, €0.8 million for 2016, and €5.6 million for 2017 (share premium included).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

In June 2015, the Company's board of directors acknowledged an increase of the share capital by a nominal value of €8,888 as a result of the issuance at nominal value of 111,111 Series G preferred shares upon the exercise of BSA warrants.

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

On March 16, 2017, the Company closed a follow-on public offering of 3,783,111 ordinary shares sold by existing shareholders, including 493,449 shares sold upon full exercise of the underwriters’ option to purchase additional ordinary shares, at a price to the public of $28.50 per share. The Company did not receive any proceeds from the sale of the ordinary shares. The offering expenses incurred by the Company were $0.7 million and are recorded as general and administrative expenses.

On November 17, 2017, the Company closed a follow-on public offering of 2,750,000 ordinary shares sold by existing shareholders at a price to the public of $40.00 per share. The company did not receive any proceeds from the sale of the ordinary shares. The offering expenses incurred by the Company were $0.7 million and recorded as general and administrative expense.

(b)Ordinary shares

Shares have a nominal value of €0.08 (after the effect of a 1-for-8 reverse share split was approved at the Talend S.A. General Meeting of Shareholders on June 1, 2016 and effective on June 18, 2016). Each ordinary share is entitled to one vote.

(c)Other reserves

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

In 2017, the Company’s board of directors, acting upon delegation of the shareholders' meeting held on June 1, 2016 and upon the delegation of the shareholders’ meeting held on June 6, 2017, granted restricted stock units or free shares (actions gratuites, under French law), to employees and officers of the Group. The Company created a specific restricted reserve account in connection with the issuance of granted restricted stock units or free shares equal to €40,696. Upon vesting of each of the restricted stock units or frees share pursuant to the 2016 Free Share Plan, a new share of the Company will be issued to the relevant beneficiary and, simultaneously, an amount equal to €0.08 euro will

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

be withdrawn from the above reserve to increase the share capital of the Company.

(d)Preferred shares

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

17.Stock-based payment plans

The board of directors adopted the 2017 Stock Option Plan, or the 2017 Plan, the 2016 Stock Option Plan, the 2015 Stock Option Plan, the 2014 Stock Option Plan, the 2013 Stock Option Plan, the 2012 Stock Option Plan, the 2011 Stock Option Plan and the 2010 Stock Option Plan (collectively, the "Stock Option Plans"). The Company grants share-based awards under the current plan, the 2017 Plan, which was adopted by the Company’s board of directors on April 20, 2017 and approved by its shareholders at a meeting held on June 6, 2017. On May 3, 2017, the board of directors also adopted the 2016 Free Share Plan from which the Company grants Restricted Stock Units (RSU).

Prior to the approval of the 2017 Stock Option Plan, the Company granted stock-options, employee warrants (BSPCE) and warrants (BSA) under the 2016 Stock Option Plan, or 2016 Plan, which was adopted by the Company’s board of directors on May 13, 2016 and approved by its shareholders at a meeting held on June 1, 2016. The 2016 Plan was amended by the Company’s board of directors on June 27, 2016; the amendment removed any right of acceleration of the employee stock options in case of a liquidity event, like the IPO.

As a result of the 1-for-8 reverse share split, effective on June 18, 2016, the conversion rate of the Company's stock options, employee warrants (BSPCE) and warrants (BSA) is adjusted for periods up to this date to reflect a 1-for-8 conversion rate (see Note 15).

The following table illustrates the number of options and warrants outstanding and weighted-average exercise prices ("WAEP") of share options and warrants with an 8-for-1 conversion rate during the period (in thousands, except WAEP):

	Number of	Number of employee	Number of	WAEP per option/
	stock options	BSPCE warrants	BSA warrants	warrant
Balance at January 1, 2015	12,575	4,060	330	$0.65
Granted during the year	5,831	471	—	1.23
Forfeited during the year	(1,545)	(392)	—	0.67
Exercised during the year	(73)	(203)	—	0.30
Balance at December 31, 2015	16,788	3,936	330	$0.82
Granted during the year	1,934	289	300	1.52
Forfeited during the year	(976)	(193)	—	1.35
Exercised during the year	(968)	(404)	(330)	0.45
Balance at December 31, 2016	16,778	3,628	300	$0.88
Granted during the period	—	—	—	—
Exercised during the period	(4,876)	(1,752)	—	0.87
Forfeited during the period	(363)	(104)	—	1.48
Balance at December 31, 2017	11,539	1,772	300	$1.05

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

Subsequent to June 18, 2016, the Company granted stock options, employee warrants (BSPCE) and warrants (BSA) granted on a 1-for-1 basis, whereby holders of these stock awards will exercise 1 option or warrant for 1 of the Company’s ordinary shares.

The following table illustrates the number of stock options and warrants outstanding and WAEP of stock options and warrants with a 1-for-1 conversion rate (in thousands, except WAEP):

	Number of	Number of employee	Number of	WAEP per option/
	stock options	BSPCE warrants	BSA warrants	warrant
Balance at January 1, 2016	—	—	—	$—
Granted during the period	735	94	18	16.64
Exercised during the period	—	—	—	—
Forfeited during the period	(4)	(1)	—	15.85
Balance at December 31, 2016	731	93	18	$16.64
Granted during the period	203	41	32	30.43
Exercised during the period	(51)	(3)	—	18.59
Forfeited during the period	(43)	(10)	—	22.02
Balance at December 31, 2017	840	121	50	$21.97

The weighted-average remaining contractual life for stock options and warrants outstanding as of December 31, 2015, 2016 and 2017, was 7.9 years, 7.7 years and 7.4 years, respectively.

At December 31, 2016 and 2017, there were a total number of stock options, employee warrants (BSPCE) and warrants (BSA) available for grant under the Company's share pool reserve of 1,457,910 and 1,698,735 options, respectively.

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

(a)Stock options

The board of directors has approved Stock Option Plans for the granting of stock options to employees outside of France. The terms of the Stock Option Plans are substantially the same and at this time new share option grants may only be made pursuant to the 2017 Plan. Stock options may be granted to any individual employed by the Group.

In addition, under French law, the maximum number of shares issuable upon exercise of outstanding employee stock options may not exceed one-third of the outstanding share capital on a non-diluted basis as at the date of grant. As of December 31, 2017, 8,829,861 stock options exercisable for an aggregate of 1,223,507 ordinary shares, at a weighted average exercise price of $1.17 per option were outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

The following table summarizes information about stock options outstanding at December 31, 2017 with an 8-for-1 conversion rate (in thousands, except exercise price per option and per option fair value):

Date of board of
directors meeting	Exercise price	Number of stock	Number	Grant date fair
authorizing grant	per option	options outstanding	exercisable	value per option
June 11, 2010	$0.46	16	16	$0.06
November 9, 2010	$0.24	—	—	$0.10
February 16, 2011	$0.24	72	72	$0.10
June 29, 2011	$0.24	8	8	$0.10
April 25, 2012	$0.55	484	484	$0.03
April 30, 2012	$0.55	121	121	$0.03
September 21, 2012	$0.62	205	205	$0.03
February 1, 2013	$0.62	33	33	$0.02
June 12, 2013	$0.62	129	129	$0.02
December 17, 2013	$0.62	4,788	4,790	$0.02
April 24, 2014	$0.62	303	189	$0.44
October 24, 2014	$1.15	346	247	$0.44
December 18, 2014	$1.15	724	501	$0.44
February 6, 2015	$1.15	1,629	757	$0.44
April 24, 2015	$1.29	386	200	$0.44
July 23, 2015	$1.34	630	369	$0.45
October 20, 2015	$1.34	500	122	$0.45
February 4, 2016	$1.57	785	318	$0.51
April 15, 2016	$1.66	380	132	$0.58
		11,539	8,693

The following table summarizes information about stock options outstanding at December 31, 2017 with a 1-for-1 conversion rate (in thousands, except exercise price per option and per option fair value):

Date of board of
directors meeting	Exercise price	Number of share	Number	Grant date fair
authorizing grant	per option	options outstanding	exercisable	value per option
July 8, 2016	$16.23	544	105	$5.42
August 24, 2016	$29.67	12	3	$11.47
November 3, 2016	$22.31	44	8	$8.59
December 2, 2016	$22.77	40	10	$8.04
February 3, 2017	$22.85	129	11	$9.47
May 3, 2017	$30.87	37	—	$11.39
July 28, 2017	$38.37	33	—	$13.47
October 31,2017	$40.87	1	—	$14.52
		840	137

(b)Employee warrants (BSPCE)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

As of December 31, 2017, 1,312,518 employee warrants (BSPCE) exercisable for an aggregate of 187,555 ordinary shares, at a weighted average exercise price of $1.44 per warrant were outstanding.

The following table summarizes information about employee warrants (BSPCE) outstanding at December 31, 2017 with an 8-for-1 conversion rate (in thousands, except exercise price per warrant and per warrant fair value):

Date of board of		Number of
directors meeting	Exercise price	employee warrants	Number	Grant date fair
authorizing grant	per warrant	outstanding	exercisable	value per warrant
June 30, 2008	$0.29	38	38	$0.01
November 5, 2009	$0.38	—	—	$0.06
June 11, 2010	$0.46	84	84	$0.06
February 16, 2011	$0.46	44	44	$0.10
April 25, 2012	$0.55	—	—	$0.03
April 30, 2012	$0.55	96	96	$0.03
September 21, 2012	$0.62	172	172	$0.03
October 24, 2014	$1.15	360	270	$0.44
December 18, 2014	$1.15	507	360	$0.44
February 6, 2015	$1.15	2	1	$0.44
April 24, 2015	$1.29	217	130	$0.44
July 23, 2015	$1.34	6	4	$0.45
October 20, 2015	$1.34	9	5	$0.45
February 4, 2016	$1.57	48	18	$0.51
April 15, 2016	$1.66	189	64	$0.58
		1,772	1,286

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

The following table summarizes information about employee warrants (BSPCE) outstanding at December 31, 2017 with a 1-for-1 conversion rate (in thousands, except exercise price per warrant and per warrant fair value):

Date of board of		Number of
directors meeting	Exercise price	employee warrants	Number	Grant date fair
authorizing grant	per warrant	outstanding	exercisable	value per warrant
July 8, 2016	$16.23	71	21	$5.42
August 24, 2016	$29.67	6	2	$11.47
November 3, 2016	$22.31	5	2	$8.59
February 3, 2017	$22.85	11	2	$9.47
May 3, 2017	$30.87	17	—	$11.39
July 28, 2017	$38.37	9	—	$13.47
October 31, 2017	$40.87	2	—	$14.52
		121	27

(c)Restricted Stock Units (RSU)

For the first time, in the second quarter of 2017, the Company granted restricted stock units (“RSU”) to certain employees and officers under the 2016 Plan. Restricted stock units vest upon either a performance-based or only a service-based criteria.

Performance-based RSU’s vest based on the satisfaction of specific non-market performance criteria and a four-year service period. At each vesting date, the holder of the award is issued shares of the Company’s ordinary shares. Compensation expense from these awards is equal to the fair market value of the Company’s ordinary shares on the date of grant and is recognized over the remaining service period based on the probable outcome of achievement of the financial metrics used in the specific grant's performance criteria. Management’s estimate of the number of shares expected to vest is based on the anticipated achievement of the specified non-market performance criteria, which are assessed at each reporting period. Performance-based restricted stock units are typically granted such that they vest upon the achievement of certain software subscription sales targets, during a specified performance period and the completion of a four year service period.

In general, service-based RSU’s vest over a four-year period, with 50% on the two year anniversary of the grant and equal quarterly installments thereafter.

In the second quarter of 2017, the Company granted a total of 279,381 performance-based RSU’s, with a grant date fair value of $30.87 per RSU, to certain executive officers. See Note 23 for subsequent events that impacted these performance-based RSU’s.

In the second quarter of 2017, the Company granted a total of 269,450 service-based restricted stock units, with a grant date fair value of $30.87 per RSU, to certain employees and executive officers.

In the third quarter of 2017, the Company granted a total of 24,450 service-based restricted stock units, with a grant date fair value of $38.37 per RSU, to certain employees and executive officers.

In the fourth quarter of 2017, the Company granted a total of 228,950 service-based restricted stock units, with a weighted-average grant date fair value of $41.62 per RSU, to certain employees and executive officers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

	Service-based	Performance-based	Weighted-average
	RSUs	RSUs	grant date fair value
Unvested balance at January 1, 2017	—	—	$—
Granted during the period	523	279	36.73
Vested during the period	—	—	—
Forfeited during the period	(14)	(279)	34.05
Balance at December 31, 2017	509	—	$33.10

(d)Warrants (BSA)

The Company's board of directors has granted warrants (otherwise known as "bons de souscription d'actions" or "warrants (BSA)") to Company directors. In addition to any exercise price payable by a holder upon the exercise of any warrants (BSA), pursuant to the relevant shareholders' delegation to the board, such warrants need to be subscribed for at a price at least equal to 5% of the exercise price which represents the fair market value of the underlying ordinary shares at grant date.

In the first quarter of 2016, the Company’s board of directors granted 300,000 warrants (BSA), with a 1-for-8 conversion rate representing 37,500 potential ordinary shares to a board member, with an exercise price of $1.56 and grant date fair value of $0.65 per warrant. The warrants (BSA) vest annually over a three-year period and at December 31, 2017, 200,000 warrants (BSA) are exercisable, with a 1-for-8 conversion rate representing 25,000 potential ordinary shares.

In the fourth quarter of 2016, the Company’s board of directors granted 17,632 warrants (BSA), with a 1-for-1 conversion rate, with an exercise price of $26.04 and grant date fair value of $9.72 per warrant. The warrants (BSA) vest quarterly over a one-year period and at December 31, 2017, 17,632 warrants (BSA) are exercisable.

In the first quarter of 2017, the Company’s board of directors granted 5,058 warrants (BSA), with a 1-for-1 conversion rate, with an exercise price of $22.99 and grant date fair value of $9.43 per warrant. The warrants (BSA) vest from the date of grant to the June 6, 2017 shareholder meeting. At December 31, 2017, all 5,058 warrants (BSA) are exercisable.

In the second quarter of 2017, the Company’s board of directors granted 22,320 warrants (BSA), with a 1-for-1 conversion, with an exercise price of $30.87 and grant date fair value of $11.46 per warrant. The warrants (BSA) vest quarterly over a one-year period and at December 31, 2017, 11,160 warrants (BSA) are exercisable.

In the third quarter of 2017, the Company’s board of directors granted 4,790 warrants (BSA), with a 1-for-1 conversion, with an exercise price of $38.37 and grant date fair value of $13.47 per warrant. The warrants (BSA) vest quarterly over a one-year period and at December 31, 2017, 1,197 warrants (BSA) are exercisable.

(e)Restricted shares

The Company entered into agreements with certain current executives of the Company, which allowed the executives to purchase ordinary shares at the nominal price of €0.08. The shares are restricted in that the Company has the right to repurchase the shares back from the executives and cancel such shares during a four year vesting period in which the executives have service conditions to meet. The Company is able to repurchase the shares from the executives at the nominal price of €0.08 during a vesting period. The Company's right to repurchase the shares lapses over a four year period, with 25% on the one year anniversary of the grant and either monthly or 1/16th on a quarterly basis thereafter. In June 2015, the Company issued of 110,281 ordinary shares at par value (€0.08 per share) representing a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

total subscription amount equal to eight thousand Euros. At December 31, 2016 and 2017, the Company had 167,741 and 41,355 restricted shares outstanding, respectively.

(f)Fair value of stock options and warrants

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

The Company estimated the following assumptions for the calculation of the fair value of the share options and warrants:

	Year Ended December 31,
	2015	2016	2017
Weighted average fair value of underlying shares	$10.96	$16.33	$27.82
Weighted average expected volatility	40.0%	44.8%	50.5%
Weighted average risk-free interest rate	0.37%	0.82%	1.69%
Weighted average expected term (in years)	4.00	3.98	3.73
Dividend yield	—%	—%	—%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

(g)Compensation expense

For the years ended December 31, 2015, 2016 and 2017, the Group recorded compensation expense as follows (in thousands):

	Year Ended December 31,
	2015	2016	2017
Stock options	$1,035	$1,587	$2,423
Employee BSPCE warrants	244	277	329
Restricted shares	910	1,018	1,117
Series H preferred shares	168	—	—
Restricted stock units	—	—	1,988
BSA Warrants	—	112	423
Total stock-based compensation expense	$2,357	$2,994	$6,280

Cost of revenue and operating expenses include employee stock-based compensation expense as follows (in thousands):

	Year Ended December 31,
	2015	2016	2017
Cost of revenue – subscriptions	$78	$74	$315
Cost of revenue - professional services	61	84	207
Sales and marketing	793	917	2,271
Research and development	302	542	1,263
General and administrative	1,123	1,377	2,224
Total stock-based compensation expense	$2,357	$2,994	$6,280

As of December 31, 2017, there was:

•$6.3 million total unrecognized compensation expense related to unvested employee share options that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 2.3 years;

•$1.0 million total unrecognized compensation expense related to unvested employee warrants (BSPCE) that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 2.2 years;

•$0.2 million total unrecognized compensation expense related to warrants (BSA) that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 0.5 years;

•$0.5 million total unrecognized compensation expense related to unvested restricted shares that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 1.5 years.

•

$17.0 million total unrecognized compensation expense related to unvested restricted stock units that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 3.5 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

18.Earnings (loss) per share

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

Diluted earnings (loss) per share amounts are calculated by dividing the net income (loss) for the period attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on the exercise of all dilutive share options, employee warrants (BSPCE) and warrants (BSA). Potential ordinary shares are treated as dilutive when their conversion to ordinary shares would decrease net income per share or increase net loss per share from continuing operations. As the Company was in a loss position for the year-to-date periods ended December 31, 2015, 2016 and 2017, the diluted loss per share is equal to basic loss per share.

The net loss and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows (in thousands, except per share data):

	Year Ended December 31,
	2015	2016	2017
Numerator (basic and diluted):
Net loss	$(22,006)	$(24,243)	$(31,208)
Denominator (basic and diluted):
Weighted-average ordinary shares outstanding	3,803	14,464	28,966

Basic and diluted net loss per share	$(5.79)	$(1.68)	$(1.08)

19.Borrowings

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows (in thousands):

	As of December 31,
	2016	2017
BPI France	$143	$1,056
Other	6	139
Total	$149	$1,195

Current borrowings	$143	$1,188
Non-current borrowings	$6	$7

BPI France provides advances for research and development projects which are reimbursable should the project be successful. One successful project has been funded, Project Diamond, for a total of $0.9 million (paid in 2010 for $0.4 million and in 2013 for $0.5 million). This advance is being repaid quarterly from December 2013 to September 2017. The loan is interest free. At December 31, 2016, the fair value of the BPI France advance approximates its carrying value due to the short period of time remaining on the term of the advance.

In the fourth quarter of 2017, the Company assumed $1.1 million of debt as part of the Restlet SAS acquisition

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

(See Note 14), related to refundable research and development subsidies from BPI France. The debt was assumed at its fair value and therefore at December 31, 2017, the fair value of the debt approximates its carrying value.

20.Commitments and contingencies

Operating lease commitments

The Group leases various offices in locations such as France, the United States, the United Kingdom and Germany under non-cancellable operating leases expiring within 1 to 7 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. The Group incurred rent expense on its operating leases of $2.3 million during the fiscal year ended December 31, 2015, $2.8 million during the fiscal year ended December 31, 2016 and $3.4 million during the fiscal year ended December 31, 2017, respectively.

Future minimum undiscounted lease payments under operating leases are as follows (in thousands):

Operating leases
As of
December 31, 2017
2018	$4,133
2019	3,731
2020	3,010
2021	2,436
2022	1,662
Thereafter	634
Total future minimum lease payments	$15,606

Capital commitments

As of December 31, 2017, the Company had no capital commitments to acquire fixed or other long-lived assets.

Contingencies

From time to time, the Group has been, and may become, involved in claims or legal proceedings which arise in the ordinary course of its business. The Group provides for a reserve against such third-party contingent liabilities when a loss is probable and can be reasonably estimated. The Group currently believes that resolving the claims and legal proceedings pending at December 31, 2017, will neither individually nor in the aggregate have a material adverse effect on the results of operations, cash flow or the financial position of the Group.

Guarantees

In third quarter of 2017, the Company agreed to guarantee several business contract obligations totaling $2.1 million.

21.Related party transactions

There is no single investor who has the ability to control the Company. However, the following investor owns at least 10% of the fully diluted share capital of the Company: Balderton Capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

Bpifrance Financement has funded one successful project for a total of $0.9 million (paying us $0.4 million in 2010 and $0.5 million in 2013). We paid this advance quarterly from December 2013 to September 2017. As of December 31, 2017, the balance on this advance was fully repaid.

As part of the Restlet SAS acquisition, the Company assumed debt totaling $1.2 million related to advances for research and development projects from Bpifrance to Restlet SAS.

One of the Company's founders and former board member is on the board of directors of a technological partner with which the Group has a number of transactions. The total transactions with the technological partner were as follows (in thousands):

	As of December 31,
	2015	2016	2017
Amounts billed from technological partner	1,025	1,009	1,092
Outstanding balance	19	241	—

In addition to their salaries, the Company also provides non-cash benefits to directors and executive officers, and contributes to a defined contribution plan on their behalf. Non-cash benefits include the Group's share option program, restricted stock units, Restricted shares and warrants (BSA) (See Note 17).

Key management personnel compensation was comprised of (in thousands):

	Year Ended December 31,
	2015	2016	2017
Wages and bonus	$2,980	$2,911	$3,134
Other remuneration	67	95	124
Post-employment benefits	32	60	106
Share-based payments	1,234	1,812	2,478
Total	$4,313	$4,878	$5,842

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

22.Group information

As of December 31, 2017, the Group's subsidiaries, all of which are wholly-owned, are as follows:

Country of
Name	Incorporation

Talend, Inc.	United States of America
Talend USA, Inc.	United States of America
Talend Limited	United Kingdom
Talend Beijing Co. Ltd.	China
Talend KK	Japan
Talend Limited (Ireland)	Ireland
Talend GmbH Switzerland	Switzerland
Talend GmbH Germany	Germany
Talend Limited (Canada)	Canada
Talend Australia Pty	Australia
Talend Singapore Pte. Ltd.	Singapore
Talend Netherlands BV	Netherlands
Talend Italy S.R.L.	Italy
Talend Sweden AB	Sweden
Talend Spain, SL	Spain
Talend Data Integration Services Private Limited	India
Restlet SAS	France
Restlet, Inc.	United States of America

23.Subsequent event

Performance-based restricted stock units

In the first quarter of 2018, the Company’s compensation committee modified the terms of the performance-based RSU’s that were granted in the second quarter of 2017. Based on the modification accounting in IFRS 2, as the new terms laid out by the Company’s compensation committee changed the vesting conditions of the awards, the stock-based compensation expense will be recognized beginning in the first quarter of 2018.

New operating lease commitment

In the first quarter of 2018, the Company’s wholly owned subsidiary, Talend, Inc., entered into an amendment to the lease at the Company’s corporate headquarters in Redwood City, California. The amendment expands the space currently occupied by the Company and increases the Company’s future minimum lease obligation by approximately $11.0 million over the lease term.